As confidentially submitted to the Securities and Exchange Commission on April 28, 2025.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Central Bancompany, Inc.
(Exact Name of Registrant as Specified in Its Charter)
Missouri (State or Other Jurisdiction of Incorporation or Organization)	6022 (Primary Standard Industrial Classification Code Number)	43-0959114 (IRS Employer Identification Number)

238 Madison Street
Jefferson City, MO 65101
(573) 634-1111
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jeremy W. Colbert
Executive Vice President, General Counsel and Corporate Secretary
Central Bancompany, Inc.
238 Madison Street
Jefferson City, MO 65101
(573) 634-1111
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copies to:
Catherine M. Clarkin Jared M. Fishman Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Telephone: (212) 558-4000	Samir A. Gandhi Robert A. Ryan Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 839-5300

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy, these securities in any jurisdiction where such offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus dated           , 2025
PROSPECTUS
           Shares
Central Bancompany, Inc.
Class A Common Stock

This is the initial public offering of shares of Class A common stock of Central Bancompany, Inc. We are offering      shares of our Class A common stock. We currently estimate that the initial public offering price per share of our Class A common stock will be between $      and $      per share. Shares of our Class A common stock are currently quoted on the OTC Markets under the symbol “CBCY.” We intend to apply to list our Class A common stock on the      (“                 ”) under the symbol “CBC.”
Approximately 67.8% of our currently outstanding Class A common stock is held in the Voting Trust (as defined herein) pursuant to which our Executive Chairman, S. Bryan Cook, and two of our directors, Robert M. Robuck and Robert R. Hermann, Jr., exercise voting control. Immediately following this offering, the Voting Trust is expected to hold    % of the voting power of our outstanding Class A common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the        . As a “controlled company,” we qualify for, and intend to rely on, the exemptions from certain corporate governance standards of the        . See “Management—Controlled Company Exemptions” and “Security Ownership of Certain Beneficial Owners and Management.”
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements in this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”
Shares of our Class A common stock are not saving accounts, deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency.

Investing in our Class A common stock involves significant risks. See “Risk Factors” beginning on page 32 of this prospectus for a discussion of certain risks you should consider before deciding to invest in our Class A common stock.
Neither the Securities and Exchange Commission, any state securities commission, the FDIC, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$
We have granted the underwriters an option to purchase up to an additional                 shares of our Class A common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.
The underwriters expect to deliver the shares of our Class A common stock against payment on or about       , 2025.

MORGAN STANLEY
The date of this prospectus is                 , 2025.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representation other than those contained in this prospectus or any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date. Any discrepancies included in this prospectus between totals and the sums of the percentages and dollar amounts presented are due to rounding.
Through and including                 , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
Certain Defined Terms
Unless we state otherwise or the context otherwise requires, references in this prospectus to:
•
“we,” “our,” “us,” “Central Bancompany,” “our Company” and “the Company” refer to Central Bancompany, Inc., a Missouri corporation, and its consolidated subsidiary The Central Trust Bank;

•
our “Articles” refers to our Second Amended and Restated Articles of Incorporation;

•
the “Bank” and “Central Trust Bank” refer to The Central Trust Bank, a Missouri-chartered trust company with banking powers and a state member bank of the Federal Reserve System;

•
“BHC Act” refers to the U.S. Bank Holding Company Act of 1956, as amended;

•
the “Board” and “our Board” refer to the board of directors of the Company;

•
our “Bylaws” refers to our amended and restated bylaws that will take effect prior to the completion of this offering;

•
our “Class A common stock” refers to our Class A voting common stock, par value $0.01 per share;

i

•
our “Class B common stock” refers to our Class B non-voting common stock, par value $0.01 per share;

•
our “common stock” refers, collectively, to our Class A common stock and Class B common stock;

•
“FDIC” refers to the Federal Deposit Insurance Corporation;

•
“Federal Reserve” refers to the Board of Governors of the Federal Reserve System;

•
the “GBCL” refers to the General Business and Corporation Law of Missouri, as amended;

•
the “Reclassification” refers to the reclassification, effective as of April 28, 2025, of each outstanding share of our Class B common stock into one share of Class A common stock; and

•
the “Voting Trust Agreement” refers to the amended and restated voting trust agreement, dated March 5, 2025 (such voting trust, the “Voting Trust”), among the Company, the extended members of the Sam Baker Cook family, certain employees, the descendants of former employees and certain other shareholders parties thereto (collectively, the “Voting Trust Members”), and S. Bryan Cook, Robert M. Robuck, and Robert R. Hermann, Jr., as trustees (collectively, the “Trustees”).

Market and Industry Data
Within this prospectus, we reference certain industry and sector information and statistics for various purposes, including in reference to our market share. Set forth below is an explanation of certain terms used in this prospectus:
•
Peers or peer group refers to the 50 banks included in the KBW Nasdaq Regional Banking Index. U.S. regional banks and thrifts that are publicly traded in the U.S. are selected for inclusion in the index based on KBW’s published methodology.

•
Our Consolidated weighted average deposit market share represents the weighted average value of our deposit market share across our Primary Markets and our Naples Market, as defined below in “Prospectus Summary—Our Business”, weighted by the volume of our deposits in those markets. All market share data is sourced from S&P Capital IQ Pro as of June 30, 2024 (the most recent date for which deposit share data is available) and is estimated to give effect to completed transactions through April 18, 2025. Deposit market share figures for each of our Primary Markets that include multiple MSAs or counties represent blended figures for all Metropolitan Statistical Areas (“MSAs”) or counties included in the definition of each such Primary Market. For our peers, consolidated weighted average deposit market share represents the weighted average deposit market share across all of the MSAs and non-MSA counties in which each bank operates, weighted by the volume of that bank’s deposits in those counties and MSAs.

•
Comparative peer data is sourced from S&P Capital IQ Pro and, except where otherwise noted, is presented as of December 31, 2024.

•
Weighted average projected population and income growth represents growth between 2025 and 2030 across all of the MSAs and non-MSA counties in which we or our peers (as applicable) operate, weighted by the volume of our or our peers’ (as applicable) volume of deposits in those markets, per S&P Capital IQ Pro as of June 30, 2024, as estimated to give effect to completed transactions through April 18, 2025.

We have obtained this information and these statistics from various independent, third-party sources. Nothing in the data used or derived from third-party sources should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but we have not independently verified them. Statements as to our market position are based on market data currently available to us. Although we are not aware of any misstatements regarding the demographic, economic, employment, industry and trade association data presented herein, these estimates involve inherent risks and uncertainties and are based on assumptions that are subject to change.
Trademarks, Service Marks and Copyrights
We own or have rights to certain trademarks, trade names and service marks appearing in this prospectus that are used in our business. This prospectus also contains additional trademarks, trade names and service marks

ii

belonging to Central Bancompany, Inc. or one of its affiliates or another third party. Solely for convenience, the trademarks, trade names and service marks appearing in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

iii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, before making an investment decision. This prospectus involves forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” for more information.
Company Overview
We are a bank holding company headquartered in Jefferson City, Missouri. As of December 31, 2024, we had total balance sheet assets of $19.2 billion and wealth assets under advice of $13.5 billion. Through our full-service community banking subsidiary, The Central Trust Bank (the “Bank”), we provide a comprehensive suite of consumer, commercial and wealth management products and services to our communities primarily in Missouri, Kansas, Oklahoma and Colorado. As of December 31, 2024, we operate 157 full-service branch locations, with a consolidated weighted average deposit market share of approximately 25%. Our ability to take market share and our successful acquisition strategy has caused our weighted average market share to increase steadily over time, including an increase of approximately 5.0 percentage points since 2010. Our business model is designed to serve the holistic financial services needs of businesses, individuals, agencies and community organizations within our footprint. Our goal is simple: to provide legendary service to our customers and to be an integral part in the success of our customers and the communities we serve. Our success is driven by our long-term commitment to the markets we serve and our culture of customer service excellence.
Our Company was founded in 1902 under the leadership of the great grandfather of our current Executive Chairman, S. Bryan Cook. Through successive generations of Cook family ownership, the Bank has thrived, and we have maintained consistent profitability despite the intervening 23 U.S. economic recessions1. We assisted the State of Missouri during the Great Depression with making payroll and paying other expenses, earned an annual return on average assets (“ROAA”) of at least 1.00% from 2008 to 2012 in the depths of the Great Recession, and were the 5th most profitable bank relative to the 50 banks included in the KBW Nasdaq Regional Banking Index (our “peers”) based on ROAA for the year ended December 31, 2024.

1
Number of recessions per National Bureau of Economic Research. A recession is defined as a significant decline in economic activity that is spread across the economy and that lasts more than a few months.

The following chart shows the compound annual growth rate (“CAGR”) of our net income since 1972 (the earliest year for which holding company financial statements are available):
Central Bancompany Net Income Over Time
($MM)
We believe the continuity of our ownership over our 123-year history of operating has fostered an enduring culture that has consistently proven successful in the marketplace and will position us well for future growth. This culture has allowed us to attract and retain great talent. Our employees are experienced (average 8-year tenure as of December 31, 2024), engaged (94% completed our most recent survey) and committed (84% would recommend working at the bank and 89% would recommend our products, each based on our most recent survey). Combined with our investments in products, services and technologies, we believe our culture has appealed to our customers and enabled us to increase market share. The core tenets of our culture, which we seek to quantify and hold ourselves accountable to, require us to be:
•
Customer Centric:   We focus on customer satisfaction and attracting and retaining customers for the long-term. Our latest Net Promoter Score (NPS) was 71, based on our most recent customer survey, which we believe is as much as two times the average for U.S. retail banks. We have been able to grow the number of households we serve by an average of 3% per year since 2016, and believe we have the ability to continue to do so at a greater rate than our peers. Additionally, our deposit customers had an average tenure of 13 years as of December 31, 2024, and we were named Newsweek’s Best Customer Service Bank in 2023 (the only year this ranking was published).

•
Community Aligned:   We emphasize giving back to the communities we serve. We track our community services hours, which totaled over 20,000 in 2024, or approximately 7 hours per employee.

•
Committed to the Long Term:   As we have grown, our capital ratios and balance sheet liquidity metrics have remained amongst the strongest of our peers’ as of December 31, 2024, as described below under “Our Competitive Strengths—Resilient Profitability.” We continuously reinvest in our business and are currently undertaking a banking core modernization project that is intended to provide us with real-time, API-based capabilities. As a testament to our success, we were ranked the #10 Best Bank by Forbes in 2025 and are one of only two banks to have been in the Top 50 in every year since Forbes began its rankings in 2009.

•
Collaborative to Succeed:   We maintain a community banking model led by experienced leaders in each of our markets that are empowered to make local decisions, which requires accountability and collaboration with our senior leaders and business line managers. Our collaborative contract is embodied in the “Central Code,” which we renew periodically.

Notes:
(1)
Source: S&P Capital IQ Pro as of June 30, 2024.

(2)
Net Promoter Score represents Central Bancompany’s 2024 figure based on our most recent customer survey for Consumer, Commercial and Wealth businesses weighted by number of responses.

Our Business
Our vision is to become the leading financial services provider in each community we serve. To accomplish this vision, we strive to offer service levels better than other community banks and products, services and technologies consistent with the largest banks in the industry. We capture this ambition in our slogan, “Strong Roots, Endless Possibilities,” and manage our Company around these dual objectives.

The “Strong Roots” portion of our slogan is representative of our 11 “Primary Markets” and the 79 communities that we serve, as well as the executives that lead them, many of whom are long term residents of the communities in which they are employed. The following table lists our “Primary Markets”:
Primary Market	Definition
Jefferson City	Jefferson City, MO MSA
Kansas City	Kansas City, MO-KS MSA; Lawrence, KS MSA
Columbia	Columbia, MO MSA; Mexico, MO MSA; Moberly, MO MSA
St. Louis	St. Louis, MO-IL MSA
Springfield	Springfield, MO MSA
Lake of the Ozarks	Camden County, MO; Miller County, MO; Morgan County MO
Branson	Branson, MO MSA; Stone County, MO
Sedalia	Sedalia, MO MSA
Warrensburg	Warrensburg, MO MSA
Oklahoma	Tulsa, OK MSA; Oklahoma City, OK MSA
Colorado	Denver-Aurora-Centennial, CO MSA; Colorado Springs, CO MSA; Durango, CO MSA

Note: Metropolitan Statistical Areas (“MSAs”) as defined by the United States Office of Management and Budget (OMB). Primary Markets do not include the Naples-Marco Island, FL MSA (our “Naples Market”), where the Company operates one full-service branch.
We are well recognized within our markets for our relationship-based banking model that provides for local, efficient decision-making. Our experienced leaders are fully responsible for providing “legendary” customer service, growing their markets and hiring the necessary talent to achieve those goals. These leaders are empowered to make key local decisions, driving changes they believe are necessary to ensure success in their communities in collaboration with our senior leaders, but in exchange they are held accountable for performance. We believe each of our designated markets is attractive and high performing from a financial and franchise perspective.
Dollars in millions	Total Deposits (as of 12/31/24)	Total Loans (as of 12/31/24)	2024 ROAA	Deposit Market Share	NPS(3)	Employee Satisfaction(4)
Missouri Markets:
Jefferson City	$3,254	$1,533	1.79%	56%	73	83%
Kansas City	3,025	2,154	1.95%	3%	69	78%
Columbia	2,733	1,727	2.08%	36%	72	86%
St. Louis	1,864	2,076	1.85%	2%	74	88%
Springfield	1,489	1,305	2.06%	9%	67	85%
Lake of the Ozarks	980	585	2.10%	27%	75	84%
Branson	410	295	2.01%	19%	65	83%
Sedalia	398	265	2.01%	42%	69	75%
Warrensburg	358	196	1.96%	27%	65	100%
Other Primary Markets:
Oklahoma	364	817	1.67%	0%	68	85%
Colorado	99	545	1.33%	0%	79	88%
Consolidated(1)(2)	$14,986	$11,658	1.63%	25%	71	84%

Source: Central Bancompany & S&P Capital IQ Pro

Notes:
(1)
Consolidated deposit market share represents the weighted average value of our deposit market share across each of our Primary Markets and our Naples Market, weighted by the volume of our deposits in those markets. All market share data is sourced from S&P Capital IQ Pro as of June 30, 2024 (most recent publicly available information) and is estimated to give effect to completed transactions through April 18, 2025. Deposit market share figures for each of our Primary Markets that include multiple MSAs or counties represent blended figures for all MSAs or counties included in the definition of each such Primary Market.

(2)
Discrepancies between consolidated deposits and loans and the sum of the 11 Primary Market areas due to deposits and loans in our non-Primary Markets.

(3)
NPS figures are based on most recent annual customer survey and weighted by number of responses for Consumer, Commercial and Wealth lines of business (in the case of Commercial, figure is based on responses from customers who consider the Bank to be their primary financial services provider).

(4)
Employee satisfaction figures represent share of employees who would recommend working at the bank based on most recent annual employee survey.

To serve these communities well, we aim to deliver “Endless Possibilities,” including best-in-class products and services and technologies delivered through our consumer, commercial and wealth management business lines and supported by our technology division to drive customer satisfaction and focus on innovation. Our in-house technology division and innovation teams, together employing approximately 65 programmers and designers, support these business lines and their customer experience objectives. These collective investments have positioned us well, with an average mobile app rating of 4.9/5 on iOS with nearly 50,000 customer ratings (as of April 28, 2025), as a result of nearly 300 mobile functionalities (similar to the largest banks in the U.S., including at least 98% of the features offered by large money center banks, according to FinTech Insights).
Our Markets
We are a super-community bank organized around our 11 Primary Markets, serving 79 communities. Our business is predominantly located in Missouri, a state known for its business-friendly environment, diversified and stable markets, favorable tax regime and convenient location in the central U.S., making it a hub for industries such as transportation, logistics and trade. The markets we operate in have a 5-year weighted average projected population growth of 2.8% versus the median of our peers of 1.9% according to S&P Capital IQ Pro. Similarly, for the same projected period, our markets are expected to have an 8.3% weighted average median household income growth versus 8.1% for our peers. In addition, we are growing our presence in banking markets located throughout the states of Kansas, Oklahoma, Colorado and Florida. As of December 31, 2024, we operate a network of 157 full-service branches across 17 MSAs.
Central Bank began its legacy in 1902 in Jefferson City, MO where we maintain a leading market share. Over our history, we believe our customer-centric approach and commitment to local leadership have bolstered our presence in legacy markets and allowed us to expand our reach into urban, suburban and midsized markets, enabling us to serve a diverse customer base. Our strategic expansion into higher-growth metropolitan areas, like Kansas City, St. Louis, Denver, Tulsa and Oklahoma City, provides access to a broad range of commercial, consumer and government banking opportunities, while enabling us to attract experienced bankers and deepen client relationships. We believe our operations in smaller, stable markets contribute a strong, stable deposit base and customer loyalty. We continue to nurture our long-standing relationships with individuals, businesses, agencies and community organizations in our footprint, which strengthens our ability to fund growth and deepen client engagement, while winning market share over time in both new and legacy markets. Since June 30, 2010, our weighted average market share has increased by approximately 5.0 percentage points despite dislocations from the 2008 financial crisis and the COVID-19 pandemic. Our consolidated weighted average deposit market share of approximately 25% as of June 30, 2024, which is more than twice the median of our peers at approximately 10% according to S&P Capital IQ Pro, has been a testament to our strong franchise and our reputation as a stable and dependable local partner.

The following chart shows the location of each of our 157 full-service branches:
Our Business Lines
Our business model is designed to serve the holistic financial services needs of businesses, individuals, agencies and community organizations within our footprint. Our goal is simple: to provide legendary service to our customers and to be an integral part in the success of our customers and the communities we serve. Our relationship management teams are organized in focused business lines: Consumer Banking, Commercial Banking and Wealth Management.
Consumer Banking
Consumer Banking serves approximately 275,000 households through our network of 157 full-service branches and approximately 1,000 full-time employees as of December 31, 2024. We provide a comprehensive suite of offerings, including a full set of deposit products, state of the art digital banking solutions, a range of consumer lending solutions, including home equity lines of credit (“HELOCs”), and a wholly-owned credit card portfolio. Our leading mortgage operation offers both standard mortgages with in-house servicing available, typically sold to the Federal Home Loan Mortgage Corporation (“Freddie Mac”), Federal National Mortgage Association (“Fannie Mae”) or private investors, and a range of sophisticated mortgage options, including bridge and portfolio lending, and multiple governmental programs.
Commercial Banking
Through our network of commercial bankers across our footprint, Commercial Banking provides full-service relationship banking solutions to approximately 70,000 small, middle-market and commercial business entities within our markets as of December 31, 2024. Our long-tenured commercial lending teams originate loans to finance a wide range of our customers’ needs, including commercial, small business and government segments, while striving to maintain conservative underwriting standards. Our deposit and cash management solutions feature a full suite of digital-first tools, treasury management services, and innovative payment and card solutions to complement our comprehensive deposit offerings.
Wealth Management
Our Wealth Management line of business is comprised of two platforms: Central Trust Company and Central Investment Advisors, run by a team of more than 150 experienced and highly credentialed professionals, which includes several CFPs, CFTAs, J.D.s, CFAs and CPAs, as of December 31, 2024. Collectively, our Wealth Management businesses managed over $13.5 billion in assets under advice as of December 31, 2024, offering diverse services and delivering tailored investment solutions. Central Trust Company manages approximately $9 billion in assets under advice across a network of nine locations and provides comprehensive wealth management solutions, including: investment management, fiduciary services, retirement planning / employee benefits solutions, financial, estate and tax planning services. Central Investment Advisors, in partnership with LPL Financial, offers traditional brokerage and managed investment solutions, financial and retirement planning, wealth transfer, insurance planning and employee benefits solutions to individuals, families and businesses through a network of 105 locations. We expect that recent private banking hires and a planned private banking product expansion will further enhance our ability to deliver customized financial solutions, driving deeper product penetration for high-net-worth and ultra-high-net-worth clients. We have an estimated $40 billion incumbent opportunity, representing estimated total wealth assets of our existing customers with a banking relationship that they hold with other advisors, based on USA Data and the Company’s internal analysis as of December 31, 2024. Our Wealth Management business generates high net margins, providing stability and enhancing the resiliency of our franchise.
As illustrated in the table below, each of our business lines across Consumer Banking, Commercial Banking and Wealth Management provides strong and stable financial returns and contributes to our overall franchise strength. Our 23% fee income ratio and adjusted fee income ratio (non-GAAP) of 26% for 2024 outpaces that of our peer group’s medians of 18% and 19%, respectively2.
(As at and for the year ended December 31, 2024)	Consumer	Commercial	Wealth	Consolidated(1)
Net Income ($000s)	112,169	226,518	16,791	305,810
Adjusted Net Income ($000s)(2)	—	—	—	333,731
Fee Income Ratio(3)	31.1%	9.7%	100.0%	23.4%
Adjusted Fee Income Ratio(2)	—	—	—	26.4%
ROAA(3)(4)	1.48%	2.73%	—	1.63%
Adjusted ROAA(2)	—	—	—	1.78%
Pre-tax Margin(3)	36.7%	65.9%	32.0%	43.9%
Adjusted Pre-tax Margin(2)	—	—	—	46.1%
Net Promoter Score (NPS)(5)	71	65	88	71
Total Loans ($Bn)	3.3	8.4	—	11.7
Total Deposits ($Bn)	7.7	7.5	—	15.0
Assets Under Advice ($Bn)	—	—	13.5	13.5
Cost of Deposits(3)	0.99%	1.58%	—	1.30%

Notes:
(1)
Consolidated includes corporate and other metrics and eliminations.

(2)
Adjusted Net Income, Adjusted Fee Income Ratio, Adjusted ROAA and Adjusted Pre-tax Margin on a consolidated basis are non-GAAP financial measures; refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures Reconciliations” for more information, including a reconciliation to the comparable GAAP measures.

2
The “Fee Income Ratio” is defined as Fee Income divided by the sum of Net Interest Income and Total Other Income. The “adjusted fee income ratio” is a non-GAAP financial measure; refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures Reconciliations” for more information, including a reconciliation to the comparable GAAP measure.

(3)
For information on how Fee Income Ratio, ROAA, Pre-tax Margin and Cost of Deposits are calculated, refer to “—Selected Financial Data.”

(4)
ROAA for the Consumer business line based on average deposits rather than average assets.

(5)
NPS figures are based on most recent annual customer survey and weighted by number of responses for Consumer, Commercial and Wealth lines of business (in the case of Commercial, figure is based on responses from customers who consider the Bank to be their primary financial services provider).

Our Products and Services
As a relationship-focused bank, we combine a broad suite of financial products with advanced technology, delivering a banking experience that we believe rivals the largest institutions while maintaining the personal service of a super-community bank. Our highly rated mobile app is designed to provide seamless access for our customers to a broad array of financial services, including loans, deposit accounts, wealth management and treasury management solutions. Whether serving businesses, consumers or government organizations, our mission is to offer the tools and expertise to help clients manage their financial goals with ease.
Loans and Leases
As a super-community bank, we endeavor to support economic growth in each of the communities in which we operate. This focus aligns our lending activity and growth. We have a highly diversified loan and lease portfolio that has demonstrated steady growth through multiple economic cycles. Our loan and lease portfolio has grown at a 6% CAGR over the last 10 years from December 31, 2014 to December 31, 2024, totaling $11.7 billion as of December 31, 2024. Much of this growth was organic as a result of our strategic focus on local businesses in our core communities, supplemented by the acquisitions of Douglas County Bank, Liberty Bancorp, Platte Valley Bank and several smaller acquisitions. While growing our loan and lease portfolio, we have maintained a conservative approach to underwriting and stringent risk management standards designed to promote pristine asset quality.
Loan Composition
The following chart illustrates the composition of our loans as of December 31, 2024:

Deposits
We provide a full range of deposit products to individuals, businesses, governments and community organizations, serving as a primary funding source for the Bank. Our deposit composition is balanced between Consumer (51%) and Commercial (49%, including public funds) as of December 31, 2024. Our product offerings include checking, savings, money market accounts and certificates of deposit, all supported by convenient digital and payment solutions such as debit cards, direct deposit, person-to-person and ACH payments as well as extensive online and mobile banking capabilities. For commercial and government clients, we also offer treasury and cash management solutions to support their liquidity and operational needs.
As of December 31, 2024, we had total deposits of $15.0 billion, comprised of 35% noninterest-bearing accounts, 54% savings and interest-bearing demand deposit accounts, and 11% time deposits. Our deposit base has increased at a CAGR of 7% over the past 10 years from December 31, 2014 to December 31, 2024, representing approximately $7.6 billion of growth over that period. Despite this track record of strong growth, our average deposit size remains smaller, or more “granular,” than our peers’ average deposit size and low-cost. As of December 31, 2024, our average deposits account size was approximately $20,000, below the median of our peers of approximately $38,000. Additionally, our non-time deposits represented 89% of our total deposits, while our total deposit cost was 1.30%, significantly below the median of our peer group of 2.25%.
Deposit Composition
The following chart illustrates the composition of our deposits as of December 31, 2024:
Wealth Management
Our wealth management offering provides relationship banking, investment and brokerage tools to individual and business clients. We provide investment management, fiduciary services, financial, estate and tax planning services, retirement planning, wealth transfer, insurance planning and employee benefits solutions. We use a fiduciary approach and process intended to help our clients meet and exceed their financial goals and wealth objectives. Collectively, our Wealth Management businesses managed $13.5 billion in assets under advice as of December 31, 2024.

Treasury Management
Our comprehensive treasury management solutions are designed to scale from the smallest business banking clients to our largest commercial and government clients. We offer a full suite of products and services assisting clients with their cash flow and liquidity management, payment and card, reconciliating and fraud management needs. Payable solutions include ACH, wire transfer, commercial cards, business cards, prepaid cards, payroll cards, bill pay, account reconciliation, integrated payables, check issuance and ePayroll. Our payables solutions give our business customers options on how to best deliver their payments depending on speed, choice and efficiency. Receivable solutions include merchant services, ACH, real time payments (“RTP”), wire transfers, remote deposit capture, automated invoicing, lockbox, integrated receivables, and coin and currency. These receivable tolls help reduce days sales outstanding for our customers and allow for quicker receipt of payment. These solutions are paired with our Treasury Management platform that provides detailed information reporting, mobile capabilities, alerting, self-service and enterprise resource planning (“ERP”) integrations to popular accounting systems allowing for simpler account reconciliation.
We are a recognized leader in payments: among other distinctions, for 2023, we were recognized as the 50th largest ACH originator according to a report from Nacha published in March 2024; and the 17th largest corporate card issuer, the 35th largest purchasing and fleet card issuer, and the 48th largest small business credit card issuer according to a Nilson Report published in May 2024. We seek to maintain our leadership through continued investment in emerging technologies, including enabling instant payments through RTP, further strengthening our robust capabilities. Additionally, we are differentiated from similarly sized banks by offering dedicated treasury management solutions tailored for governments, municipalities and associations, much of which we have built with our own technology. We have been consistently recognized as providing one of the best Health Savings Account (“HSA”) programs in the country and are the 18th largest HSA provider as of June 30, 2024 according to a report from Devenir published in September 2024.
Our Competitive Strengths
We believe the following competitive strengths have consistently contributed to three key areas of our strategy and of our success: high, resilient and growing profitability. Our high profitability profile is supported by our strong market position and granular, low-cost deposit customer franchise, as well as our diversified revenue and fee income profile with an attractive wealth business. Our resiliency is driven by our strong balance sheet and our demonstrated risk management capabilities that provide flexibility to potentially leverage significant excess capital and liquidity. Our growth profile is attributable to our consistent ability to drive operating leverage through organic growth, acquisitions and thoughtful expense management.
High Profitability
Our profitability for the year ended December 31, 2024 was among the highest in our peer group based on various metrics, driven by our granular customer relationships, diversified business model and ongoing disciplined investments. The following table illustrates certain profitability metrics for the year ended December 31, 2024 compared to the peer group median.
	2024Y	Peer Median
Cost of Funds(1)	1.39%	2.37%
Fee Income Ratio(1)	23%	18%
Adjusted Fee Income Ratio(2)	26%	—
Efficiency Ratio(1)	55%	60%
Efficiency Ratio (FTE)(2)	52%	—
ROAA(1)	1.63%	1.00%
Adjusted ROAA(2)	1.78%	—

Source: Central Bancompany and S&P Capital IQ Pro
Notes:
(1)
For information on how Cost of Funds, Efficiency Ratio and ROAA are calculated, refer to “—Selected Financial Data.”

(2)
Adjusted Fee Income Ratio, Efficiency Ratio on a fully tax-equivalent (“FTE”) basis and Adjusted ROAA are non-GAAP financial measures; refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures Reconciliations” for more information, including a reconciliation to the comparable GAAP measures.

Strong Market Position and Granular, Low-Cost Deposit Customer Franchise
Our strong market position and granular customer franchise are key strengths. In addition to our consolidated weighted average deposit market share of approximately 25% as of December 31, 2024, our median demand deposit account (“DDA”) and wealth account size was approximately $1,300 for personal DDAs, $4,000 for non-personal DDAs, $64,000 for brokerage accounts and $430,000 for wealth accounts excluding custody accounts and unmanaged accounts. Our consumer accounts are typically smaller, relationship driven and generally supportive of wider profit margins. We have maintained a granular deposit base of 89% non-time deposits, which is above the top quartile of our peers (85%) and the median of our peers (84%), and we have benefited from our ability to maintain a low-cost funding profile through cycles, including a cost of funds at 1.39% compared to the median of 2.37% for our peers in 2024. Our net interest margin of 3.84% was above the median of our peer group net interest margin of 3.22% for the year ending December 31, 2024. Further, we believe our culture of accountability has led to balanced cost discipline, supported our growth and customer experience objectives over time and resulted in strong operating leverage, as evidenced by an efficiency ratio of 55% for the full year 2024. Finally, we have delivered consistent returns over time, with an average return on average assets of 1.42% and an average adjusted return on average total assets (non-GAAP) of 1.47% over the five years ended December 31, 2024.3 The following graph shows our cost of funds compared to our peers for 2019 through 2024.
Central Bancompany vs. Peer Median Cost of Funds Over Time

Source: S&P Capital IQ Pro. Financials per FR-Y-9C regulatory filing for peers.
Note: Costs of Funds Beta is defined as the change in annual cost of funds over the period relative to the end of period change in the Fed Funds target rate.
Diversified Revenue Profile with Attractive Wealth Business
We have a diversified revenue mix with significant fee income contribution that is supported by an attractive wealth management business with $13.5 billion of assets under advice as of December 31, 2024. Our two wealth management platforms, Central Trust Company and Central Investment Advisors, operate in over 100 locations and employ over 150 advisors and professionals as of December 31, 2024, contributing fee income representing 8% of our total revenues for 2024 and growing at approximately 10% annually between 2019 and 2024. Our assets under advice to assets ratio of 70% is over twice the peer median of 27%. Treasury management is another key component of our fee income profile and has represented 6% of our total fee income in 2024.

3
Adjusted return on average total assets is a non-GAAP financial measure; refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures Reconciliations” for more information, including a reconciliation section for additional detail to the comparable GAAP measures.

Fee Income Revenue Breakdown and Net Interest Margin
($MM)
Resilient Profitability
Over the last 123 years of operation, we are proud to have held our position as a trusted institution among our communities and customers, bolstered by our strong balance sheet and prudent risk management.
Strong Balance Sheet with Flexibility to Potentially Leverage Significant Excess Capital and Liquidity
We have continued to maintain a top decile common equity tier 1 (“CET1”) ratio compared to our peers and a liquid balance sheet. Our capital ratios have consistently been well above regulatory minimums with a CET1 ratio of 23.6% as of December 31, 2024 compared to a peer median of 12.3%. This results in us holding $1.4 billion excess capital relative to that benchmark. Our balance sheet liquidity has also remained robust, with a 78% loan to deposit ratio as of December 31, 2024. We manage our exposure across products, and have manageable exposures to asset classes such as commercial real estate (“CRE”), where our CRE to total risk-based capital (“RBC”) ratio of 134% as of December 31, 2024 was well below that of the peer median of 214%. Our strong liquidity profile is demonstrated by the absence of Federal Home Loan Bank (“FHLB”) advances and brokered deposits, implying a 0% wholesale funding ratio, relative to the peer median of 5.2% as of December 31, 2024. Additionally, our liquidity, measured by our cash and securities to total assets ratio of 36% as of December 31, 2024, exceeded the peer median of 22%. We maintain a strong focus on interest rate risk, as demonstrated by our consistent growth in net interest income through recent rate cycles. The strength of our balance sheet from both a capital and a liquidity perspective enables us to maintain operational and investment flexibility, including the ability to pursue organic and inorganic growth opportunities, or capital return alternatives.
	Central	Peer Median
CET1 Ratio %	23.6%	12.3%
Total RBC Ratio %	24.9%	14.6%
(FHLB Advances + Brokered Deposits) / Total Assets %	0.0%	5.2%
Liquidity / Total Deposits %(1)	20%	15%
Uninsured and Uncollateralized Deposits / Total Deposits %(2)	23%	33%
CRE / RBC %	134%	214%
NPAs / Assets %	0.23%	0.46%

Source: S&P Capital IQ Pro. As of December 31, 2024.
(1)
Liquidity defined as cash and balances due plus unencumbered securities. Unencumbered securities defined as total securities less pledged securities.

(2)
Uninsured and uncollateralized deposits reflect bank-level uninsured deposits less bank-level preferred deposits.

Demonstrated Risk Management Capabilities
We have maintained consistent profitability over our 123-year history, including during the Great Depression. During the 2008 financial crisis, our annual ROAA did not go below 1.02%. During the liquidity crisis of 2023, we earned record profits. We believe our customers have sought the safety of our balance sheet amid periods of economic uncertainty. The trust our customers have placed in our Company, as demonstrated by our average deposit customer tenure of 13 years, speaks to the resiliency of our business model and prudence of our risk management practices. The ongoing management of our credit, liquidity and interest rate risks over time have resulted in a long history of resilient profitability.
Our credit quality is robust, with 0.23% nonperforming assets (“NPAs”) to total assets ratio compared to the peer median of 0.46% as of December 31, 2024, and an average net charge-offs (“NCOs”) to average loans ratio of 0.09% that was 6 basis points below the median of our peer group over the last five-year period ended December 31, 2024. Despite strong credit, as of December 31, 2024, we maintained a 1.32% reserves to loans ratio (compared to a 1.20% peer median).
Central Bancompany vs. Peers
NPAs to Assets and Reserves to Loans as of December 31, 2024

Source: S&P Capital IQ Pro

Our strong risk management practices have helped us navigate multiple economic cycles while continuing to deliver best-in-class service to our customers. As shown below, we have demonstrated superior credit quality during the Great Recession with peak annual NCOs significantly below our peers. We continued to maintain no wholesale funding exposure through the liquidity events of 2023 and have continuously grown Net Interest Income (“NII”) throughout rate cycles.
Central Bancompany vs. Peer Median
Historical NCOs to Average Loans

Source: S&P Capital IQ Pro
Central Bancompany Wholesale Funding Reliance
(FHLB Advances + Brokered Deposits) to Total Assets vs. Peers
	2021	2022	2023	2024
Central	0.02%	0.01%	0.00%	0.00%
Peer Median	1.67%	6.69%	6.68%	5.20%

Source: S&P Capital IQ Pro. Financial data as of December 31, 2024. Peer data reflect FR Y-9C financials.
Despite changes in the broader interest rate environment, we have maintained consistent net interest income growth over the last five years. By comparison, only eight banks in our peer group of 50 banks have consistently grown net interest income in each year over the last 5 years through 2024.

The following chart shows our net interest income compared to average effective fed funds rate for each year between 2019 and 2024:
Central Bancompany Net Interest Income vs. Average Effective Fed Funds Rate

Source: Average fed funds rate is the daily average effective federal funds rate over the course of each year
The following chart shows the number of our peer banks that have had five or more years of consecutive years of net interest income growth through 2024:
Percentage Breakdown of Consecutive Years of Net Interest Income Growth

Source: S&P Capital IQ Pro, as of December 31, 2024
Growing Profitability
Since our first acquisition in 1972, we have generally enjoyed consecutive increases in net income, and through year-end 2024 we have grown net income at a 10% CAGR. We have achieved these impressive results by remaining committed to our proven community banking strategy and by realizing operating leverage as we work to continuously gain market share through customer and bank acquisitions.
We have been able to consistently grow the number of households we serve and believe we have the ability to continue to do so at a greater rate than our peers. We have complemented our organic growth with 47 acquisitions over the last 52 years.

Consistent Earnings Growth Resulting from Commitment to Operational Excellence
Our business has demonstrated consistent earnings growth through a strong return profile over periods of economic cycles. This performance has delivered 8% net income CAGR over the last five completed years and 10% annual adjusted net income (non-GAAP) CAGR,4 driven by operating leverage arising through organic growth, acquisitions and prudent expense management. Furthermore, we believe that margin expansion from redeploying maturing fixed rate loans and adjustable-rate mortgages ($2.0 billion and $1.7 billion maturing in 2025 and 2026, respectively, with roll off yield of nearly 6% and in excess of 5%, respectively) and securities ($1.3 billion and $0.9 billion maturing in 2025 and 2026, respectively, with roll off yield of approximately 2% and 3%, respectively) will provide further earnings upside in the near term. The following chart shows the CAGR of our net income since 1972 (the earliest year for which holding company financial statements are available):
Central Bancompany Net Income Over Time
($MM)
Experienced Acquirer That Is Well-Positioned for Future M&A Growth
The strength of our business is complemented by half a century of inorganic growth, resulting in 47 acquisitions over the last 52 years. We believe that the combination of this acquisition experience, our senior leadership expertise, our abundant capital and the compelling proposition we offer potential partners, position us well to continue and expand upon our historic acquisition successes. Within our current acquisition target markets of St. Louis, Kansas City, Oklahoma, Colorado and Texas alone, there is a large opportunity set of potential acquisitions of more than 700 banks smaller than us by assets that hold more than $500 billion of deposits as of year-end 2024. We also expect to consider attractive opportunities outside of our current target markets.

4
“Adjusted net income” is a non-GAAP financial measure; refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures Reconciliations” for more information, including a reconciliation to the comparable GAAP measure.

Assets Acquired Over Time—47 Banks Acquired Since 1972
($Bn)
Our Strategic Growth Plans
We believe our competitive strengths supported by our strong culture and consistent strategic execution have driven the success of our franchise to date. Our superior profitability is supported by our strong market position, granular and low-cost deposit customer base, our diversified revenue and fee income profile with an attractive wealth business, and our strong balance sheet and demonstrated risk management capabilities that provide flexibility to leverage significant excess capital and liquidity. We outpace our peers by a wide margin on many related metrics, as demonstrated by our top quartile performance shown in the chart below as of and for the year ended December 31, 2024.

Central	Bottom Quartile	Median	Top Quartile	Central vs. Peers	Central's Percentile
Deposit Franchise	Cost of Deposits	1.30%	2.72%	2.25%	1.75%	✓+	96%
	Cost of Funds	1.39%	2.90%	2.37%	1.86%	✓+	96%
	Non-Time Deposit Composition	89%	78%	84%	85%	✓+	82%
	Average Deposit Size	$20k	$56k	$38k	$33k	✓+	98%
	Consolidated Weighted Average Deposit Market Share	25%	6%	9%	15%	✓+	96%
Balance Sheet & Capital	Loan / Deposit Ratio	78%	91%	85%	78%	✓+	75%
	Cash & Securities / Assets	36%	18%	22%	29%	✓+	90%
	CET1 Ratio	23.6%	11.3%	12.3%	14.1%	✓+	100%
	Total Risk Based Capital Ratio	24.9%	14.0%	14.6%	15.9%	✓+	100%
	(FHLB Advances + Brokered Deposits) / Total Assets	0%	10%	5%	2%	✓+	100%
	(Uninsured + Uncollateralized Deposits) / Total Deposits	23%	38%	33%	27%	✓+	90%
Loans & Asset Quality	NPAs / Assets	23 bps	65 bps	46 bps	31 bps	✓+	82%
	CRE / RBC	134%	272%	214%	180%	✓+	84%
Financial Performance	ROAA	1.63%	0.70%	1.00%	1.22%	✓+	92%
	Adjusted ROAA [(1)]	1.78%	0.72%	1.08%	1.29%	✓+	94%
	Net Interest Margin	3.84%	2.87%	3.22%	3.49%	✓+	92%
	Efficiency Ratio	55%	64%	60%	56%	✓+	78%
	EPS Growth (10 Year CAGR)	11%	3%	6%	9%	✓+	88%
Wealth & Fee Income	Assets under Advice / Total Assets	70%	13%	27%	51%	✓+	78%
	Fee Income Ratio	23%	14%	18%	22%	✓+	78%
	Adjusted Fee Income Ratio [(1)]	26%	14%	19%	23%	✓+	84%

✓+ Above Peer Top Quartile

Notes:
(1)
Adjusted Fee Income Ratio, Adjusted ROAA and Adjusted Pre-tax Margin are non-GAAP financial measures; refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures Reconciliations.”

We are currently executing on our latest strategic plan, which we call “The Road Ahead,” initiated in 2022. This plan aims to maintain our historic track record of profitable growth by focusing on our existing core competencies to drive customer growth, deepening our customer relationships and associated fee income, and deploying our capital into larger strategic acquisitions. We have made substantial progress against these goals and continue to invest in new capabilities across our business lines to ensure we remain on track.
•
Customer growth and operational efficiency:   Over the past three years, we have built six new branches in our efforts to expand our footprint in Oklahoma, Colorado and Florida and grow our customer base. To maximize our operational efficiency, we closed three branches in well-served markets. Over the next few years, we intend to expand our coverage in attractive metro opportunities with new branches planned for Greater St. Louis, Kansas City Metro and Denver, CO.

•
Deepen customer relationships:   We believe that our reputation, expertise and customer-centric banking model enable us to further penetrate our existing customer base. We look to leverage our relationships with existing customers by cross-selling existing and new capabilities. We have made recent hires in both private banking and treasury management to facilitate these efforts. We have identified approximately $40 billion of high-net-worth customer wealth assets of our existing customers with a banking relationship that they hold with other advisors, based on USA Data and the Company’s internal analysis as of December 31, 2024, and our primary markets show significant opportunity for increased treasury management activities. We intend to continue to capitalize on opportunities to capture more business from existing customers throughout our banking network.

•
Acquisitions:   Over the last few years, we have developed relationships with a wide array of potential partners and have passed on several opportunities that did not meet our deal parameters. We believe we are well positioned to move quickly when suitable opportunities arise. Our balance sheet position with excess capital and liquidity provides us with flexibility when considering potential acquisition opportunities.

This offering is intended to facilitate our acquisition efforts. As we have grown larger, so have our target acquisitions and our potential partners’ preference for stock consideration. Our private company status has slowed our desired acquisition pace. We believe the combination of a liquid public stock and our significant efforts over the last several years to cultivate relationships with high-quality potential partners will position us to substantially accelerate our deployment of capital. For example, as described above, as of December 31, 2024, our CET1 capital was $1.4 billion higher than it would have been if we maintained a CET1 capital ratio equal to the median of our peer group, and if we fully deployed this $1.4 billion of excess capital relative to peers on cash bank acquisitions, as of December 31, 2024 we estimate it could add more than $100 million in incremental net earnings per year, (assuming a 14% after-tax return on invested capital and foregoing 4% pre-tax interest on cash balances, or 3% on an after-tax basis based on a 23.4% effective tax rate). Our targeted potential acquisition partners are generally high-quality banks with demonstrated track records of operational and financial performance, have strong management teams, and are generally located in faster growing states, including Texas, Colorado and Oklahoma. Our key M&A financial parameters include EPS accretive transactions with return on invested capital that exceeds 10%.
Our Ownership
Extended members of the Cook family, certain employees, the descendants of former employees and certain other shareholders (collectively, the “Voting Trust Members”) have entered into a voting trust agreement (the “Voting Trust”) with respect to their Class A common stock. The trustees of the Voting Trust (the “Trustees”), S. Bryan Cook, Robert M. Robuck and Robert R. Hermann, Jr., acting by a simple majority exercise sole voting discretion over shares of Class A common stock owned by the Voting Trust. The Voting Trust was established in 1989 by shareholders seeking to secure the continuity and stability of policy, management and operations of the Company. The Voting Trust will terminate on December 31, 2035, which date may be extended for one or more additional ten-year terms with the approval of the Trustees, the Company and Voting Trust Members representing at least 60% of the shares of Class A common stock subject to the Voting Trust. For more information about the Voting Trust, see “Certain Relationships and Other Related Party Transactions—Voting Trust Agreement.”
Currently, 67.8% of our Class A common stock is held in the Voting Trust. The majority of these shares are beneficially owned by members of the extended Cook family, with the largest individual stake, held by our Executive Chairman, S. Bryan Cook, representing    % of our Class A common stock. After giving effect to this offering, approximately    % of our Class A common stock will be held in the Voting Trust, with approximately    % beneficially owned by members of the extended Cook family.
Our Leadership Team
Our company was founded by Sam Baker Cook, the great grandfather of our current Executive Chairman, S. Bryan Cook. Over the last 123 years, the Cook family has maintained an active role in the stewardship of the Company, ensuring its continuity through various economic cycles. Our executive management team consists of professionals with extensive industry experience, with an average tenure of over 25 years and strong ties to our communities. We believe we have cultivated excellence through our culture and have been able to attract and maintain strong talent at all levels of the firm.
S. Bryan Cook has served as the Executive Chairman of the Company and the Bank since 2024. He is the great grandson of the founder of the Company. He previously served as our Company’s Chairman, President and Chief Executive Officer for 16 years and has been on our Board since 1986. Prior to that, he served as Chief Operating Officer of the Bank. Mr. Cook received his Bachelor of Arts in Economics from Washington & Lee University. He also received his Masters of Arts in Economics, Masters of Business Administration and Ph.D. in Economics from the University of Missouri.
Robert M. Robuck has served as the Vice Chairman of the Company and the Bank since March 2010, interim Chief Financial Officer of the Company and the Bank since April 2025, and a director of the Company since 1987. Mr. Robuck has worked for the Company since its formation in 1970 and has held multiple positions with both the Company and the Bank, including Chief Financial Officer and President & Chief Operations Officer. Mr. Robuck holds a Certified Public Accountant certificate (inactive) and a Bachelor of Science in Administration and Accounting at the University of Missouri.

John “JR” Ross has served as the President and Chief Executive Officer of the Company and the Bank since April 2024 and as a director of the Company since 2021. Mr. Ross previously served as the Chief Operating Officer since joining the Company in March 2020. Prior to these roles, Mr. Ross spent nearly 20 years at J.P. Morgan Chase, most recently serving as the Co-Head of Depository Coverage in the Financial Institutions Group. He attended the University of Oklahoma, obtaining a Bachelor of Arts, and received a Masters of Public Administration from the Kennedy School of Government at Harvard University.
Jeremy W. Colbert has served as the Executive Vice President, General Counsel & Corporate Secretary, of the Company and the Bank since September 2023. Most recently, he served as Senior Vice President and Legal Counsel at Enterprise Bank & Trust from 2017 to 2023. Prior to that, he acted as the General Counsel for St. Louis Bank from 2010 to 2017. He previously held roles in private practice and has spent the last fifteen years serving community banks, both public and private, in varying levels of responsibility. Mr. Colbert holds a Bachelor of Science and a Master of Accountancy from the University of Missouri—Columbia and received his Juris Doctorate from Saint Louis University.
Russell “Russ” L. Goldammer has served as the Executive Vice President and Chief Information Officer for the Company and as the Chief Technology Officer of the Bank since October 2021, having previously served as the President & Chief Executive Officer of Central Technology Services, a division of the Company providing technological support for the Company, the Bank and the Bank’s customers, since June 2009. Prior to joining the Company in 2009, Mr. Goldammer served as the Chief Information Officer at First Banks, Inc. Mr. Goldammer obtained his Bachelor of Science in Civil Engineering from the Missouri University of Science and Technology.
Eric Hallgren is the Executive Vice President and Chief Credit Officer for the Company and the Bank, having joined the Company in July 2024. Prior to his role at the Company and the Bank, Mr. Hallgren most recently acted as the Chief Credit Officer for First Banks, Inc. from August 2020 to June 2024, where he previously served as Director Credit Underwriting. Mr. Hallgren holds a Bachelor of Science in Finance from Saint Louis University and received his Master of Business Administration from Washington University in St. Louis—Olin Business School.
Scott M. Kellett has served as the Executive Vice President of Wealth Management of the Company since December 2015 and previously served as Senior Vice President of Trust and Asset Management at the Company and the Bank. Mr. Kellett began his career as a Trust Administrative Officer at Bonne County National Bank (an affiliate of the Company) in 1995. He obtained a Bachelor of Arts in Political Science from the University of Missouri—Columbia and a Juris Doctor from the University of Missouri—Columbia Law School.
Daniel H. Westhues, Executive Vice President, Chief Customer Officer since February 2025, joined the Company in 1993, where he has held various roles managing retail sales and operations, marketing, product development and customer facing technology, including most recently Chief Retail and Marketing Officer from 2014 to February 2025. Mr. Westhues graduated with a Bachelor of Arts from Westminster College and obtained his Master of Business Administration from William Woods University.
Carey D. Schoeneberg has served as the Senior Vice President and Chief Risk Officer of the Company and the Bank since January 2021 and previously served as Vice President, Asset Liability Management of the Company and the Bank from April 2014 to December 2020. She joined the Company in 2008 where she has held various risk management roles including enterprise risk management, loan review, asset liability management, and oversight of capital stress testing. Ms. Schoeneberg holds a Bachelor of Science and a Master of Accountancy from the University of Missouri—Columbia.
Tristan A. Thompson is the Senior Vice President and Chief Commercial Banking Services and Payments Officer of the Company and the Bank. Prior to joining the Company in January 2025, he spent the previous 15 years in banking and financial services driving payments innovation, financial services transformation, and growth across business lines. Most recently, he acted as Payments Strategy Director for Arvest Bank from 2021 to 2025. Prior to that, he acted as Senior Vice President and Payments Group Manager for UMB Bank from 2017 to 2021. His background spans roles at regional and community banks as well as in management consulting. Mr. Thompson holds a Bachelor of Science in Business Administration and Finance from the University of Florida.

Implications of Being an Emerging Growth Company
As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:
•
presentation of only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus;

•
reduced disclosure about our executive compensation arrangements;

•
no non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;

•
exemption from any requirement of the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); and

•
exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we no longer qualify as an emerging growth company. We will cease to qualify as an emerging growth company upon the earliest of: (1) the end of the fiscal year following the fifth anniversary of the completion of this offering; (2) the first fiscal year after our annual gross revenues are $1.235 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have taken advantage of reduced disclosure regarding executive compensation arrangements and the presentation of certain historical financial information in this prospectus, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide to our shareholders may be different than you might get from other public companies in which you hold stock.
The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, this election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies. When a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard, unless early adoption is permitted by the standard. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.
In addition, for so long as we continue to qualify as a non-accelerated filer, we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

Summary Risk Factors
An investment in shares of our Class A common stock involves substantial risks and uncertainties. Some of the more significant challenges and risks relating to an investment in our Company include, among other things, the following:
•
Our business may be adversely affected by unfavorable economic conditions generally, and in Missouri and our other Primary Markets in particular.

•
Our business is significantly dependent on conditions in the real estate market, as a significant percentage of our loan and lease portfolio is secured by real estate, especially commercial real estate.

•
Our business is subject to risk arising from our lending to small- and mid-sized businesses.

•
Our wealth management and trust business may be adversely affected by unfavorable economic and market conditions generally.

•
Changes in interest rates and monetary policy may adversely affect our results of operations.

•
We could recognize losses on investment securities held in our investment portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

•
We may not be able to measure and manage our credit risk adequately, which could adversely affect our profitability.

•
Our allowance for credit losses may prove to be insufficient to absorb potential losses in our loan and lease portfolio.

•
The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned (“OREO”) and repossessed personal property may not accurately describe the net value of the asset.

•
We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of real property, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.

•
We are subject to a variety of risks in connection with any sale of loans we may conduct.

•
Liquidity risks could affect operations and jeopardize our business, financial condition and results of operations.

•
Loss of deposits could increase our funding costs.

•
Our liquidity is dependent on dividends from The Central Trust Bank.

•
We may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.

•
We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

•
The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition and results of operations.

•
Employee misconduct or mistakes could expose us to significant legal liability and reputational harm.

•
Our operations could be interrupted if certain external vendors and third-party partners on which we rely experience difficulty, terminate their services or fail to comply with banking laws and regulations, and our use of these vendors and third-party partners is subject to increasing regulatory requirements and attention.

•
If our techniques for managing risks are ineffective, we may be exposed to material unanticipated losses.

•
We depend on the accuracy and completeness of information about customers and counterparties.

•
Our financial and accounting estimates and risk management framework rely on analytical forecasting and models.

•
Accounting rules require us to make subjective determinations and use estimates, which may vary from actual results and materially impact our financial condition and results of operations.

•
We are subject to risk arising from failure or circumvention of our controls and procedures.

•
Changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition.

•
Geographic concentration in our existing markets may unfavorably impact our long-term growth.

•
New lines of business, products or services may subject us to additional risks.

•
We may not be able to successfully execute our strategic plan.

•
Future acquisitions and expansion activities may not be successful or may disrupt our business, dilute shareholder value and adversely affect our operating results.

•
Our future success is dependent on our ability to compete effectively in a highly competitive industry and market areas.

•
We continually encounter technological changes and the failure to understand and adapt to these changes could hurt our business.

•
We are dependent on our management team and key employees.

•
We are exposed to reputational risk, which could negatively impact investor and customer confidence.

•
We are subject to extensive government regulation and supervision.

•
We are subject to capital adequacy standards and, if we fail to meet these standards, we will be subject to restrictions on our ability to make capital distributions and other restrictions.

•
We are required to act as a source of financial and managerial strength for our bank in times of stress.

•
Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

•
We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act of 1977 (the “CRA”) and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

•
Increases in FDIC insurance premiums and assessments may adversely affect our results of operations.

•
Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.

•
We face a risk of non-compliance and enforcement actions with the federal Bank Secrecy Act (the “BSA”) and other anti-money laundering and counter terrorist financing statutes and regulations.

•
Adverse developments in U.S. tax laws could have a material and adverse effect on our business, financial condition and results of operations. Our effective tax rate could also change materially as a result of various evolving factors, including changes in income tax law or changes in the scope of our operations.

•
We are subject to government regulation and oversight relating to data and privacy protection.

•
We may be subject to claims and litigation pertaining to our fiduciary responsibilities.

•
The Voting Trust will continue to have significant control over us following the completion of this offering, and its interests may conflict with ours or yours in the future.

•
Upon the listing of our Class A common stock on the           , we will be a “controlled company” within the meaning of           rules and, as a result, will qualify for exemptions from certain corporate governance requirements, and our shareholders will not have the same protections afforded to shareholders of companies that are subject to such requirements.

•
An investment in our Class A common stock is not an insured deposit.

•
Future sales of our Class A common stock in the public market, including any sales by members of the Voting Trust, could lower our stock price, and any increase in shares issued as part of our equity-based compensation plans or for other purposes may dilute your ownership in us.

In addition, an investment in shares of our Class A common stock involves certain risks related to our Class A common stock, including related to the lack of a prior public market, the market price, dilution, our transition to, and ability to fulfill the obligations of, a public company, our use of the net proceeds from this offering, our ability to issue preferred stock, our dividend policy, our status as an “emerging growth company,” analyst research and recommendations, and factors that may discourage or delay acquisition attempts for us. Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our Class A common stock.

Our Corporate Information
Our principal executive office is located at 238 Madison Street, Jefferson City, MO 65101. Our telephone number is (573) 634-1111, and our website address is https://www.centralbank.net/. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

The Offering
Class A common stock outstanding before this
offering
               shares of Class A common stock
Class A common stock offered by us
               shares of Class A common stock
Option to purchase additional shares
We have granted the underwriters the right to purchase up to an additional               shares of our Class A common stock within 30 days from the date of this prospectus.
Class A common stock to be outstanding immediately following the offering
               shares of our Class A common stock (or               shares if the underwriters elect to exercise in full their option to purchase additional shares from us).
Class B common stock to be outstanding immediately following the offering
None.
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $      million (or approximately $      million if the underwriters elect to exercise in full their option to purchase additional shares of Class A common stock from us), after deducting underwriting discounts and commissions and estimated offering expenses, based on an assumed initial public offering price of $      per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). We intend to use the net proceeds from this offering to support our growth strategy and for general corporate purposes, which may include, but is not limited to, potential future acquisition opportunities that we believe may be complementary to our business and provide attractive risk-adjusted returns. See “Use of Proceeds.”
Voting rights
Each share of our Class A common stock entitles its holder to one vote per share.
Each share of our Class B common stock does not entitle its holder to any voting rights, except as otherwise required by law.
See “Description of Capital Stock—Common Stock—Voting Rights.”
Dividend policy
Subject to applicable regulatory requirements, and subject to the sole discretion of our Board and the considerations discussed under “Dividend Policy and Dividends,” we intend to pay an initial quarterly cash dividend on our Class A common stock of $      per share with respect to the quarter ending on          . See “Dividend Policy and Dividends.”
Preemptive rights
Purchasers of our Class A common stock sold in this offering will not have any preemptive rights.
Controlled Company
Approximately 67.8% of our outstanding Class A common stock is currently held in the Voting Trust. Upon the completion of this offering, the Voting Trust will continue to beneficially own more than 50% of the voting power for the election of our Board, and we will be

a “controlled company” under               rules. As a controlled company, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements of the          . See “Management—Controlled Company Exemptions.”
Listing
We intend to apply to list our Class A common stock on the               , under the symbol “CBC.”
Risk factors
Investing in our Class A common stock involves significant risks. See “Risk Factors” beginning on page 32 for a discussion of certain risks that you should consider before deciding to invest in our Class A common stock.
Unless we state otherwise or the context otherwise requires, all information in this prospectus:
•
gives retroactive effect to the Reclassification for all periods presented;

•
assumes no exercise by the underwriters of their option to purchase up to an additional        shares of Class A common stock from us;

•
assumes that the Class A common stock to be sold in this offering is sold at an initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus; and

•
gives effect to a stock dividend (the “stock dividend”) whereby each share of Class A common stock will receive           additional shares of Class A common stock in a stock dividend, which will occur prior to the consummation of this offering.

Selected Financial Data
The tables below summarize Central Bancompany, Inc.’s financial information for the periods indicated. The selected historical balance sheet data as of December 31, 2024 and 2023 and the selected historical income statement data for the years ended December 31, 2024 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.
You should read the following selected historical consolidated financial and other data in conjunction with our consolidated financial statements and related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization” included elsewhere in this prospectus. Share and per share data in the table below do not reflect the stock dividend, which will occur prior to the consummation of the offering.
	At and for the Years Ended
Dollars in thousands	December 31, 2024	December 31, 2023
Income Statement Data:
Interest income	$904,977	$800,652
Interest income (FTE) (non-GAAP)(1)	910,838	805,374
Interest expense	217,653	167,473
Provision for credit losses	14,587	16,252
Noninterest income	210,390	206,880
Adjusted noninterest income (non-GAAP)(1)	247,051	225,774
Noninterest expense	489,407	469,070
Net income	305,810	273,693
Adjusted net income (non-GAAP)(1)	$333,731	$288,082
Performance Ratios:
Net interest margin(2)	3.84%	3.54%
Net interest margin (FTE) (non-GAAP)(1)	3.88%	3.57%
Pre-tax margin(3)	43.9%	42.2%
Adjusted pre-tax margin (non-GAAP)(1)	46.1%	43.5%
Return on average total assets(4)	1.63%	1.45%
Adjusted return on average total assets (non-GAAP)(1)	1.78%	1.53%
Return on average common equity	10.4%	10.6%
Adjusted return on average common equity (non-GAAP)(1)	11.4%	11.2%
Return on average tangible common equity (non-GAAP)(1)	11.9%	12.5%
Adjusted return on average tangible common equity (non-GAAP)(1)	13.0%	13.2%
Fee income ratio(5)	23.4%	24.6%
Adjusted fee income ratio (non-GAAP)(1)	26.4%	26.3%
Efficiency ratio(6)	54.5%	55.8%
Efficiency ratio (FTE) (non-GAAP)(1)	51.7%	53.9%
Cost of deposits(7)	1.30%	0.87%
Cost of funds(8)	1.39%	1.04%
Balance Sheet Data:
Total assets	$19,242,543	$19,020,505
Loans(9)	11,624,091	11,485,288
Total liabilities	16,131,882	16,276,707
Total deposits	14,985,848	14,869,511

	At and for the Years Ended
Dollars in thousands	December 31, 2024	December 31, 2023
Total customer funds(10)	15,993,143	16,095,678
Stockholder’s equity	3,110,661	2,743,798
Tangible common equity (non-GAAP)(1)	2,755,771	2,385,519
Book value per share	705.73	620.91
Tangible book value per share (non-GAAP)(1)	$625.17	$539.83
Asset Quality Ratios:
Nonperforming loans / total loans	0.34%	0.18%
Net charge-offs / average total loans	0.13%	0.12%
Allowance for credit losses / total loans	1.32%	1.34%
Capital Ratios:
Tier 1 capital ratio	23.6%	21.5%
Total risk-based capital ratio	24.9%	22.8%
Tier 1 leverage ratio	15.7%	14.4%
Common equity tier 1 ratio	23.6%	21.5%
Total stockholders’ equity to total assets	16.2%	14.4%
Tangible common equity to tangible assets (non-GAAP)(1)	14.6%	12.8%

(1)
These are non-GAAP financial measures we believe are helpful in interpreting our financial results. For more information on non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures Reconciliations,” and for a reconciliation to the most directly comparable GAAP financial measure, see “—Non-GAAP Financial Measures Reconciliations.”

(2)
Net interest margin is defined as net interest income divided by average interest-earning assets.

(3)
Pre-tax margin is defined as income before income taxes divided by total revenue.

(4)
Return on average total assets is defined as net income divided by average total assets.

(5)
Fee income ratio is defined as noninterest income divided by total revenue.

(6)
Efficiency ratio is defined as noninterest expense divided by total revenue.

(7)
Cost of deposits is defined as deposit expense divided by average total deposits.

(8)
Cost of funds is defined as total interest expense divided by average total customer funds.

(9)
Loans include unpaid principle balance net of unamortized discount on acquired loans, unearned deferred fees and costs, and net loans in process and excludes loans held for sale of $34.3 million and $35.4 million at December 31, 2024 and December 31, 2023, respectively.

(10)
Total customer funds includes total deposits, federal funds purchased and customer repurchase agreements.

Non-GAAP Financial Measures Reconciliations
To supplement our consolidated financial statements prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP, we use certain non-GAAP financial measures, as described below, to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We are presenting these non-GAAP financial measures because we believe, when taken collectively, they may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook.
However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. As a result, our non-GAAP financial measures are presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for our consolidated financial statements presented in accordance with GAAP.

The following table presents the reconciliation of interest income (FTE), net interest income (FTE), and net interest margin (FTE).
	For the Years Ended December 31,
	2024	2023
Dollars in thousands	Amount	Amount
Interest income	$904,977	$800,652
Add: Tax equivalent adjustment(1)	5,861	4,722
Interest income (FTE) (non-GAAP)	910,838	805,374
Net interest income	687,324	633,179
Add: Tax-equivalent adjustment(1)	5,861	4,722
Net interest income (FTE) (non-GAAP)	693,185	637,901
Average interest-earning assets	17,885,506	17,880,255
Net interest margin	3.84%	3.54%
Net interest margin (FTE) (non-GAAP)	3.88%	3.57%

(1)
Effective tax rate of 23.84% used for both 2024 and 2023.

The following table presents the reconciliation of adjusted noninterest income, adjusted total revenue, and adjusted fee income ratio.
	As of December 31,
	2024	2023
Dollars in thousands	Amount	Amount
Noninterest income	$210,390	$206,880
Less: Investment securities (losses)	(36,661)	(18,894)
Adjusted noninterest income (non-GAAP)	247,051	225,774
Total revenue	897,714	840,059
Less: Investment securities (losses)	(36,661)	(18,894)
Adjusted total revenue (non-GAAP)	934,375	858,953
Fee income ratio	23.4%	24.6%
Adjusted fee income ratio (non-GAAP)	26.4%	26.3%
The following table presents the reconciliation of adjusted pre-tax margin.
	As of December 31,
	2024	2023
Dollars in thousands	Amount	Amount
Income before income taxes	$393,720	$354,837
Less: Investment securities (losses)	(36,661)	(18,894)
Adjusted income before income taxes (non-GAAP)	430,381	373,631
Total revenue	897,714	840,059
Less: Investment securities (losses)	(36,661)	(18,894)
Adjusted total revenue (non-GAAP)	934,375	858,953
Pre-tax margin	43.9%	42.2%
Adjusted pre-tax margin (non-GAAP)	46.1%	43.5%

The following table presents the reconciliation of tangible noninterest expense, adjusted total revenue (FTE), and efficiency ratio (FTE).
	As of December 31,
	2024	2023
Dollars in thousands	Amount	Amount
Total revenue	$897,714	$840,059
Less: Investment securities (losses)	(36,661)	(18,894)
Add: Tax equivalent adjustment(1)	5,861	4,722
Adjusted total revenue (FTE) (non-GAAP)	940,236	863,675
Noninterest expense	489,407	469,070
Less: Amortization of intangible assets	3,388	3,520
Tangible noninterest expense (non-GAAP)	486,019	465,550
Efficiency ratio	54.5%	55.8%
Efficiency ratio (FTE) (non-GAAP)	51.7%	53.9%

(1)
Effective tax rate of 23.84% used for both 2024 and 2023.

The following table presents the reconciliation of adjusted net income and adjusted return on average total assets.
	As of December 31,
	2024	2023
Dollars in thousands	Amount	Amount
Net income	$305,810	$273,693
Add: available-for-sale (“AFS”) securities losses, net of taxes(1)	39,031	15,204
Add: Equity securities losses (gains), net of taxes(1)	(11,110)	(815)
Adjusted net income (non-GAAP)	333,731	288,082
Average total assets	18,781,218	18,838,841
Return on average total assets	1.63%	1.45%
Adjusted return on average total assets (non-GAAP)	1.78%	1.53%

(1)
Effective tax rate of 23.84% used for both 2024 and 2023.

The following table presents the reconciliation of adjusted net income.
	As of December 31,(1)
	2024	2023	2022	2021	2020	2019
Dollars in thousands	Amount	Amount	Amount	Amount	Amount	Amount
Net income	$305,810	$273,693	$258,220	$246,830	$240,776	$209,643
Add: AFS securities losses, net of taxes(2)	39,031	15,204	(63)	(702)	420	(25)
Add: Equity securities losses (gains), net of taxes(2)	(11,110)	(815)	466	(405)	138	(5,972)
Add: held-to-maturity (“HTM”) securities losses (gains), net of taxes(2)	—	—	(32)	—	—	—
Adjusted net income (non-GAAP)	$333,731	$288,082	$258,591	$245,723	$241,334	$203,646

(1)
The income statement data for the years ended December 31, 2022, 2021, 2020 and 2019 have been derived from our audited consolidated financial statements not included in this prospectus.

(2)
Effective tax rate of 23.84% used for all periods.

The following table presents the reconciliation of tangible common equity, tangible book value per share and tangible common equity to tangible assets.
	As of December 31,
	2024	2023
Dollars in thousands	Amount	Amount
Total stockholders’ equity	$3,110,661	$2,743,798
Less: Goodwill and other intangible assets	354,890	358,279
Tangible common equity (non-GAAP)	2,755,771	2,385,519
Total shares of Class A common stock outstanding	4,408	4,419
Book value per share	705.73	620.91
Tangible book value per share (non-GAAP)	$625.17	$539.83
Total assets	19,242,543	19,020,505
Less: Goodwill and other intangible assets	354,890	358,279
Tangible assets (non-GAAP)	18,887,653	18,662,226
Total stockholders’ equity to total assets	16.2%	14.4%
Tangible common equity to tangible assets (non-GAAP)	14.6%	12.8%
The following table presents the reconciliation of tangible net income, adjusted tangible net income, average tangible common equity, adjusted return on average common equity, return on average tangible common equity, and adjusted return on average tangible common equity.
	As of December 31,
	2024	2023
Dollars in thousands	Amount	Amount
Net income	$305,810	$273,693
Add: Amortization of intangible assets, net of taxes(1)	2,580	2,681
Tangible net income (non-GAAP)	308,890	276,374
Add: AFS securities losses, net of taxes(1)	39,031	15,204
Add: Equity securities losses (gains), net of taxes(1)	(11,110)	(815)
Adjusted tangible net income (non-GAAP)	336,311	290,763
Average common equity	2,937,975	2,570,645
Less: Average goodwill and other intangible assets	356,677	360,164
Average tangible common equity (non-GAAP)	$2,581,298	$2,210,481
Return on average common equity	10.4%	10.6%
Adjusted return on average common equity (non-GAAP)	11.4%	11.2%
Return on average tangible common equity (non-GAAP)	11.9%	12.5%
Adjusted return on average tangible common equity (non-GAAP)	13.0%	13.2%

(1)
Effective tax rate of 23.84% used for both 2024 and 2023.

RISK FACTORS
Investing in our Class A common stock involves a significant degree of risk. The material risks and uncertainties that management believes affect us are described below. Before investing in our Class A common stock, you should carefully consider the risks and uncertainties described below, in addition to the other information contained in this prospectus. Any of the following risks, as well as risks that we do not know or that we currently deem immaterial, could have a material adverse effect on our business, financial condition or results of operations. As a result, the trading price of our Class A common stock could decline, and you could lose some or all of your investment. Further, to the extent that any of the information in this prospectus constitutes forward-looking statements, the risk factors below are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See “Cautionary Note Regarding Forward-Looking Statements.”
Market Risks
Our business may be adversely affected by unfavorable economic conditions generally, and in Missouri and our other Primary Markets in particular.
Our financial performance generally, and in particular the ability of our borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services we offer, is highly dependent upon the business environment in the markets in which we operate and in the United States as a whole. Unlike some larger financial institutions that are more geographically diversified, our business is predominantly located in Missouri (and neighboring communities in other states), as well as in certain metropolitan areas in Oklahoma and Colorado. The economic conditions in these Primary Markets may be different from, or worse than, the economic conditions in the United States as a whole.
Additionally, a significant portion of our loans secured by real estate are secured by commercial and residential properties in Missouri and our other Primary Markets. Accordingly, the ability of borrowers to repay their loans, and the value of the collateral securing such loans, may be significantly affected by economic conditions in this region or by changes in the local real estate markets.
Unfavorable or uncertain economic and market conditions can be caused by, among other factors, declines in economic growth, business activity or investor or business confidence; limitations on the availability of, or increases in the cost of, credit and capital; changes in inflation or interest rates; changes in U.S. international trade and investment policies, including new or increased tariffs; increases in real estate and other state and local taxes; high unemployment; natural disasters; public health crises; or a combination of these or other factors. For example, in April 2025, the U.S. presidential administration announced broad tariffs on imports, which may adversely affect economic and market conditions in the United States, including in our Primary Markets.
Disruption or deterioration in economic conditions in the United States generally, or in our Primary Markets, could have a material adverse effect on our business, financial condition and results of operations, including as a result of an increase in loan and lease delinquencies, an increase in problem assets and foreclosures, a decrease in the demand for our products and services, or a decrease in the value of collateral for loans and leases, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with problem loans and collateral coverage.
Our business is significantly dependent on conditions in the real estate market, as a significant percentage of our loan and lease portfolio is secured by real estate, especially commercial real estate.
As of December 31, 2024, our real estate loans represented approximately $8.8 billion, or 75.3% of our total loan and lease portfolio. Real estate lending is generally considered to be collateral-based lending with loan amounts based on predetermined loan-to-collateral values. As such, declines in real estate valuations and liquidity in the local markets in which we operate would lower the value of the collateral securing these loans. Real property values and liquidity in our markets, including Missouri, where a significant portion of the collateral underlying our real estate loans is located, may be different from, and in some cases worse than, real property values in other markets or in the United States as a whole, and may be affected by a variety of factors outside of our control and the control of our borrowers, including national and local economic conditions generally. Declines in real property values and liquidity in our markets, including Missouri, including prices for homes and commercial properties, could result in a deterioration of the credit quality of our borrowers, an increase in the number of loan delinquencies, an increase in problem assets and foreclosures, defaults and charge-offs. Additionally, such declines in real property values and liquidity could reduce the value of any collateral we realize following a default on these loans and could adversely affect our ability to continue to grow our loan and lease portfolio consistent with our underwriting standards. Our failure to mitigate these risks could have a material adverse effect on our business, financial condition and results of operations.
As of December 31, 2024, our commercial real estate and construction and development loans were $5.6 billion, representing the largest segment of our total loan and lease portfolio, at approximately 48.4% of our total loan and lease portfolio. Commercial real estate loans may have a greater risk of loss than residential real estate loans, in part because these loans are generally larger or more complex to underwrite and are characterized by having a limited supply of real estate at commercially attractive locations, long delivery time frames for development and high interest rate sensitivity.
Commercial real estate loans are typically secured by the assets of the business and, upon default, any collateral repossessed may not be sufficient to repay the outstanding loan balance. Commercial real estate properties tend to be unique and are more difficult to value than residential real estate properties. This exposes us to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate. If we foreclose on these loans, our holding period for the collateral typically is longer than for a residential real estate property because there are fewer potential purchasers of the collateral. In addition, a large portion of our commercial real estate loans have variable rates, so if interest rates rise, the borrower’s debt service requirement may increase, negatively impacting the borrower’s ability to service their debt.
Unfavorable or uncertain economic and market conditions may impair a borrower’s business operations and typically slow the execution of new leases. Such economic conditions may also lead to existing lease turnover. Commercial real estate loans generally are more susceptible to a risk of loss during a downturn in the business cycle. The unexpected deterioration in the credit quality of our commercial real estate loan portfolio may require us to increase our provision for loan and lease losses, which would reduce our profitability and could have a material adverse effect on our business, financial condition and results of operations. In recent years, commercial real estate has been under pressure from the effects of the COVID-19 pandemic and its aftermath, including work-from-home arrangements that have continued after the pandemic.
The source of repayment of commercial and other business loans is typically the cash flows of the borrowers’ businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. The properties securing commercial real estate loans are typically not fully leased at the origination of the loan. The borrower’s ability to repay the loan is instead dependent upon additional leasing through the life of the loan or the borrower’s successful operation of a business. Accordingly, repayment of such loans may be affected by factors outside the borrower’s control, such as adverse conditions in the real estate market or the economy, changes in government regulation and rising interest rates. Federal banking regulatory agencies have expressed concerns about weaknesses in the current commercial real estate market. Banking regulators closely supervise banks’ commercial real estate lending activities, and may require banks with higher levels of commercial real estate exposure or growth to implement heightened underwriting, internal controls, risk management policies and portfolio stress testing, as well as higher levels of allowances for loan and lease losses and capital levels. Our failure to adequately implement risk management policies, procedures and controls could adversely affect our ability to increase this portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio.
Our business is subject to risk arising from our lending to small- and mid-sized businesses.
As of December 31, 2024, commercial non-real estate loans represented approximately 16.1% of our total loan and lease portfolio. We generally make such commercial loans to small- and mid-sized businesses whose success often depends on the regional economy. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair their ability as a borrower to repay a loan. In addition, the success of small- and mid-sized businesses often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have an adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate or any of our borrowers otherwise are affected by adverse business developments, such as new or increased tariffs, our small- and mid-sized borrowers may be disproportionately affected and their ability to repay outstanding loans may be negatively affected, resulting in a material adverse effect on our business, financial condition and results of operations.
Our wealth management and trust business may be adversely affected by unfavorable economic and market conditions generally.
Our wealth management and trust business may be negatively impacted by general economic and market conditions because the performance of such businesses is directly affected by conditions in the financial and securities markets. The financial markets and businesses operating in the securities industry are highly volatile (meaning that performance results can vary greatly within short periods of time) and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond our control. Declines in the financial markets or a lack of sustained growth may adversely affect the market value of the assets that we manage.
For example, unfavorable market conditions can:
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reduce new investments by advisors’ new and existing clients in financial products;

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reduce trading activity, thereby affecting our revenues from service charges and commissions and brokerage services; and

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reduce the value of assets under advice and/or motivate customers to withdraw funds from their accounts, thereby reducing assets under advice and associated fee revenues.

Because our management contracts generally provide for fees based on the value of assets under advice, fluctuations in the underlying asset value may have an adverse effect on management fees and thus our financial condition and results of operations. Other more specific trends may also affect our financial condition and results of operations, including, for example, changes in the mix of products preferred by investors may result in increases or decreases in our fee revenue associated with such products depending on whether investors gravitate towards or away from such products. The timing of such trends, if any, and their potential impact on our financial condition and results of operations are beyond our control. In addition, because certain of our expenses are fixed, our ability to reduce them in response to market factors over short periods of time is limited, which could negatively impact our profitability.
As a relationship-driven business, our wealth management and trust business is especially dependent on our experienced employees. Industry-wide, financial advisors and wealth management professionals are an aging demographic, with a substantial portion approaching retirement. This trend may pose succession-planning challenges and necessitate significant investment in recruiting, training, and developing our next generation of advisors, requiring substantial time commitments and financial resources. See “—Strategic Risks—We are dependent on our management team and key employees.”
Because we invest in a wide variety of assets on behalf of our trust and wealth management customers, we are exposed to market and economic risks across the country, including in markets beyond our Primary Markets. In addition, certain of our expenses are fixed, and our ability to reduce them in response to market factors over short periods of time is limited, which could negatively impact our business, financial condition and results of operations.
Changes in interest rates and monetary policy may adversely affect our results of operations.
As a result of the high percentage of our assets and liabilities that are in the form of interest-bearing or interest-related instruments, changes in interest rates, including in the shape of the yield curve or in spreads between different market interest rates, as well as changes linked to inflation, can have a material effect on our business and profitability and the value of our assets and liabilities. For example, changes in interest rates or interest rate spreads may:
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affect the difference between the interest that we earn on assets and the interest that we pay on liabilities, which impacts our overall net interest income and profitability;

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adversely affect the ability of borrowers to meet obligations under variable or adjustable rate loans and other debt instruments (including due to an inability to refinance loans), which, in turn, affects our loss rates on those assets;

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decrease the demand for interest rate-based products and services, including loans and deposits;

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affect our ability to hedge various forms of market and interest rate risk and may decrease the profitability or protection or increase the risk or cost associated with such hedges; and

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affect mortgage prepayment speeds and result in the impairment of capitalized mortgage servicing assets, reduce the value of loans held for sale and increase the volatility of mortgage banking revenues, potentially adversely affecting our results of operations.

Interest rates and the yield curve are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. The Federal Reserve, through the Federal Open Market Committee (the “FOMC”), may raise or lower interest rates in response to economic conditions, particularly inflationary pressures and unemployment statistics. For example, the FOMC increased the federal funds target interest rate to 5.25% through several hikes during 2022 and 2023 and held that interest rate at the elevated level until it began decreasing the federal funds target interest rate in September 2024.
We could recognize losses on investment securities held in our investment portfolio, particularly if interest rates increase or economic and market conditions deteriorate.
As of December 31, 2024, we held approximately $5.7 billion in investment securities, representing approximately 29.4% of our total assets, which primarily consisted of U.S. government and U.S. agency mortgage-backed securities. Factors beyond our control can significantly influence the book value of securities in our portfolio and can cause potential adverse changes to the book value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities and changes in market interest rates and instability in the capital markets.
Additionally, as of December 31, 2024, approximately $5.6 billion, or 99.1% of our investment securities, are classified as available-for-sale securities and reported at fair value. We have in the past experienced and may in the future experience significant unrealized losses on our available-for-sale securities portfolio as a result of, among other facts, increases in market interest rates. Unrealized losses related to available-for-sale securities are reflected in accumulated other comprehensive income balance sheets and reduce the level of our book and tangible common equity, and we would recognize an unrealized loss upon the sale of the security. If we continue to maintain a significant portfolio of available-for-sale securities, our reported equity will report greater volatility, and if we were required to sell available-for-sale securities, we may recognize losses.
Credit Risks
We may not be able to measure and manage our credit risk adequately, which could adversely affect our profitability.
Our business depends on our ability to successfully measure and manage credit risk. As a lender, we are exposed to the risk that the principal of, or interest on, a loan will not be paid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In addition, we are exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors, including local market conditions and general economic conditions. Additional factors related to the credit quality of residential real estate loans, construction and land real estate loans and commercial real estate loans include the quality of management of the business and tenant vacancy rates.
Our risk management practices, such as monitoring the concentration of our loans within specific markets and our credit approval, review and administrative practices, may not adequately manage credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan and lease portfolio. A failure to effectively measure and limit the credit risk associated with our loan and lease portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that we significantly increase our allowance for loan and lease losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition and results of operations.
Our allowance for credit losses may prove to be insufficient to absorb potential losses in our loan and lease portfolio.
Because the credit quality of our loan and lease portfolio can have a significant impact on our net income, the operation of our business requires us to manage credit risk. As a lender, we are exposed to the risk that our borrowers will be unable to repay their loans according to their terms, and that the collateral securing repayment of the loans we extend, if any, may not be sufficient to ensure repayment. In addition, there are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers, including the risk that a borrower may not provide information to us about its business in a timely manner and/or may present inaccurate or incomplete information to us, and risks relating to the value of collateral.
We maintain an allowance for credit losses based on management’s current estimate of expected losses on loans, leases and other financial assets. We employ an average historical loss model which incorporates relevant information about past events, including historical credit loss experience on loans with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the loans. Additionally, the allowance for credit losses considers other qualitative factors not included in historical loss rates or macroeconomic forecast such as changes in portfolio composition, underwriting practices, or significant unique events or conditions. We perform an internal loan review and grade loans on an ongoing basis, and the objective of our loan review and grading procedures is to identify existing or emerging credit quality problems so that appropriate steps can be initiated to avoid or minimize future losses. This process, which is critical to our financial results and condition, requires difficult, subjective and complex judgments of loan collectability. As is the case with any such assessments, there is always the chance that we will fail to identify the proper factors or that we will fail to accurately estimate the impacts of factors that we identify.
Although our management has established an allowance for loan and lease losses it believes is adequate, we could sustain loan and lease losses that are significantly higher than the amount of our allowance for loan and lease losses. Higher loan and lease losses could arise for a variety of reasons, such as growth in our loan and lease portfolio, changes in economic conditions affecting borrowers, new information regarding our loans and leases and other factors within and outside our control. If real estate values were to decline or if economic conditions in our markets were to deteriorate unexpectedly, additional loan and lease losses not incorporated in the existing allowance for loan and lease losses might occur. Losses in excess of the existing allowance for loan and lease losses will reduce our net income and could have a material adverse effect on our business, financial condition and results of operations. A severe downturn in the economy generally, in our markets specifically or affecting the business and assets of individual customers would generate increased charge-offs and a need for higher reserves. While we believe that our allowance for loan and lease losses was adequate as of December 31, 2024, there can be no assurance that it will be sufficient to cover all incurred loan and lease losses. In the event of significant deterioration in economic conditions, we may be required to increase reserves in future periods, which would reduce our net income.
Bank regulatory agencies will periodically review our allowance for loan and lease losses and the value attributed to nonaccrual loans and leases or to real estate we acquire through foreclosure. Such regulatory agencies may require us to adjust our determination of the value for these items, increase our allowance for loan and lease losses or reduce the carrying value of owned real estate, reducing our net income. Further, if charge-offs in future periods exceed the allowance for loan and lease losses, we may need additional adjustments to increase the allowance for loan and lease losses. These adjustments could have a material adverse effect on our business, financial condition and results of operations.
The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned (“OREO”) and repossessed personal property may not accurately describe the net value of the asset.
In considering whether to make a loan secured by real property, we generally require an appraisal of the property, and in determining the value of real estate collateral, we rely on external appraisals and assessment of property values by our internal staff. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. In the case of non-real estate collateral, we rely on a variety of sources, including external estimates of value and judgments based on the experience and expertise of our internal staff. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property.
In addition, we rely on appraisals and other valuation techniques, such as third-party price opinions or internally developed pricing models, to establish the value of our OREO and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not accurately reflect the value of assets we acquire through foreclosure, and our allowance for loan and lease losses may not accurately reflect loan impairments. This could have a material adverse effect on our business, financial condition and results of operations.
We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of real property, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.
Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate, including environmental liabilities. We may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected the property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability, and we may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. The amount that we, as a mortgagee, may realize after a foreclosure depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liabilities, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of real estate, could have a material adverse effect on our business, financial condition and results of operations.
Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expenses associated with the foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default. Additionally, federal and state regulators have prosecuted or pursued enforcement action against a number of mortgage servicing companies for alleged consumer law violations. If new federal or state laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers to foreclosure, they could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of risks in connection with any sale of loans we may conduct.
When we sell residential real estate loans, we are required to make customary representations and warranties to the purchaser about the residential real estate loans and the manner in which they were originated and serviced. If any of these representations and warranties are incorrect, we may be required to indemnify the purchaser for any related losses, or we may be required to repurchase or provide substitute residential real estate loans for part or all of the affected loans. We may also be required to repurchase loans as a result of borrower fraud or in the event of early payment default by the borrower on a loan we have sold. If the level of repurchase and indemnity activity becomes material, it could have a material adverse effect on our liquidity, business, financial condition and results of operations.
In addition, we rely on Fannie Mae, Freddie Mac, and other purchasers to purchase residential real estate loans in order to reduce our credit risk and provide funding for additional loans we desire to originate. We cannot provide assurance that these purchasers will not materially limit their purchases from us due to capital constraints or other factors, including, with respect to Fannie Mae and Freddie Mac, a change in the criteria for conforming loans. Mortgage lending is highly regulated, and our inability to comply with all federal and state regulations and investor guidelines regarding the origination, underwriting documentation and servicing of residential real estate loans may impact our ability to sell mortgage loans in the future.
Various proposals have been made in recent years to reform the U.S. residential mortgage finance market, including the role of Fannie Mae and Freddie Mac, such as proposals to privatize Fannie Mae and Freddie Mac. We cannot predict the future prospects of Fannie Mae and Freddie Mac, including the timing of any recapitalization or release from their current federal conservatorship. If Fannie Mae and Freddie Mac take a reduced role in the marketplace, that could increase our cost of funds related to the origination of new mortgage loans, increase credit risk or impact our capacity to originate new mortgage loans, which could adversely affect our liquidity, business, financial condition and results of operations.
In addition, we must report as held for sale any loans which we have undertaken to sell, whether or not a purchase agreement for the loans has been executed. We may therefore be unable to ultimately complete a sale for part or all of the loans we classify as held for sale. We must exercise our judgment in determining when loans must be reclassified from held for investment status to held for sale status under applicable accounting guidelines. Any failure to accurately report loans as held for sale could result in regulatory investigations and monetary penalties. Any of these actions could have a material adverse effect on our business, financial condition and results of operations. Our policy is to carry loans held for sale at fair value. As a result, prior to being sold, any loans classified as held for sale may be adversely affected by market conditions, including changes in interest rates, and by changes in the borrower’s creditworthiness, and the value associated with these loans, including any loans originated for sale in the secondary market, may decline prior to being sold. We may be required to reduce the value of any loans we mark held for sale as a result, which could have a material adverse effect on our business, financial condition and results of operations.
Liquidity Risks
Liquidity risks could affect operations and jeopardize our business, financial condition and results of operations.
Liquidity risk is the risk that we will not be able to meet our obligations, including financial commitments, as they come due and is inherent in our operations. An inability to raise funds through deposits, borrowings, the sale of loans and/or investment securities and from other sources could have a substantial negative effect on our liquidity. Our most important source of funds consists of our customers’ deposits. Other sources of liquidity include the principal and interest payments we receive on loans and investment securities, customer repurchase agreements, federal funds purchased from correspondent banks, unencumbered investment securities that may be borrowed against or sold, and wholesale funding sources such as FHLB borrowings, dealer repurchase agreements, and wholesale/brokered deposits.
Customer deposit balances can decrease for a variety of reasons, including when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. Our deposits are primarily in transaction accounts, money market demand accounts and savings accounts, which are payable on demand or upon several days’ notice, while by comparison, a substantial portion of our assets are loans, which cannot be called or sold in the same time frame. Online and mobile banking have made it easier for customers to withdraw their deposits or transfer funds to other accounts with short notice.
Additionally, negative news about us or the banking industry in general could negatively impact market and/or customer perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. Furthermore, as we and other regional banking organizations experienced in 2023, the failure of other financial institutions may cause deposit outflows as customers spread deposits among several different banks so as to maximize their amount of FDIC insurance, move deposits to banks deemed “too big to fail” or remove deposits from the banking system entirely. A failure to maintain adequate liquidity could have a material adverse effect on our business, financial condition and results of operations.
If customers move money out of deposits and into other investments, we could lose a relatively low cost source of funds, and we may not be able to replace maturing deposits and advances as necessary in the future, especially if a large number of our depositors sought to withdraw their accounts, regardless of the reason. This loss would require us to seek other funding alternatives, including wholesale funding, in order to continue to grow, thereby increasing our funding costs and reducing our net interest income and net income. Any decline in available funding could adversely impact our ability to continue to implement our business plan, including originating loans, investing in securities, meeting our expenses or fulfilling obligations such as repaying our borrowings and meeting deposit withdrawal demands, any of which could have a material adverse effect on our business, financial condition and results of operations.
Loss of deposits could increase our funding costs.
Like many banking companies, we rely on customer deposits to meet a considerable portion of our funding, and we continue to seek customer deposits to maintain this funding base. We accept deposits directly from consumer and commercial clients and, as of December 31, 2024, we had $15.0 billion in total deposits. If we are unable to sufficiently maintain or grow our deposits to meet liquidity objectives, we may be subject to paying higher funding costs or unable to satisfy our funding needs.
As described above, these deposits are subject to potentially dramatic fluctuations in availability or price due to certain factors outside our control, such as a loss of confidence by customers in us or the banking sector generally, customer perceptions of our financial health and general reputation, increasing competitive pressures from other financial services firms for consumer or commercial customer deposits, changes in interest rates and returns on other investment classes, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current customer deposits or attract additional deposits. These concerns may be exacerbated by negative media attention and the rapid spread of rumors and information, whether or not accurate or true, including on social media, that could cause panic among investors, depositors, customers and the general public. For example, the rapid dissemination of negative information through social media, is believed to have led, in part, to deposit outflows at, and the collapse of, Silicon Valley Bank in March 2023.
In addition, if our competitors raise the rates they pay on deposits, our funding costs may increase, either because we raise our rates to avoid losing deposits or because we lose deposits and must rely on more expensive sources of funding. Also, customers typically move money from bank deposits to alternative investments during rising interest rate environments. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments as providing a better risk/return trade-off. Our customers could take their money out of the Bank and put it in alternative investments, causing us to lose a lower cost source of funding. Customers may also move non-interest-bearing deposits to interest bearing accounts increasing the cost of those deposits. Higher funding costs could reduce our net interest margin and net interest income and could have a material adverse effect on our business, financial condition and results of operations.
Our liquidity is dependent on dividends from The Central Trust Bank.
We are a legal entity separate and distinct from our bank subsidiary, The Central Trust Bank. Dividends from the Bank provide virtually all of our cash flow, including cash flow to pay dividends on our Class A common stock and principal and interest on any debt we may incur. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay to us. For example, under applicable regulations, the Bank may not, without prior regulatory approval, declare dividends in excess of the sum of the current year’s net profits plus the retained net profits from the prior two years or in excess of the sum of the Bank’s retained earnings and current period net income. See “—Legal, Regulatory and Compliance Risks—We may not pay dividends on our Class A common stock, and our future ability to pay dividends is subject to restrictions.” Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors (including in the case of the Bank, its depositors and the FDIC).
In the event the Bank is unable to pay dividends to us, we may not be able to service any debt we may incur, pay obligations or pay dividends on our Class A common stock. The inability to receive dividends from the Bank could affect our liquidity and have a material adverse effect on our business, financial condition and results of operations.
We may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.
Financial services institutions may be interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships. Within the financial services industry, loss of public confidence, including through default by any one institution, could lead to liquidity challenges or to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions is closely related as a result of these credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, banks and exchanges with which we interact on a daily basis or key funding providers such as the FHLB, any of which could have a material adverse effect on our access to liquidity or otherwise have a material adverse effect on our business, financial condition and results of operations.
We may need to raise additional capital in the future, and such capital may not be available when needed or at all.
We may need to raise additional capital, in the form of additional debt or equity, in the future to have sufficient capital resources and liquidity to meet our commitments and fund our business needs and future growth, particularly if the quality of our assets or earnings were to deteriorate significantly. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial condition. Economic conditions and a loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve System.
We may not be able to obtain capital on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of the Bank or counterparties participating in the capital markets or other disruption in capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, if we need to raise additional capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, financial condition and results of operations.
Operational Risks
The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition and results of operations.
As a financial institution, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us, our service providers or our customers, which may result in financial losses or increased costs to us or our customers, disclosure or misuse of our information or our customer information, misappropriation of assets, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to systems used by us, our service providers or our customers, denial or degradation of service attacks, ransomware, malware or other cyberattacks or human error. In recent periods, several large corporations, including financial institutions and retail companies, have suffered major data breaches, in some cases exposing not only confidential and proprietary corporate information, but also sensitive financial and other personal information of their customers and employees and potentially subjecting them to fraudulent activity. Our customers are subject to risks related to identity theft, credit card fraud and other fraudulent activity that could involve their accounts with us. We are the target of attempted electronic fraudulent activity, security breaches and cybersecurity-related attacks. Consistent with industry trends, we may face an increasing number of attempted cyberattacks as we expand our mobile and other internet-based products and services, and we provide more of these services to a greater number of individual customers. The increased use of mobile and cloud technologies, as well as artificial intelligence (AI) technologies and quantum computing, can heighten these and other operational risks, including risks arising from the use of AI technologies by bad actors to commit fraud and misappropriate funds and to facilitate cyberattacks.
We also face specific risks related to cyberattacks and other security breaches in connection with debit card and credit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties, including merchant acquiring banks, payment processors, payment card networks and our processors. Some of these parties have in the past been the target of security breaches and cyberattacks, and because the transactions involve third parties and environments such as the point of sale that we do not control or secure, future security breaches or cyberattacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for material breaches or attacks relating to them.
Information pertaining to us and our customers is maintained, and transactions are executed, on networks and systems maintained by us, our customers and certain of our third-party partners, such as our online banking or reporting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our customers against fraud and security breaches and to maintain our customers’ confidence. We may not be able to ensure that our third-party partners have appropriate controls in place to protect the confidentiality of the information they receive from us. Breaches of information security also may occur, and in infrequent cases, have occurred through intentional or unintentional acts by those having access to our systems, those of our third-party partners, or our customers’ or counterparties’ confidential information, including our and our third-party partners’ employees. Our regulators are also commonly in possession of confidential information regarding our business, and therefore the secure maintenance by and transmission of our confidential information by those regulators is also essential to protect us and our customers against fraud and security breaches and to maintain our customers’ confidence. Regulators face many of the same risks that we and our third-party partners face in the area of cybersecurity and information security. However, in the case of regulators, we do not have contractual protections, audit rights and other rights that we would seek to require of a third party provider. In addition, increases in criminal activity levels and sophistication, cyberattacks by state actors, advances in computer capabilities, new discoveries, vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we and our third-party partners use to prevent fraudulent transactions and to protect data about us, our customers and underlying transactions. Our inability to anticipate, or failure to timely discover and adequately mitigate, breaches of security could result in: losses to us or our customers; our loss of business and/or customers; damage to our reputation; the incurrence of additional expenses; disruption to our business; our inability to grow our online services or other businesses; additional regulatory scrutiny or penalties; or our exposure to civil litigation and possible financial liability. All of this could have a material adverse effect on our business, financial condition and results of operations.
Employee misconduct or mistakes could expose us to significant legal liability and reputational harm.
We operate in an industry in which integrity and the confidence of our customers are of critical importance. Our employees could engage in, or our former employees could have engaged in, misconduct that adversely affects our business. For example, if an employee were to engage in fraudulent, illegal or suspicious activities, we could be subject to litigation or regulatory sanctions, and suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities), financial position, customer relationships and ability to attract new customers. Our business often requires that we deal with confidential information. If our employees were to improperly use or disclose this information, even if inadvertently, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. Misconduct by our employees, or even unsubstantiated allegations of misconduct, could result in a material adverse effect on our business, financial condition and results of operations. In addition, employee errors, such as inadvertent use or disclosure of confidential information, calculation errors, mistakes in addressing communications or data inputs, errors in developing, implementing or applying information technology systems or simple errors in judgment, could also have similar adverse effects.
Our operations could be interrupted if certain external vendors and third-party partners on which we rely experience difficulty, terminate their services or fail to comply with banking laws and regulations, and our use of these vendors and third-party partners is subject to increasing regulatory requirements and attention.
We depend, to a significant extent, on relationships with third-party partners and service providers that provide services that are critical to our operations. In addition, we utilize external vendors to provide products and services necessary to maintain our day-to-day operations, including core banking services such as mortgage servicing, internet banking services and debit card services and other key components of our business infrastructure including data processing and storage, internet connection and network access and various information technology services and services complementary to our banking products. Accordingly, our operations are exposed to the risk that these vendors will not perform in accordance with the contracted arrangements or under service level agreements.
If any of our third-party service providers experience difficulties in providing services or terminate their services and we are unable to replace our service providers with other service providers, our operations could be interrupted. It may be difficult for us to replace some of our third-party vendors, particularly vendors providing our core banking, mortgage servicing and debit card services and information services, in a timely manner if they are unwilling or unable to provide us with these services in the future for any reason. If an interruption were to continue for a significant period of time, it could have a material adverse effect on our business, financial condition and results of operations. Even if we are able to replace them, it may be at higher cost to us, which could have a material adverse effect on our business, financial condition and results of operations. In addition, if a third-party provider fails to provide the services we require, fails to meet contractual requirements, such as compliance with applicable laws and regulations, or suffers a cyberattack or other security breach, our business could suffer economic and reputational harm that could have a material adverse effect on our business, financial condition and results of operations.
In June 2023, the U.S. federal banking agencies issued interagency guidance, which requires banks, such as us, to analyze the risk associated with each third-party relationship and to calibrate its risk management processes. If our regulators conclude that we have not exercised adequate oversight and control over our third-party vendors or other ongoing third-party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines, as well as requirements for customer remediation. Any future changes in requirements or standards applicable to our third-party relationships could negatively affect us in substantial and unpredictable ways, and increase our costs. All of this could have a material adverse effect on our business, financial condition and results of operations.
If our techniques for managing risks are ineffective, we may be exposed to material unanticipated losses.
In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and control our exposure to material risks, such as credit, operational, legal and reputational risks. Our risk management methods may prove to be ineffective due to their design, their implementation or the degree to which we adhere to them, or as a result of the lack of adequate, accurate or timely information, changes in methods pursued by external bad actors or otherwise.

If our risk management efforts are ineffective, we could suffer losses that could have a material adverse effect on our business, financial condition and results of operations. In addition, we could be subject to litigation, particularly from our customers, and sanctions or fines from regulators. Our techniques for managing the risks we face may not fully mitigate the risk exposure in all economic or market environments, including exposure to risks that we might fail to identify or anticipate, which could have a material adverse effect on our business, financial position and results of operations.
We depend on the accuracy and completeness of information about customers and counterparties.
In deciding whether to extend credit or enter into other transactions, and in evaluating and monitoring our loan and lease portfolio on an ongoing basis, we typically rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers or counterparties, or of other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate, incomplete, fraudulent or misleading financial statements, credit reports or other financial or business information, or the failure to receive such information on a timely basis, could result in loan and lease losses, reputational damage or other effects that could have a material adverse effect on our business, financial condition and results of operations.
Our financial and accounting estimates and risk management framework rely on analytical forecasting and models.
The processes we use to estimate our financial condition and results of operations, including loan losses and the fair value of financial instruments, are reliant upon the use of analytical and forecasting models. Some of our tools and metrics for managing risk are based on observed historical market behavior, and we rely on quantitative models to measure risks and to estimate certain financial values. Models may be used in processes such as determining the pricing of various products, grading loans and extending credit, measuring interest rate and other market risks, predicting losses, assessing capital adequacy and calculating regulatory capital levels, as well as estimating the value of financial instruments and balance sheet items, including goodwill.
Poorly designed or implemented models could adversely affect our business decisions if the information is inadequate. In addition, our models may fail to predict future risk exposures if the information used is inaccurate, obsolete or not sufficiently comparable to actual events as they occur. We seek to incorporate appropriate historical data in our models, but the range of market values and behaviors reflected in any period of historical data is not always predictive of future developments in any particular period and the period of data we incorporate into our models may turn out to be inappropriate for the future period being modeled. In these instances, our ability to manage risk would be limited and our risk exposure and losses could be significantly greater than our models indicated, which could harm our reputation and adversely affect our revenues and profits. Finally, information provided to our regulators based on poorly designed or implemented models could be inaccurate or insufficient, which could adversely affect some of the decisions that our regulators make, including those related to capital distributions to our shareholders, and subject us to supervisory criticism and costs relating to remediation.
Accounting rules require us to make subjective determinations and use estimates, which may vary from actual results and materially impact our financial condition and results of operations.
Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations and, at times, require management to exercise judgment in their application so as to report our financial condition and results of operations in the most appropriate manner. Certain accounting policies, such as the allowance for credit losses on loans, are critical because they require management to make difficult, subjective or complex judgments about matters that are inherently uncertain and the likelihood that materially different estimates would result under different conditions or through the utilization of different assumptions. If our estimates are inaccurate or need to be adjusted periodically, our financial condition and results of operations could be materially impacted. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”

We are subject to risk arising from failure or circumvention of our controls and procedures.
Our internal controls, including fraud detection and controls, disclosure controls and procedures, and corporate governance procedures are based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the controls and procedures are met. Any failure or circumvention of our controls and procedures; failure to comply with regulations related to controls and procedures; or failure to comply with our corporate governance procedures could have a material adverse effect on our reputation, business, financial condition and results of operations, including subjecting us to litigation, regulatory fines, penalties or other sanctions. Furthermore, notwithstanding the proliferation of technology and technology-based risk and control systems, our businesses ultimately rely on people as our greatest resource, and we are subject to the risk that they make mistakes or engage in violations of applicable policies, laws, rules or procedures that in the past have not, and in the future may not always be prevented by our technological processes or by our controls and other procedures intended to prevent and detect such errors or violations. Human errors, malfeasance and other misconduct, even if promptly discovered and remediated, can result in reputational damage or legal risk and have a material adverse effect on our business, financial condition and results of operations.
Changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition.
From time to time, the Financial Accounting Standards Board (“FASB”) and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. As a result of changes to financial accounting or reporting standards, whether required by the FASB or other regulators, we could be required to change certain of the assumptions or estimates we have previously used in preparing our financial statements, which could negatively impact how we record and report our results of operations and financial condition generally. In some instances, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. These changes could adversely affect our capital, regulatory capital ratios, ability to make larger loans, earnings and performance metrics. Any such changes could have a material adverse effect on our business, financial condition and results of operations.
Strategic Risks
Geographic concentration in our existing markets may unfavorably impact our long-term growth.
Our geographic concentration in Missouri and other Primary Markets makes our business highly susceptible to local economic conditions and renders us less able to diversify credit risk among multiple markets, which could result in an increase in the allowance for loan and lease losses, thus reducing our net income. See “— Market Risks—Our business may be adversely affected by unfavorable economic conditions generally, and in Missouri and our other Primary Markets in particular.” In addition, given the concentration of our operations and customer base in our Primary Markets, continued, long-term organic growth in our Primary Markets may be unsustainable. Although we have expanded into other markets and expect to continue to do so, there can be no assurance that we will be able to manage our growth successfully or to continue to expand into new markets, whether organically or through acquisition. Our inability to manage our growth successfully or to continue to expand into new markets could have a material adverse effect on our business, financial condition and results of operations.
New lines of business, products or services may subject us to additional risks.
From time to time, we implement new lines of business or offer new products and services within existing lines of business. For instance, we recently launched a new money management tool that includes AI-enabled cash flow forecasting. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services we invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service.
Furthermore, any new line of business, new product or service and/or new technology could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business, new products or services and/or new technologies could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to successfully execute our strategic plan.
Our strategic plan aims to maintain our historic track record of profitable growth, which involves three principal elements: focusing on our existing core competencies to drive customer growth, deepening our customer relationships and associated fee income, and deploying our excess capital into strategic acquisitions. In addition, we are currently undertaking a bank core modernization project intended to improve our technology infrastructure.
These strategic efforts require us to manage several different strategic elements simultaneously, and our ability to execute the strategic plan depends on a variety of factors. These factors may include but are not limited to:
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our ability to expand our branch network coverage while maximizing operational efficiency;

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our ability to realize cross-selling opportunities, including the approximately $40 billion of high-net-worth customer wealth assets of our existing customers with a banking relationship that they hold with other advisors (based on USA Data and the Company's internal analysis as of December 31, 2024);

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our ability to identify and execute on suitable strategic acquisition opportunities; and

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general economic conditions and competition, which are beyond our control.

There can be no assurances that we can successfully execute our strategic plan or any of its components, or that our strategic plan will be successful in supporting our growth or achieving the efficiencies that we anticipate.
Future acquisitions and expansion activities may not be successful or may disrupt our business, dilute shareholder value and adversely affect our operating results.
We have previously supplemented our organic growth with strategic acquisitions. From time to time, we explore and evaluate merger and acquisition opportunities as part of our ongoing business practices, and we may pursue mergers and acquisitions in the future. If we do seek acquisitions in the future, we expect that other banking and financial companies, many of which have significantly greater or more liquid resources, will compete with us to acquire financial services businesses. This competition could increase prices for potential acquisitions that we believe are attractive. In addition, acquisitions are subject to various regulatory approvals. If we fail to receive the necessary regulatory approvals, we will not be able to consummate an acquisition that we may believe is in our best interests. Additionally, regulatory approvals could contain conditions that reduce the anticipated benefits of a contemplated transaction. Any acquisition could be dilutive to our earnings and shareholder’s equity per share of our Class A common stock.
To the extent that we grow through acquisitions, we can provide no assurances that we will be able to adequately or profitably manage this growth or that these acquisitions will be successful. Acquiring other banks, banking centers or businesses, as well as other geographic and product expansion activities, involves various risks, including: risks of unknown or contingent liabilities; unanticipated costs and delays; risks that acquired new businesses will not perform consistent with our growth and profitability expectations; risks of entering new markets or product areas where we have limited experience; risks that growth will strain our infrastructure, staff, internal controls and management, which may require additional personnel, time and expenditures; exposure to potential asset quality issues with acquired institutions; difficulties, expenses and delays in integrating the operations and personnel of acquired institutions or business generation teams; potential disruptions to our business; possible loss of key employees and customers of acquired institutions; potential short-term decreases in profitability; and diversion of our management’s time and attention from our existing operations and business. If we fail to successfully evaluate and execute mergers, acquisitions or investments or otherwise adequately address these risks, it could materially harm our business, financial condition and results of operations.
Further, although we have completed numerous acquisitions in the past, we have not completed an acquisition since 2019. In addition, most of our historic acquisitions have involved banks with under $1 billion in assets. As we look to pursue larger acquisitions, the risks highlighted above will be heightened.
Our future success is dependent on our ability to compete effectively in a highly competitive industry and market areas.
We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and may have more financial resources than us. Such competitors primarily include national, regional, and community banks within the various markets where we operate. Recent regulation has reduced the regulatory burden of large bank holding companies, and raised the asset thresholds at which more onerous requirements apply, which could cause certain large bank holding companies with less than $250 billion in total consolidated assets, which were previously subject to more stringent enhanced prudential standards, to become more competitive or to pursue expansion more aggressively. Additional deregulatory efforts from the current presidential administration could further reduce the burdens on larger banks, making them more competitive or freeing up additional capital.
We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, asset management firms, investment firms and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation.
Also, technology and other changes have lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks. In particular, the activity of financial technology companies (“fintechs”), including those that focus on banking services and wealth management, has grown significantly over recent years and is expected to continue to grow. Some fintechs are not subject to the same regulation as we are, which may allow them to be more competitive. Fintechs have and may continue to offer bank or bank-like products and a number of such organizations have applied for bank or industrial loan charters while others have partnered with existing banks to allow them to offer deposit products to their customers. Increased competition from fintechs and the growth of digital banking may also lead to pricing pressures as competitors offer more low-fee and no-fee products.
Additionally, consumers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. In addition, the emergence, adoption and evolution of new technologies that do not require intermediation, including distributed ledgers such as digital assets and blockchain, as well as advances in robotic process automation, could significantly affect the competition for financial services. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. Further, many of our competitors have fewer regulatory constraints and may have lower cost structures than us. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can.
Furthermore, we operate in a highly competitive industry that could become even more competitive as a result of continued industry consolidation. This consolidation may produce larger, better capitalized and more geographically diverse companies that are capable of offering a wider array of financial products and services at more competitive prices. For example, certain financial institutions within the markets in which we operate have recently completed mergers or acquisitions. These transactions may allow those financial institutions to benefit from cost savings and shared resources.
Our ability to compete successfully depends on a number of factors, including, among other things: (i) the ability to develop, maintain and build long-term customer relationships based on top quality service, high ethical standards and safe, sound assets; (ii) the ability to expand within our marketplace and with our market position; (iii) the scope, relevance and pricing of products and services offered to meet customer needs and demands; (iv) the rate at which we introduce new products and services relative to our competitors; (v) customer satisfaction with our level of service; and (vi) industry and general economic trends. Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.
We continually encounter technological changes and the failure to understand and adapt to these changes could hurt our business.
The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. For instance, we are in the process of modernizing our core technology infrastructure. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Certain of our competitors have substantially greater resources to invest in technological improvements than we do.
We may not be able to effectively implement new, technology-driven products and services or implement them as quickly as our competitors do or be successful in marketing these products and services to our customers. In addition, the implementation of technological changes, such as AI technologies, and upgrades to maintain current systems and integrate new systems may also cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws or may otherwise result in an increase, potentially a material increase, in our expenses. Failure to successfully keep pace with technological change affecting the financial services industry and failure to avoid interruptions, errors and delays could cause us to lose customers or have a material adverse effect on our business, financial condition and results of operations.
We expect that new technologies and business processes applicable to the financial services industry will continue to emerge, and these new technologies and business processes may be better than those we currently use. As these technologies improve in the future, we may be required to make significant capital expenditures in order to remain competitive, which may increase our overall expenses and have a material adverse effect on our business, financial condition and results of operations. And because the pace of technological change is high and our industry is intensely competitive, we may not be able to sustain our investment in new technology as critical systems and applications become obsolete or as better ones become available. A failure to maintain current technology and business processes could cause disruptions in our operations or cause our products and services to be less competitive, all of which could have a material adverse effect on our business, financial condition and results of operations.
We are dependent on our management team and key employees.
Our success depends, in large part, on the retention of our management team and key employees. Our management team and other key employees, including those who conduct our loan and lease originations and other business development activities, have significant industry experience. We cannot ensure that we will be able to retain the services of any members of our management team or other key employees. The loss of any of our management team or our key employees could adversely affect our ability to execute our business strategy, and we may not be able to find adequate replacements on a timely basis, or at all. In addition, any inability to effectively transition the roles of our management team or our key employees or attract permanent successors for such roles could adversely impact our business.
Our future success also depends on our continuing ability to attract, develop, motivate and retain key employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Because the market for qualified individuals is highly competitive, we may not be able to attract and retain qualified individuals. Our ability to attract, develop, motivate and retain key employees may be negatively affected by government policies, such as immigration policies and limits on incentive compensation. Failure to attract and retain a qualified management team and qualified key employees could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to reputational risk, which could negatively impact investor and customer confidence.
A negative public opinion of us and our business, whether or not accurate or true, can result from any number of activities, including our lending practices, corporate governance and regulatory compliance, acquisitions, and actions by community organizations in response to these activities. Significant harm to our reputation could also arise as a result of regulatory or governmental actions, litigation, employee misconduct or the activities of customers, developments and the actions of other participants in the financial services industry, including failures of other financial institutions, or activities of our contractual counterparties, such as service providers and vendors. A service disruption of our technology platforms, or to those of our service providers or vendors, or an impact to our branches could have a negative impact on a customer’s access to banking services and harm our reputation with customers. In particular, a cybersecurity event impacting our or our customer’s data could have a negative impact on our reputation and customer confidence in us and our cybersecurity. Damage to our reputation could also adversely affect our ability to raise additional capital and access to the capital markets.
Moreover, there has been an increased focus by investors and other stakeholders on topics related to corporate policies and approaches regarding diversity, equity and inclusion matters and environmental, social and governance matters. Due to divergent stakeholder views on these matters, we are at increased risk that any action, or lack thereof, by us concerning these matters will be perceived negatively by at least some stakeholders, which could adversely affect our reputation.
Additionally, the increased use of social media platforms facilitates the rapid dissemination of information or misinformation, which magnifies the potential harm to our reputation.
Legal, Regulatory and Compliance Risks
We are subject to extensive government regulation and supervision.
We are subject to extensive federal and state regulation and supervision, which vests a significant amount of discretion in the various regulatory authorities. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations and supervisory guidance affect our lending practices, capital structure, investment practices, dividend policy, the fees we can charge for certain products or transactions, and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies or supervisory guidance or expectations, including changes in interpretation or implementation of statutes, regulations, policies or supervisory guidance, have and could continue to affect us in substantial and unpredictable ways. Such changes have subjected us to, and could continue to subject us to, additional costs, limit the types of financial services and products we may offer, limit our ability to return capital to shareholders or conduct certain activities, or increase the ability of non-banks to offer competing financial services and products, among other things. Recent political developments, including the new presidential administration in the United States, have added additional uncertainty with respect to new laws or regulations or changes in the interpretations or enforcement of existing laws or regulations.
Failure to comply with laws, regulations, policies or supervisory guidance could result in enforcement and other legal actions by federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, the revocation of a banking charter, enforcement actions or sanctions by regulatory agencies, significant fines and civil money penalties and/or reputational damage. In this regard, government authorities, including the bank regulatory agencies, are pursuing and have pursued aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures. Directives issued to enforce such actions may be confidential and thus, in some instances, we are not permitted to publicly disclose these actions. Litigation challenging actions or regulations by federal or state authorities could, depending on the outcome, significantly affect the regulatory and supervisory framework affecting our operations. For example, there is litigation pending to challenge the Federal Reserve’s regulation on permissible interchange fees on the ground that the regulation allows higher interchange fees than permitted by statute, which, if successful, could significantly and adversely affect the fees banks can receive or charge on debit card transactions. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

In addition, we face significant regulatory scrutiny, in the course of routine examinations and otherwise, and new regulations in response to negative developments in the banking industry, which may increase our cost of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate loan composition and concentrations, and capital as well as general oversight and control of the foregoing. We could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could have a material adverse effect on our business, financial condition and results of operations. See “Supervision and Regulation.”
We are subject to capital adequacy standards and, if we fail to meet these standards, we will be subject to restrictions on our ability to make capital distributions and other restrictions.
We and the Bank are each required to comply with applicable capital adequacy standards established by the Federal Reserve. From time to time, the Federal Reserve changes these capital adequacy standards. In particular, the capital requirements applicable to us under the Basel III Capital Rules (as defined below) became fully effective on January 1, 2019. Under the Basel III Capital Rules, we are required to maintain a common equity Tier 1 capital ratio of 4.5%, a Tier 1 capital ratio of 6%, a total capital ratio of 8%, and a leverage ratio of 4%. In addition, we must maintain an additional capital conservation buffer of 2.5% of total risk weighted assets.
Banking institutions that fail to meet the effective minimum ratios including the capital conservation buffer will be subject to constraints on capital distributions, including dividends and share repurchases, and certain discretionary executive compensation. The severity of the constraints depends on the amount of the shortfall and the institution’s “eligible retained income” (that is, the greater of (i) net income for the preceding four quarters, net of distributions and associated tax effects not reflected in net income and (ii) the average net income over the preceding four quarters).
The application of more stringent capital requirements for us could, among other things, result in lower returns on invested capital, require the raising of additional capital and result in additional regulatory actions if we were to be unable to comply with such requirements. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital and/or additional capital conservation buffers could result in management modifying its business strategy and could limit our ability to make distributions, including paying dividends.
We are required to act as a source of financial and managerial strength for our bank in times of stress.
Federal law requires that a bank holding company, such as us, act as a source of financial and managerial strength to its subsidiary bank, such as the Bank, and, under appropriate conditions, to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank, and may consider any failure by the bank holding company to commit resources to a subsidiary bank when required to constitute an unsafe and unsound practice.
A capital injection may be required at times when we may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Providing such support is more likely during times of financial stress for us and the Bank, which may make any capital we are required to raise to provide such support more expensive than it might otherwise be. Any loan by a holding company to its subsidiary bank is subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its debt obligations. Thus, any borrowing that must be done by us to make a required capital injection could be more difficult and expensive and could have a material adverse effect on our business, financial condition and results of operations.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.
The Federal Reserve (with respect to us and the Bank), the Missouri Division of Finance (with respect to the Bank) and other applicable federal and state bank regulatory agencies periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place the Bank into receivership or conservatorship. In some instances, we may not be permitted to publicly disclose these actions. Any regulatory action against us could have a material adverse effect on our business, financial condition and results of operations.
We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act of 1977 (the “CRA”) and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.
The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose non-discriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies, including the Consumer Financial Protection Bureau (“CFPB”), are responsible for enforcing these laws and regulations. A challenge to an institution’s compliance with fair and responsible banking laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private litigation, including through class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.
We service some of our own loans, and loan servicing is subject to extensive regulation by federal, state and local governmental authorities as well as to various laws and judicial and administrative decisions imposing requirements and restrictions on those activities. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan servicing activities including delaying or temporarily preventing foreclosures or forcing the modification of certain mortgages. If regulators impose new or more restrictive requirements, we may incur additional significant costs to comply with such requirements which may adversely affect us. In addition, were we to be subject to regulatory investigation or regulatory action regarding our loan modification and foreclosure practices, our financial condition and results of operations could be adversely affected.
The CFPB is authorized to make rules identifying and prohibiting acts or practices that are unfair, deceptive or abusive in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. The CFPB also has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets, such as the Bank, their service providers and certain non-depository entities such as debt collectors and consumer reporting agencies. Since many new banking rules are issued with limited interpretive guidance, there are challenges in sufficiently complying with or anticipating the full impact of such new rules, which may be interpreted in changing or inconsistent ways over time.
In addition, the current U.S. presidential administration and Congress are expected to significantly change the priorities, scope, practices and/or staffing levels of various regulatory agencies, including the CFPB. As a result, state attorneys general and other state regulators may increase their enforcement activities to fill any actual or perceived “regulatory gap” at the federal level and seek to obtain remedies such as regulatory sanctions, customer recession rights and civil money penalties. Such uncertainties may make it more difficult for us to comply with consumer protection laws, which may result in increased compliance costs and potential non-compliance and associated regulatory actions. Any regulatory action against us could have a material adverse effect on our business, financial condition and results of operations.
Increases in FDIC insurance premiums and assessments may adversely affect our results of operations.
The Bank is a member of the FDIC and the deposits of each of its depositors are insured to the maximum amount provided by the Federal Deposit Insurance Act, subject to the Bank’s payment of deposit insurance premiums to the FDIC. The FDIC calculates assessment rates applicable to the Bank based on a variety of factors, including capital adequacy, asset quality, management practices, earnings performance, liquidity, and sensitivity to market risk. Any deterioration of these factors could result in an increase in the Bank’s FDIC assessment rate. In addition, to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund (the “DIF”) following the financial crisis, the FDIC increased deposit insurance assessment rates generally and, in response to bank failures in 2023, charged special assessments applicable to certain FDIC-insured financial institutions, including us.
Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition and results of operations.
Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.
In the normal course of business, from time to time, we and our subsidiaries have in the past been, and may in the future be, named as a defendant in various legal actions, arising in connection with our current and/or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Further, in the future our regulators may impose consent orders, civil money penalties, matters requiring attention or similar types of supervisory criticism. We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our current and/or prior business activities. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention from the operation of our business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have a material adverse effect on our business, results of operations and results of operations.
We face a risk of non-compliance and enforcement actions with the federal Bank Secrecy Act (the “BSA”) and other anti-money laundering and counter terrorist financing statutes and regulations.
The BSA, the USA PATRIOT Act, the Anti-Money Laundering Act of 2020 and other laws and regulations require financial institutions, among others, to institute and maintain an effective anti-money laundering compliance program and to file reports such as suspicious activity reports and currency transaction reports. Our products and services are subject to an increasingly strict set of legal and regulatory requirements to help detect and prevent money laundering, terrorist financing and other illicit activities. We are required to comply with these and other anti-money laundering requirements. The federal banking agencies and the U.S. Treasury Department’s Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. If we violate these laws and regulations, or our policies, procedures and systems are deemed deficient, we could face severe consequences, including sanctions, fines, regulatory actions and reputational consequences. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
In recent years, several banking institutions have received large fines for non-compliance with these laws and regulations. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations. Moreover, our efforts to comply with such laws and regulations could result in increased costs related to our regulatory oversight, as we may be required to add additional compliance personnel or incur other significant compliance-related expenses. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us, which could have a material adverse effect on our business, financial condition and results of operations.
Adverse developments in U.S. tax laws could have a material and adverse effect on our business, financial condition and results of operations. Our effective tax rate could also change materially as a result of various evolving factors, including changes in income tax law or changes in the scope of our operations.
We are subject to income taxation at the U.S. federal level and by certain states and municipalities because of the scope of our operations. In determining our tax liability for these jurisdictions, we must monitor changes to the applicable tax laws and related regulations. While our existing operations have been implemented in a manner we believe is in compliance with current prevailing laws, one or more U.S. taxing authorities could seek to impose incremental, retroactive or new taxes on us. In addition, jurisdictions in which we operate are actively considering significant changes to current tax law. Any adverse developments in tax laws or regulations, including legislative changes, judicial holdings or administrative interpretations, could have a material and adverse effect on our business, financial condition and results of operations. Finally, changes in the scope of our operations, including expansion to new geographies, could increase the amount of taxes to which we are subject, and could increase our effective tax rate, which could similarly adversely affect our financial condition and results of operations.
We are subject to government regulation and oversight relating to data and privacy protection.
Our business requires the collection and retention of large volumes of customer data, including personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract to provide data services. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. The integrity and protection of that customer and company data is important to us. Our collection of such customer and company data is subject to extensive regulation and oversight.
We are subject to laws and regulations relating to the privacy of the information of our customers, employees and others, and any failure to comply with these laws and regulations could expose us to liability and/or reputational damage. As new privacy-related laws and regulations are implemented, the time and resources needed for us to comply with such laws and regulations, as well as our potential liability for non-compliance and reporting obligations in the case of data breaches, may significantly increase.
We may be subject to claims and litigation pertaining to our fiduciary responsibilities.
Some of the services we provide, such as trust and investment services, require us to act in a fiduciary capacity or similar role for our customers and others. From time to time, third parties may make claims and take legal action against us pertaining to the performance of our fiduciary responsibilities. If these claims and legal actions are not resolved in a manner favorable to us, we may be exposed to significant financial liability or our reputation could be damaged. Either of these results may adversely impact demand for our products and services or otherwise have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Our Class A Common Stock
The Voting Trust will continue to have significant control over us following the completion of this offering, and its interests may conflict with ours or yours in the future.
Immediately following this offering, the Voting Trust will beneficially own approximately    % of our Class A common stock (or    % if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full). As a result, the Voting Trust will have the ability to control the outcome of matters submitted to a vote of shareholders and, through our Board, the ability to control decision-making with respect to our business direction and policies. Matters over which the Voting Trust will, directly or indirectly, exercise control following this offering include:
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the election of directors to our Board and the appointment and removal of our officers;

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mergers and other business combination transactions, including proposed transactions that would result in our shareholders receiving a premium price for their shares;

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other material acquisitions or dispositions of businesses or assets;

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incurrence of indebtedness and the issuance of equity securities;

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repurchase of stock and payment of dividends; and

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the issuance of shares to management under our equity incentive plans.

Going forward, the Voting Trust’s degree of control will depend on, among other things, its level of beneficial ownership of our Class A common stock. Even when the Voting Trust ceases to own shares of our stock representing a majority of the total voting power, for so long as the Voting Trust continues to own a significant percentage of our stock, it will still be able to significantly influence or effectively control the composition of our Board and the approval of actions requiring shareholder approval through their voting power.
Accordingly, for such period of time, the Voting Trust will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as the Voting Trust continues to own a significant percentage of our stock, the Voting Trust will be able to cause or prevent a change of control of our Company or a change in the composition of our Board and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our Company and ultimately might affect the market price of our Class A common stock.
Upon the listing of our Class A common stock on the      , we will be a “controlled company” within the meaning of        rules and, as a result, will qualify for exemptions from certain corporate governance requirements, and our shareholders will not have the same protections afforded to shareholders of companies that are subject to such requirements.
After the completion of this offering, the Voting Trust will beneficially own approximately    % of the combined voting power of our shares eligible to vote in the election of our directors (or    % if the underwriters’ option to purchase additional shares of common stock from us is exercised in full). As a result, we will be a “controlled company” within the meaning of the      corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies:
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are not required to have a board that is composed of a majority of “independent directors,” as defined under           rules;

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are not required to have a compensation committee that is composed entirely of independent directors; and

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are not required to have director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors.

We intend to rely on the exemptions from the requirement that each of our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. In addition, as long as we remain a “controlled company,” we may elect in the future to take advantage of any or all of the other available exemptions. As a result of any such election, our Board may not have a majority of independent directors. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the             .

An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained.
Before this offering, our common stock was quoted, on a limited basis, on the OTC Pink market, and an active trading market may not develop or be sustained after this offering. If an active trading market does not develop, you may have difficulty selling your shares of our Class A common stock at an attractive price or at all. The initial public offering price for our Class A common stock sold in this offering was determined by negotiations among us and the underwriters. This price may not be indicative of the price at which our Class A common stock will trade after this offering. The market price of our Class A common stock may decline below the initial offering price, and you may not be able to sell your Class A common stock at or above the price you paid in this offering—or at all. Although we intend to list our Class A common stock on        , there can be no assurances that our Class A common stock will be listed on             or, if it is listed on        , that it will continue to be listed on            . In addition, members of the Voting Trust and our executive officers, directors and director nominees holding           shares of our Class A common stock have agreed with the underwriters not to offer, pledge, sell or otherwise dispose of or hedge any shares of our Class A common stock, subject to certain exceptions, for the 180-day period following the date of this prospectus, limiting the number of our shares available to be traded in the public market.
The market price of shares of our Class A common stock may be volatile or may decline regardless of our operating performance, which could cause the value of your investment to decline.
Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume on our Class A common stock may fluctuate and cause significant price variations to occur. If the market price of our Class A common stock declines significantly, you may be unable to resell your shares of Class A common stock at or above your purchase price, if at all. We cannot assure you that the market price of our Class A common stock will not fluctuate or decline significantly in the future. Stock markets and the price of shares of our Class A common stock may experience extreme price and volume fluctuations. Some, but certainly not all, of the factors that could negatively affect the price of our Class A common stock, or result in fluctuations in the price or trading volume of our Class A common stock, include:
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general market conditions;

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domestic and international economic factors unrelated to our performance;

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variations in our quarterly operating results or failure to meet the market’s earnings expectations;

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publication of research reports about us or the financial services industry in general;

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the failure of securities analysts to cover our Class A common stock after this offering;

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additions to or departures of our key personnel;

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adverse market reactions to any indebtedness we may incur or securities we may issue in the future;

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actions by our shareholders;

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the expiration of contractual lock-up agreements;

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the operating and securities price performance of companies that investors consider to be comparable to us;

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changes or proposed changes in laws or regulations affecting our business; and

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actual or potential litigation and governmental investigations.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, financial conditions or results of operations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Investors in this offering will experience immediate and substantial dilution of $      per share.
Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share (non-GAAP) of Class A common stock for accounting purposes. After giving effect to the sale of        shares of Class A common stock that we are offering (assuming the underwriters do not exercise their option to purchase additional shares), the deduction of underwriting discounts and commissions and estimated offering expenses payable by us and the use of the net proceeds as described under “Use of Proceeds,” our pro forma as adjusted net tangible book value (non-GAAP) at December 31, 2024 would have been $      , or $      per share. This represents an immediate decrease in the pro forma as adjusted net tangible book value (non-GAAP) of $      per share to our existing owners and immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares of our Class A common stock in this offering of $      per share. See “Dilution.”
We have broad discretion in the use of the net proceeds to us from this offering, and our use of these proceeds may not yield a favorable return on your investment.
We intend to use the net proceeds from this offering to support our growth strategy and for general corporate purposes, which may include, but is not limited to, potential future acquisition opportunities that we believe may be complementary to our business and provide attractive risk-adjusted returns. We have not specifically allocated the amount of net proceeds to us that will be used for such purposes and our management will have broad discretion over how these proceeds are used and could spend these proceeds in ways with which you may not agree. In addition, we may not use the net proceeds to us from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds to us, and we cannot predict how long it will take to deploy these proceeds. Investing the net proceeds to us in securities until we can deploy these proceeds will provide lower yields than we generally earn on loans, which may have a material adverse effect on our profitability. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any acquisitions, nor are we engaged in negotiations with any potential acquisition targets.
We may issue shares of preferred stock in the future, which adversely affect holders of our Class A common stock and depress the price of our Class A common stock.
Our Articles of Incorporation authorize us to issue up to 50,000,000 shares of one or more series of preferred stock. Our Board has the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Class A common stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of our Class A common stock.
We may not pay dividends on our Class A common stock, and our future ability to pay dividends is subject to restrictions.
Subject to applicable regulatory requirements, and subject to the sole discretion of our Board, we intend to pay an initial quarterly cash dividend on our Class A common stock of $      per share with respect to the quarter ending on            . However, although we expect to pay dividends according to our dividend policy, we may elect not to pay dividends, and holders of our Class A common stock are only entitled to receive such cash dividends as our Board, in its sole discretion, may declare out of funds legally available for such payments. Any decision to declare and pay dividends will be dependent on a variety of factors, including our financial condition, earnings, legal requirements, our general liquidity needs, and other factors that our Board deems relevant. As a bank holding company, our ability to declare and pay dividends to our shareholders is subject to certain banking laws, regulations, and policies, including minimum capital requirements and, as a Missouri corporation, we are subject to certain restrictions on dividends under Missouri law. In addition, we are a separate legal entity, and, accordingly, our ability to pay dividends depends primarily upon the receipt of dividends or other capital distributions from the Bank. The ability of the Bank to make distributions or pay dividends to us is subject to their earnings, financial condition, and liquidity needs, as well as federal and state laws, regulations, and policies applicable to them, which limit the amount the Bank can pay as dividends or other capital distributions to us. Finally, our ability to pay dividends to our shareholders, or our Bank’s ability to pay dividends or other distributions to us, may be limited by contractual restrictions, such as covenants in any financing arrangements we or the Bank may enter into in the future.
It is the policy of the Federal Reserve that bank holding companies should generally pay dividends on Class A common stock only out of earnings, and only if prospective earnings retention is consistent with the organization’s expected future needs, asset quality and financial condition, and that bank holding companies should inform and consult with the Federal Reserve in advance of declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid.
An investment in our Class A common stock is not an insured deposit.
An investment in our Class A common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our Class A common stock is inherently risky for the reasons described herein, and is subject to the same market forces that affect the price of Class A common stock in any company. As a result, if you acquire our Class A common stock, you could lose some or all of your investment.
We qualify as an “emerging growth company,” and the reduced public company reporting requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.
We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”
Although we are still evaluating our options under the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting obligations that will be available to us so long as we qualify as an “emerging growth company,” and thus the level of information we provide may be different from that of other public companies. If we do take advantage of any of these exemptions, some investors may find our securities less attractive, which could result in a less active trading market for our Class A common stock, and the price of our Class A common stock may be more volatile.
As an “emerging growth company” under the JOBS Act, we are permitted to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, this election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies. When a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard, unless early adoption is permitted by the standard and we elect to early adopt the standard. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.
We could remain an “emerging growth company” until the earliest to occur of: (1) the end of the fiscal year following the fifth anniversary of this offering; (2) the first fiscal year after our annual gross revenues are $1.235 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We have taken advantage of reduced disclosure regarding executive compensation arrangements and the presentation of certain historical financial information in this prospectus, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide to our shareholders may be different from what you might get from other public companies in which you hold stock. In addition, for so long as we continue to qualify as a non-accelerated filer, we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.
We cannot predict if investors will find our securities less attractive due to our reliance on these exemptions. If investors were to find our securities less attractive as a result of our election, we may have difficulty raising capital in this offering and future offerings and the market price of our securities may be more volatile.
Fulfilling our public company financial reporting and other regulatory obligations and transitioning to a public company will be expensive and time consuming and may strain our resources.
As a public company, we will be subject to the reporting requirements of the Exchange Act and will be required to implement specific corporate governance practices and adhere to a variety of reporting requirements under the Sarbanes-Oxley Act and the related rules and regulations of the SEC, as well as the rules of            . The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Compliance with these requirements will place additional demands on our legal, accounting, finance, operations and investor relations staff and on our accounting, financial and information systems, and will increase our legal and accounting compliance costs as well as our compensation expense as we expect to hire additional legal, accounting, tax, finance and investor relations staff. As a public company we may need to enhance our investor relations and corporate communications functions and attract additional qualified board members. These additional efforts may strain our resources and divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. We expect to incur additional incremental ongoing and one-time expenses in connection with our transition to a public company. The actual amount of the incremental expenses we will incur may be higher, perhaps significantly, from our current estimates for a number of reasons, including, among others, additional costs we may incur that we have not currently anticipated.
In accordance with Section 404 of the Sarbanes-Oxley Act, our management will be required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC on Form 10-K. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls until we are no longer an emerging growth company and no longer a non-accelerated filer. When required, this process will require significant documentation of policies, procedures and systems, review of that documentation by our accounting staff and our outside independent registered public accounting firm and testing of our internal control over financial reporting by our accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and attention, may strain our internal resources and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter. If our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by            , the SEC or other regulatory authorities, which could require additional financial and management resources.
We have not performed an evaluation of our internal control over financial reporting nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting, in each case as contemplated by Section 404 of the Sarbanes-Oxley Act, as of any balance sheet date reported in our financial statements. Had we performed such an evaluation of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, control deficiencies, including material weaknesses and significant deficiencies, may have been identified.
If we are unable to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the time frames required by law or stock exchange regulations. Failure to comply with the Sarbanes-Oxley Act, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, or suspension or delisting of our Class A common stock from             and could have a material adverse effect on our business, results of operations and financial condition. Even if we are able to report our financial statements accurately and in a timely manner, any failure in our efforts to implement the improvements or disclosure of material weaknesses in our future filings with the SEC could cause our reputation to be harmed and our stock price to decline significantly.
Future sales of our Class A common stock in the public market, including any sales by members of the Voting Trust, could lower our stock price, and any increase in shares issued as part of our equity-based compensation plans or for other purposes may dilute your ownership in us.
The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of             outstanding shares of Class A common stock. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased or held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.” The remaining                 shares outstanding (or                 shares if the underwriters exercise their option to purchase additional shares in full), which will continue to be beneficially owned by us after this offering, will be restricted securities as defined under Rule 144 subject to certain restrictions on resale.
We have agreed with the underwriters not to offer, pledge, sell or otherwise dispose of or hedge any shares of our Class A common stock, subject to certain exceptions, for the 180-day period following the date of this prospectus, without the prior consent of Morgan Stanley & Co. LLC on behalf of the underwriters. Members of the Voting Trust and our executive officers, directors and director nominees have entered into similar lock-up agreements with the underwriters. The underwriters may, at any time, release us, members of the Voting Trust or any of our executive officers, directors or director nominees from this lock-up agreement and allow us to sell shares of our Class A common stock within this 180-day period.
Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144 or registration under the Securities Act and, in the case of shares deposited in the Voting Trust, terms and conditions of the Voting Trust. Members of the Voting Trust will be considered affiliates after this offering based on its expected beneficial ownership of our Class A common stock. Subject to the expiration or waiver of the 180-day lock-up period, the Voting Trust will have the right, subject to certain exceptions and conditions, to require us to register shares of Class A common stock held by members of the Voting Trust under the Securities Act, and the relevant members of the Voting Trust will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of Class A common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”
As restrictions on resale end, the market price of our shares of Class A common stock could drop significantly. We have no control over the timing and manner in which members of the Voting Trust may seek to sell their shares. We also are unable to predict whether members of the Voting Trust may seek to sell to sell their shares at all.
Further, from time to time, we explore and evaluate merger and acquisition opportunities as part of our ongoing business practices, and we may pursue mergers and acquisitions in the future. See “Strategic Risks—Future acquisitions and expansion activities may not be successful or may disrupt our business, dilute shareholder value and adversely affect our operating results.” If we issue shares of our Class A common stock as consideration for any acquisition, it would dilute the ownership of existing holders of our Class A common stock, and could result in a decline in the market price of our Class A common stock.
We also intend to file one or more registration statements on Form S-8 to register shares of our Class A common stock issued pursuant to the equity incentive plans that we intend to adopt in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover shares of our Class A common stock.
We cannot predict the size of future issuances or sales of our Class A common stock or the effect, if any, that future issuances or sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our Class A common stock to decline.
If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.
The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.
Certain federal banking laws, Missouri laws and provisions of our organizational documents may discourage or delay acquisition attempts for us that you might consider favorable.
Provisions of state and federal banking laws, including regulatory approval requirements, could make it difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. Acquisition of 10% or more of any class of voting stock of a bank holding company or depository institution, individually or as part of a group acting in concert, including shares of our Class A common stock following completion of this offering, generally creates a rebuttable presumption that the acquirer “controls” the bank holding company or depository institution, and therefore requires prior approval of a federal banking agency, under the Change in Bank Control Act of 1978. Also, a bank holding company must obtain the prior approval of the Federal Reserve before, among other things, acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, including the Bank, under the BHC Act.
Missouri law also generally prohibits any bank holding company from acquiring ownership or control of any depository financial institution that has Missouri deposits, such as the Bank, if the qualifying deposits in Missouri controlled by such bank holding company after the acquisition would exceed 13% of such Missouri deposits in total.
In addition, our Articles and Bylaws contain provisions that may make the merger or acquisition of our company more difficult. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and to cause us to take other corporate actions you desire. Among other things, these provisions include:
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no cumulative voting in the election of directors, which limits the ability of minority shareholders to elect director candidates;

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a classified Board with three-year staggered terms, which can delay the ability of shareholders to change the membership of a majority of our Board;

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a requirement that a special meeting of shareholders may be called only by the Chairman of our Board, our President, a majority of our Board or holders of at least 85% of all outstanding shares entitled to vote;

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authorization to issue shares of one or more series of preferred stock, the terms of which series may be established and the shares of which may be issued without shareholder approval, and which may include super voting, special approval, dividend or other rights or preferences superior to the rights of the holders of our Class A common stock; and

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advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In addition, Missouri law generally requires business combination transactions be approved by an affirmative vote of holders of at least two-thirds of the outstanding shares entitled to vote, which could not be lowered by our organizational documents. These anti-takeover provisions and other provisions in our organizational documents and under the applicable federal or Missouri laws could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our shareholders may deem advantageous, or negatively affect the trading price of our Class A common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, which involve risks and uncertainties. You should not place undue reliance on forward-looking statements because they are subject to numerous uncertainties and factors relating to our operations and business, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These forward-looking statements are generally identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other variations or comparable terminology and expressions. All statements other than statements of historical facts contained in this prospectus, including statements regarding our business plans and investments strategies, expectations with respect to investments in employees, branches and technologies, as well as net income growth; our profitability; the economic and interest rate environment; and our expenses are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”
Our ability to predict results or the actual effects of future plans, strategies or events is inherently uncertain, factors which could cause actual results or conditions to differ materially from those reflected in forward-looking statements include:
•
general competitive, economic, political and market conditions and fluctuations, in the United States generally or in Missouri and our Primary Markets in particular, including commercial real estate market conditions;

•
the magnitude, duration, and severity of the risks of uncertainties, geopolitical instability, including wars and terrorist attacks, tariffs and other restrictions on trade and investment, pandemics, man-made and natural disasters and disruptions or instability in the financial system, including as a result of the failure of a financial institution or other participants in it, or other global disruptions that may occur;

•
unforeseen credit quality problems or changing economic conditions that could result in charge-offs greater than we have anticipated in our allowance for credit losses or changes in the value of our investments;

•
deterioration in the financial condition of our borrowers resulting in significant increases in our loan and lease losses and provisions for those losses and other related adverse impacts to our results of operations and financial condition;

•
fair value estimates of certain of our assets and liabilities, which could change in value significantly from period to period;

•
competitive pressures in the financial services industry in general or in our Primary Markets;

•
change in consumer demand for financial services, including demand for our loan products and deposit flows and demand for our trust and wealth management services and products;

•
inaccurate information or assumptions in the models we use to manage our balance sheet;

•
unanticipated changes in monetary policies of the Federal Reserve or significant adjustments in the pace of, or market expectations for, future interest rate changes;

•
our ability to raise liquidity, funding, and capital on acceptable terms as and when needed;

•
our ability to attract, develop, motivate and retain key management and employees or the loss of key management and employees;

•
disruptions in our business operations due to unforeseen risks or uncertainties;

•
adverse effects on our information technology systems resulting from failures, human error or cyberattack, including the potential impact of disruptions or security breaches at our third-party service providers;

•
greater-than-anticipated costs to support the growth of our business, including investments in new lines of business, products and services, or technology, process improvements or other infrastructure enhancements, or greater-than-anticipated compliance or regulatory costs and burdens;

•
our ability to implement our growth strategy, including via acquisitions and the impact of possible future acquisitions, if any, including the costs and burdens of integration efforts;

•
the ability of the Company to receive dividends from the Bank;

•
legislative or regulatory changes, particularly potential changes in regulation, supervision, examination and enforcement priorities of the federal bank regulatory agencies in regard to financial services companies or the products and services offered by financial services companies;

•
changes in accounting principles, policies and guidelines applicable to us;

•
the impact of a possible change in the federal or state income tax rates on our deferred tax assets and provision for income tax expense;

•
the one-time and incremental costs of becoming, and incremental costs of operating as, a public company;

•
our ability to meet our obligations as a public company, including our obligations under Section 404 of Sarbanes-Oxley;

•
our eligibility to qualify as a “controlled company” under           rules and our intent to utilize certain exemptions from the corporate governance standards of the                 ; and

•
the effect of the combined voting power of the shares of our Class A common stock held in the Voting Trust.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information provides a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements. Past performance is not a guarantee of future results or returns and no representation or warranty is made regarding future performance.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $      million (or approximately $      million if the underwriters elect to exercise in full their option to purchase additional shares of Class A common stock from us) after deducting underwriting discounts and commissions and estimated offering expenses, based on an assumed initial public offering price of $      per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the amount of net proceeds to us from this offering by approximately $      million (or approximately $      million if the underwriters elect to exercise in full their option to purchase additional shares from us, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.
We intend to use the net proceeds from this offering to support our growth strategy and for general corporate purposes, which may include, but is not limited to, potential future acquisition opportunities that we believe may be complementary to our business and provide attractive risk-adjusted returns.
Our management will retain broad discretion to allocate the net proceeds of this offering, and the precise amounts and timing of our use of the net proceeds of this offering will depend upon market conditions, as well as other factors. Until we deploy the proceeds of this offering for the uses described above, we expect to hold such proceeds in short-term investments.

DIVIDEND POLICY AND DIVIDENDS
Dividend Policy
Subject to applicable regulatory requirements, and subject to the sole discretion of our Board, we intend to pay an initial quarterly cash dividend on our Class A common stock of $      per share with respect to the quarter ending on            . Although we expect to pay dividends according to our dividend policy, we may elect not to pay dividends.
Any determination relating to our dividend policy will be made by our Board and will depend on a number of factors, including: (1) our historic and projected financial condition, liquidity and results of operations, (2) our capital levels and needs, (3) tax considerations, (4) any acquisitions or potential acquisitions that we may consider, (5) statutory and regulatory prohibitions and other limitations, (6) the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends, (7) general economic conditions and (8) other factors deemed relevant by our Board. We are not obligated to pay dividends on our Class A common stock and are subject to restrictions on paying dividends on our Class A common stock.
As a bank holding company, our ability to pay dividends is subject to limitations under various federal and state laws, regulations and policies, including minimum capital and other requirements. Further, we are a separate legal entity from our subsidiaries and do not have significant operations of our own. Accordingly, our ability to pay dividends depends primarily upon the receipt of dividends or other capital distributions from the Bank and the Bank is also subject to certain restrictions under federal and state banking laws, regulations and policies that may limit its ability to pay dividends to us, which may in turn limit our ability to pay dividends to holders of our Class A common stock. See “Supervision and Regulation—Dividends” for a more detailed discussion of these bank regulatory limitations.
As a Missouri corporation, we are subject to certain restrictions on dividends under the GBCL, which generally permits a corporation to pay dividends on its common stock unless the net assets of the corporation are less than its stated capital or when the payment of dividends would reduce the net assets of the corporation below its stated capital. In addition, financing arrangements that we may enter into in the future may include restrictive covenants that may limit our ability to pay dividends.
Historical Dividends
On April 16, 2025, we announced a one-time dividend of $40.00 per share payable to all holders of our common stock of record on April 27, 2025. We will pay the special dividend on May 5, 2025 totaling $176.6 million. Prior to this offering, we declared and paid cash dividends to our shareholders on a quarterly basis. We declared and paid to our shareholders $57.4 million and $51.9 million in cash dividends during 2024 and 2023, respectively.

CAPITALIZATION
The following table sets forth our capitalization and capital ratios on a consolidated basis as of December 31, 2024:
•
on an actual basis giving retroactive effect to the Reclassification; and

•
on an as adjusted basis, after giving effect to (1) the one-time dividend of $40.00 per share announced on April 16, 2025 and payable to all holders of our common stock of record on April 27, 2025 as described under “Divided Policy and Dividends—Historical Dividends,” (2) the stock dividend of our Class A common stock that will occur prior to the consummation of this offering and (3) our receipt of the net proceeds from the sale by us of shares of Class A common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock from us) at an initial public offering price of $      per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the as adjusted amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ option to purchase additional shares is exercised in full, the as adjusted amount of each of cash and cash equivalents additional paid-in capital, total stockholders’ equity and total capitalization will increase by approximately $      million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses as described under “Use of Proceeds” above.
You should read the following table in conjunction with the sections titled “Prospectus Summary—Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.
Dollars in thousands	Actual	As Adjusted
Cash and cash equivalents	$1,241,808	$
Stockholders’ Equity:(1)
Preferred stock, $0.01 par value, 50,000,000 shares authorized, none issued and outstanding, actual and as adjusted	—
Class A common stock, $0.01 par value, 500,000,000 shares authorized, 5,956,057 shares issued and outstanding, actual; $0.01 par value, 500,000,000 shares authorized, shares issued and outstanding, as adjusted (in each case, including 1,548,362 shares of treasury stock)	60
Class B common stock, $0.01 par value, 50,000,000 shares authorized, none issued and outstanding, actual and as adjusted	—
Treasury stock, at cost, 1,547,362 shares of Class A common stock, actual and as adjusted	(99,380)
Capital Surplus	16,237
Retained earnings	3,333,669
Accumulated other comprehensive loss	(139,925)
Total stockholders’ equity	3,110,661
Total capitalization	$3,110,661	$
Capital Ratios:
Tier 1 capital ratio	23.6%		%
Total risk-based capital ratio	24.9%		%

Dollars in thousands	Actual	As Adjusted
Common equity Tier 1 capital ratio	23.6%	%
Tier 1 leverage ratio	15.7%	%
Tangible common equity to tangible total assets ratio(2)	14.6%	%

(1)
On April 28, 2025, our Articles became effective, pursuant to which we (1) increased the number of authorized shares of our capital stock to 600,000,000, consisting of 500,000,000 shares of Class A common stock, 50,000,000 shares of Class B common stock, and 50,000,000 shares of preferred stock, (2) decreased the par value of each class of our capital stock to $0.01 per share and (3) automatically converted each share of Class B common stock then outstanding (excluding treasury stock) into one share of Class A common stock. The Company has adjusted all share and pre-share data in the consolidated financial statements for all periods presented to reflect the Reclassification as if it had occurred at the beginning of the earliest period presented. See Note 22, “Capital Structure and Share Reclassification” to our consolidated financial statements and the notes thereto.

(2)
The ratio of tangible common equity to tangible total assets is a non-GAAP financial measure we believe is helpful in interpreting our financial results. For more information on non-GAAP measures, see “Management’s Discussion and Analysis on Financial Condition and Results of Operations—Non-GAAP Financial Measures” and for a reconciliation to the most directly comparable GAAP financial measures, see “Prospectus Summary—Non-GAAP Financial Measures Reconciliations.”

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma as adjusted net tangible book value (non-GAAP) per share of our Class A common stock immediately after this offering. Tangible book value per share is a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures Reconciliations.”
Our pro forma net tangible book value (non-GAAP) as of December 31, 2024 was $      , or $      per share. Pro forma net tangible book value per share (non-GAAP) represents the amount of our total tangible assets (non-GAAP) less our total liabilities divided by the number of our shares of common stock outstanding as of December 31, 2024 after giving effect to the stock dividend, whereby each share of our Class A common stock will receive             additional shares that will occur prior to the consummation of this offering.
After giving effect to (1) the pro forma adjustments set forth above and (2) the sale by us       of       shares of our Class A common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $      per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value (non-GAAP) as of December 31, 2024 would have been $      , or $      per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value (non-GAAP) of $      per share to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value (non-GAAP) of $      per share to new investors purchasing our Class A common stock in this offering.
The following table illustrates the calculation of the amount of dilution per share that a purchaser of our Class A common stock in this offering will incur given the assumptions above:
Initial public offering price per share	$
Pro forma net book value per share at December 31, 2024
Pro forma net tangible book value per share at December 31, 2024
Increase in pro forma as adjusted net book value per share attributable to new investors
Increase in pro forma as adjusted net tangible book value per share attributable to new investors
As adjusted net book value per share upon the completion of the offering
As adjusted net tangible book value per share upon the completion of the offering
Dilution in pro forma as adjusted net book value per share to new investors from the offering
Dilution in pro forma as adjusted net tangible book value per share to new investors from the offering	$
The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share of Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value per share (non-GAAP) after this offering by $      per share and increase (decrease) the dilution to new investors by $      per share (non-GAAP), in each case assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 100,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value (non-GAAP) by approximately $      per share and decrease (increase) the dilution to new investors by approximately $      per share, in each case assuming the assumed initial public offering price of $      per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of Class A common stock from us in full, the pro forma net tangible book value per share (non-GAAP), as adjusted to give effect to this offering, would be $      per share, and the dilution in pro forma net tangible book value per share (non-GAAP) to investors in this offering would be $      per share.
The following table summarizes, as of December 31, 2024, on a pro forma as adjusted basis as described above, the number of shares of Class A common stock purchased from us, the total consideration and the average price per share (1) paid to us by existing shareholders, and (2) to be paid by new investors acquiring our Class A common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased Number	Percent	Total Consideration (Dollars in thousands)	Percent	Average Price Per Share
Existing shareholders		%	$	%	$
New investors in this offering		%	$	%	$
Total		%	$	%	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections.
Overview
We are a bank holding company headquartered in Jefferson City, Missouri. As of December 31, 2024, we had total balance sheet assets of $19.2 billion and wealth assets under advice of $13.5 billion. Through our full-service community banking subsidiary, The Central Trust Bank, we provide a comprehensive suite of consumer, commercial and wealth management products and services to our communities primarily in Missouri, Kansas, Oklahoma and Colorado. As of December 31, 2024, we operate 157 full-service branch locations.
We are a super-community bank organized around our 11 Primary Markets, serving 79 communities. Our business is predominantly located in Missouri, a state known for its business-friendly environment, diversified and stable markets, favorable tax regime and convenient location in the central U.S., making it a hub for industries such as transportation, logistics and trade.
We have a highly diversified loan and lease portfolio that has demonstrated steady growth through multiple economic cycles. Our loan and lease portfolio totaled $11.7 billion as of December 31, 2024. In addition, we provide a full range of deposit products to individuals, businesses, governments and community organizations, serving as a primary funding source for the Bank. As of December 31, 2024, we had total deposits of $15.0 billion, comprised of 35% noninterest-bearing accounts, 54% savings and interest-bearing demand deposit accounts, and 11% time deposits.
We operate our business through two operating segments: Community Banking and Wealth Management. Community Banking is designed to serve the holistic financial needs of individuals, businesses, agencies and community organizations within our footprint through a comprehensive suite of offerings, including deposit products and consumer and commercial lending solutions. Community Banking accounted for $828.8 million and $780.1 million, or 92% and 93%, of our total revenue for the years ended December 31, 2024 and 2023, respectively. Wealth Management provides a full range of “fee-only” wealth management solutions, including investment management, fiduciary services, financial, estate, and tax planning services to individuals, businesses, and foundations. Wealth Management accounted for $69.0 million and $59.9 million, or 8% and 7% of our total revenues for the years ended December 31, 2024 and 2023, respectively.
Recent Developments
Reclassification
On April 28, 2025, our Articles became effective, pursuant to which we (1) increased the number of authorized shares of our capital stock to 600,000,000, consisting of 500,000,000 shares of Class A common stock, 50,000,000 shares of Class B common stock, and 50,000,000 shares of preferred stock, (2) decreased the par value of each class of our capital stock to $0.01 per share and (3) automatically reclassified and converted each share of Class B common stock then outstanding (excluding treasury stock) into one share of Class A common stock. The effect of the Reclassification on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus. See Note 22, “Capital Structure and Share Reclassification” to our consolidated financial statements and the notes thereto.
Special Dividend
On April 16, 2025, we announced a one-time dividend of $40.00 per share payable to all holders of our common stock of record on April 27, 2025. We will pay the special dividend on May 5, 2025 totaling $176.6 million.

Key Factors Affecting Results of Operations and Financial Conditions
Our business and results of operations have in the past been and may in the future be impacted by a variety of factors, including (but not limited to) the following:
Economic Conditions
Our business and financial performance is broadly impacted by current and anticipated economic conditions at the national level and more directly impacted by these conditions within the regional and local markets we serve, including our Primary Markets in particular. For example, declining local economic prospects can reduce borrowers’ willingness to take out new loans or our expectations of their ability to repay existing loans, while declining national conditions can limit the markets for our commercial borrowers’ products. Declining economic conditions can also reduce the value of the assets under advice of our wealth management business and/or motivate customers to withdraw funds from their accounts. Further, declining consumer and business confidence may decrease demand for loans to fund consumption and investments and for our wealth management services and products. The primary economic factors we see as most relevant to our business are economic growth, the labor market, inflation, and interest rates.
The U.S. economy continued to expand at an above average rate throughout 2024. The U.S. Bureau of Economic Analysis reported 2024 real GDP growth of 2.8% on a year over year basis, as of their second revision. This followed a similarly above trend 2.9% rate in 2023. Comparatively, Missouri’s economy expanded at an inflation adjusted rate of 2.3% in 2024, following a 2.6% rate in 2023. More recently, Missouri’s GDP grew at a 2.8% real annualized rate in the fourth quarter of 2024 compared to a 2.4% rate at the national level.
The labor market proved resilient over the course of 2024. There was a modest increase in the national unemployment rate, rising from 3.8% at the end of 2023 to 4.1% at the end of 2024, according to the U.S. Bureau of Labor Statistics (“BLS”). Regionally, Missouri’s unemployment rate rose from 3.3% in December 2023 to 3.7% in December 2024, and locally, our Primary Markets had lower unemployment rates than the state. The Kansas City, Columbia, Jefferson City, St. Louis, and Springfield metropolitan areas ended 2024 with unemployment rates of 3.2%, 2.4%, 2.5%, 3.2%, and 2.7%, respectively, according to the BLS.
Inflation, as measured by the core personal consumption expenditure rate (“PCE”), fell below 3% in early 2024, declining from multi-decade highs reached in 2022. The pace of the decline in the inflation rate slowed over the course of 2024. For the month of February 2025 (the latest month for which core PCE data is available), core PCE was reported at 2.8% by the U.S. Bureau of Economic Analysis. This remains above FOMC’s stated target of 2%.
There is a considerable amount of uncertainty surrounding economic growth, labor market conditions and inflation, among other economic factors relevant to our business, amidst evolving trade policies, including the imposition of tariffs, fiscal policy, and monetary policy. We continue to monitor these risks and seek to mitigate their impact. See “Risk Factors—Market Risks—Our business may be adversely affected by unfavorable economic conditions generally, and in Missouri and our other Primary Markets in particular” and “Risk Factors—Market Risks—Our wealth management and trust business may be adversely affected by unfavorable economic and market conditions generally.”
Interest Rates
Net interest income is our primary source of revenue, representing the difference between the interest we earn on interest-bearing assets such as loans and investment securities, and the interest we pay on interest-bearing liabilities such as deposits and borrowings. The amount of net interest income we earn is mainly determined by the average balances of interest-earning assets and interest-bearing liabilities, as well as the spread between the yield on those assets and the cost of those liabilities. These factors are influenced by the pricing and composition of both interest-earning assets and interest-bearing liabilities. Interest rates can fluctuate significantly and are affected by numerous factors beyond our control, including overall economic conditions, the actions of various governmental and regulatory bodies, and specifically, the monetary policy set by the FOMC.
The expense related to our deposits and borrowings is primarily influenced by short-term interest rates, which are largely driven by the policies of the FOMC. However, the income generated by our loans and investment securities is influenced by both short-term and long-term interest rates, which tend to be more heavily influenced by market dynamics in addition to the FOMC. Therefore, our net interest income is impacted by changes in these rates as well as the speed with which these changes occur.
In 2023, the FOMC raised the overnight rate to 5.5%. They held the Fed Funds rate at that level for almost 14 months. As inflation moderated, the FOMC was able to reduce the overnight rate by 100 basis points on a cumulative basis through the latter half of 2024. While higher overnight rates increased the cost of interest-bearing liabilities, costs stabilized and began to decline with the overnight rate in the second half of the year. All the while yields on our interest-earning assets continued to climb, pushing our net interest margin to 3.84% as of December 31, 2024.
Asset Quality
Asset quality reflects the existing and potential credit risk associated with our loan portfolio, and we seek to maintain prudent lending practices and actively manage nonperforming assets to reduce our risk for loss. Our asset quality remained strong during 2024, with continued low levels of nonperforming loans as a percentage of total loans outstanding, net charge-offs as a percentage of average loans outstanding, and allowance for credit losses as a percentage of total loans outstanding. Nonperforming loans as a percentage of total loans outstanding was 0.34% and 0.18% as of December 31, 2024 and 2023, respectively. Net charge-offs as a percentage of average loans outstanding was 0.13% and 0.12% for the years ended December 31, 2024 and 2023, respectively. Allowance for credit losses as a percentage of total loans outstanding was 1.32% and 1.34% as of December 31, 2024 and 2023, respectively.
Regulatory Environment
We operate in a highly regulated environment and nearly all of our operations are subject to extensive supervision and regulation. See “Supervision and Regulation” and “Risk Factors—Legal, Regulatory and Compliance Risks—We are subject to extensive government regulation and supervision.” As a result, we have incurred, and expect to incur in the future, significant costs associated with supervision and regulation that have affected, and may in the future affect, our results of operations. In addition, bank regulatory agencies have authority to impose restrictions, limit activities or take other actions that could impact our business and results of operations. We cannot accurately predict the nature, timing or extent of any effect regulatory policies may have on our future results of operations, and recent political developments, including the new presidential administration in the U.S., have added additional uncertainty with respect to new laws or regulations or changes in the interpretations or enforcement of existing laws or regulations.
Operational Efficiency
Our profitability is supported by our operational efficiency, and we believe that our focus on operational efficiency is critical to our profitability and future growth. In addition, we are continuing our strategic initiative to modernize our core technology infrastructure, which is designed to further improve our operational efficiency. For the years ended December 31, 2024 and 2023, our efficiency ratio was 54.5% and 55.8%, respectively, and our efficiency ratio (FTE) (non-GAAP) was 51.7% and 53.9%, respectively. See “—Non-GAAP Financial Measures Reconciliations.”
Following the completion of this offering, we expect to incur additional one-time and recurring expenses to support our operations as a standalone public company, including expenses related to compliance with applicable legal and financial reporting standards and expansion of our investor relations and corporate communications functions. These expenses will adversely affect our efficiency ratio.
Primary Factors Used to Evaluate Our Results of Operation and Financial Conditions
As a banking institution, we manage and evaluate various aspects of both our results of operations and our financial condition. We evaluate the levels and trends of the line items included in our balance sheet and statement of operations, as well as various financial ratios that are commonly used in our industry. We analyze these ratios and financial trends against our own historical performance, our budgeted performance and the financial condition and performance of comparable banking institutions in our region and nationally.

The primary line items we use in our key performance metrics to manage and evaluate our statement of operations include net interest income, provision for credit losses, noninterest income, noninterest expense and net income. The primary line items we use in our key performance metrics to manage and evaluate our balance sheet data include loans and leases, modifications for borrowers experiencing financial difficulty, allowance for credit losses, investment securities, customer deposits, liquidity and capital.
Net Interest Income and Net Interest Margin
Net interest income is our primary source of income and is the difference between the interest and fees earned on interest-earning assets and interest expense incurred on interest-bearing liabilities. It is impacted by the level of interest rates (pricing) and the volume and mix of interest-earning assets and interest-bearing liabilities. Interest rate spread and net interest margin are utilized to measure and explain changes in net interest income. Interest rate spread is the difference between the yield on interest-earning assets and the rate paid for interest-bearing liabilities that fund those assets.
The net interest margin is expressed as the percentage of net interest income to average interest-earning assets. The net interest margin exceeds the interest rate spread because noninterest-bearing sources of funds, principally noninterest-bearing demand deposits and stockholders’ equity, also support interest-earning assets.
Provision for Credit Losses
The provision for credit losses is an expense charged to earnings necessary to maintain an allowance for credit losses that reflects management’s estimate of expected credit losses in the loan portfolio and within the Company’s unfunded lending commitments.
Noninterest Income
Noninterest income is comprised of fees and commissions that are received from the products and services we provide to our customers across various business lines. This includes service charges and commissions, payment services revenue, brokerage services, fees for fiduciary revenues and mortgage banking revenues.
Noninterest Expense
Our noninterest expense consists primarily of salaries and employee benefits, net occupancy and equipment expenses, bankcard processing, rewards and related costs, and legal and professional fees. Smaller components of this amount are computer software and maintenance, marketing and business development, and FDIC and bank exam fees.
Loan and Lease Portfolio
Our loan and lease portfolio includes all loans and leases we hold for investment, carried at the outstanding principal balance of the loans, net of any deferred origination fees and related costs. Interest on loans is accrued and credited to income based on the principal amount outstanding, using primarily a simple interest calculation. Loan and commitment fees, net of associated costs, are deferred and amortized over the life of the loans, shown as an adjustment to interest income.
Loans are analyzed for risk rating updates as part of our annual credit review process, and our market lending personal and credit committees perform regular monitoring on our loan portfolio. Larger loans and loans rated as involving higher risks may be subject to more frequent review and monitoring processes.
Modifications for Borrowers Experiencing Financial Difficulty
When borrowers are experiencing financial difficulty, we may agree to modify the contractual terms of a loan to a borrower to assist the borrower in repaying the principal and interest owed to the Company. The modification of loans to borrowers experiencing financial difficulty are generally in the form of term extensions, repayment plans, payment deferrals, forbearance agreements, interest rate reductions, forgiveness of interest and/or fees, or any combination thereof.

Allowance for Credit Losses
We maintain an allowance for credit losses based on management’s current estimate of expected losses on loans, leases and other financial assets. We employ an average historical loss model which incorporates relevant information about past events, including historical credit loss experience on loans with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the loans. Additionally, the allowance for credit losses considers other qualitative factors not included in historical loss rates or macroeconomic forecast such as changes in portfolio composition, underwriting practices, or significant unique events or conditions.
The allowance for credit loss is an estimate that is subject to uncertainty due to the various assumptions and judgments used in the estimation process. Actual losses may vary from these estimates. The allowance is evaluated on a quarterly basis by management. For further analysis, please see Note 3, “Loans and Allowance for Credit Losses” to our consolidated financial statements and the notes thereto. Changes to the allowance for credit losses are made by charges to the provision for credit losses. Loans deemed to be uncollectable are charged-off against the allowance for credit losses. Recoveries of amounts previously charged-off are credited to the allowance for credit losses.
Investment Securities
We maintain a securities portfolio to enhance profitability, manage interest rate risk, provide liquidity, and comply with regulatory requirements. Securities are classified as trading, held-to-maturity, or available-for-sale. We invest primarily in high-quality, liquid securities guaranteed by the U. S. government, its agencies, or sponsored enterprises. Available-for-sale securities, which may be sold prior to maturity, are carried at fair value. Unrealized gains or losses, net of deferred taxes, are recorded as accumulated other comprehensive income in shareholders’ equity.
Our Asset/Liability Committee (ALCO) has been authorized by our Board to oversee our investment portfolio to ensure that our activities comply with our investment policy, which specifies overall objectives, acceptable investment types, duration and concentration limits, reporting and documentation requirements, among other items.
We evaluate our investment securities portfolio in response to established asset/liability management objectives, changing market conditions that could affect profitability, and the level of interest rate risk to which we are exposed. These evaluations may cause us to change the level of funds we deploy into investment securities and change the composition of our investment securities portfolio.
Customer Deposits
Our deposit types include savings and interest and non-interest-bearing demand deposits and time deposits.
Liquidity
The objective of our liquidity management strategy is to ensure the availability of cash sufficient to fund our operations and meet our present and future financial obligations at a reasonable cost. We monitor, evaluate and manage our liquidity utilizing relevant metrics, including readily available liquidity relative to uninsured/uncollateralized deposits, our ability to meet short-term obligations in times of financial stress, wholesale funding availability and utilization, funding concentrations, and loan and deposit trends.
Capital
Our capital management strategy is designed to ensure that we have sufficient capital to support balance sheet growth while also maintaining sufficient reserves to absorb unexpected losses or write-downs that are risks inherent to the business of banking. We comply with specific capital guidelines under the capital adequacy rules and the prompt corrective action framework, which involve quantitative measures based on the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting rules. Additionally, regulators assess the Bank’s capital levels and classifications based on qualitative factors such as risk weightings, the components of capital, and other items.

Financial Performance Highlights
The year ended December 31, 2024 reflects growth in loans, assets, deposits and income from the year ended December 31, 2023. Significant highlights include:
Results of Operations
The following table presents selected financials from our income statement and the performance ratios discussed below.
	At and for the Years Ended
Dollars in thousands	December 31, 2024	December 31, 2023
Income Statement Data:
Interest income	$904,977	$800,652
Adjusted Interest income (FTE) (non-GAAP)(1)	910,838	805,374
Interest expense	217,653	167,473
Provision for credit losses	14,587	16,252
Noninterest income	210,390	206,880
Adjusted noninterest income (non-GAAP)(1)	247,051	225,774
Noninterest expense	489,407	469,070
Income tax expense	87,910	81,044
Net income	305,810	273,693
Adjusted net income (non-GAAP)(1)	$333,731	$288,082
Performance Ratios:
Net interest margin	3.84%	3.54%
Net interest margin (FTE) (non-GAAP)(1)	3.88%	3.57%
Return on average total assets	1.63%	1.45%
Adjusted return on average total assets (non-GAAP)(1)	1.78%	1.53%
Return on average common equity	10.4%	10.6%
Adjusted return on average common equity (non-GAAP)(1)	11.4%	11.2%

(1)
These are non-GAAP financial measures we believe are helpful in interpreting our financial results. For more information on non-GAAP measures and for a reconciliation to the most directly comparable GAAP financial measure, see “—Non-GAAP Financial Measures Reconciliations.”

•
Net interest income for the year ended December 31, 2024 totaled $687.3 million, an increase of $54.1 million, or 8.6%, compared to $633.2 million for the year ended December 31, 2023. On an FTE basis, net interest income (FTE) (non-GAAP) totaled $693.2 million in 2024, an increase of $55.3 million, or 8.7%, compared to $637.9 million in 2023. The increase was primarily due to increased interest income as a result of improved yields on assets, along with changes in the asset mix, partially offset by an increase in interest expense of $50.2 million, or 30%, compared to 2023, including as a result of increases in deposit costs. See “—Non-GAAP Financial Measures Reconciliations.”

•
The provision for credit losses for the year ended December 31, 2024 was $14.6 million, a decrease of $1.7 million, or 10.2%, compared to $16.3 million for the year ended December 31, 2023. The allowance for loan losses as a percentage of total loans declined to 1.32% as of December 31, 2024 from 1.34% as of December 31, 2023. The decrease was primarily due to improvements in the current economic factors and reduced charge-offs.

•
Noninterest income for the year ended December 31, 2024 totaled $210.4 million, an increase of $3.5 million, or 1.7%, compared to $206.9 million for the year ended December 31, 2023. Adjusted noninterest income (non-GAAP) was $247.1 million in 2024, an increase of $21.3 million, or 9.4%, compared to $225.8 million in 2023. The increase was mainly driven by overdraft fees and activity charges, increased assets under advice and higher secondary margins on loan sales. See “—Non-GAAP Financial Measures Reconciliations.”

•
Noninterest expenses for the year ended December 31, 2024 were $489.4 million, an increase of $20.3 million, or 4.3%, compared to $469.1 million for the year ended December 31, 2023. Higher personnel expenses and legal and professional fees for the year ended December 31, 2023, driven by increased staffing and expenses related to the initial phase of the conversion of our core banking platform, were partially offset by a decrease in bankcard processing, rewards and related costs.
•
Income tax expense for the year ended December 31, 2024 was $87.9 million, an increase of $6.9 million, or 8.5%, compared to $81.0 million for the year ended December 31, 2023. The effective tax rate was 22.3% for the year ended December 31, 2024 and 22.9% for the year ended December 31, 2023. The decrease in the effective tax rate was primarily driven by an increase in federal and state tax credits, net of tax credit partnership amortization, in 2024.

•
Net income for the year ended December 31, 2024 totaled $305.8 million, an increase of $32.1 million, or 11.7%, compared to $273.7 million for the year ended December 31, 2023. Adjusted net income (non-GAAP) totaled $333.7 million, an increase of $45.6 million, or 15.8%, compared to $288.0 million in 2023. The increase primarily came from an increase in net interest income driven by the rising rate environment in 2023, along with an increase in adjusted noninterest income (non-GAAP), partially offset by increased expenses related to investing in upgrading technology and greater staffing needs. See “—Non-GAAP Financial Measures Reconciliations.”

•
Net interest margin for the year ended December 31, 2024 was 3.84%, an increase of 0.30%, compared to 3.54% for the year ended December 31, 2023. Net interest margin (FTE) (non-GAAP) was 3.88% in 2024, an increase of 0.31%, compared to 3.57% in 2023. This increase was the result of improved yields on assets, along with changes in the asset mix, and was partially offset by increases in deposit costs. See “—Non-GAAP Financial Measures Reconciliations.”

•
Return on average total assets for the year ended December 31, 2024 was 1.63%, compared to 1.45% for the year ended December 31, 2023. Adjusted return on average total assets (non-GAAP) was 1.78% in 2024, compared to 1.53% in 2023. See “—Non-GAAP Financial Measures Reconciliations.”

•
Return on average common equity for the year ended December 31, 2024 was 10.4%, compared to 10.6% for the year ended December 31, 2023. Adjusted return on average common equity (non-GAAP) was 11.4% in 2024, compared to 11.2% in 2023. See “—Non-GAAP Financial Measures Reconciliations.”

Financial Condition
The following table presents selected financials from our balance sheet and the asset quality and capital ratios discussed below.
	At and for the Years Ended
Dollars in thousands	December 31, 2024	December 31, 2023
Balance Sheet Data:
Total assets	$19,242,543	$19,020,505
Total loans and leases	11,658,355	11,520,730
Total investment securities	5,603,723	5,029,305
Total liabilities	16,131,882	16,276,707
Total deposits	14,985,848	14,869,510
Stockholders’ equity	3,110,661	2,743,798
Asset Quality Ratios:
Nonperforming loans / total loans	0.34%	0.18%
Allowance for loan losses / total loans	1.32%	1.34%
Loan modifications / total loans	0.38%	0.34%
Capital Ratios:
Total risk-based capital / risk-weighted assets	24.88%	22.75%
Tier 1 capital / risk-weighted assets	23.63%	21.50%
CET1 capital / risk-weighted assets	23.63%	21.50%
Tier 1 capital / average assets	15.69%	14.36%

•
Total assets grew by $222.0 million during the year ended December 31, 2024, an increase of 1.17% from December 31, 2023.

•
Total loans and leases for the year ended December 31, 2024 totaled $11.7 billion, an increase of $137.6 million, or 1.2%, compared to $11.5 billion for the year ended December 31, 2023. This modest growth was mainly driven by growth in residential and commercial real estate, while construction and development and consumer loans were down from the prior fiscal year.

•
Investment securities grew by $573 million during the year ended December 31, 2024, an increase of 11.3% from December 31, 2023. As of December 31, 2024, approximately 98% of our investment portfolio consisted of securities guaranteed by the U.S. government, its agencies, or sponsored enterprises and available-for-sale securities represented 99.1% of our total portfolio.

•
Total deposits grew by $116.3 million during the year ended December 31, 2024, an increase of 0.8% from December 31, 2023. Savings and interest-bearing and time deposits increased $100 million, or 1.3%, and $149 million, or 9.6%, respectively, which was partially offset by a $133 million, or 2.5% decline in noninterest-bearing deposits.

•
Total stockholders equity grew by $366.9 million during the year ended December 31, 2024, an increase of 13.37% from December 31, 2023.

Asset Quality.   Nonperforming loans represented 0.34% and 0.18% of total loans as of December 31, 2024 and December 31, 2023, respectively, which was below the allowance for credit losses of 1.32% and 1.34% of total loans in 2024 and 2023, respectively. Only 0.38% and 0.34% of total loans in 2023 and 2024 respectively required loan modifications, with more than half of the modifications in each year being term extensions.
Liquidity.   Total readily available liquidity as of December 31, 2024 was $4.9 billion, an increase of $6 million, or 0.1%, from December 31, 2023. Total readily available liquidity sources include cash reserves at the Federal Reserve, advance credit available from the FHLB (“FHLB Advance Capacity”) and unencumbered securities lending value. The modest increase in liquidity was driven by an increase in unencumbered securities lending value, partially offset by a decrease in cash held at the Federal Reserve and FHLB Advance Capacity.
Capital.   Our total risk-based capital to risk-weighted assets ratio was 24.88% as of December 31, 2024, representing $2.1 billion of additional capital compared to a 8.0% regulatory capital adequacy requirement. Our Tier 1 capital to risk-weighted assets ratio was 23.63% as of December 31, 2024, representing $2.2 billion of additional capital compared to a 6.0% regulatory capital adequacy requirement. Our CET1 capital to risk-weighted assets ratio was 23.63% as of December 31, 2024, representing approximately $2.4 billion of additional capital compared to a 4.5% regulatory capital adequacy requirement. Our Tier 1 capital to average assets ratio was 15.69% as of December 31, 2024, representing $2.2 billion of additional capital compared to a 4.0% regulatory capital adequacy requirement. In addition, each of the capital ratios of the Bank exceeded the threshold for “well capitalized” status under the FDIC’s prompt corrective action framework. See “—Capital Management.”
Non-GAAP Financial Measures Reconciliations
To supplement our consolidated financial statements prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP, we use certain non-GAAP financial measures, as described below, to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We are presenting these non-GAAP financial measures because we believe, when taken collectively, they may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook.
However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. As a result, our non-GAAP financial measures are presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for our consolidated financial statements presented in accordance with GAAP.
Interest income, net interest income and net interest margin on a fully tax-equivalent, or “FTE,” basis are defined as interest income, net interest income and net interest margin, in each case adjusting for the tax-exempt income related to certain tax-free assets. We report interest income, net interest income and net interest margin on an FTE basis using a blended federal and state effective tax rate of 23.84% for both 2024 and 2023. The tax equivalent basis gives effect to the tax-exempt interest income, net of the disallowance of interest income, for federal income tax purposes related to certain tax-free assets. We believe these measures enhances comparability of net interest income arising from taxable and tax-exempt sources.
The following table presents the reconciliation of interest income (FTE), net interest income (FTE) and net interest margin (FTE).
	As of December 31,
	2024	2023
Dollars in thousands	Amount	Amount
Interest income	$904,977	$800,652
Add: Tax equivalent adjustment(1)	5,861	4,722
Interest income (FTE) (non-GAAP)	910,838	805,374
Net interest income	687,324	633,179
Add: Tax-equivalent adjustment(1)	5,861	4,722
Net interest income (FTE) (non-GAAP)	693,185	637,901
Average interest-earning assets	17,885,506	17,880,255
Net interest margin	3.84%	3.54%
Net interest margin (FTE) (non-GAAP)	3.88%	3.57%

(1)
Effective tax rate of 23.84% used for both 2024 and 2023.

Adjusted noninterest income is defined as noninterest income, excluding gains (losses) in investment securities. These adjustments resulted from certain investment portfolio repositioning activities during 2023 and 2024 that we consider to be outside of the ordinary course of business. We believe this measure allows investors to assess our noninterest income, exclusive of the impact of changes in our investment portfolios unrelated to our ordinary course business activities.
Adjusted total revenue is defined as total revenue, excluding gains (losses) on investment securities. These adjustments resulted from certain investment portfolio repositioning activities during 2023 and 2024 that we consider to be outside of the ordinary course of business. We believe this measure allows investors to assess our revenue, exclusive of the impact of changes in our investment portfolios unrelated to our ordinary course business activities.
Adjusted fee income ratio is defined as adjusted noninterest income divided by adjusted total revenue. We believe this measure allows investors to assess the results of our business generating noninterest income, exclusive of the impact of changes in our investment portfolios unrelated to our ordinary course business activities.

The following table presents the reconciliation of adjusted noninterest income, adjusted total revenue, and adjusted fee income ratio.
	As of December 31,
	2024	2023
Dollars in thousands	Amount	Amount
Noninterest income	$210,390	$206,880
Less: Investment securities (losses)	(36,661)	(18,894)
Adjusted noninterest income (non-GAAP)	247,051	225,774
Total revenue	897,714	840,059
Less: Investment securities (losses)	(36,661)	(18,894)
Adjusted total revenue (non-GAAP)	934,375	858,953
Fee income ratio	23.4%	24.6%
Adjusted fee income ratio (non-GAAP)	26.4%	26.3%
Adjusted pre-tax margin is defined as income before income taxes, excluding investment securities (losses), divided by total revenue, excluding investment securities (losses). These adjustments resulted from certain investment portfolio repositioning activities during 2023 and 2024 that we consider to be outside of the ordinary course of business. We believe this measure allows investors to assess our pre-tax margin, exclusive of the impact of changes in our investment portfolios unrelated to our ordinary course business activities.
The following table presents the reconciliation of adjusted pre-tax margin.
	As of December 31,
	2024	2023
Dollars in thousands	Amount	Amount
Income before income taxes	$393,720	$354,837
Less: Investment securities (losses)	(36,661)	(18,894)
Adjusted income before income taxes (non-GAAP)	430,381	373,631
Total revenue	897,714	840,059
Less: Investment securities (losses)	(36,661)	(18,894)
Adjusted total revenue (non-GAAP)	934,375	858,953
Pre-tax margin	43.9%	42.2%
Adjusted pre-tax margin (non-GAAP)	46.1%	43.5%
Tangible noninterest expense is defined as noninterest expense less amortization of intangible assets. We believe this measure allows investors to assess our noninterest expense exclusive of changes in intangible assets.
Adjusted total revenue (FTE) Adjusted total revenue (FTE) is defined as total revenue, excluding gains (losses) on investment securities and adjusting for the tax-exempt income related to certain tax-free assets. The adjustments for gains (losses) on investment securities resulted from certain investment portfolio repositioning activities during 2023 and 2024 that we consider to be outside of the ordinary course of business. We report adjusted total revenue on a fully FTE basis using a blended federal and state effective tax rate of 23.84% for both 2024 and 2023. The tax equivalent basis gives effect to the tax-exempt interest income, net of the disallowance of interest income, for federal income tax purposes related to certain tax-free assets. We believe this measure enhances comparability of total revenue arising from taxable and tax-exempt sources.
Efficiency ratio (FTE) is defined as tangible noninterest expense divided by adjusted total revenue (FTE). We believe this measure allows investors to assess our operational efficiency, exclusive of the impact of amortization of intangible assets and changes in our investment portfolios unrelated to our ordinary course business activities.

The following table presents the reconciliation of tangible noninterest expense, adjusted total revenue (FTE) and efficiency ratio (FTE).
	As of December 31,
	2024	2023
Dollars in thousands	Amount	Amount
Total revenue	$897,714	$840,059
Less: Investment securities (losses)	(36,661)	(18,894)
Add: Tax equivalent adjustment(1)	5,861	4,722
Adjusted total revenue (FTE) (non-GAAP)	940,236	863,675
Noninterest expense	489,407	469,070
Less: Amortization of intangible assets	3,388	3,520
Tangible noninterest expense (non-GAAP)	486,019	465,550
Efficiency ratio	54.5%	55.8%
Efficiency ratio (FTE) (non-GAAP)	51.7%	53.9%

(1)
Effective tax rate of 23.84% used for both 2024 and 2023.

Adjusted net income is defined as net income, giving effect to losses (gains) in our investment securities portfolio, net of taxes. The adjustments for gains (losses) on investment securities resulted from certain investment portfolio repositioning activities during 2023 and 2024 that we consider to be outside of the ordinary course of business. For purposes of these adjustments, we use a blended federal and state effective tax rate of 23.84% for both 2024 and 2023. These adjustments exclude from net income the impact of such items that we do not believe are representative of our results of operation and enhance the overall understanding of our past and future performance.
Adjusted return on average total assets is defined as the ratio of adjusted net income divided by average assets. We believe this ratio measures our ability to generate profits from our assets, exclusive of the impact of changes in our investment portfolios unrelated to our ordinary course business activities.
The following table presents the reconciliation of adjusted net income and adjusted return on average total assets.
	As of December 31,
	2024	2023
Dollars in thousands	Amount	Amount
Net income	$305,810	$273,693
Add: AFS securities losses, net of taxes(1)	39,031	15,204
Add: Equity securities losses (gains), net of taxes(1)	(11,110)	(815)
Adjusted net income (non-GAAP)	333,731	288,082
Average total assets	18,781,218	18,838,841
Return on average total assets	1.63%	1.45%
Adjusted return on average total assets (non-GAAP)	1.78%	1.53%

(1)
Effective tax rate of 23.84% used for both 2024 and 2023.

Tangible common equity is defined as total stockholder’s equity less goodwill and intangible assets. We believe this measure allows investors to assess our total stockholder’s equity, exclusive of changes in goodwill and other intangible assets.
Tangible book value per share is defined as tangible common equity divided by total shares of our Class A common stock outstanding. We believe this measure allows investors to assess our stockholder’s equity, exclusive of changes in goodwill and other intangible assets.

Tangible common equity to tangible assets is defined as the ratio of tangible common equity divided by total assets minus intangible assets. We believe this measure allows investors to assess changes in common stockholder’s equity, exclusive of changes in goodwill and other intangible assets.
The following table presents the reconciliation of tangible common equity, tangible book value per share and tangible common equity to tangible assets.
	As of December 31,
	2024	2023
Dollars in thousands	Amount	Amount
Total stockholders’ equity	$3,110,661	$2,743,798
Less: Goodwill and other intangible assets	354,890	358,279
Tangible common equity (non-GAAP)	2,755,771	2,385,519
Total shares of Class A common stock outstanding	4,408	4,419
Book value per share	705.73	620.91
Tangible book value per share (non-GAAP)	$625.17	$539.83
Total assets	19,242,543	19,020,505
Less: Goodwill and other intangible assets	354,890	358,279
Tangible assets (non-GAAP)	18,887,653	18,662,226
Total stockholders’ equity to total assets	16.2%	14.4%
Tangible common equity to tangible assets (non-GAAP)	14.6%	12.8%
Tangible net income is defined as net income excluding amortization of intangible assets. We believe this measure allows investors to assess our net income, exclusive of changes in goodwill and other intangible assets.
Adjusted tangible net income is defined as adjusted net income excluding amortization of intangible assets. We believe this measure allows investors to assess our net income, exclusive of changes in goodwill and other intangible assets and the impact of changes in our investment portfolios unrelated to our ordinary course business activities.
Average tangible common equity is defined as average common stockholder’s equity less average goodwill and less average intangible assets. We believe this measure allows investors to assess our average common stockholder’s equity, exclusive of changes in goodwill and other intangible assets.
Return on average tangible common equity is defined as the ratio of tangible net income divided by average tangible common equity. We believe this ratio measures our ability to generate profits over common stockholders’ equity, exclusive of changes in goodwill and other intangible assets.
Adjusted return on average common equity is defined as the ratio of adjusted net income divided by average common equity. We believe this ratio measures our ability to generate profits from our common equity, exclusive of changes in goodwill and other intangible assets and the impact of changes in our investment portfolios unrelated to our ordinary course business activities.
Return on average tangible common equity is defined as the ratio of tangible net income divided by average tangible common equity. We believe this ratio measures our ability to generate profits over common stockholders’ equity, exclusive of changes in goodwill and other intangible assets.
Adjusted return on average tangible common equity is defined as the ratio of adjusted tangible net income divided by average tangible common equity. We believe this ratio measures our ability to generate profits over common stockholders’ equity, exclusive of changes in goodwill and other intangible assets and the impact of changes in our investment portfolios unrelated to our ordinary course business activities.

The following table presents the reconciliation of tangible net income, adjusted tangible net income, average tangible common equity, adjusted return on average common equity, return on average tangible common equity, and adjusted return on average tangible common equity.
	As of December 31,
	2024	2023
Dollars in thousands	Amount	Amount
Net income	$305,810	$273,693
Add: Amortization of intangible assets, net of taxes(1)	2,580	2,681
Tangible net income (non-GAAP)	308,390	276,374
Add: AFS securities losses, net of taxes(1)	39,031	15,204
Add: Equity securities losses (gains), net of taxes(1)	(11,110)	(815)
Adjusted tangible net income (non-GAAP)	336,311	290,763
Average common equity	2,937,975	2,570,645
Less: Average goodwill and other intangible assets	356,677	360,164
Average tangible common equity (non-GAAP)	$2,581,298	$2,210,481
Return on average common equity	10.4%	10.6%
Adjusted return on average common equity (non-GAAP)	11.4%	11.2%
Return on average tangible common equity (non-GAAP)	11.9%	12.5%
Adjusted return on average tangible common equity (non-GAAP)	13.0%	13.2%

(1)
Effective tax rate of 23.84% used for both 2024 and 2023.

Discussion and Analysis of Results of Operations
Net Interest Income and Net Interest Margin
The following table summarizes the distribution of average balances, average yields and costs, and changes in net interest income on an FTE basis. Average balances are daily average balances and include nonaccrual loans. The table below includes the effect of deferred fees and expenses, discounts and premiums, as well as purchase accounting adjustments that are amortized or accreted to interest income or expense.
	Years Ended December 31,
	2024			2023
Dollars in thousands	Average Balance	Interest Income (FTE)(1)/ Expense	Yield/ Cost	Average Balance	Interest Income (FTE)(1)/ Expense	Yield/ Cost
Assets
Interest-bearing cash and bank deposits(1)	$844,259	$46,942	5.56%	$461,783	$24,982	5.41%
Investment securities(1)	5,454,694	153,137	2.81%	5,990,573	131,708	2.20%
Gross loans(1)(2)(3)	11,586,553	710,759	6.13%	11,427,899	648,685	5.68%
Total interest-earning assets	17,885,506	910,838	5.09%	17,880,255	805,374	4.50%
Allowance for loan losses	(154,674)			(153,886)
Noninterest-earning assets	1,050,386			1,112,472
Total assets	18,781,218			18,838,841
Liabilities and Stockholders’ Equity
Noninterest-bearing demand deposits	5,180,962			5,529,485
Savings and interest-bearing demand deposits	7,840,224	132,806	1.69%	7,930,115	98,759	1.25%
Time deposits	1,658,155	51,626	3.48%	1,315,144	29,935	2.28%
Total deposits	14,679,341	190,432	1.30%	14,774,744	128,694	0.87%
Federal funds purchased and customer repurchase agreements	993,284	27,221	2.74%	1,292,531	37,347	2.89%
Total customer funds	15,672,625	217,653	1.39%	16,067,275	166,041	1.03%
FHLB advances and other borrowings	—	—		26,417	1,432	5.42%
Total interest-bearing liabilities	10,491,663	217,653	2.07%	10,564,207	167,473	1.59%
Total cost of funds	15,672,625	217,653	1.39%	16,093,692	167,473	1.04%
Noninterest-bearing liabilities	170,618			174,504
Stockholders’ equity	2,937,975			2,570,645
Total liabilities and stockholders’ equity	18,781,218			18,838,841
Net interest spread			3.02%			2.92%
Net interest income and net interest margin		$687,324	3.84%		$633,179	3.54%
Add: Tax equivalent adjustment		5,861			4,722
Net interest income (FTE) and net interest margin (FTE)(1)		693,185	3.88%		637,901	3.57%

(1)
Interest income and yields are reported on a fully tax-equivalent (“FTE”) basis, using a blended federal and state effective tax rate of 23.84% for 2024 and 2023. The tax-equivalent interest income and yields give effect to the tax-exempt interest income net of the disallowance of interest expense, for federal income tax purposes related to certain tax-free assets.

(2)
Loan balances include mortgage loans held for sale and nonaccrual loans of $36.0 million and $18.4 million as of December 31, 2024 and 2023, respectively.

(3)
Loan interest income includes (i) loan fees, net of deferred costs, of $8.4 million and $15.2 million for the years ended December 31, 2024 and 2023, respectively, and (ii) interest resulting from the accretion of purchase accounting discount associated with acquired loans of $1.7 million and $1.2 million for fiscal years 2024 and 2023, respectively.

Net interest income totaled $687.3 million in 2024, increasing $54.1 million, or 8.6%, compared to $633.2 million in 2023. On an FTE basis, net interest income (FTE) (non-GAAP) increased to $693.2 million in fiscal year 2024 from $637.9 million in fiscal year 2023, an increase of 8.7%. Our net interest margin increased 30 basis points to 3.84% during 2024, as improved yields on assets, along with changes in the asset mix, were only partially offset by increases in deposit costs. Our net interest margin (FTE) (non-GAAP) increased to 3.88% in 2024, compared to 3.57% in 2023.
Total interest income was $905.0 million in 2024, increasing $104.3 million, or 13.0%, compared to $800.7 million in 2023. On an FTE basis, total interest income (FTE) (non-GAAP) was $910.8 million in 2024, increasing $105.4 million, or 13.1%, compared to $805.4 million in 2023. The increase was primarily attributable to changes in interest rates, along with a change in asset mix, with balances shifting to higher-yielding cash balances from lower-yielding securities. The yield on loans improved by 46 basis points due to the full-year impact in 2024 of the FOMC increasing its policy rate 100 basis points throughout 2023, as well as the reinvestment of principal cashflows from lower-yielding loans into a higher-yielding loans reflecting higher market rates. The subsequent 100 basis points of interest rate cuts that followed in 2024 did not begin until the end of the third quarter and therefore had minimal impact on 2024 results. The yield on investment securities increased 61 basis points due primarily to the combination of a repositioning of lower-yielding bonds during 2023, with the full year impact in 2024, and the reinvestment of principal cashflows from lower-yielding bonds into higher-yielding investments reflecting higher market rates.
Interest expense increased $50.2 million, or 30.0%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. Higher interest rates contributed $51.7 million to the increase, offset by a $1.5 million decline in volume. The increase also reflected an unfavorable shift in the mix of our funding sources from noninterest bearing deposits to time deposits. Average total customer funds decreased 2.5% to $15.7 billion in 2024, primarily driven by a reduction in interest-bearing deposits. As a result, our average rate on total customer funds increased 36 basis points to 1.39%. In 2024, our average rate on total interest-bearing liabilities increased 49 basis points to 2.07% from 2023.
The table below identifies changes related to volumes (average balances) and rates on our net interest income during the period shown, with respect to (i) changes in volume (change in volume times old rate), (ii) changes in rates (change in rate times old volume) and (iii) changes in rate / volume (change in rate times the change in volume, including difference in the number of days). Any change in interest not due solely to volume or rate has been allocated in proportion to the respective absolute dollar amounts of the change in volume or rate.
	Year Ended December 31, 2024 vs 2023
Dollars in thousands	Volume	Rate	Total
Increase (decrease) in interest income:
Cash and cash equivalents	$21,318	$643	$21,960
Investment securities	(12,473)	33,902	21,430
Loans	9,406	52,668	62,074
Total increase (decrease)	18,251	87,213	105,464
Increase (decrease) in interest expense:
Savings and interest-bearing demand deposits	(1,121)	35,168	34,047
Time deposits	9,218	18,473	27,691
Federal funds purchased and customer repurchase agreements	(8,207)	(1,919)	(10,126)
FHLB advances and other borrowings	(1,432)	—	(1,432)
Total increase (decrease)	(1,541)	51,721	50,180
Increase (decrease) in net interest income (FTE)	$19,792	$35,492	$55,284

Interest Income
The following table presents interest income for fiscal years 2024 and 2023:
	Year Ended December 31
Dollars in thousands	2024	2023	$ Change	% Change
Interest income:
Loans	$708,386	$646,923	$61,463	9.5%
Investment securities	151,489	129,740	21,749	16.8%
Federal funds sold and other	45,102	23,989	21,113	88.0%
Total interest income	904,977	800,652	104,325	13.0%
Add: Tax equivalent adjustment(1)	5,861	4,722	1,139	24.1%
Total interest income (FTE) (non-GAAP)	$910,838	$805,374	$105,464	13.1%

(1)
Effective tax rate of 23.84% used for both 2024 and 2023.

Total interest income primarily consists of interest income on loans and our investment portfolio. Total interest income increased 104.3 million, or 13.0%, to 905.0 million for fiscal year 2024. Total interest income (FTE) (non-GAAP) increased $105.5 million, or 13.1%, to $910.8 million for fiscal year 2024.
Loans.   Interest income on all loans increased $61.5 million, or 9.5%, to $708.3 million for fiscal year 2024 from $646.9 million in 2023. The most significant driver of the increase was the rising interest rates in 2023, along with $158.7 million, or 1.4%, growth in total average loan balances as the reduction in fixed rate consumer loans was more than offset by an increase in adjustable rate residential real estate loans.
Investment securities.   Interest and dividend income on investments includes income earned on AFS, HTM, equity and trading securities. For fiscal year 2024, income increased $21.7 million, or 16.8%, to $151.5 million from $129.7 million in 2023. While end of period balances increased $572.8 million to $5.66 billion as of December 31, 2024 as compared to December 31, 2023, average balances were down $535.9 million from 2023. As a result, the higher yield due to rising rates was partially offset by a reduction in volume.
Federal funds sold and other.   Interest income on federal funds sold and other increased $21.1 million, or 88.0%, to $45.1 million for fiscal year 2024 from $24.0 million in 2023. This increase was primarily driven by an increase in interest-earning cash deposits, whose average balances were up $382.5 million, or 82.8%, from 2023.
Interest Expense
The following table presents interest expense for fiscal years 2024 and 2023.
	Year Ended December 31
Dollars in thousands	2024	2023	$ Change	% Change
Interest expense:
Deposits	$190,432	$128,694	$61,738	48.0%
Federal funds purchased and customer repos	27,221	38,779	(11,558)	(29.8)%
Total interest expense	$217,653	$167,473	$50,180	30.0%
Total interest expense consists primarily of three components: deposits, federal funds purchased and customer repurchase agreements, and FHLB advances and other borrowings.
Deposits.   Interest expense on deposits, consisting of interest-bearing demand accounts, savings accounts and time deposits, was $190.4 million in fiscal year 2024 compared with $128.7 million in fiscal year 2023, an increase of $61.7 million, or 48.0%. The increase was driven by rising deposit rates and competition in the market, along with a shift in mix with 2% of deposit balances or approximately $340 million in average balances, moving from noninterest bearing deposits at no cost to time deposits at a higher cost.
Federal funds purchased and customer repurchase agreements.   Interest expense on federal funds purchased and customer repurchase agreements decreased $11.6 million, or 29.8%, to $27.2 million for fiscal year 2024 from $38.8 million from fiscal year 2023. This decline was primarily driven by a $299.2 million reduction in average balances as a large customer moved their balances from the customer repurchase agreement product to an interest-bearing demand product. Interest expense on federal funds purchased and customer repurchase agreements also includes interest expense on FHLB advances and other borrowings, which serve as a short-term funding source, and which decreased to zero in fiscal year 2024 from $1.4 million in fiscal year 2023.
Provision for Credit Losses
The provision for credit losses, including provision for off-balance sheet credit exposures, for the year ended December 31, 2024, was $14.6 million, compared to $16.3 million in 2023, a decrease of 10.2% year-over-year. The provision for credit losses decreased mainly due to a decrease in the estimate of the allowance for credit losses on loans this year compared to last year, driven by an improvement in the economic forecast from December 2023 to 2024 as well as a reduction in the Company’s consumer loan portfolio which produces a higher percentage of expected losses. A decrease in the liability for unfunded lending commitments also contributed to the decline in provision for credit loss expense in 2024.
Factors increasing the provision for credit losses in 2024 included a $1.1 million increase in net charge-offs, mainly due to higher credit card and commercial loan net charge-offs in 2024, partially offset by a decrease in consumer loan net charge-offs. Total net charge-offs were $15.2 million in 2024, compared to $14.1 million in 2023, a 7.8% increase.
Noninterest Income
The following table presents noninterest income for the twelve months ended December 31, 2024 and 2023.
	Year Ended December 31,
Dollars in thousands	2024	2023	$ Change	% Change
Noninterest income:
Service charges and commissions	$56,137	$50,441	$5,696	11.3%
Payment services revenue	67,531	67,414	117	0.2%
Brokerage services	25,739	22,433	3,306	14.7%
Fees for fiduciary services	45,897	40,197	5,700	14.2%
Mortgage banking revenues, net	42,080	37,113	4,967	13.4%
Investment securities losses, net	(36,661)	(18,894)	(17,767)	94.0%
Other	9,667	8,176	1,491	18.2%
Total noninterest income	210,390	206,880	3,510	1.7%
Less: Investment securities losses, net	(36,661)	(18,894)
Adjusted noninterest income (non-GAAP)	$247,051	$225,774	$21,277	9.4%
Noninterest income was $210.4 million for the year ended December 31, 2024, and noninterest income increased by $3.5 million compared to the year ended December 31, 2023, a 1.7% increase. Adjusted noninterest income (non-GAAP) was $247.1 million for the year ended December 31, 2024, and adjusted noninterest income (non-GAAP) increased by $21.3 million compared to the year ended December 31, 2023, a 9.4% increase. All fee income sources had a double-digit percentage increase from 2023 to 2024, with the exception of Payment Services Revenue. Significant components of noninterest income are described in further detail below. See “—Non-GAAP Financial Measures Reconciliations.”
Service charges and commissions.   Service charges and commissions are primarily fees charged to deposit customers, including overdraft/non-sufficient funds (“OD/NSF”) fees, return fees, wire fees, commercial deposit account analysis fees, and other charges or commissions. Service charges and commissions increased by $5.7 million from 2023 to 2024, or 11.3%. This increase is primarily the result of overdraft fees and activity charges on consumer deposit accounts, along with increased commercial account analysis fee income.

Payment services revenue.   Payment services revenue includes incentive and interchange revenue that merchants pay for processing electronic payment transactions and associated fees earned from the issuance of credit and debit card products, both consumer and business, along with health savings accounts, gift cards, and ATM service fees. Payment services revenue remained flat, increasing 0.2%, or $0.1 million, to $67.5 million in fiscal year 2024, as growth in commercial card products was offset by reductions in consumer debit card activity.
Brokerage services and fees for fiduciary services.   Brokerage services and fees for fiduciary services relate to our wealth management services and comprise of fees earned for management of trust assets and investment services. Brokerage services and fees for fiduciary services both increased by more than 14% from 2023 to 2024, increasing by $3.3 million and $5.7 million in 2024, respectively. The overall increase in fees for fiduciary services is driven by total assets under advice increasing by 3% along with changes in the fee structure in the second half of 2024.
Mortgage banking revenues, net.   Mortgage banking revenue, net includes both the net gain on mortgage loans sold to the secondary market and mortgage servicing income for mortgage loans sold with servicing retained by the Bank. The net gain on the sale of mortgage loans fluctuates with the volume of loans sold, the type of loans sold and market conditions, such as the current interest rate environment. The volume of loans that we sell depends upon conditions in the mortgage origination, loan securitization and secondary loan sale markets. Mortgage banking revenues, net increased by $5.0 million, or 13.4%, to $42.1 million for 2024 compared to $37.1 million in 2023. The increase is a result of higher secondary margins on loan sales, along with 4% or $43 million in additional volume, for a total of $1.09 billion of loans sold to the secondary market in fiscal year 2024.
Other income.   Other income includes bank owned life insurance income, check commission, gain on sale of assets, and other miscellaneous income items. Other income increased $1.5 million, or 18.2%, to $9.7 million in 2024. The increase was primarily driven by increases in net gains on the sale of assets.
Investment securities losses (gains), net.   Net loss or gain on sale of securities represents the difference between gross sale proceeds and carrying value at amortized cost of investment securities sold during the period. We had a net loss of $36.7 million in 2024 compared to $18.9 million net loss in 2023.
Noninterest Expense
The following table presents the major components of our noninterest expense for the years ended 2024 and 2023:
	Year Ended December 31,
Dollars in thousands	2024	2023	$ Change	% Change
Noninterest expense:
Salaries and employee benefits	$281,087	$271,508	$9,579	3.5%
Net occupancy and equipment	47,131	44,253	2,878	6.5%
Computer software and maintenance	20,318	19,490	828	4.2%
Marketing and business development	19,990	19,053	937	4.9%
FDIC and bank exam fees	5,583	5,671	(88)	(1.6)%
Legal and professional fees	26,290	19,095	7,195	37.7%
Bankcard processing, rewards and related cost	32,002	36,031	(4,029)	(11.2)%
Total OMSR amortization	6,319	6,718	(399)	(5.9)%
Amortization on intangible assets	3,388	3,520	(132)	(3.8)%
Travel, meetings and entertainment	5,538	5,197	341	6.6%
Printing, telecommunication and postage	7,954	8,281	(327)	(3.9)%
All other remaining expenses	33,807	30,252	3,555	11.8%
Other expenses	57,006	53,969	3,037	5.6%
Total noninterest expense	489,407	469,070	20,337	4.3%

For the year ended December 31, 2024, total noninterest expense was $489.4 million, a 4.3% increase over 2023. This is primarily due to increases in legal and professional fees and salaries and employee benefits.
Salaries and Employee Benefits.   Salaries and employee benefits is the largest component of noninterest expenses and includes the cost of bonus and incentive compensation, payroll taxes, benefit plans, and health insurance. These expenses were $281.1 million in 2024, an increase of $9.6 million, or 3.5%, over 2023, driven by increased staffing and annual merit increases which were partially offset by capitalized salaries as a result of an accounting change to defer loan related origination costs.
Net Occupancy and Equipment.   Net occupancy and equipment expenses were $47.1 million for fiscal year 2024, a 6.5% increase from $44.3 million in fiscal year 2023. Occupancy and equipment expenses relate to maintaining our branch network and administrative office locations throughout our footprint, including both owned and leased locations, along with supporting new locations, which opened in August 2023 and January 2024, respectively.
Computer Software and Maintenance.   Computer software and maintenance includes payments to outside vendors who provide software, technology services, costs related to supporting and developing cloud-based activities and depreciation of bank-owned software and hardware. Computer software and maintenance increased by $0.8 million, or 4.2%, to $20.3 million in fiscal year 2024 primarily due to continued evaluation and investment in new software.
Marketing and Business Development.   Marketing and business development expenses include marketing, advertising, public relations and business development related expenses. These expenses were $20.0 million in fiscal year 2024, an increase of $0.9 million, or 4.9%, over fiscal year 2023, as a result of an increase in television and media production.
FDIC and Bank Exam Fees.   The FDIC insures deposits and charges insured financial institutions premiums to maintain the deposit insurance fund at a specific level and the bank is required to have routine examinations. These expenses were $5.6 million in both fiscal years 2024 and 2023.
Legal and Professional Fees.   Legal and professional fees include legal fees, consultant fees, audit fees, and other outside services. Legal and professional fees were $26.3 million in 2024, an increase of $7.2 million, or 37.7%, over 2023. This is largely due to increases in expenses related to the initial phase of the conversion of our core banking platform.
Bankcard Processing, Rewards and Related Costs.   Bankcard processing, rewards and related costs decreased by 11.2% from 2023, down to $32 million for 2024, driven by the conversion to a different processor for our debit cards early in 2024.
Other Expenses.   Other expenses include various items such as amortization of other mortgage servicing rights (“OMSR”), amortization of intangible assets, printing, telecommunications, postage, travel, meetings, dues, memberships, subscriptions, contributions, losses due to fraud, correspondent bank service charges, other insurance expenses, director fees, and other miscellaneous expenses. All other remaining expenses increased $3.6 million, or 11.8%, to $33.8 million in fiscal year 2024 as a result of $6 million in residual loss expense incurred in 2024 on the leased car portfolio due to a decline in fair market values of used vehicles with leases coming due, as used car prices have declined, partially offset by a one-time benefit from pension non-service costs in 2024.
Income Taxes
The provision for income taxes varies due to the amount of taxable income, the investments in tax-advantaged securities and loans, tax credits and the rates charged by federal and state authorities in which we do business. The income tax expense of $87.9 million in fiscal year 2024 represents an effective tax rate of 22.3%, compared with $81.0 million, or 22.9%, for fiscal year 2023. The decrease in the effective tax rate was primarily driven by an increase in federal and state tax credits, net of tax credit partnership amortization, in fiscal year 2024.
Discussion and Analysis of Business Segments
The Company has strategically aligned its operations into the following two reportable segments: Community Banking and Wealth Management (collectively, the “Business Segments”). The chief executive officer regularly evaluates Business Segment financial results produced by the Company’s internal reporting system in deciding how to allocate resources and assess performance for individual Business Segments. The management accounting system assigns balance sheet and income statement items to each Business Segment using methodologies that are refined on an ongoing basis. See Note 1, “Summary of Significant Accounting Policies” to our consolidated financial statements and the notes thereto.
Community Banking Operating Results
The Community Banking operating segment is designed to serve the holistic financial service needs of individuals, businesses, agencies and community organizations within our footprint through the Bank.
We provide a comprehensive suite of offerings, including a full set of deposit products, state-of-the-art digital banking solutions, a range of consumer lending solutions, including home equity lines of credit, and a credit card portfolio. Our leading mortgage operation delivers both standard mortgages with in-house servicing available, typically sold to Freddie Mac, Fannie Mae or private investors, and a range of sophisticated mortgage options, including bridge and portfolio lending, and multiple governmental programs. Our long-tenured commercial lending teams originate loans to finance a wide range of our customers’ needs, including commercial, small business and government segments, while striving to maintain conservative underwriting standards. Our deposit and cash management solutions feature a full suite of digital-first tools, treasury management services, and innovative payment and card solutions to complement our comprehensive deposit offering for all client segments.
The following table presents the selected finals of Community Banking as of, and for the years ended December 31, 2024 and 2023, respectively.
At and for the years ended December 31:
Income Statement	Community Banking
	2024	2023	Change
Dollars in thousands			$	%
Net interest income	$687,574	633,402	$54,172	8.6%
Provision for loan losses	14,585	16,252	(1,667)	(10.3)%
Net interest income after provision for loan losses	672,989	617,150	$55,839	9.0%
Noninterest income	141,178	146,708	$(5,530)	(3.8)%
Noninterest expense	442,544	425,582	16,962	4.0%
Income before income taxes	371,623	338,276	33,347	9.9%
Income taxes	82,604	77,091	5,513	7.2%
Net income	289,019	$261,185	$27,834	10.7%
Average assets	18,758,839	$18,795,409	(36,569)	(0.2)%
Average loans	11,586,349	11,427,571	158,778	1.4%
Average deposits	14,679,342	14,774,744	(95,402)	(0.6)%
Average customer repurchase agreements	$993,284	$1,292,531	$(299,247)	(23.2)%
For the year ended December 31, 2024, Community Banking net income increased $27.8 million, or 10.7%, to $289.0 million compared to the same period in 2023. This increase was driven primarily by higher net interest margin from rising interest rates. Provision for credit losses decreased $1.7 million, or 10.3%, as compared to 2023, driven by improvement in the economic forecast in 2024 as compared to 2023 as well as reduction in the Company’s consumer loan portfolio which produces a higher percentage of expected losses. Noninterest expense increased $17.0 million, or 4.0%, as compared to the same period in 2023. This increase was driven by an increase in investments in technology and staffing.
Wealth Management Operating Results
The Wealth Management operating segment provides a full range of “fee-only” wealth management solutions, including investment management, fiduciary services, financial, estate, and tax planning services to individuals, businesses, and foundations. Services are provided through Central Trust Company and Central Investment Advisors, both divisions of the Bank.
Wealth management services tailored to individuals include trust and estate advisory services and financial planning. Business services include financial planning, business succession planning, and retirement plan services. Services for foundations include assistance with endowment management, grant applications and foundation management.
The following table presents the selected finals of Wealth Management as of, and for the years ended December 31, 2024 and 2023, respectively.
At and for the years ended December 31:
Income Statement	Wealth Management
	2024	2023	Change
Dollars in thousands			$	%
Net interest income	$(250)	$(223)	$(27)	12.1%
Provision for loan losses	2	0	2	NM
Net interest income after provision for loan losses	(252)	(223)	(29)	13.0%
Noninterest income	69,212	60,172	9,040	15.0%
Noninterest expense	46,863	43,488	3,375	7.8%
Income before income taxes	22,097	16,461	5,636	34.2%
Income taxes	5,306	3,953	1,353	34.2%
Net income	16,791	12,508	4,283	34.2%
Average assets	22,379	43,432	(21,053)	(48.5)%
Assets under advice	$13,541,313	$13,190,593	350,720	2.7%

NM: Comparison to or from zero values are considered not meaningful.
For the year ended December 31, 2024, Wealth Management net income increased $4.3 million, or 34.2%, to $16.8 million compared to the same period in 2023. This increase was primarily due to total assets under advice increasing by 2.7% along with changes in the fee structure in the second half of 2024. Noninterest expense increased $3.4 million, or 7.8%, to $46.9 million over the same period in 2023. This increase was to support expansion across various markets.
Discussion and Analysis of Financial Condition
Loan and Lease Portfolio
We offer a broad range of lending products with a focus on commercial real estate, construction and development, commercial and industrial, multi-family and one-to-four family residential loans in our Primary Markets in Missouri, Kansas, Oklahoma and Colorado. As of December 31, 2024, over 86% of our loans were within our Primary Markets. We deliver these products through a local, relationship-based delivery model emphasizing market level credit authority.

The following table presents our loan and lease portfolio by category as of December 31, 2024 and 2023, respectively:
	December 31,
	2024		2023
Dollars in thousands	Amount	% of total	Amount	% of total
Construction and development	$867,349	7%	$987,548	9%
Commercial non-real estate	1,874,906	16%	1,906,260	17%
Commercial real estate
Multifamily residential real estate	825,755	7%	894,770	8%
Non-owner-occupied commercial real estate	2,372,010	20%	2,195,757	19%
Owner-occupied commercial real estate	1,572,955	13%	1,556,839	14%
Total Commercial real estate	4,770,720	41%	4,647,366	40%
Residential real estate
Home equity lines of credit	349,011	3%	307,113	3%
All other residential real estate	2,791,087	24%	2,471,151	21%
Total Residential real estate	3,140,098	27%	2,778,264	24%
Consumer
Consumer credit card	93,825	1%	89,724	1%
All other consumer	903,452	8%	1,109,007	10%
Total Consumer	997,277	9%	1,198,731	10%
Total unpaid principal balance	11,650,350	100%	11,518,169	100%
Less: Unearned income, net	26,259	0%	32,881	0%
Loans, held for investment	11,624,091	100%	11,485,288	100%
Loans held for sale	34,264	0%	35,442	0%
Total loans and leases	$11,658,355	100%	$11,520,730	100%
Total loans and leases grew $137.6 million, or 1.2%, to $11.7 billion as of December 31, 2024, from $11.5 billion as of December 31, 2023. The modest increase was primarily driven by growth in residential and commercial real estate, while construction and development and consumer loans were down from the prior fiscal year. As of December 31, 2024, the aggregate loans outstanding from our ten largest relationships represented 6.58% of our total outstanding loan balance. Each of the loans associated with these relationships has been underwritten in accordance with our underwriting policies and limits.
Construction and Development.   We originate both 1-4 family construction and commercial construction and development loans. Our construction loan portfolio includes multi-family, hospitality, office, industrial and retail construction loans. Our 1-4 family construction lending includes both pre-sold and speculative properties. Construction and development loans made up 7% of total loans and leases as of December 31, 2024, down 12%, or $120 million, from December 31, 2023. Approximately $225 million moved to permanent financing throughout 2024, with the majority moving to commercial real estate, most notably $160 million moved to non-owner-occupied commercial real estate as of December 31, 2024 as compared to construction and development in 2023.
Commercial Non-Real Estate.   We provide working capital, equipment, expansion, acquisition and financing needs to our commercial and industrial customers across our markets. Commercial non-real estate loans made up 16% of total loans and leases as of December 31, 2024, down 12%, or $31 million, from December 31, 2023.
Commercial Real Estate.   We provide multi-family, non-owner occupied, and owner occupied commercial real estate lending products with properties or sponsors located in our markets. Commercial real estate loans made up 41% of total loans and leases as of December 31, 2024, up $123 million, or 3%, from December 31, 2023. Of these loans, multifamily real estate loans were down $69 million, or 8%, non-owner-occupied commercial real estate increased $176 million, or 8%, and owner-occupied commercial real estate increased $1 million, or 8%, from December 31, 2023.
Residential Real Estate.   We originate and service residential lending products for customers across our markets. Our loan portfolio includes loans secured by residential real estate for both owner-occupied and non-owner occupied 1-4 family properties. Residential real estate loans accounted for 27% of the loan and lease portfolio, increasing $362 million, or 13%, to $3.14 billion as of December 31, 2024 as compared to December 31, 2023. Of these loans, 1-4 family residential closed-end loans and revolving lines, including home equity lines of credit, increased 13% and 14%, respectively in fiscal year 2024 compared to 2023. The increase in all other residential real estate, or 1-4 family closed-end loans, was primarily driven by an increase in adjustable-rate mortgages.
Consumer.   We provide a variety of loans and leasing products to individuals, including direct and indirect consumer loans and leases and consumer credit card. Consumer loans made up 9% of total loans and leases as of December 31, 2024, down $201 million, or 17%, from December 31, 2023. Consumer credit cards increased 5%, while the rest of the consumer portfolio declined compared to 2023. Direct leases were down 20%, or $40 million, and installment lending, both direct and indirect, were down 20%, or $167 million, compared to 2023.
The following tables presents the maturity distribution of our loans held for investment and sensitivity to interest rate changes for the periods presented below. The maturity dates were determined based on the contractual maturity date of the loan. Adjustable-rate mortgages are reflected in the adjustable rate column, however the rate is generally fixed for the initial five (5) or seven (7) years depending on the loan terms:
	As of December 31, 2024
	Due in one year or less		Due in one year through five years		Due after five years and through fifteen years		Due after fifteen years
Dollars in thousands	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate
Construction and development	$274,083	$153,185	$228,754	$183,080	$3,212	$23,390	$—	$1,645
Commercial non-real estate	161,826	468,495	718,543	198,437	190,374	62,879	43,433	30,919
Commercial real estate	717,409	201,265	2,480,296	669,105	188,544	467,652	2,976	43,473
Residential real estate	225,852	52,365	476,556	55,697	140,214	139,099	448,877	1,601,438
Consumer	65,824	138,393	565,436	309	212,739	—	14,576	—
Total unpaid principal balance	$1,444,994	$1,013,703	$4,469,585	$1,106,628	$735,083	$693,020	$509,862	$1,677,475
	As of December 31, 2023
	Due in one year or less		Due in one year through five years		Due after five years and through fifteen years		Due after fifteen years
Dollars in thousands	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate
Construction and development	$241,546	$257,524	$290,535	$167,752	$10,934	$17,966	$443	$848
Commercial non-real estate	107,631	467,205	701,352	243,206	248,421	87,616	15,436	35,393
Commercial real estate	426,010	226,388	2,402,898	608,316	370,514	559,868	2,417	50,955
Residential real estate	111,493	53,675	483,066	47,665	163,842	137,130	436,357	1,345,036
Consumer	122,774	130,891	641,696	311	288,640	—	14,419	—
Total unpaid principal balance	$1,009,454	$1,135,683	$4,519,547	$1,067,250	$1,082,351	$802,580	$469,072	$1,432,232

Asset Quality
Our objective is to maintain a high degree of credit quality, support the customers and communities we serve, and achieve our objectives for profitability and liquidity. Maintaining strong credit quality is essential to the viability of our business model. Through our business activities we recognize and seek to mitigate three primary types of credit risk: default risk, concentration risk and systemic risk. Managing credit risk is a continuous, enterprise-wide initiative that starts with our local market bankers and leaders as our first line of defense. We leverage the strength of our bankers across markets to manage and limit risk taking complemented by our comprehensive credit policy and underwriting standards. To help ensure we balance market level support while maintaining a diversified portfolio, we impose market level approval limits and industry, asset and geographic limits.
To manage and enforce our portfolio metrics and diversification targets our credit committee, our second line of defense, meets periodically to evaluate credit risk migration, new business activities, stress-test activities, evaluate credit policy changes and approve or modify market lending authorities. Our internal loan review department, our third line of defense, serves as an independent function to evaluate effective underwriting and application of credit policy in both origination and portfolio management.
Loans are analyzed for risk rating updates as part of the annual credit review process. For larger loans, rating assessments may be more frequent if relevant information is obtained earlier through debt covenant or overall relationship management. Smaller loans are monitored as identified by the loan officer based on the risk profile of the individual borrower or if the loan becomes past due related to credit issues. Loans rated “Watch”, “Substandard” or “Nonaccrual” under our internal risk grading system (as described below) may be subject to more frequent review and monitoring processes. In addition to the regular monitoring performed by the market lending personnel and credit committees, loans are subject to review by our internal loan review department, which verifies the appropriateness of the risk ratings for the loans chosen as part of its risk-based review plan.
Nonperforming Loans and Assets.
Our non-performing assets consist of nonperforming loans and foreclosed real estate, if any. Our nonperforming loans consist of loans past due 90 days or more and still accruing and nonaccrual loans. We consider loans past due on the day following the contractual repayment date if the contractual repayment was not received by us as of the end of the business day. Loans for which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when, in management’s judgment, the interest is uncollectible in the normal course of business. Loans are placed on nonaccrual status when (1) deterioration in the financial condition of the borrower exists such that payment of full principal and interest is not expected, or (2) principal or interest has been in default for a period of 90 days or more and the asset is not both well secured and in the process of collection. When a loan is placed on nonaccrual status, any interest previously accrued but not collected is reversed against current income, and the loan is charged off to the extent uncollectible. Principal and interest payments received on nonaccrual loans are generally applied to principal. Interest is included in income only after all previous loan charge-offs have been recovered and is recorded only as received. The loan is returned to accrual status only when the borrower has brought all past-due principal and interest payments current and, in the opinion of management, has demonstrated the ability to make future payments of principal and interest as scheduled.

The following table presents our nonperforming loans and assets for the dates indicated:
	As of December 31,
	2024	2023
Dollars in thousands	Amount	Amount
Nonaccrual loans	$35,994	$18,364
Loans past due 90 days or more and still accruing	3,479	2,238
Total nonperforming loans	39,473	20,602
Foreclosed assets held for sale	3,695	4,344
Other repossessed assets	1,581	1,548
Total nonperforming assets	44,749	24,946
Allowance for credit losses to period end loans	1.32%	1.34%
Allowance for credit losses to period end nonperforming loans	390.84%	751.43%
Nonperforming loans to period end loans	0.34%	0.18%
Nonperforming assets to period end assets	0.23%	0.13%
Nonaccrual loans to total loans outstanding at period end	0.31%	0.16%
Allowance for credit losses to nonaccrual loans at period end	428.62%	843.00%
Nonaccrual loans totaled $36 million at December 31, 2024, an increase by $17.6 million, compared to $18.4 million at December 31, 2023. The interest income recorded on nonaccrual loans was approximately $1.2 million and $1.1 million for 2024 and 2023, respectively. The increase was primarily driven by an increase in nonaccrual loans in certain loan segments, particularly non-owner-occupied commercial real estate, construction and development and all other residential real estate.
Nonaccrual loans in our non-owner-occupied commercial real estate loan segment totaled $6.4 million at December 31, 2024, an increase by $6.4 million, compared to $37 thousand at December 31, 2023. The increase was related to two loans to businesses operating senior living facilities.
Nonaccrual loans within our construction and development loan segment totaled $2.3 million at December 31, 2024, an increase by $2.1 million, compared to $212 thousand at December 31, 2023. The increase was primarily driven by two loans totaling $1.7 million, located within our Colorado ($1.2 million) and Columbia ($0.5 million) markets.
Nonaccrual loans in the all other residential real estate loan segment totaled $12.7 million at December 31, 2024, an increase by $6.0 million, compared to $6.7 million at December 31, 2023. While this increase occurred across all markets, this nonperforming exposure remains small on a loan-by-loan basis and without material loan or market level concentrations.

The following table provides an aging analysis on the Company’s past due and accruing loans, in addition to the balances of loans on nonaccrual status, as of the dates indicated. Balances in the tables below represent total unpaid principal balances gross of unearned and unamortized loan fees and costs.
At December 31, 2024:	Current or less than 30 days past due	30–89 Days past due	90 Days past due and still accruing	Nonaccrual	Total
Dollars in thousands
Construction and development	$863,163	$1,850	$—	$2,336	$867,349
Commercial non-real estate	1,856,053	15,636	256	2,961	1,874,906
Commercial real estate
Multifamily residential real estate	825,189	99	—	467	825,755
Non-owner-occupied commercial real estate	2,358,045	7,543	—	6,422	2,372,010
Owner-occupied commercial real estate	1,567,254	1,561	—	4,140	1,572,955
Total commercial non-real estate	4,750,488	9,203	—	11,029	4,770,720
Residential real estate
Home equity lines of credit	346,367	1,458	149	1,037	349,011
All other residential real estate	2,759,401	16,235	2,745	12,706	2,791,087
Total residential real estate	3,105,768	17,693	2,894	13,743	3,140,098
Consumer
Consumer credit card	91,539	1,957	329	—	93,825
All other consumer	883,940	13,587	—	5,925	903,452
Total consumer	975,479	15,544	329	5,925	997,277
Total	$11,550,951	$59,926	$3,479	$35,994	$11,650,350
At December 31, 2023:	Current or less than 30 days past due	30–89 Days past due	90 Days past due and still accruing	Nonaccrual	Total
Dollars in thousands
Construction and development	$985,983	$1,353	$—	$212	$987,548
Commercial non-real estate	1,899,114	5,682	310	1,154	1,906,260
Commercial real estate
Multifamily residential real estate	894,770	—	—	—	894,770
Non-owner-occupied commercial real estate	2,195,061	659	—	37	2,195,757
Owner-occupied commercial real estate	1,549,377	3,033	—	4,429	1,556,839
Total commercial real estate	4,639,208	3,692	—	4,466	4,647,366
Residential real estate
Home equity lines of credit	305,730	781	10	592	307,113
All other residential real estate	2,458,296	4,392	1,773	6,690	2,471,151
Total residential real estate	2,764,026	5,173	1,783	7,282	2,778,264
Consumer
Consumer credit card	88,732	848	144	—	89,724
All other consumer	1,088,214	15,542	1	5,250	1,109,007
Total consumer	1,176,946	16,390	145	5,250	1,198,731
Total	$11,465,277	$32,290	$2,238	$18,364	$11,518,169

In addition to the past due and nonaccrual criteria, the Company evaluates loans according to its internal risk grading system. Loans are segregated between four main categories.
•
Pass category loans consist of a range of loan grades that reflect low to moderate, though still acceptable, risk.

•
Watch loans consist of loans when (1) one or more weaknesses which could jeopardize timely liquidation exists; or (2) the margin or liquidity of an asset is sufficiently tenuous that adverse trends could result in a collection problem.

•
Substandard loans consist of loans inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. These loans may have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. Such loans are characterized by the distinct possibility that the Company may sustain some loss if the deficiencies are not corrected.

•
Nonaccrual loans consist of loans (1) for which deterioration in the financial condition of the borrower exists such that payment of full principal and interest is not expected, or (2) upon which principal or interest has been in default for a period of 90 days or more and the asset is not both well secured and in the process of collection.

The following tables provide information about the credit quality of the loan portfolio using the Company’s internal rating system reflecting management’s risk assessment:
The risk category of loans in the portfolio as of December 31, 2024 and December 31, 2023 are as follows:
At December 31, 2024:	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis
Dollars in thousands	2024	2023	2022	2021	2020	Prior		Total
Construction and development
Risk Rating
Pass	$320,004	$176,393	$164,289	$104,744	$10,987	$13,752	$55,897	$846,066
Watch	248	3,824	11,509	—	—	—	2	15,583
Substandard	1,194	—	1,615	—	8	547	—	3,364
Nonaccrual	—	1,632	142	459	89	14	—	2,336
Total Construction and development	321,446	181,849	177,555	105,203	11,084	14,313	55,900	867,349
Commercial non-real estate
Risk Rating
Pass	399,016	252,671	235,271	178,160	90,397	184,191	494,970	1,834,676
Watch	219	877	5,160	9,378	39	210	401	16,285
Substandard	1,137	1,989	4,036	1,035	522	12,110	157	20,985
Nonaccrual	48	2,222	275	53	89	122	152	2,961
Total Commercial non-real estate	400,419	257,760	244,741	188,626	91,047	196,633	495,680	1,874,906
Commercial real estate
Risk Rating
Pass	465,280	391,346	862,329	730,831	447,693	1,558,354	127,692	4,583,526
Watch	638	6,655	33,919	16,596	17,030	58,211	2,306	135,357
Substandard	1,752	229	11,295	1,049	6,043	18,664	1,777	40,808
Nonaccrual	—	329	568	775	688	8,651	18	11,029

At December 31, 2024:	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis
Dollars in thousands	2024	2023	2022	2021	2020	Prior		Total
Total Commercial real estate	467,670	398,560	908,112	749,251	471,454	1,643,880	131,793	4,770,720
Residential real estate
Risk Rating
Accrual	641,854	525,963	621,492	455,146	192,331	345,592	343,976	3,126,355
Nonaccrual	1,055	2,001	3,649	1,900	594	3,631	913	13,743
Total Residential real estate	642,909	527,964	625,141	457,046	192,926	349,223	344,889	3,140,098
Consumer
Risk Rating
Current	328,142	175,298	169,605	91,594	48,299	20,552	141,989	975,479
30-89 days	1,305	3,608	4,220	2,639	1,141	674	1,957	15,544
90+ days	—	—	—	—	—	—	329	329
Nonaccrual	291	1,206	2,055	1,147	651	575	—	5,925
Total Consumer	329,739	180,111	175,880	95,380	50,091	21,801	144,275	997,277
Total loans	$2,162,183	$1,546,243	$2,131,428	$1,595,506	$816,602	$2,225,849	$1,172,537	$11,650,350

At December 31, 2023:	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis
Dollars in thousands	2024	2023	2022	2021	2020	Prior		Total
Construction and development
Risk Rating
Pass	$278,091	$381,401	$172,535	$53,096	$17,070	$17,413	$61,805	$981,411
Watch	558	1,406	—	—	—	—	32	1,995
Substandard	730	1,251	—	60	—	1,889	—	3,930
Nonaccrual	—	—	—	98	—	113	—	212
Total construction and development	279,378	384,058	172,535	53,254	17,070	19,416	61,837	987,548
Commercial non-real estate
Risk Rating
Pass	372,134	339,981	273,357	125,867	53,965	179,353	520,968	1,865,626
Watch	2,403	2,995	2,913	561	204	14,332	7,757	31,165
Substandard	2,369	1,835	76	1,033	18	2,128	506	7,964
Nonaccrual	44	481	252	111	22	242	353	1,505
Total commercial non-real estate	376,952	345,291	276,598	127,572	54,208	196,054	529,584	1,906,260
Commercial real estate
Risk Rating
Pass	393,836	807,554	834,957	492,658	469,703	1,402,834	110,969	4,512,511
Watch	8,747	31,801	4,553	11,655	22,883	14,880	2,659	97,177
Substandard	50	1,584	534	3,629	1,269	25,121	1,024	33,211

At December 31, 2023:	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis
Dollars in thousands	2024	2023	2022	2021	2020	Prior		Total
Nonaccrual	—	247	1,644	496	106	1,973	—	4,466
Total commercial real estate	402,633	841,186	841,688	508,438	493,961	1,444,809	114,652	4,647,366
Residential real estate
Risk Rating
Accrual	625,335	693,026	508,256	219,624	114,454	302,785	307,502	2,770,981
Nonaccrual	431	855	2,138	333	309	2,625	592	7,283
Total residential real estate	625,766	693,880	510,394	219,957	114,763	305,409	308,095	2,778,264
Consumer
Risk Rating
Current	468,016	273,605	161,536	88,960	26,189	30,989	127,652	1,176,946
30-89 days	2,982	5,405	3,998	1,926	505	726	848	16,390
90+ days	—	—	—	—	—	—	145	145
Nonaccrual	559	1,659	1,270	982	242	537	—	5,250
Total consumer	471,557	280,669	166,804	91,868	26,936	32,252	128,646	1,198,731
Total loans	$2,156,286	$2,545,084	$1,968,020	$1,001,089	$706,937	$1,997,940	$1,142,813	$11,518,169

Modifications for Borrowers Experiencing Financial Difficulty
When borrowers are experiencing financial difficulty, we may agree to modify the contractual terms of a loan to a borrower to assist the borrower in repaying principal and interest owed to us. Such modification of loans to borrowers experiencing financial difficulty are generally in the form of term extensions, repayment plans, payment deferrals, forbearance agreements, interest rate reductions, forgiveness of interest and/or fees, or any combination thereof. Commercial loans modified to borrowers experiencing financial difficulty are primarily loans that are substandard or nonaccrual, where the maturity date was extended. Modifications on personal real estate loans are primarily those placed on forbearance plans, repayment plans, or deferral plans where monthly payments are suspended for a period of time or past due amounts are paid off over a certain period of time in the future or set up as a balloon payment at maturity. Modifications to certain credit card and other small consumer loans are often modified under debt counseling programs that can reduce the contractual rate, or, in certain instances, forgive certain fees and interest charges. Other consumer loans modified to borrowers experiencing financial difficulty consist of various other workout arrangements with consumer customers.
The following tables present the amortized cost at December 31, 2024 and 2023 of loans that were modified during the year ended December 31, 2024 and December 31, 2023:
At December 31, 2024:	Term Extension	Payment Delay	Interest Rate Reduction	Interest/ Fees Forgiven	Other	Total	% of Total Loan Category
Dollars in thousands
Construction and development	$2,710	$—	$—	$2,126	$556	$5,392	0.62%
Commercial non-real estate	3,927	—	—	185	—	4,112	0.22%
Commercial real estate	17,547	3,479	690	5,663	—	27,379	0.57%
Residential real estate	4,043	1,217	1,036	—	—	6,295	0.20%
Consumer	586	317	78	—	—	981	0.11%
Total	$28,812	$5,013	$1,804	$7,974	$556	$44,159	$0.38%

At December 31, 2023:	Term Extension	Payment Delay	Interest Rate Reduction	Interest/ Fees Forgiven	Other	Total	% of Total Loan Category
Dollars in thousands
Construction and development	$3,045	$—	$—	$—	$—	$3,045	0.31%
Commercial non-real estate	1,603	—	—	1,995	191	3,788	0.20%
Commercial real estate	16,325	—	—	8,332	268	24,924	0.54%
Residential real estate	2,699	2,324	659	—	—	5,682	0.20%
Consumer	1,033	—	779	204	—	2,016	0.18%
Total	$24,704	$2,324	$1,438	$10,530	$459	$39,455	0.34%
Allowance for Credit Losses
Allowance for credit losses reflects management’s estimate of current expected loss within the loan and lease portfolio. The computation of the allowance for credit losses includes elements of judgment and high levels of subjectivity. See “—Critical Accounting Policies and Estimates—Allowance for Credit Losses on Loans.”
We measure the allowance for credit losses using an average historical loss model which incorporates relevant information about past events (including historical credit loss experience on loans with similar risk characteristics), current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the loans. The allowance for credit losses is measured on a collective (pool) basis. Loans are aggregated into pools based on similar risk characteristics including borrower type and collateral type. Loans that do not share similar risk characteristics, primarily large loans on nonaccrual status are evaluated on an individual basis.
For loans evaluated for credit losses on a collective basis, an average historical loss rate is calculated for each pool using our historical net charge-offs (combined charge-offs and recoveries by observable historical reporting period) and outstanding loan balances during a lookback period. Lookback periods can be different based on the individual pool and represent management’s credit expectations for the pool of loans over the remaining contractual period.
Due to changes in portfolio composition, the Company’s own historical loss rates are not fully reflective of loss expectations and have been augmented by industry and peer data. Therefore, the historical loss rates are augmented by peer data. The calculated average net charge-off rate is then adjusted for current conditions and reasonable and supportable forecasts. These adjustments increase or decrease the average historical loss rate to reflect expectations of future losses given a single path economic forecast of key macroeconomic variables including GDP, unemployment rate, various interest rates, the Federal Housing Finance Agency House Price Index, and the Commercial Real Estate Price Index.
Additionally, the allowance for credit losses considers other qualitative factors not included in historical loss rates or macroeconomic forecast such as changes in portfolio composition, underwriting practices, or significant unique events or conditions.
The following table presents an analysis of our allowance for credit losses, including provisions for credit losses, charge-offs and recoveries, for the periods indicated:
For the year ended December 31, 2024:	Construction & development	Commercial non-real estate	Commercial real estate	Residential real estate	Consumer	Total
Dollars in thousands
Allowance for credit losses on loans
Balance at beginning of year	$24,505	$21,180	$33,089	$37,165	$38,869	$154,809
Provision for credit losses on loans	(2,829)	6,043	2,955	4,122	4,385	14,676
Loans charged off	(950)	(6,900)	(1,826)	(366)	(14,823)	(24,865)

For the year ended December 31, 2024:	Construction & development	Commercial non-real estate	Commercial real estate	Residential real estate	Consumer	Total
Dollars in thousands
Recoveries on loans previously charged off	125	3,592	536	323	5,083	9,659
Balance at end of year	20,851	23,915	34,754	41,244	33,514	154,279
Liability for unfunded commitments
Balance at beginning of year	152	206	22	188	—	568
Provision for credit losses on unfunded lending commitments	20	(45)	(6)	(53)	—	(84)
Balance at end of year	172	161	16	135	—	484
Allowance for credit losses on loans and liability for unfunded lending commitments	$21,023	$24,076	$34,770	$41,379	$33,514	$154,763

For the year ended December 31, 2023:	Construction & development	Commercial non-real estate	Commercial real estate	Residential real estate	Consumer	Total
Dollars in thousands
Allowance for credit losses on loans
Balance at beginning of year	$36,973	$28,763	$39,621	$31,990	$20,282	$157,630
Adoption of ASU 2016-13	(15,043)	(6,453)	(6,773)	3,154	19,144	(5,971)
Balance at January 1, 2023, adjusted	21,930	22,310	32,849	35,144	39,426	151,659
Provision for credit losses on loans	2,241	525	(654)	3,179	11,925	17,216
Loans charged off	(56)	(4,096)	—	(1,297)	(18,267)	(23,716)
Recoveries on loans previously charged off	391	2,440	895	139	5,785	9,650
Balance at end of year	24,505	21,180	33,089	37,165	38,869	154,809
Liability for unfunded commitments
Balance at beginning of year	975	337	32	175	6	1,525
Adoption of ASU 2016-13	4	—	—	—	—	4
Balance at January 1, 2023, adjusted	979	337	32	175	6	1,529
Provision for credit losses on unfunded lending commitments	$(827)	$(131)	$(10)	$13	$(6)	$(961)
Balance at end of year	152	206	22	188	—	568
Allowance for credit losses on loans and liability for unfunded lending commitments	$24,657	$21,386	$33,111	$37,353	$38,869	$155,377
In 2024, we recorded net charge-offs of $15.2 million, compared to net charge-offs of $14.1 million in 2023, an increase of $1.1 million, or 8%. Net charge-offs as a percentage of average total loans were 0.13% in 2024 compared to 0.12% in 2023.
At December 31, 2024, the allowance for credit losses was $154.3 million, or 1.32% of our total loan and leases portfolio, compared with $154.8 million, or 1.34% of loans, at December 31, 2023. Our allowance for credit losses, both in total dollars and as a percentage of total loans and leases, declined from the prior fiscal year.

The following tables present the allocation of the allowance for credit losses:
	As of December 31,
	2024			2023
Balance at the end of each period	Amount	Loan balance as % of total loans	Allowance as % of loan category	Amount	Loan balance as % of total loans	Allowance as % of loan category
Dollars in thousands
Construction and development	$20,851	7.44%	2.40%	$24,505	8.57%	2.48%
Commercial non-real estate	23,915	16.08%	1.28%	21,180	16.54%	1.11%
Commercial real estate
Multifamily residential real estate	8,352	7.09%	1.01%	8,983	7.77%	1.00%
Non-owner occupied commercial real estate	16,463	20.34%	0.69%	14,481	19.06%	0.66%
Owner-occupied commercial real estate	9,940	13.49%	0.63%	9,626	13.51%	0.62%
Total commercial real estate	34,755	40.92%	0.73%	33,090	40.34%	0.71%
Residential real estate
Home equity lines of credit	4,505	3.00%	1.29%	4,885	2.67%	1.59%
All other residential real estate	36,739	24.23%	1.30%	32,280	21.76%	1.29%
Total residential real estate	41,234	27.23%	1.31%	37,165	24.43%	1.34%
Consumer
Consumer credit card	8,299	0.81%	8.85%	8,071	0.78%	9.00%
All other consumer credit	25,215	7.74%	2.79%	30,798	9.63%	2.78%
Total consumer	34,514	8.55%	3.46%	38,869	10.41%	3.24%
Unearned income	—	(0.22)%	—	—	(0.29)%	—
Total	$154,279	100.00%	1.32%	$154,809	100.00%	1.34%
Management will continue to evaluate the loan portfolio and assess economic conditions in order to determine future allowance levels and the amount of credit loss provision. We review the appropriateness of our allowance for credit losses on a quarterly basis. While we use the best information available to make evaluations, future adjustments to the allowance may become necessary if conditions change substantially from the conditions that we used in previous evaluations.
Investment Securities
As of December 31, 2024, the amortized cost of our AFS and HTM investment portfolios totaled $5.8 billion, an increase of $430 million or 8.0% versus December 31, 2023. As of the same date, the fair value of our AFS and HTM investment portfolios totaled $5.6 billion, an increase of $574 million or 11.4% versus December 31, 2023. The average tax-equivalent yield at December 31, 2024 was 3.49%, an increase of 1.17 percentage points versus December 31, 2023. Gross unrealized gains in our investment securities portfolio were $7.4 million and $1.7 million as of December 31, 2024 and December 31, 2023, respectively. Gross unrealized losses in our investment securities portfolio were $198.6 million and $336.8 million as of December 31, 2024 and December 31, 2023, respectively. The changes in both the yield and the unrealized gains and losses in our investment securities portfolio were due primarily to the combination of a repositioning of approximately $1.1 billion principal amount of lower-yielding bonds and the reinvestment of principal cashflows from lower-yielding bonds into higher-yielding investments reflecting higher market rates.
As of December 31, 2024, approximately 98% of our investment portfolio consisted of securities guaranteed by the U.S. government, its agencies, or sponsored enterprises and available-for-sale securities represented 99.1% of our total portfolio. As of the same date, the portfolio’s composition was 35% agency residential mortgage-backed securities (“RMBS”), 31% agency residential mortgage-backed securities (“CMBS”), and 22% Treasuries, with the balance in the Small Business Administration (“SBA”), municipal, corporate and other securities.
A primary risk of holding agency RMBS comes from the variability in principal cashflows that may occur as interest rates change. In general, when interest rates rise, the prepayment of principal slows down, extending the amount of time it takes to recover and reinvest that principal. In contrast, when interest rates fall, the prepayment of principal generally increases, shortening the amount it takes to recover and reinvest that principal. We evaluate this risk through pre-purchase modeling of potential cashflows as well as continuous modeling throughout the life of the securities. As of December 31, 2024, our best estimate of the duration of our $2.1 billion residential mortgage-backed securities portfolio held in available-for-sale was 3.7 years. As of December 31, 2024, management estimates the effective duration extends by 0.7 years assuming an immediate 200 basis point upward shock and contracts by 0.7 years assuming an immediate 200 basis point downward shock. As of the same date, our best estimate of the duration of the total investment portfolio was 2.6 years. Management estimates the effective duration extends by 0.2 years assuming an immediate 200 basis point upward shock and contracts by 0.2 years assuming an immediate 200 basis point downward shock.
All securities not issued or guaranteed by the U.S. government, its agencies, or sponsored enterprises are subject to a quarterly review to test for impairment. This process is intended to adequately test for a range of credit and loss assumptions and does not rely primarily on credit ratings. This review was performed as of December 31, 2024 and revealed no matters that would warrant impairment and result in an allowance for credit losses. The Company determined that all unrealized losses are primarily attributable to changes in interest rates and current market conditions.
The following tables show the amortized cost, fair value, gross unrealized holding gains and losses, allowance for credit losses, and net carrying amount of our available-for-sale and held-to-maturity securities by security type as of the dates presented.
	As of December 31, 2024
Dollars in thousands	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value	Allowance for Credit Losses	Net Carrying Amount
Available-for-Sale:
U.S. Treasury Securities	$1,291,137	$752	$(22,336)	$1,269,553	$—	$1,269,553
SBA-Guaranteed	188,504	640	(1,043)	188,100	—	188,100
U.S. Agency Debentures	373,869	54	(4,635)	369,288	—	369,288
U.S. Agency RMBS	2,118,515	2,381	(155,291)	1,965,605	—	1,965,605
U.S. Agency CMBS	1,771,938	3,514	(14,405)	1,761,047	—	1,761,047
Obligations of states and political subdivisions	21,274	79	(211)	21,141	—	21,141
Other Securities	29,648	12	(671)	28,989	—	28,989
Total	$5,794,885	$7,432	$(198,593)	$5,603,723	$—	$5,603,723
Held-to-Maturity:
U.S. Agency RMBS	$25	$1	$—	$26	$—	$25
Obligations of states and political subdivisions	3,221	0	(16)	3,205	(21)	3,184
Total	$3,246	$1	$—	$3,231	$(21)	$3,209

	As of December 31, 2023
Dollars in thousands	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value	Allowance for Credit Losses		Net Carrying Amount
Available-for-Sale:
U.S. Treasury Securities	$1,634,429	$—	$(85,117)	$1,549,313		$—	$1,549,312
SBA-Guaranteed	239,659	1,220	(754)	240,125		—	240,125
U.S. Agency Debentures	1,065,318	57	(53,253)	1,012,122		—	1,012,122
U.S. Agency RMBS	1,784,904	281	(179,615)	1,605,570		—	1,605,570
U.S. Agency CMBS	568,221	—	(16,726)	551,495		—	551,495
Obligations of states and political subdivisions	34,764	114	(341)	34,537		—	34,537
Other Securities	37,087	15	$(958)	36,144		—	36,144
Total	$5,364,382	$1,687	$(336,764)	$5,029,305	$		$5,029,305
Held-to-Maturity:
U.S. Agency RMBS	$36	$0	$0	$36		$—	$36
Obligations of states and political subdivisions	4,023	4	(3)	4024		(26)	3,998
Total	$4,059	$4	$(3)	$4,060		$(26)	$4,034
Accrued interest receivable totaled $22.0 million and $16.9 million at December 31, 2024 and 2023, respectively, and is included within other assets on the consolidated balance sheets.
The following tables present the contractual maturity distribution at amortized cost and associated weighted average yield of our available-for-sale and held-to-maturity securities as of the dates presented. Expected maturities may differ from stated maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Certain securities, primarily mortgage-backed securities and collateralized mortgage obligations, do not have a single maturity date as reflected below.
The weighted average yield is calculated using the amortized cost and yield on each security. Each security’s amortized cost is multiplied by its yield and then divided by the respective category total. The resulting values are summed to arrive at the weighted average yield.
	As of December 31, 2024
	1 Year or Less		After 1 but within 5 years		After 5 years but within 10 years		After 10 years		Indeterminate Maturity		Total
Dollars in thousands	Amortized Cost	Yield(1)	Amortized Cost	Yield(1)	Amortized Cost	Yield(1)	Amortized Cost	Yield(1)	Amortized Cost	Yield(1)	Amortized Cost	Yield(1)	Fair Value
Available-for-Sale:
U.S. Treasury Securities	$603,964	1.27%	$687,173	3.05%	$—	—	$—	—	$—	—	$1,291,137	2.22%	$1,269,553
SBA-Guaranteed	—	—	—	—	—	—	—	—	188,504	6.15%	188,504	6.15%	188,100
U.S. Agency Debentures	135,884	1.27%	237,985	3.70%	—	—	—	—	—	—	373,869	2.82%	369,288
U.S. Agency RMBS	—	—	—	—	—	—	—	—	2,118,515	3.33%	2,118,515	3.33%	1,965,605
U.S. Agency CMBS-MBS	50,298	4.22%	1,083,611	4.43%	4,616	4.43%	—	—	—	—	1,138,525	4.42%	1,130,851
U.S. Agency CMBS-CMO	—	—	—	—	—	—	—	—	633,413	4.50%	633,413	4.50%	630,196
Obligations of states and political subdivisions	4,780	3.41%	15,810	4.40%	259	2.73%	425	7.85%	—	—	21,274	4.22%	21,141
Other Securities	20,000	3.93%	3,500	8.15%	3,477	6.19%	2,057	5.37%	614	5.08%	29,648	4.81%	28,989
Total	$814,927	1.53%	$2,028,079	3.88%	$8,351	5.11%	$2,482	5.80%	$2,941,046	3.77%	$5,794,885	3.49%	$5,603,723
Held-to-Maturity:
U.S. Agency RMBS	$—	—	$—	—	$—	—	$—	—	$25	6.87%	$25	6.87%	$26
Obligations of states and political subdivisions	1,539	4.70%	1,647	2.80%	35	6.52%	—	—	—	—	3,221	3.75%	3,205
Total	$1,539	4.70%	$1,647	2.80%	$35	6.52%	$—	—	$25	6.87%	$3,246	3.77%	$3,231

	As of December 31, 2023
	1 Year or Less		After 1 but within 5 years		After 5 years but within 10 years		After 10 years		Indeterminate Maturity		Total
Dollars in thousands	Amortized Cost	Yield(1)	Amortized Cost	Yield(1)	Amortized Cost	Yield(1)	Amortized Cost	Yield(1)	Amortized Cost	Yield(1)	Amortized Cost	Yield(1)	Fair Value
Available-for-Sale:
U.S. Treasury Securities	$247,132	0.99%	$1,387,296	1.19%	$—	—	$—	—	$—	—	$1,634,429	1.16%	$1,549,313
SBA-Guaranteed	—	—	—	—	—	—	—	—	239,659	6.67%	239,659	6.67%	240,125
U.S. Agency Debentures	293,651	0.63%	771,667	1.36%	—	—	—	—	—	—	1,065,318	1.16%	1,012,122
U.S. Agency RMBS	—	—	—	—	—	—	—	—	1,784,904	2.55%	1,784,904	2.55%	1,605,570
U.S. Agency CMBS-MBS	27,422	3.70%	233,043	3.04%	—	—	—	—	—	—	260,465	3.11%	250,976
U.S. Agency CMBS-CMO	—	—	—	—	—	—	—	—	307,756	4.04%	307,756	4.04%	300,519
Obligations of states and political subdivisions	12,629	2.30%	19,884	4.15%	1,307	2.96%	944	5.21%	—	—	34,764	3.46%	34,537
Other Securities	20,000	—	25,000	4.25%	8,662	6.18%	2,613	6.15%	812	5.95%	37,087	4.87%	36,144
Total	$580,834	0.97%	$2,436,891	1.48%	$9,969	5.75%	$3,557	5.90%	$2,333,131	3.17%	$5,364,389	2.17%	$5,029,305
Held-to-Maturity:
U.S. Agency RMBS	$—	—	$—	—	$—	—	$—	—	$36	6.35%	$36	6.35%	$36
Obligations of states and political subdivisions	505	4.24%	2,802	4.67%	716	0.36%	—	—	—	—	4,023	3.85%	4,024
Total	$505	4.24%	$2,802	4.67%	$716	0.36%	$—	—	$36	6.35%	$4,059	3.87%	$4,060

(1)
The yields on investment securities are reported on an FTE, using a blended federal and state effective tax rate of 23.84% for 2024 and 2023. The tax-equivalent yields give effect to the tax-exempt interest income net of the disallowance of interest expense, for federal income tax purposes related to certain tax-free assets.

At December 31, 2024, we estimate that the principal cashflows and associated runoff yields for our fixed-rate securities for 2025, 2026 and 2027 will be $1.3 billion at approximately 2%, $0.9 billion at approximately 3% and $0.9 billion at approximately 4%, respectively.
Proceeds from sales of available for sale securities in 2024 and 2023 were $1 billion and $663 million, respectively. Net losses of $51.2 million and $20 million were recognized on the sale of available-for-sale securities in 2024 and 2023, respectively, due primarily to the repositioning of lower-yielding bonds into higher-yielding investments. Management did not record an allowance for credit losses on the remaining securities in an unrealized loss position at December 31, 2024 because scheduled coupon payments have been made, management anticipates that the entire principal balance will be collected as scheduled, and the Company neither intends to sell the securities, nor is it more likely than not that the Company will be required to sell the securities before the recovery of the remaining amortized cost amount.
Investment securities and money market obligations with a carrying value of approximately $3.9 billion and $3.9 billion were pledged to secure public deposits, repurchase agreements, and borrowed funds at December 31, 2024 and 2023, respectively.
The table below includes the fair value of equity securities as of December 31, 2024 and 2023. Equity investments with no readily determinable fair value are carried at cost. Federal Home Loan Bank and Federal Reserve stock represent equity interests the Company is required to hold in the Federal Reserve Banks and Federal Home Loan Banks. These amounts are also carried at cost as they do not have a readily determinable fair value because ownership of these shares is restricted, and they lack a market.
Equity Securities	December 31, 2024	December 31, 2023
Dollars in thousands
Common and preferred stocks with readily determinable fair value	$724	$2,212
Federal Home Loan Bank stock	$10,708	$10,830
Federal Reserve Bank stock	26,057	26,057
Other–no readily determinable fair value	11,281	11,147
Total Equity Securities	$48,770	$50,246

Included in the equity securities portfolio are holdings of 33,010 of Visa Class B-2 shares. These shares have a carrying value of zero, as there have not been observable price changes in orderly transactions for identical or similar investments of the same issuer. On January 23, 2024, Visa, Inc.’s shareholders approved an exchange offer that allowed holders of Class B-1 shares to convert up to 50% of their holdings into Visa Class C shares, which could later be converted into freely transferable Visa Class A common shares, subject to certain restrictions and holding period conditions (the “Exchange Offer”). The Exchange Offer opened on April 8, 2024, and expired on May 3, 2024. The Company tendered all of its 66,020 Class B-1 Visa shares under the offer, receiving 33,010 Visa Class B-2 shares and 13,100 Visa Class C shares. The Visa Class C shares would automatically convert into four Visa Class A shares upon transfer to anyone other than a Visa member or affiliate. In the second quarter of 2024, the Company sold 34,928 Visa Class A shares, recognizing $9.7 million in pre-tax gains. An unrealized gain of $4.6 million was recognized on the remaining Visa Class C shares based on the closing price of Visa Class A shares, reflecting market transactions involving similar Visa securities. The Company sold the remaining Visa Class C shares, equating to 17,472 Visa Class A shares, in the third quarter, realizing a pre-tax gain of $4.5 million. The Visa Class B-2 shares retain the same restrictions as the former Class B-1 shares and have a carrying value of zero. See Note 2, “Investment Securities” to our consolidated financial statements and notes thereto included elsewhere in this prospectus.
During 2024, $14.7 million in net gains were recorded on common and preferred stock, consisting of $16 million in gains realized on sales during 2024 and a $1.3 million decrease in unrealized gains on the portfolio. In 2023, $1.1 million in net gains were recorded on common and preferred stock, consisting of $2.8 million in gains realized on sales during 2023 and $1.7 million decrease in unrealized gains on the portfolio.
Deposits
Deposits are gathered primarily from our full-service branch locations, as well as online, mobile and ATM deposits. Central Bank offers a variety of deposit products including non-interest-bearing demand deposits, interest-bearing demand deposits, savings accounts, and certificates of deposit. The bank also utilizes the IntraFi network which allows our depositors to receive FDIC insurance on amounts greater than $250,000. Deposits larger than this threshold are broken into smaller amounts and placed in the network of other IntraFi institutions to ensure FDIC insurance covers the entire deposit.
The following tables set forth the distribution of deposit balances:
	Years Ended December 31,
	2024		2023
Dollars in thousands	Ending Balance	% of Total	Ending Balance	% of Total
Noninterest-bearing demand deposits	5,245,705	35.0%	5,378,324	36.2%
Savings and interest-bearing demand deposits	8,043,244	53.7%	7,943,456	53.4%
Time deposits	1,696,899	11.3%	1,547,730	10.4%
Total deposits	$14,985,848	100.0%	$14,869,510	100.0%
	Years Ended December 31,
	2024			2023
Dollars in thousands	Average Balance	Interest Expense	Yield/ Cost	Average Balance	Interest Expense	Yield/ Cost
Noninterest-bearing demand deposits	$5,180,962	—	—	$5,529,485	—	—
Savings and interest-bearing demand deposits	$7,840,224	$132,806	1.69%	$7,930,115	$98,759	1.25%
Time deposits	$1,658,155	$57,626	3.48%	$1,315,144	$29,935	2.28%
Total deposits	$14,679,341	$190,432	1.30%	$14,774,744	$128,694	0.87%
Total deposit ending balances as of December 31, 2024 were $14.99 billion, a modest increase of $116.3 million, or 0.8%, over the 2023 ending balance of $14.87 billion. Noninterest-bearing demand deposits saw a $133 million decline, or 2.5%, in ending balances from December 31, 2023 to December 31, 2024, while savings and interest-bearing demand deposit and time deposit ending balances increased year over year, $100 million, or 1.3%, and $149 million, or 9.6%, respectively.
Average total deposits for 2024 were $14.68 billion. This is down $95 million from an average balance of $14.77 billion in 2023. This decrease is primarily driven by savings and interest-bearing demand deposits, as the reduction in noninterest-bearing demand deposits was offset by an increase in time deposits. Cost of deposits rose significantly in 2024 as interest rates substantially increased from 2023 and the shift in mix in 2024 from noninterest-bearing demand deposits to higher cost time deposits. The year ended December 31, 2024 had a weighted average cost of deposits at 1.30% compared to 0.87% in fiscal year 2023.
FDIC deposit insurance covers $250 thousand per depositor, per FDIC-insured bank, for each account ownership category. Our total uninsured deposits were $5.7 billion and $5.4 billion as of December 31, 2024 and 2023, respectively.
Federal Funds Purchased and Customer Repurchase Agreements
Federal funds purchased and customer repurchase agreements totaled $1.0 billion and $1.2 billion at December 31, 2024 and 2023, respectively, which included customer repurchase agreements of $906.8 million and $1.1 billion at December 31, 2024 and 2023, respectively. These are short-term borrowings that generally have one day maturities. The $197 million, or 17.8%, decrease in customer repurchase agreements was driven by one large relationship shifting their funds to an interest-bearing checking product.
Off-Balance Sheet Arrangements
In the normal course of business, in order to meet the needs of our customers, we are subject to off-balance sheet risk which could potentially impact our financial position. These off-balance sheet arrangements include commitments to fund loans and standby letters of credit.
The Company has outstanding commitments to provide loans to, and letters of credit on behalf of, our customers. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.
Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as is involved in extending loan facilities to customers.
In addition, the Company may enter into interest rate swap risk participation agreements when certain clients are engaged in interest rate hedging activities in a syndicated loan or a loan in which we are a participant. This is represented as credit derivatives in the table below and is the only credit derivative activity in which the Company currently participates. Under these agreements, we assume a portion of the counterparty credit risk associated with a client’s interest rate swap transaction with a third-party financial institution, for which we receive a fee. If the client fails to meet its payment obligations under the swap, we may be required to fulfill those obligations up to our participation level.
The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Company upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties. The Company’s Primary Markets are located in Missouri, Kansas, Illinois, Oklahoma and Colorado, and we also have a full-service branch in our Naples Market, as well as borrowers located in Arkansas, Illinois, Iowa, North Carolina and Tennessee. Our loan portfolio is primarily concentrated in our Primary Markets, where over 86% of our total loans are located.

Such commitments and conditional obligations were as follows as of the dates presented.
Off-Balance Sheet Commitments	Contractual Amount
	December 31, 2024	December 31, 2023
Dollars in thousands
Loan commitments	$2,910,550	$3,163,854
Standby letters of credit	$87,979	$87,605
Commercial letters of credit	$1,089	$5,719
Credit derivatives	$14,720	$16,720
Contractual Obligations
The following table summarizes the maturity of our contractual obligations to make future payments at December 31, 2024:
Dollars in thousands	1 Year or Less	2 – 3 Years	4 – 5 Years	After 5 Years	Total
Time deposits	$1,602,357	$81,923	$12,529	$90	$1,696,899
Customer repurchase agreements	906,796	—	—	—	906,796
FHLB and other borrowings	—	—	—	—	—
Undiscounted operating leases	3,314	5,605	4,534	36,359	49,812
Postretirement benefit contributions	6,147	13,359	14,343	38,913	72,762
Total contractual obligations	$2,518,614	$100,887	$31,406	$75,362	$2,726,269
Liquidity Risk Management
Bank Liquidity Management
The objective of our liquidity management strategy is to ensure the availability of cash sufficient to fund our operations and meet present and future financial obligations at a reasonable cost. We consider the effective and prudent management of liquidity to be fundamental to our health and strength.
The Company’s Asset/Liability Committee (“ALCO”) has been authorized by the Board to oversee our liquidity risk to confirm that our activities comply with our funds management policy, which specifies overall objectives, metrics, limits, guidelines, reporting requirements and our contingency funding plan, which includes requirements for liquidity stress testing. The ALCO receives regular comprehensive reporting that includes information describing current levels vs. guidelines and limits for a broad set of liquidity metrics, loan and deposit trends, readily available liquidity measures, explanatory commentary relating to changes in our liquidity position and emerging risk trends and, as appropriate, recommended remedial strategies.
Our objective is to maintain prudent levels of current and contingent liquidity from stable sources that can be accessed in a timely manner at a reasonable cost, without significant adverse consequences. We seek to accomplish this mission by funding loans primarily with stable deposits, controlling dependence on wholesale funding, and by maintaining ample readily available liquidity. While our primary source of long-term, stable, and lower-cost funding is deposits, additional sources of funding include, but are not limited to, customer repurchase agreements, federal funds purchased from correspondent banks, unencumbered investment securities, and wholesale funding sources such as FHLB borrowings, dealer repurchase agreements, and wholesale/brokered deposits.

As of December 31, 2024 and December 31, 2023, we had approximately $4.9 billion in readily available liquidity.
Readily Available Liquidity	December 31, 2024	December 31, 2023	Change
Dollars in thousands
Cash reserves at Federal Reserve	$969	$1,447	$(478)
FHLB Advance Capacity (loan collateral)	2,394	2,477	(84)
Unencumbered securities lending value	1,555	987	568
Total readily available liquidity	$4,918	$4,912	$6
Holding Company Liquidity Management
The Company is an independent entity distinct from the Bank and is therefore responsible for managing its own liquidity. Its primary source of funding comes from dividends paid by the Bank. However, there are statutory and regulatory restrictions that limit the Bank’s ability to distribute dividends to the Company.
The Bank may not declare dividends in any calendar year in an amount that would exceed its accumulated retained earnings after giving effect to any unrecognized losses and bad debts without the prior approval of the banking regulators. In addition, dividends paid by the Bank to the Company would be prohibited if they would cause the Bank’s capital to be reduced below applicable minimum capital requirements. During the year ended December 31, 2024, the Bank paid $245 million in dividends to the Company. During the year ended December 31, 2023, the Bank paid $335 million in dividends to the Company.
The liquidity needs of the Company on an unconsolidated basis consist primarily of operating expenses, taxes, and dividends to stockholders. The Company’s liquidity totaled $1.3 billion for the year ended December 31, 2024, consisting of a $980 million loan to the Bank, $312 million in cash and cash equivalents, and $1 million of investment securities.
The Company’s operating expenses totaled $11.7 million for the year ended December 31, 2024 and $13.2 million during the year ended December 31, 2023. Dividends paid stockholders totaled $57.5 million and $51.9 million during the years ended December 31, 2024 and December 31, 2023, respectively, and the Company repurchased $12 million and $0.9 million worth of our common stock during 2024 and 2023, respectively. See “—Capital Management.”
Capital Management
Our capital management strategy is designed to ensure that we have sufficient capital to support balance sheet growth while also maintaining sufficient reserves to absorb unexpected losses or write-downs that are risks inherent to the business of banking. We aim to strike a balance between maintaining higher capital levels to address unforeseen risks and achieving a reasonable return on the capital invested by our shareholders.
The Bank is required to meet regulatory capital standards set by federal banking authorities. If the Bank fails to meet the minimum capital requirements, it could trigger mandatory actions, and possibly additional discretionary measures, by the state and federal regulators, which may have a significant impact on the Bank’s financial position. The Bank must comply with specific capital guidelines under the capital adequacy rules and the prompt corrective action framework, which involve quantitative measures based on the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting rules. Additionally, regulators assess the Bank’s capital levels and classifications based on qualitative factors such as risk weightings, the components of capital, and other items.
The Prompt Corrective Action (“PCA”) framework is a regulatory tool used to monitor and manage the capital levels of banks. It is designed to maintain the stability and soundness of financial institutions, particularly banks, by requiring regulatory intervention when a bank’s capital falls below certain thresholds. The primary goal of PCA is to address financial distress early, before it results in more severe consequences. These regulations, enforced by federal banking agencies, classify banks based on their capital adequacy and impose escalating supervisory actions as a bank’s capital position deteriorates.

Banks are categorized into five groups based on their capital ratios:
•
Well-Capitalized:   Banks that meet or exceed all capital adequacy standards. These banks face minimal regulatory restrictions and are generally free to operate as usual.

•
Adequately Capitalized:   Banks that meet minimum capital requirements. Banks in this category can still operate normally but may face restrictions on activities like accepting brokered deposits.

•
Undercapitalized:   Banks that fail to meet the minimum capital requirements. Banks must submit a plan to restore capital and are subject to more severe restrictions, such as limits on asset growth and capital distributions (e.g., dividends or share buybacks).

•
Significantly Undercapitalized:   Banks with very low capital, well below regulatory thresholds. These banks face the most stringent interventions, including the possibility of forced mergers, asset sales, or closure. They must also submit a detailed plan for capital restoration, which may require regulatory approval.

•
Critically Undercapitalized:   Banks with the lowest capital levels, requiring immediate action.

PCA regulations mandate that federal regulators take action when a bank’s capital falls below the required thresholds. This can involve measures such as restrictions on paying dividends or bonuses, restrictions on asset growth or expansion, enhanced monitoring and reporting requirements, required capital restoration plans, possible forced mergers or liquidation in extreme cases.
At each of December 31, 2024 and December 31, 2023, the Company’s capital ratios exceeded the regulatory requirements and the Bank’s capital ratios exceeded the threshold for “well capitalized” status. We maintain excess capital, in part, to provide ourselves with flexibility when considering potential acquisition opportunities. Actual and required capital ratios were:
	As of December 31, 2024
	Actual		Minimum Capital Adequacy Requirement		Well-Capitalized Requirement
Dollars in thousands	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital (to risk-weighted assets)
Company	$3,083,839	24.88%	$991,777	8.00%	$—	—
Central Trust Bank	1,706,617	13.81%	1,028,943	8.00%	1,286,179	10.00%
Tier 1 capital (to risk-weighted assets)
Company	2,929,055	23.63%	743,833	6.00%	—	—
Central Trust Bank	1,551,833	12.56%	771,707	6.00%	1,028,943	8.00%
Tier 1 common equity capital (to risk-weighted assets)
Company	2,929,055	23.63%	557,875	4.50%	—	—
Central Trust Bank	1,551,833	12.56%	578,781	4.50%	836,016	6.50%
Tier 1 capital (to average assets)
Company	2,929,055	15.69%	746,578	4.00%	—	—
Central Trust Bank	1,551,833	8.33%	745,433	4.00%	931,792	5.00%

	As of December 31, 2023
	Actual		Minimum Capital Adequacy Requirement		Well-Capitalized Requirement
Dollars in thousands	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital (to risk-weighted assets)
Company	$2,836,024	22.75%	$997,385	8.00%	$—	—
Central Trust Bank	1,677,031	13.48%	994,909	8.00%	1,243,636	10.00%
Tier 1 capital (to risk-weighted assets)
Company	2,680,621	21.50%	748,039	6.00%	—	—
Central Trust Bank	1,521,628	12.24%	746,182	6.00%	994,909	8.00%
Tier 1 common equity capital (to risk-weighted assets)
Company	2,680,621	21.50%	561,029	4.50%	—	—
Central Trust Bank	1,521,628	12.24%	559,636	4.50%	808,363	6.50%
Tier 1 capital (to average assets)
Company	2,680,621	14.36%	746,740	4.00%	—	—
Central Trust Bank	1,521,628	8.16%	746,013	4.00%	932,516	5.00%
Dividends paid to stockholders totaled $57.5 million during the year ended December 31, 2024, of which $39.8 million were regular dividends and $17.7 million were special dividends. During the year ended December 31, 2023, dividends paid to stockholders totaled $51.9 million, of which $35.3 million were regular dividends and $16.6 million were special dividends. During 2024, the Company repurchased 17,947 shares of our common stock for an aggregate purchase price of $12 million. During 2023, the Company repurchased 2,453 shares of our common stock for an aggregate purchase price of $0.9 million. As of December 31, 2024, we were not aware of any known trends, events or uncertainties that had or were reasonably likely to have a material impact on our liquidity. As of December 31, 2024, we had no material commitments for capital expenditures.
Risk Governance and Quantitative and Qualitative Disclosures About Market Risk
Managing risk is a critical aspect of operating our business successfully. Management considers the primary risk exposures to be interest rate risk, credit risk, liquidity risk, capital adequacy management and operational risk. For more details on liquidity risk management and capital management, see “—Liquidity Risk Management” and “—Capital Management” above. For more details about our risk governance structure. See “Management—Board Oversight of Risk Management.”
Interest Rate Risk
Interest rate risk is one of the most significant risks faced by the Company as one of our primary sources of earnings is net interest income, the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowings.
Interest rate risk is the risk that changes in market interest rates will negatively affect the Company’s net interest income and therefore earnings. While interest rate risk can arise from various sources, there are four key types of interest rate risk to our balance sheets:
•
Repricing Risk arises when a bank’s assets and liabilities reprice at different times or at different rates. When market interest rates change, the Bank may not be able to adjust its assets and liabilities simultaneously, leading to mismatched durations and impacts on net interest income.

•
Yield Curve Risk arises from changes in the shape of the yield curve, which represents interest rates of bonds with different maturities. The Bank may face this risk when the yield curve flattens, steepens, or becomes inverted.

•
Basis Risk is the risk that changes in underlying index rates used to price assets and liabilities do not change in a correlated manner, causing margins to narrow. For example, loans priced to the national prime rate might not change in the same manner as certificates of deposit priced off FHLB advance rates.

•
Option Risk (Prepayment/Extension Risk) is related to the embedded options in certain financial products, such as the ability for a borrower to prepay a loan or a depositor to withdraw funds at will. For example, when interest rates fall, customers may refinance loans (prepayment risk), and when rates rise, depositors may withdraw funds to invest at higher rates. The Bank’s exposure to this risk depends on the volume and nature of the embedded options and how those products behave in response to rate changes.

The Company’s ALCO has been authorized by the Board to measure, monitor and manage the Company’s interest rate risk. Our strategic objective is to manage our balance sheet in a manner designed to ensure that changes in interest rates will not result in unacceptable levels of earnings volatility or threaten the adequacy of our capital and liquidity.
We utilize an asset/liability model to perform interest rate risk simulations on a wide range of potential interest rate scenarios to develop an interest rate risk profile that reveals the potential financial impact to both net interest income (shorter-term risk) and economic value of equity (longer-term risk) from changes in interest rates relative to a flat interest rate scenario. The economic value of equity (EVE) is defined as the estimated present value of our assets minus the estimated present value of our liabilities at a point in time. A decrease in EVE due to a specified rate change indicates a decline in the long-term earnings capacity of the balance sheet assuming that the rate change remains in effect over the life of the current balance sheet. An increase in EVE indicates the opposite.
We monitor, test, and stress modeling assumptions to assess the magnitude of their impact on simulation results and evaluate changes in our interest rate risk profile to ensure we understand the key drivers of those changes.
The following table sets forth the estimated impact on our net interest income and economic value of equity from immediate parallel changes in interest rates at the specified levels (dollars in thousands).
	As of December 31, 2024
	Estimated Increase (Decrease) in Net Interest Income				Estimated Increase (Decrease) in EVE
	Year 1		Year 2
Change in Rates	Amount	Percent	Amount	Percent	Amount	Percent
-200 bps	$(60,095)	-7.4%	$(114,005)	-12.8%	$(566,624)	-10.0%
-100 bps	(29,376)	-3.6%	(55,816)	-6.2%	(239,989)	-4.2%
+100 bps	28,581	3.5%	54,297	6.1%	172,306	3.0%
+200 bps	56,333	6.9%	107,583	12.0%	290,793	5.1%
	As of December 31, 2023
	Estimated Increase (Decrease) in Net Interest Income				Estimated Increase (Decrease) in EVE
	Year 1		Year 2
Change in Rates	Amount	Percent	Amount	Percent	Amount	Percent
-200 bps	$(63,157)	-8.5%	$(117,931)	-13.7%	$(685,966)	-13.7%
-100 bps	(30,677)	-4.1%	(57,780)	-6.7%	(296,744)	-5.9%
+100 bps	29,669	4.0%	57,267	6.7%	228,125	4.6%
+200 bps	57,752	7.8%	112,838	13.1%	396,814	7.9%
The values in the tables above do not reflect any actions that we may undertake in response to changes in interest rates, such as changes in rates paid on certain deposit accounts or changes in earning assets mix, which could reduce the actual impact to net interest income and EVE, if any.
The outcomes of our simulation analyses are hypothetical, and various factors could lead to actual results differing significantly from what is shown. For instance, if the timing and extent of interest rate changes deviate from what was projected, our net interest income could differ substantially. Non-parallel shifts in the yield curve, such as a flattening or steepening, or changes in interest rate spreads, could also cause our net interest income to vary from the forecasted amount.

In an environment of rising interest rates, projected net interest income might decrease if deposits and other short-term liabilities reprice more quickly than anticipated, or if our assets reprice at a slower rate. Actual results may differ from projections if we experience asset and liability growth rates that are faster or slower than expected, if there is a net outflow of deposits, or if the composition of our assets and liabilities changes in other ways. For example, even though we maintain relatively high levels of readily accessible liquidity, a quicker-than-expected withdrawal of deposits could force us to seek higher-cost funding sources.
Actual results may also differ from projections if we experience prepayment speeds in our loan portfolio that significantly differ from the assumptions used in the simulation analyses. These simulation results do not account for all potential actions we might take in response to actual or anticipated changes in interest rates, such as adjustments to our loan, investment, deposit, funding, or hedging strategies.
We assume no growth or changes in the composition of our balance sheet over the modeling horizon and no additional changes in market interest rates or spreads after the initial immediate rate shocks. As a result, the information in the table above should be considered indicative of our sensitivity to changes in interest rates rather than indicative of our expected actual results.
Credit Risk
Credit risk is the risk that borrowers or counterparties will be unable or unwilling to repay their obligations in accordance with the underlying contractual terms. We seek to mitigate credit risk in our loan and lease portfolio by following clearly defined underwriting criteria and account management standards set by management. Our loan policy outlines underwriting requirements, approval levels, exposure limits, and other necessary guidelines. We actively manage portfolio diversification at the borrower, industry, and product levels to reduce concentration risk. Additionally, our credit risk management process includes an independent loan review to ensure adherence to loan policies, compliance with documentation standards, accurate risk ratings, and the overall credit quality of the portfolio. See “Business—Our Competitive Strengths—Resilient Profitability—Demonstrated Risk Management Capabilities.”
Operational Risk
Operational risk refers to the risk arising from inadequate or failed internal processes or systems, the misconduct or errors of people or adverse external events. We seek to mitigate operational risks by expanding our maintaining an experienced operations team to meet customer and company demands; providing employees with relevant job-specific training; working with our vendors to use antifraud protections; establishing security procedures for our clients; employing business continuity planning and testing designed to ensure the continued operation of core functions in the event of a business disruption; and engaging in periodic independent audits of our operations and operating controls. We also seek to mitigate operational risks related to misconduct by employees or contractors by implementing internal controls, including dual authorization for monetary transactions, conducting background and credit checks for new hires, screening contractors and third parties providing critical services using a vendor management process, and offering whistleblower protections to our employees to encourage the reporting of misconduct.
Derivatives
Customer Hedging Program
The Company makes interest rate swap derivatives available to customers who wish to modify their interest rate sensitivity. We execute interest rate derivative contracts, typically interest rate swaps, between our customers and the Bank. We then enter into offsetting contracts between the Bank and an interest rate derivative market maker (counterparty) to minimize market risk due to changes in interest rates. This is referred to as a “back-to-back” hedging program. Our offsetting contracts are identical to the contracts executed with our customers. We are paid a fee as compensation for administrative costs, credit risk, and profit.
This program creates potential credit exposure to our customers or counterparties when there are amounts due to the Bank under the contracts. We monitor credit risk through existing credit policies and procedures. Prior to entering into a “back-to-back” transaction, we evaluate our potential exposure to significant changes in interest rates to determine the maximum practical exposure we are willing to have individually to any customer. Customers may be required to provide cash margin or other collateral in conjunction with our credit agreements to further limit our credit risk. Margin collateral is required if the exposure between the Company and any counterparty exceeds established limits.
The Company may incur a loss if a customer or counterparty is unable or unwilling to fulfill the terms of the contract and their creditworthiness has worsened to the point where the fair value of the underlying collateral is no longer sufficient to support our exposure to that customer or counterparty. Our customer hedging program also involves liquidity and capital risk. When the net negative fair value of the contracts surpasses established levels, we are obligated to provide cash margin to certain counterparties, which could lead to additional funding costs. We are not obliged to provide cash margin under our contracts with customers.
The Company’s “back-to-back” swaps are accounted for as free-standing derivatives, and changes in their fair value are recorded in current earnings. These back-to-back swap contracts comprised a portion of the Company’s swap portfolio at December 31, 2024 and 2023 with total notional amounts of $226.2 million and $206.9 million, respectively.
Internal Risk Management
The Company maintains an overall interest rate risk management strategy that permits the use of derivative instruments to modify exposure to interest rate risk. The Company’s interest rate risk management strategy includes the ability to modify the repricing characteristics of certain assets and liabilities so that changes in interest rates do not adversely affect the net interest margin and cash flows. The Company’s derivative instruments include interest rate swaps, interest rate lock commitments and to-be-announced (“TBA”) contracts for hedging our mortgage loan pipeline.
The Company has a limited number of “Critical Terms” swaps. While this strategy does not directly involve customers of the Bank, they are used to swap the interest rate structure of individual loans. By using Critical Terms, the Bank is able to mark the loan to market as well. For derivatives designated and that qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in earnings. The Company includes the gain or loss on the hedged items in the same line item as the offsetting loss or gain on the related derivatives. These structures had a notional amount of $11.2 million, with a fair value of $860,000 and a notional amount of $12.1 million, with a fair value of $904,000 at December 31, 2024 and 2023, respectively.
	As of December 31, 2024		As of December 31, 2023
Dollars in thousands	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Back to Back Swaps	$9,086	$9,086	$8,539	$8,539
Fair Value Hedges	860	—	904	—
In addition, the Company enters into interest rate lock commitments on certain mortgage loans related to mortgage banking operations on a best-efforts basis, which are commitments to originate loans whereby the interest rate on the loan is determined prior to funding. The Company also originates and sells certain loans related to mortgage banking operations on a mandatory delivery basis. To hedge the associated interest rate risk, the Company sells short positions in mortgage-backed securities related to the loans sold on a mandatory delivery basis. The commitments to originate and short positions are accounted for as derivatives and carried at fair value in other assets and other liabilities with changes in fair value recorded in mortgage banking revenues, net.

As of December 31, 2024 and 2023, the amounts reflected in the Company’s balance sheet in assets and liabilities for the value of the interest rate lock commitments, funded loans held for sale, and the corresponding commitments to sell the TBA securities are shown in the table below. The market value of the loan commitment pipeline is net of expenses.
	As of December 31, 2024		As of December 31, 2023
Dollars in thousands	Notional Value	Market Value	Notional Value	Market Value
Interest Rate Lock Commitments	$47,875	$366	$43,428	$736
Loans Closed–Market Value Loans Held for Sale	34,791	946	24,655	981
TBA Derivative Value	61,000	245	59,500	(586)
Critical Accounting Policies and Estimates
Our consolidated financial statements were prepared in accordance with GAAP and follow general practices within the industry in which we operate. Application of GAAP requires management to make certain estimates and judgements which affect the amounts reported in the consolidated financial statements. Critical accounting policies are those we believe are most important to the portrayal of our consolidated financial statements and require management to make estimates and judgements which are inherently complex, difficult, uncertain and can be subject to significant change over time. In the event that different assumptions or conditions were to prevail, and depending on the severity of such changes, adjustments to accounting estimates may be required.
We have identified the following accounting policies and estimates which, due to their subjectivity and complexity, are critical to the understanding of the financial statements. Discussion below should be read in conjunction with Note 1, “Summary of Significant Accounting Policies” to our consolidated financial statements and notes thereto contained elsewhere in this prospectus.
Allowance for Credit Losses on Loans
The allowance for credit losses on loans is a valuation amount that is deducted from the amortized cost basis of loans not held at fair value to present the net amount expected to be collected over the contractual term of the loans. The allowance for credit losses on loans is measured using relevant information about past events, including historical credit loss experience on loans with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flow over the contractual term of the loans. An allowance will be created upon origination or acquisition of a loan and is updated at subsequent reporting dates. The methodology is applied consistently for each reporting period and reflects management’s current expectations of credit losses. Changes to the allowance for credit losses on loans resulting from periodic evaluations are recorded through increases or decreases to the credit loss expense for loans, which is recorded in provision for credit losses on the consolidated statements of income. Loans that are deemed to be uncollectible are charged off against the related allowance for credit losses on loans. The Company maintains a policy to reverse accrued and unpaid interest when a loan is placed on non-accrual. Therefore, an allowance is not recorded for accrued interest.
The allowance for credit losses on loans is measured on a collective (pool) basis. Loans are aggregated into pools based on similar risk characteristics including borrower type, collateral type, and expected credit loss patterns. The Company maintains a policy to reverse accrued and unpaid interest when a loan is placed on non-accrual. Therefore, an allowance is not recorded for accrued interest. The allowance for credit losses includes significant assumptions that are uncertain and reasonably likely to have a material impact, the most significant of which are loan loss rates and prepayment speeds. Assumptions are updated based on actual performance on an annual basis. We utilize a consensus macroeconomic forecast which relies on underlying statistical models to incorporate the economic impact into each loan portfolio. Management performs a qualitative analysis considering necessary adjustments based on the potential risks inherent in the macroeconomic forecast and impacts from loan portfolio changes, including concentrations, staffing, asset quality, and policy changes. Model validations are performed to provide an independent assessment of the framework and the model’s use in producing reasonable and supportable estimates. See Note 3, “Loans and Allowance for Credit Losses” to our consolidated financial statements and notes thereto contained elsewhere in this prospectus.

Recent Accounting Pronouncements
Credit Losses—In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The update replaces the current incurred loss methodology for recognizing credit losses with a current expected credit loss (“CECL”) model, which requires the measurement of all expected credit losses for financial assets held at the report date based on historical experience, current conditions, and reasonable and supportable forecasts. The amendment broadens the information that the entity must consider in developing its expected credit loss estimates. Additionally, the update amends the accounting for credit losses on AFS debt securities. The update requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimated credit losses, as well as the credit quality and underwriting standards of a company’s loan portfolio. Discussion of the impact of adoption is included below, as well as in Note 3, Loans and Allowance for Credit Losses and Note 2, Investment Securities.
The Company adopted CECL using the modified retrospective method for all financial assets measured at amortized cost and for unfunded lending commitments. Results for reporting periods beginning on or after January 1, 2023 are presented under CECL. The Company recorded a net increase to retained earnings of $5.2 million as of January 1, 2023 for the cumulative effect of adopting CECL, net of tax. The transition adjustment included a decrease to the allowance for credit losses of $6.0 million related to the loan portfolio, an increase to the allowance for credit losses related to HTM securities of $31 thousand.
On March 31, 2022, the FASB issued ASU 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructuring and Vintage Disclosures, which eliminated the accounting guidance on troubled debt restructurings (“TDRs”) for creditors in ASC 310-40. ASU 2022-02 requires that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. Further, it requires entities to disclose gross write-offs recorded in the current period by year of origination in the vintage disclosures on a year-to-date basis. The guidance was effective January 1, 2023. The adoption of this pronouncement imposed additional and revised disclosure requirements but did not have a significant effect on the financial position, results of operations, or cash flows of the Company. The new required disclosures have been included in the notes to the consolidated financial statements.
Income Taxes—In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures. This update establishes additional disclosure requirements regarding rate reconciliation and income taxes paid. This update also removes certain existing disclosure requirements. This update is effective for annual periods beginning after December 15, 2024. Early adoption was permitted, but the Company did not elect to adopt early. The amendments in this update should be applied on a prospective basis, though retrospective application is permitted. Other than the inclusion of additional disclosures, the Company does not expect the change to have a significant effect on the Company’s consolidated financial statements.
Income Statement Reporting—In November 2024, The FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this update require new disclosures providing further detail of a company’s income statement expense items. This update is effective for annual periods beginning after December 15, 2026, and interim periods beginning December 15, 2027. Early adoption is permitted. The amendments in this update should be applied on a prospective basis. The Company is currently assessing the impact ASU 2024-03 will have on its expense disclosures.

BUSINESS
We are a bank holding company headquartered in Jefferson City, Missouri. As of December 31, 2024, we had total balance sheet assets of $19.2 billion and wealth assets under advice of $13.5 billion. Through our full-service community banking subsidiary, The Central Trust Bank (the “Bank”), we provide a comprehensive suite of consumer, commercial and wealth management products and services to our communities primarily in Missouri, Kansas, Oklahoma and Colorado. As of December 31, 2024, we operate 157 full-service branch locations, with a consolidated weighted average deposit market share of approximately 25%. Our ability to take market share and our successful acquisition strategy has caused our weighted average market share to increase steadily over time, including an increase of approximately 5.0 percentage points since 2010. Our business model is designed to serve the holistic financial services needs of businesses, individuals, agencies and community organizations within our footprint. Our goal is simple: to provide legendary service to our customers and to be an integral part in the success of our customers and the communities we serve. Our success is driven by our long-term commitment to the markets we serve and our culture of customer service excellence.
Our Company was founded in 1902 under the leadership of the great grandfather of our current Executive Chairman, S. Bryan Cook. Through successive generations of Cook family ownership, the Bank has thrived, and we have maintained consistent profitability despite the intervening 23 U.S. economic recessions5. We assisted the State of Missouri during the Great Depression with making payroll and paying other expenses, earned an annual return on average assets (“ROAA”) of at least 1.00% from 2008 to 2012 in the depths of the Great Recession, and were the 5th most profitable bank relative to the 50 banks included in the KBW Nasdaq Regional Banking Index (our “peers”) based on ROAA for the year ended December 31, 2024. The following chart shows the compound annual growth rate (“CAGR”) of our net income since 1972 (the earliest year for which holding company financial statements are available):
Central Bancompany Net Income Over Time
($MM)
We believe the continuity of our ownership over our 123-year history of operating has fostered an enduring culture that has consistently proven successful in the marketplace and will position us well for future growth. This culture has allowed us to attract and retain great talent. Our employees are experienced (average 8-year tenure as of December 31, 2024), engaged (94% completed our most recent survey) and committed (84%

5
Number of recessions per National Bureau of Economic Research. A recession is defined as a significant decline in economic activity that is spread across the economy and that lasts more than a few months.

would recommend working at the bank and 89% would recommend our products, each based on our most recent survey). Combined with our investments in products, services and technologies, we believe our culture has appealed to our customers and enabled us to increase market share. The core tenets of our culture, which we seek to quantify and hold ourselves accountable to, require us to be:
•
Customer Centric:   We focus on customer satisfaction and attracting and retaining customers for the long-term. Our latest Net Promoter Score (NPS) was 71, based on our most recent customer survey, which we believe is as much as two times the average for U.S. retail banks. We have been able to grow the number of households we serve by an average of 3% per year since 2016, and believe we have the ability to continue to do so at a greater rate than our peers. Additionally, our deposit customers had an average tenure of 13 years as of December 31, 2024, and we were named Newsweek’s Best Customer Service Bank in 2023 (the only year this ranking was published).

•
Community Aligned:   We emphasize giving back to the communities we serve. We track our community services hours, which totaled over 20,000 in 2024, or approximately 7 hours per employee.

•
Committed to the Long Term:   As we have grown, our capital ratios and balance sheet liquidity metrics have remained amongst the strongest of our peers’ as of December 31, 2024, as described below under “Our Competitive Strengths—Resilient Profitability.” We continuously reinvest in our business and are currently undertaking a banking core modernization project that is intended to provide us with real-time, API-based capabilities. As a testament to our success, we were ranked the #10 Best Bank by Forbes in 2025 and are one of only two banks to have been in the Top 50 in every year since Forbes began its rankings in 2009.

•
Collaborative to Succeed:   We maintain a community banking model led by experienced leaders in each of our markets that are empowered to make local decisions, which requires accountability and collaboration with our senior leaders and business line managers. Our collaborative contract is embodied in the “Central Code,” which we renew periodically.

Notes:
(1)
Source: S&P Capital IQ Pro as of June 30, 2024.

(2)
Net Promoter Score represents Central Bancompany’s 2024 figure based on our most recent customer survey for Consumer, Commercial and Wealth businesses weighted by number of responses.

Our Business
Our vision is to become the leading financial services provider in each community we serve. To accomplish this vision, we strive to offer service levels better than other community banks and products, services and technologies consistent with the largest banks in the industry. We capture this ambition in our slogan, “Strong Roots, Endless Possibilities” and manage our Company around these dual objectives.
The “Strong Roots” portion of our slogan is representative of our 11 “Primary Markets” and the 79 communities that we serve, as well as the executives that lead them, many of whom are long term residents of the communities in which they are employed. The following table lists our “Primary Markets”:
Primary Market	Definition
Jefferson City	Jefferson City, MO MSA
Kansas City	Kansas City, MO-KS MSA; Lawrence, KS MSA
Columbia	Columbia, MO MSA; Mexico, MO MSA; Moberly, MO MSA
St. Louis	St. Louis, MO-IL MSA
Springfield	Springfield, MO MSA
Lake of the Ozarks	Camden County, MO; Miller County, MO; Morgan County MO
Branson	Branson, MO MSA; Stone County, MO
Sedalia	Sedalia, MO MSA
Warrensburg	Warrensburg, MO MSA
Oklahoma	Tulsa, OK MSA; Oklahoma City, OK MSA
Colorado	Denver-Aurora-Centennial, CO MSA; Colorado Springs, CO MSA; Durango, CO MSA

Note: Metropolitan Statistical Areas (“MSAs”) as defined by the United States Office of Management and Budget (OMB). Primary Markets do not include the Naples-Marco Island, FL MSA (our “Naples Market”), where the Company operates one full-service branch.
We are well recognized within our markets for our relationship-based banking model that provides for local, efficient decision-making. Our experienced leaders are fully responsible for providing “legendary” customer service, growing their markets and hiring the necessary talent to achieve those goals. These leaders are empowered to make key local decisions, driving changes they believe are necessary to ensure success in their communities in collaboration with our senior leaders, but in exchange they are held accountable for performance. We believe each of our designated markets is attractive and high performing from a financial and franchise perspective.

Dollars in millions	Total Deposits (as of 12/31/24)	Total Loans (as of 12/31/24)	2024 Return on Average Assets (“ROAA”)	Deposit Market Share	Net Promoter Score(3)	Employee Satisfaction(4)
Missouri Markets:
Jefferson City	$3,254	$1,533	1.79%	56%	73	83%
Kansas City	3,025	2,154	1.95%	3%	69	78%
Columbia	2,733	1,727	2.08%	36%	72	86%
St. Louis	1,864	2,076	1.85%	2%	74	88%
Springfield	1,489	1,305	2.06%	9%	67	85%
Lake of the Ozarks	980	585	2.10%	27%	75	84%
Branson	410	295	2.01%	19%	65	83%
Sedalia	398	265	2.01%	42%	69	75%
Warrensburg	358	196	1.96%	27%	65	100%
Other Primary Markets:
Oklahoma	364	817	1.67%	0%	68	85%
Colorado	99	545	1.33%	0%	79	88%
Consolidated(1)(2)	$14,986	$11,658	1.63%	25%	71	84%

Source: Central Bancompany & S&P Capital IQ Pro
Notes:
(1)
Consolidated deposit market share represents the weighted average value of our deposit market share across each of our Primary Markets and our Naples Market, weighted by the volume of our deposits in those markets. All market share data is sourced from S&P Capital IQ Pro as of June 30, 2024 (most recent publicly available information) and is estimated to give effect to completed transactions through April 18, 2025. Deposit market share figures for each of our Primary Markets that include multiple MSAs or counties represent blended figures for all MSAs or counties included in the definition of each such Primary Market.

(2)
Discrepancies between consolidated deposits and loans and the sum of the 11 Primary Market areas due to deposits and loans in our non-Primary Markets.

(3)
NPS figures are based on most recent annual customer survey and weighted by number of responses for Consumer, Commercial and Wealth lines of business (in the case of Commercial, figure is based on responses from customers who consider the Bank to be their primary financial services provider).

(4)
Employee satisfaction figures represent share of employees who would recommend working at the bank based on most recent annual employee survey.

To serve these communities well, we aim to deliver “Endless Possibilities,” including best-in-class products and services and technologies delivered through our consumer, commercial and wealth management business lines and supported by our technology division to drive customer satisfaction and focus on innovation. Our in-house technology division and innovation teams, together employing approximately 65 programmers and designers, support these business lines and their customer experience objectives. These collective investments have positioned us well, with an average mobile app rating of 4.9/5 on iOS with nearly 50,000 customer ratings (as of April 28, 2025), as a result of nearly 300 mobile functionalities (similar to the largest banks in the U.S., including at least 98% of the features offered by large money center banks, according to FinTech Insights).
Our Markets
We are a super-community bank organized around our 11 Primary Markets, serving 79 communities. Our business is predominantly located in Missouri, a state known for its business-friendly environment, diversified and stable markets, favorable tax regime and convenient location in the central U.S., making it a hub for industries such as transportation, logistics and trade. The markets we operate in have a 5-year weighted average projected population growth of 2.8% versus the median of our peers of 1.9% according to S&P Capital IQ Pro. Similarly, for the same projected period, our markets are expected to have a 8.3% weighted average median household income growth versus 8.1% for our peers. In addition, we are growing our presence in banking markets located throughout the states of Kansas, Oklahoma, Colorado and Florida. As of December 31, 2024, we operate a network of 157 full-service branches across 17 MSAs.

Central Bank began its legacy in 1902 in Jefferson City, MO where we maintain a leading market share. Over our history, we believe our customer-centric approach and commitment to local leadership have bolstered our presence in legacy markets and allowed us to expand our reach into urban, suburban and midsized markets, enabling us to serve a diverse customer base. Our strategic expansion into higher-growth metropolitan areas, like Kansas City, St. Louis, Denver, Tulsa and Oklahoma City, provides access to a broad range of commercial, consumer and government banking opportunities, while enabling us to attract experienced bankers and deepen client relationships. We believe our operations in smaller, stable markets contribute a strong, stable deposit base and customer loyalty. We continue to nurture our long-standing relationships with individuals, businesses, agencies and community organizations in our footprint, which strengthens our ability to fund growth and deepen client engagement, while winning market share over time in both new and legacy markets. Since June 30, 2010, our weighted average market share has increased by approximately 5.0 percentage points despite dislocations from the 2008 financial crisis and the COVID-19 pandemic. Our consolidated weighted average deposit market share of approximately 25% as of June 30, 2024, which is more than twice the median of our peers at approximately 10% according to S&P Capital IQ Pro, has been a testament to our strong franchise and our reputation as a stable and dependable local partner.
The following chart shows the location of each of our 157 full-service branches:
Our Business Lines
Our business model is designed to serve the holistic financial services needs of businesses, individuals, agencies and community organizations within our footprint. Our goal is simple: to provide legendary service to our customers and to be an integral part in the success of our customers and the communities we serve. Our relationship management teams are organized in focused business lines: Consumer Banking, Commercial Banking and Wealth Management.

Consumer Banking
Consumer Banking serves approximately 275,000 households through our network of 157 full-service branches and approximately 1,000 full-time employees as of December 31, 2024. We provide a comprehensive suite of offerings, including a full set of deposit products, state of the art digital banking solutions, a range of consumer lending solutions, including HELOCs, and a wholly-owned credit card portfolio. Our leading mortgage operation offers both standard mortgages with in-house servicing available, typically sold to Freddie Mac, Fannie Mae or private investors, and a range of sophisticated mortgage options, including bridge and portfolio lending, and multiple governmental programs.
Commercial Banking
Through our network of commercial bankers across our footprint, Commercial Banking provides full-service relationship banking solutions to approximately 70,000 small, middle-market and commercial business entities within our markets as of December 31, 2024. Our long-tenured commercial lending teams originate loans to finance a wide range of our customers’ needs, including commercial, small business and government segments, while striving to maintain conservative underwriting standards. Our deposit and cash management solutions feature a full suite of digital-first tools, treasury management services, and innovative payment and card solutions to complement our comprehensive deposit offerings.
Wealth Management
Our Wealth Management line of business is comprised of two platforms: Central Trust Company and Central Investment Advisors, run by a team of more than 150 experienced and highly credentialed professionals, which includes several CFPs, CFTAs, J.D.s, CFAs and CPAs, as of December 31, 2024. Collectively, our Wealth Management businesses managed over $13.5 billion in assets under advice as of December 31, 2024, offering diverse services and delivering tailored investment solutions. Central Trust Company manages approximately $9 billion in assets under advice across a network of nine locations and provides comprehensive wealth management solutions, including: investment management, fiduciary services, retirement planning / employee benefits solutions, financial, estate and tax planning services. Central Investment Advisors, in partnership with LPL Financial, offers traditional brokerage and managed investment solutions, financial and retirement planning, wealth transfer, insurance planning and employee benefits solutions to individuals, families and businesses through a network of 105 locations. We expect that recent private banking hires and a planned private banking product expansion will further enhance our ability to deliver customized financial solutions, driving deeper product penetration for high-net-worth and ultra-high-net-worth clients. We have an estimated $40 billion incumbent opportunity, representing estimated total wealth assets of our existing customers with a banking relationship that they hold with other advisors, based on USA Data and the Company’s internal analysis as of December 31, 2024. Our Wealth Management business generates high net margins, providing stability and enhancing the resiliency of our franchise.
As illustrated in the table below, each of our business lines across Consumer Banking, Commercial Banking and Wealth Management provides strong and stable financial returns and contributes to our overall franchise strength. Our 23% fee income ratio and adjusted fee income ratio (non-GAAP) of 26% for 2024 outpaces that of our peer group’s medians of 18% and 19%, respectively6.

6
The “Fee Income Ratio” is defined as Fee Income divided by the sum of Net Interest Income and Total Other Income. The “adjusted fee income ratio” is a non-GAAP financial measure; refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures Reconciliations” for more information, including a reconciliation to the comparable GAAP measure.

(As at and for the year ended December 31, 2024)	Consumer	Commercial	Wealth	Consolidated(1)
Net Income ($000s)	112,169	226,518	16,791	305,810
Adjusted Net Income ($000s)(2)	—	—	—	333,731
Fee Income Ratio(3)	31.1%	9.7%	100.0%	23.4%
Adjusted Fee Income Ratio(2)	—	—	—	26.4%
ROAA(3)(4)	1.48%	2.73%	—	1.63%
Adjusted ROAA(2)	—	—	—	1.78%
Pre-tax Margin(3)	36.7%	65.9%	32.0%	43.9%
Adjusted Pre-tax Margin(2)	—	—	—	46.1%
Net Promoter Score (NPS)(5)	71	65	88	71
Total Loans ($Bn)	3.3	8.4	—	11.7
Total Deposits ($Bn)	7.7	7.5	—	15.0
Assets Under Advice ($Bn)	—	—	13.5	13.5
Cost of Deposits(3)	0.99%	1.58%	—	1.30%

Notes:
(1)
Consolidated includes corporate and other metrics and eliminations.

(2)
Adjusted Net Income, Adjusted Fee Income Ratio, Adjusted ROAA and Adjusted Pre-tax Margin on a consolidated basis are non-GAAP financial measures; refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures Reconciliations” for more information, including a reconciliation to the comparable GAAP measures.

(3)
For information on how Fee Income Ratio, ROAA, Pre-tax Margin and Cost of Deposits are calculated, refer to “Prospectus Summary—Selected Financial Data.”

(4)
ROAA for the Consumer business line based on average deposits rather than average assets.

(5)
NPS figures are based on most recent annual customer survey and weighted by number of responses for Consumer, Commercial and Wealth lines of business (in the case of Commercial, figure is based on responses from customers who consider the Bank to be their primary financial services provider).

Our Products and Services
As a relationship-focused bank, we combine a broad suite of financial products with advanced technology, delivering a banking experience that we believe rivals the largest institutions while maintaining the personal service of a super-community bank. Our highly rated mobile app is designed to provide seamless access for our customers to a broad array of financial services, including loans, deposit accounts, wealth management and treasury management solutions. Whether serving businesses, consumers or government organizations, our mission is to offer the tools and expertise to help clients manage their financial goals with ease.
Loans and Leases
As a super-community bank, we endeavor to support economic growth in each of the communities in which we operate. This focus aligns our lending activity and growth. We have a highly diversified loan and lease portfolio that has demonstrated steady growth through multiple economic cycles. Our loan and lease portfolio has grown at a 6% CAGR over the last 10 years from December 31, 2014 to December 31, 2024, totaling $11.7 billion as of December 31, 2024. Much of this growth was organic as a result of our strategic focus on local businesses in our core communities, supplemented by the acquisitions of Douglas County Bank, Liberty Bancorp, Platte Valley Bank and several smaller acquisitions. While growing our loan and lease portfolio, we have maintained a conservative approach to underwriting and stringent risk management standards designed to promote pristine asset quality.
We offer a broad range of lending products with a focus on commercial real estate (“CRE”), construction and development (“C&D”), commercial and industrial (“C&I”), multi-family and one-to-four family residential loans in our Primary Markets in Missouri, Kansas, Oklahoma and Colorado. As of December 31, 2024, over 86% of our loans were within our Primary Markets. We deliver these products through a local, relationship-based delivery model emphasizing market level credit authority.

Commercial Real Estate (CRE)
Our commercial real estate business leverages our commitment to relationship lending to support multi-family, non-owner occupied, and owner occupied commercial real estate lending opportunities with properties or sponsors located in our markets. We focus on maintaining a diverse portfolio of commercial real estate property types and locations. Consistent with our conservative underwriting approach and risk management standards, our policy is to limit transaction exposure and require modest leverage profiles and sufficient sponsor recourse across all commercial real estate classes, and we have elevated approval as exposure increases to manage portfolio risk.
As of December 31, 2024, we reported $4,770 million in total commercial real estate loans, consisting of $2,372 million in non-owner occupied CRE, $1,573 million in owner occupied CRE, which includes $307 million of loans secured by farmland, and $826 million in multi-family CRE. Our commercial real estate portfolio remains granular both as a function of transaction size and property type.
Construction and Development (C&D)
We maintain an active lending business in construction and development loans, originating both 1-4 family C&D and commercial C&D loans. Our 1-4 family C&D lending includes both pre-sold and speculative properties. Our commercial C&D loan portfolio includes multi-family, hospitality, office, industrial and retail construction loans.
Our C&D loan balance totaled $867 million at December 31, 2024, of which $315 million was 1-4 family C&D loans and $552 million in commercial C&D loans.
Commercial & Industrial (C&I)
Through our relationship model we seek to cultivate C&I relationships within our markets. We focus on developing comprehensive relationships, including cash management and treasury management services in addition to working capital, equipment, expansion, acquisition and financing needs. Our underwriting focuses on cash flow as our primary source of loan repayment, supplemented by collateral and sponsor support. We manage our exposure levels to any specific industries or individual entity. Our C&I loans totaled $1,875 million in loan balances at December 31, 2024.
Residential Real Estate Lending
We originate and service residential lending products for customers across our markets. Our loan portfolio includes loans secured by residential real estate for both owner-occupied and non-owner occupied 1-4 family properties. Depending on the type and characteristics of each residential real estate loan, we sell residential real estate loans to the Freddie Mac, Fannie Mae or private investors. Our mortgage loan officers originate both saleable and portfolio mortgage products. During 2024, we originated $1,510 million in residential real estate loans, retaining $406 million on our balance sheet.
At December 31, 2024, our 1-4 family residential real estate portfolio totaled $3,140 million in outstanding balances, which includes $349 million in home equity line of credit products.
Consumer Lending
We support our markets by providing a variety of loans and leasing products to individuals, including direct and indirect consumer loans and leases and consumer credit card. Consumer loans are underwritten based on the individual borrower’s income, current debt level, credit score and the underlying collateral, if applicable. We provide risk-based loan terms which consider the product type, tenor collateral and size using standard pricing sheets. Our Consumer loan portfolio totaled $997 million as of December 31, 2024, which includes $680 million in consumer installment loans, $159 million in consumer leases, $94 million in consumer credit card loans, and $65 million in other consumer loans, such as revolving loans and overdraft fees.
Diversified Loan Portfolio
We believe a key component of maintaining strong asset quality includes maintaining and monitoring a well-balanced loan portfolio across our customer segments, our markets and asset classes. Our loan portfolio remains highly diversified across our key operating markets. As a community focused bank we seek to maintain a loan portfolio that is balanced between our Consumer and Commercial lines of business. At December 31, 2024, our loan exposure to Consumer and Commercial customers was 38% and 62%, respectively. Further, our Commercial portfolio is diversified across customers and asset classes.
The following charts illustrate the composition of our loans and our concentrations to total risk-based capital as of December 31, 2024:
Loan Portfolio Concentrations to Total Risk Based Capital

Note: Percentages shown represent loan portfolio balance divided by total risk based capital.

As of December 31, 2024, total CRE and C&D loan balances were $5,638 million, comprised of $867 million in C&D loans, $826 million in multi-family CRE loans, $2,372 million in non-owner occupied CRE loans and $1,573 in owner-occupied CRE loans.
We finance a wide variety of CRE and C&D property types which include multi-family, industrial, retail, hotels, office and self-storage. We monitor our concentrations to these property types against internal limits. The following graphic shows the composition of our CRE (excluding owner-occupied CRE) and C&D portfolio by property type as of December 31, 2024.
CRE (Non-OO) and C&D Portfolio
Deposits
We provide a full range of deposit products to individuals, businesses, governments and community organizations, serving as a primary funding source for the Bank. Our deposit composition is balanced between Consumer (51%) and Commercial (49%, including public funds) as of December 31, 2024. Our product offerings include checking, savings, money market accounts and certificates of deposit, all supported by convenient digital and payment solutions such as debit cards, direct deposit, person-to-person and ACH payments as well as extensive online and mobile banking capabilities. For commercial and government clients, we also offer treasury and cash management solutions to support their liquidity and operational needs.
As of December 31, 2024, we had total deposits of $15.0 billion, comprised of 35% noninterest-bearing accounts, 54% savings and interest-bearing demand deposit accounts, and 11% time deposits. Our deposit base has increased at a CAGR of 7% over the past 10 years from December 31, 2014 to December 31, 2024, representing approximately $7.6 billion of growth over that period. Despite this track record of strong growth, our average deposit size remains smaller, or more “granular,” than our peers’ average deposit size and low-cost. As of December 31, 2024, our average deposits account size was approximately $20,000, below the median of our peers of approximately $38,000. Additionally, our non-time deposits represented 89% of our total deposits, while our total deposit cost was 1.30%, significantly below the median of our peer group of 2.25%.
Acquisition Strategy for Deposits
Our approach to attracting deposits includes conventional marketing initiatives, digital and omni-channel campaigns, and targeted outreach efforts. We actively engage in community events, public relations initiatives and sponsorships to strengthen our presence and generate new account opportunities. Additionally, we execute a structured year-around strategy tailored to both consumer and business deposits, intended to promote sustained growth and long-term deposit stability. Through these efforts, we remain focused on expanding our deposit base while enhancing customer relationships and market reach.

Deposit Composition and Trends Over Time
A key aspect of our business is the growth and stability of deposits, which serve as a key source of funding for our loans and securities. Our long-term strategy of focusing on increasing noninterest bearing deposits has led to us being able to maintain a lower cost of funds compared to peers.
At December 31, 2024, $5.2 billion or 35% of our total deposits were noninterest bearing. Our time deposits were $1.7 billion or 11%, of which 94% have a maturity of one year or less. 51% of our deposits are consumer, and 33% are commercial and the remaining 16% of deposits are public funds. Due to our strategic location in Missouri’s capital city, we operate a sizable government business within our Commercial Banking business line. The government business had $2.4 billion of public funds outstanding at December 31, 2024. Although these funds are contractual in nature, with periodic competitive renewals, our relationship-based banking model has produced long-term relationships (with the largest relationship dating back to at least 1934).
The following charts show our deposit composition as of December 31, 2024 by product type and by line of business, respectively.
Deposit Composition by Product Type as of December 31, 2024
Deposit Composition by Line of Business as of December 31, 2024

The following chart shows the composition of our deposits by product type for the years ended December 31, 2021 to 2024.
Period End Deposit Composition Over Time
($Bn)
As of December 31, 2024, our commercial deposits had an average cost of 0.98%, consumer deposits had an average cost of 0.99% and public funds had an average cost of 3.07%.
	For the Years Ended December 31, 2024
Dollars in thousands	Average Balance	Interest	Yield/Cost
Commercial	$4,906,734	$48,219	0.98%
Consumer	7,579,141	74,797	0.99%
Public Funds	2,193,467	67,415	3.07%
Total Deposits	14,679,343	190,432	1.30%
Wealth Management
Our wealth management offering provides relationship banking, investment and brokerage tools to individual and business clients. We provide investment management, fiduciary services, financial, estate and tax planning services, retirement planning, wealth transfer, insurance planning and employee benefits solutions. We use a fiduciary approach and process intended to help our clients meet and exceed their financial goals and wealth objectives. Collectively, our Wealth Management businesses managed $13.5 billion in assets under advice as of December 31, 2024.
Our Wealth Management business line delivers financial solutions through two primary channels: Central Trust Company and Central Investment Advisors. Collectively, our Wealth Management businesses managed $13.5 billion in assets under advice and is run by a team of more than 150 experienced and highly credentialed professionals, which includes several CFPs, CFTAs, J.D.s, CFAs and CPAs, as of December 31, 2024.
Central Trust Company
Central Trust Company is designed for high-net-worth and ultra-high-net-worth individuals and families with investable assets exceeding $500 thousand. Central Trust Company provides a full suite of financial solutions, including: investment management, fiduciary services, retirement planning and employee benefits solutions, financial, estate and tax planning services. Central Trust Company managed approximately $9.1 billion in assets under advice as of December 31, 2024.
Central Investment Advisors
Central Investment Advisors, in partnership with LPL Financial, offers brokerage and investment advisory services to clients with investable assets ranging from $50 thousand to $500 thousand. Central Investment

Advisors provides traditional brokerage and managed investment solutions, financial and retirement planning, wealth transfer, insurance planning and employee benefits solutions to individuals, families and businesses. As of December 31, 2024, Central Investment Advisors oversaw approximately $4.5 billion in assets under advice and employed 39 financial advisors.
Treasury Management
Our comprehensive treasury management solutions are designed to scale from the smallest business banking clients to our largest commercial and government clients. We offer a full suite of products and services assisting clients with their cash flow and liquidity management, payment and card, reconciliating and fraud management needs. Payable solutions include ACH, wire transfer, commercial cards, business cards, prepaid cards, payroll cards, bill pay, account reconciliation, integrated payables, check issuance and ePayroll. Our payables solutions give our business customers options on how to best deliver their payments depending on speed, choice and efficiency. Receivable solutions include merchant services, ACH, real time payments (“RTP”), wire transfers, remote deposit capture, automated invoicing, lockbox, integrated receivables, and coin and currency. These receivable tolls help reduce days sales outstanding for our customers and allow for quicker receipt of payment. These solutions are paired with our Treasury Management platform that provides detailed information reporting, mobile capabilities, alerting, self-service and ERP integrations to popular accounting systems allowing for simpler account reconciliation.
We are a recognized leader in payment: among other distinctions, for 2023, we were recognized as the 50th largest ACH originator according to a report from Nacha published in March 2024; and the 17th largest corporate card issuer, the 35th largest purchasing and fleet card issuer, and the 48th largest small business credit card issuer according to a Nilson Report published in May 2024. We seek to maintain our leadership through continued investment in emerging technologies, including enabling instant payments through RTP, further strengthening our robust capabilities. Additionally, we are differentiated from similarly sized banks by offering dedicated treasury management solutions tailored for governments, municipalities and associations, much of which we have built with our own technology. We have been consistently recognized as providing one of the best HSA programs in the country and are the 18th largest HSA provider as of June 30, 2024 according to a report from Devenir published in September 2024.
Distribution Channels
Our branch network serves as a key driver for acquiring low-cost deposits, enhancing brand recognition, fostering customer loyalty, originating loans and maintaining strong customer relationships.
In addition, the Bank serves our customers through digital channels. Our proprietary consumer online banking and mobile app has driven both customer acquisition and retention. As of January 31, 2025, over 90% of our consumer checking households were active users of online banking and 85% of these online users also access their accounts through our mobile app. We intend to continue to invest in and upgrade our online platforms to strengthen our distribution channels.
Our Competitive Strengths
We believe the following competitive strengths have consistently contributed to three key areas of our strategy and of our success: high, resilient and growing profitability. Our high profitability profile is supported by our strong market position and granular, low-cost deposit customer franchise, as well as our diversified revenue and fee income profile with an attractive wealth business. Our resiliency is driven by our strong balance sheet and our demonstrated risk management capabilities that provide flexibility to potentially leverage significant excess capital and liquidity. Our growth profile is attributable to our consistent ability to drive operating leverage through organic growth, acquisitions and thoughtful expense management.

High Profitability
Our profitability for the year ended December 31, 2024 was among the highest in our peer group based on various metrics, driven by our granular customer relationships, diversified business model and ongoing disciplined investments. The following table illustrates certain profitability metrics for the year ended December 31, 2024 compared to the peer group median.
	2024Y	Peer Median
Cost of Funds(1)	1.39%	2.37%
Fee Income Ratio(1)	23%	18%
Adjusted Fee Income Ratio(2)	26%	—
Efficiency Ratio(1)	55%	60%
Efficiency Ratio (FTE)(2)	52%	—
ROAA(1)	1.63%	1.00%
Adjusted ROAA(2)	1.78%	—

Source: Central Bancompany and S&P Capital IQ Pro
(1)
For information on how Cost of Funds, Fee Income Ratio, Efficiency Ratio and ROAA are calculated, refer to “Prospectus Summary—Selected Financial Data.”

(2)
Adjusted Fee Income Ratio, Efficiency Ratio (FTE) and Adjusted ROAA are non-GAAP financial measures; refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures Reconciliations” for more information, including a reconciliation to the comparable GAAP measures.

Our culture and business model have helped us produce and maintain this outperformance over time. As demonstrated below, we have consistently maintained an above peer return on average assets through different cycles.
Central Bancompany vs. Peer Median Return on Average Assets Over Time
Strong Market Position and Granular, Low-Cost Deposit Customer Franchise
Our strong market position and granular customer franchise are key strengths. In addition to our consolidated weighted average deposit market share of approximately 25% as of December 31, 2024, our median demand deposit account (“DDA”) and wealth account size was approximately $1,300 for personal DDAs, $4,000 for non-personal DDAs, $64,000 for brokerage accounts and $430,000 for wealth accounts excluding custody accounts and unmanaged accounts. Our consumer accounts are typically smaller, relationship driven and generally supportive of wider profit margins. We have maintained a granular deposit base of 89% non-time deposits, which is above the top quartile of our peers (85%) and the median of our peers (84%), and we have benefited from our ability to maintain a low-cost funding profile through cycles, including a cost of funds at 1.39% compared to the median of 2.37% for our peers in 2024. Our net interest margin of 3.84% was above the median of our peer group net interest margin of 3.22% for the year ending December 31, 2024. Further, we believe our culture of accountability has led to balanced cost discipline, supported our growth and customer experience objectives over time and resulted in strong operating leverage, as evidenced by an efficiency ratio of 55% for the full year 2024. Finally, we have delivered consistent returns over time, with an average return on average assets of 1.42% and an average adjusted return on average total assets (non-GAAP) of 1.47% over the five years ended December 31, 2024.7 The following graph shows our cost of funds compared to our peers for 2019 through 2024.
Central Bancompany vs. Peer Median Cost of Funds Over Time

Source: S&P Capital IQ Pro. Financials per FR-Y-9C regulatory filing for peers.
Note: Costs of Funds Beta is defined as the change in annual cost of funds over the period relative to the end of period change in the Fed Funds target rate.
Diversified Revenue Profile with Attractive Wealth Business
We have a diversified revenue mix with significant fee income contribution that is supported by an attractive wealth management business with $13.5 billion of assets under advice as of December 31, 2024. Our two wealth management platforms, Central Trust Company and Central Investment Advisors, operate in over 100 locations and employ over 150 advisors and professionals as of December 31, 2024, contributing fee income representing 8% of our total revenues for 2024 and growing at approximately 10% annually between 2019 and 2024. Our assets under advice to assets ratio of 70% is over twice the peer median of 27%. Treasury management is another key component of our fee income profile and has represented 6% of our total fee income in 2024.

7
Adjusted return on average total assets is a non-GAAP financial measure; refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures Reconciliations” for more information, including a reconciliation section for additional detail to the comparable GAAP measures.

Fee Income Revenue Breakdown and Net Interest Margin
($MM)
Resilient Profitability
Over the last 123 years of operation, we are proud to have held our position as a trusted institution among our communities and customers, bolstered by our strong balance sheet and prudent risk management.
Strong Balance Sheet with Flexibility to Potentially Leverage Significant Excess Capital and Liquidity
We have continued to maintain a top decile CET1 ratio compared to our peers and a liquid balance sheet. Our capital ratios have consistently been well above regulatory minimums with a CET1 ratio of 23.6% as of December 31, 2024 compared to a peer median of 12.3%. This results in us holding $1.4 billion excess capital relative to that benchmark. Our balance sheet liquidity has also remained robust, with a 78% loan to deposit ratio as of December 31, 2024. We manage our exposure across products, and have manageable exposures to asset classes such as commercial real estate (“CRE”), where our CRE to total risk-based capital (“RBC”) ratio of 134% as of December 31, 2024 was well below that of the peer median of 214%. Our strong liquidity profile is demonstrated by the absence of FHLB advances and brokered deposits, implying a 0% wholesale funding ratio, relative to the peer median of 5.2% as of December 31, 2024. Additionally, our liquidity, measured by our cash and securities to total assets ratio of 36% as of December 31, 2024, exceeded the peer median of 22%. We maintain a strong focus on interest rate risk, as demonstrated by our consistent growth in net interest income through recent rate cycles. The strength of our balance sheet from both a capital and a liquidity perspective enables us to maintain operational and investment flexibility, including the ability to pursue organic and inorganic growth opportunities, or capital return alternatives.
	Central	Peer Median
CET1 Ratio %	23.6%	12.3%
Total RBC Ratio %	24.9%	14.6%
(FHLB Advances + Brokered Deposits) / Total Assets %	0.0%	5.2%
Liquidity / Total Deposits %(1)	20%	15%
Uninsured and Uncollateralized Deposits / Total Deposits %(2)	23%	33%
CRE / RBC %	134%	214%
NPAs / Assets %	0.23%	0.46%

Source: S&P Capital IQ Pro. As of December 31, 2024.
(1)
Liquidity defined as cash and balances due plus unencumbered securities. Unencumbered securities defined as total securities less pledged securities.

(2)
Uninsured and uncollateralized deposits reflect bank-level uninsured deposits less bank-level preferred deposits.

Investment Activities
As of December 31, 2024, the amortized cost of our investment portfolio totaled $5.8 billion, and the fair value of our investment portfolio totaled $5.7 billion. The average tax-equivalent yield was 3.49% for the year ended December 31, 2024. As of December 31, 2024, approximately 98% of our investment portfolio was comprised of securities guaranteed by the U.S. government, its agencies, or sponsored enterprises, including 35% agency retail mortgage-backed securities, 31% agency commercial mortgage-backed securities and 22% Treasuries, with the balance in SBA, municipal, corporate and other securities. Available-for-sale securities represented 99.1% of our total portfolio.
Our current investment strategy is designed to optimize the balance among the primary objectives of our portfolio, which include the following:
•
Provide a means to profitably invest the portion of the Company’s funds not required to fund the Company’s assets.

•
Provide stored liquidity through investment in primarily liquid securities that can be easily converted to cash through sale from the available-for-sale portfolio, sale with agreement to repurchase or pledging to support advances from the FHLB.

•
Optimize the trade-offs between income generation (not only for the current year, but also future years) and risk, while satisfying current and future liquidity needs.

•
Provide a source of collateral to secure deposits of public-fund accounts and for customer repurchase agreements.

•
Support the Company’s overall asset/liability management objectives, specifically with regard to interest rate risk.

We invest primarily in securities guaranteed by the U.S. government, its agencies, or sponsored enterprises. We generally target securities with durations between 3.0-4.5 years with low to no convexity. The estimated duration of our investment portfolio was 2.6 years. Duration measures how sensitive a security’s value is to changes in interest rates. A security’s duration may change as interest rates change, and convexity measures how sensitive a security’s duration is to changes in interest rates. For a security with low or no convexity, we would expect the duration of the security to remain approximately constant in response to small changes in interest rates.
Demonstrated Risk Management Capabilities
We have maintained consistent profitability over our 123-year history, including during the Great Depression. During the 2008 financial crisis, our annual ROAA did not go below 1.02%. During the liquidity crisis of

2023, we earned record profits. We believe our customers have sought the safety of our balance sheet amid periods of economic uncertainty. The trust our customers have placed in our Company, as demonstrated by our average deposit customer tenure of 13 years, speaks to the resiliency of our business model and prudence of our risk management practices. The ongoing management of our credit, liquidity and interest rate risks over time have resulted in a long history of resilient profitability.
Our credit quality is robust, with 0.23% nonperforming assets (“NPAs”) to total assets ratio compared to the peer median of 0.46% as of December 31, 2024, and an average net charge-offs (“NCOs”) to average loans ratio of 0.09% that was 6 basis points below the median of our peer group over the last five-year period ended December 31, 2024. Despite strong credit, as of December 31, 2024, we maintained a 1.32% reserves to loans ratio (compared to a 1.20% peer median).
Central Bancompany vs. Peers NPAs / Assets and Reserves / Loans as of December 31, 2024

Source: S&P Capital IQ Pro
Credit Risk Management
Our objective is to maintain a high degree of credit quality, support the customers and communities we serve, and achieve our objectives for profitability and liquidity. Maintaining strong credit quality is essential to the viability of our business model. Through our business activities we recognize and seek to mitigate three primary types of credit risk: default risk, concentration risk and systemic risk. Managing credit risk is a continuous, enterprise-wide initiative that starts with our local market bankers and leaders as our first line of defense. We leverage the strength of our bankers across markets to manage and limit risk taking complemented by our comprehensive credit policy and underwriting standards. To help ensure we balance market level support while maintaining a diversified portfolio, we impose market level approval limits and industry, asset and geographic limits.
To manage and enforce our portfolio metrics and diversification targets our Credit Committee, our second line of defense, meets periodically to evaluate credit risk migration, new business activities, stress-test activities, evaluate credit policy changes and approve or modify market lending authorities.
Our internal loan review department, our third line of defense, serves as an independent function to evaluate effective underwriting and application of credit policy in both origination and portfolio management.
Credit Approval Process & Market Level Authority
Our market-based decision model authorizes each market to evaluate and approve lending opportunities within their markets, commensurate with the credit dynamics of the market. We believe this market autonomy allows for both responsiveness to opportunities in the market and better control of the outcomes. We monitor new loan activity across all markets through our monthly credit committee. If proposed loan exposures exceed the market level authority, our Large Loan Approval Committee convenes to review and consider approval. The Large Loan Approval Committee is comprised of senior executives and business leaders from our Bank and certain markets. This committee is chaired by our Chief Credit Officer. Our Large Loan Approval Committee is authorized to approve loan relationships up to a threshold established by our Credit Committee, and any relationship request exceeding this level is adjudicated by the Credit Committee.
We balance our decentralized decision model with a comprehensive loan policy and standard underwriting process for commercial loans.
Our strong risk management practices have helped us navigate multiple economic cycles while continuing to deliver best-in-class service to our customers. As shown below, we have demonstrated superior credit quality during the Great Recession with peak annual NCOs significantly below our peers. We continued to maintain no wholesale funding exposure through the liquidity events of 2023 and have continuously grown Net Interest Income (“NII”) throughout rate cycles.
Central Bancompany vs. Peer Median
Historical NCOs to Average Loans

Source: S&P Capital IQ Pro
Central Bancompany Wholesale Funding Reliance
(FHLB Advances + Brokered Deposits) / Total Assets vs. Peers
	2021	2022	2023	2024
Central	0.02%	0.01%	0.00%	0.00%
Peer Median	1.67%	6.69%	6.68%	5.20%

Source: S&P Capital IQ Pro. Financial data as of December 31, 2024. Peer data reflect FR Y-9C financials.
Despite changes in the broader interest rate environment, we have maintained consistent net interest income growth over the last five years. By comparison, only eight banks in our peer group of 50 banks have consistently grown net interest income in each year over the last 5 years through 2024.

The following chart shows our net interest income compared to the average effective fed funds rate for each year between 2019 and 2024:
Central Bancompany Net Interest Income vs. Average Effective Fed Funds Rate

Source: Average fed funds rate is the daily average effective federal funds rate over the course of each year
The following chart shows the number of our peer banks that have had five or more years of consecutive years of net interest income growth through 2024:
Percentage Breakdown of Consecutive Years of Net Interest Income Growth

Source: S&P Capital IQ Pro, as of December 31, 2024
Growing Profitability
Since our first acquisition in 1972, we have generally enjoyed consecutive increases in net income, and through year-end 2024 we have grown net income at a 10% CAGR. We have achieved these impressive results by remaining committed to our proven community banking strategy and by realizing operating leverage as we work to continuously gain market share through customer and bank acquisitions.
We have been able to consistently grow the number of households we serve and believe we have the ability to continue to do so at a greater rate than our peers. We have complemented our organic growth with 47 acquisitions over the last 52 years.

Consistent Earnings Growth Resulting from Commitment to Operational Excellence
Our business has demonstrated consistent earnings growth through a strong return profile over periods of economic cycles. This performance has delivered 8% net income CAGR over the last five completed years and 10% annual adjusted net income (non-GAAP) CAGR,8 driven by operating leverage arising through organic growth, acquisitions and prudent expense management. Furthermore, we believe that margin expansion from redeploying maturing fixed rate loans and adjustable-rate mortgages ($2.0 billion and $1.7 billion maturing in 2025 and 2026, respectively, with roll off yield of nearly 6% and in excess of 5%, respectively) and securities ($1.3 billion and $0.9 billion maturing in 2025 and 2026, respectively, with roll off yield of approximately 2% and 3%, respectively) will provide further earnings upside in the near term. The following chart shows the CAGR of our net income since 1972 (the earliest year for which holding company financial statements are available):
Central Bancompany Net Income Over Time
($MM)

8
“Adjusted net income” is a non-GAAP financial measure; refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures Reconciliations” for more information, including a reconciliation to the comparable GAAP measure.

Experienced Acquirer That Is Well-Positioned for Future M&A Growth
The strength of our business is complemented by half a century of inorganic growth, resulting in 47 acquisitions over the last 52 years. We believe that the combination of this acquisition experience, our senior leadership expertise, our abundant capital and the compelling proposition we offer potential partners, position us well to continue and expand upon our historic acquisition successes. Within our current acquisition target markets of St. Louis, Kansas City, Oklahoma, Colorado and Texas alone, there is a large opportunity set of potential acquisitions of more than 700 banks smaller than us by assets that hold more than $500 billion of deposits as of year-end 2024. We also expect to consider attractive opportunities outside of our current target markets.
Assets Acquired Over Time—47 Banks Acquired Since 1972
($Bn)

Our Strategic Growth Plans
We believe our competitive strengths supported by our strong culture and consistent strategic execution have driven the success of our franchise to date. Our superior profitability is supported by our strong market position, granular and low-cost deposit customer base, our diversified revenue and fee income profile with an attractive wealth business, and our strong balance sheet and demonstrated risk management capabilities that provide flexibility to leverage significant excess capital and liquidity. We outpace our peers by a wide margin on many related metrics, as demonstrated by our top quartile performance shown in the chart below as of and for the year ended December 31,2024:

Notes
(1)
Adjusted Fee Income Ratio, Adjusted ROAA and Adjusted Pre-tax Margin are non-GAAP financial measures; refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures Reconciliations.”

We are currently executing on our latest strategic plan, which we call “The Road Ahead,” initiated in 2022. This plan aims to maintain our historic track record of profitable growth by focusing on our existing core competencies to drive customer growth, deepening our customer relationships and associated fee income, and deploying our capital into larger strategic acquisitions. We have made substantial progress against these goals and continue to invest in new capabilities across our business lines to ensure we remain on track.
•
Customer growth and operational efficiency:   Over the past three years, we have built six new branches in our efforts to expand our footprint in Oklahoma, Colorado and Florida and grow our customer base. To maximize our operational efficiency, we closed three branches in well-served markets. Over the next few years, we intend to expand our coverage in attractive metro opportunities with new branches planned for Greater St. Louis, Kansas City Metro and Denver, CO.

•
Deepen customer relationships:   We believe that our reputation, expertise and customer-centric banking model enable us to further penetrate our existing customer base. We look to leverage our relationships with existing customers by cross-selling existing and new capabilities. We have made recent hires in both private banking and treasury management to facilitate these efforts. We have identified approximately $40 billion of high-net-worth customer wealth assets of our existing customers with a banking relationship that they hold with other advisors, based on USA Data and the Company’s internal analysis as of December 31, 2024, and our primary markets show significant opportunity for increased treasury management activities. We intend to continue to capitalize on opportunities to capture more business from existing customers throughout our banking network.
•
Acquisitions:   Over the last few years, we have developed relationships with a wide array of potential partners and have passed on several opportunities that did not meet our deal parameters. We believe we are well positioned to move quickly when suitable opportunities arise. Our balance sheet position with excess capital and liquidity provides us with flexibility when considering potential acquisition opportunities.

This offering is intended to facilitate our acquisition efforts. As we have grown larger, so have our target acquisitions and our potential partners’ preference for stock consideration. Our private company status has slowed our desired acquisition pace. We believe the combination of a liquid public stock and our significant efforts over the last several years to cultivate relationships with high-quality potential partners will position us to substantially accelerate our deployment of capital. For example, as described above, as of December 31, 2024, our CET1 capital was $1.4 billion higher than it would have been if we maintained a CET1 capital ratio equal to the median of our peer group, and if we fully deployed this $1.4 billion of excess capital relative to peers on cash bank acquisitions, as of December 31, 2024 we estimate it could add more than $100 million in incremental net earnings per year, (assuming a 14% after-tax return on invested capital and foregoing 4% pre-tax interest on cash balances, or 3% on an after-tax basis based on a 23.4% effective tax rate). Our targeted potential acquisition partners are generally high-quality banks with demonstrated track records of operational and financial performance, have strong management teams, and are generally located in faster growing states, including Texas, Colorado and Oklahoma. Our key M&A financial parameters include EPS accretive transactions with return on invested capital that exceeds 10%.
Competition
We face competitive pressures from other local regional banks, large national banks, credit unions and digital-only banks. In addition, we compete against mortgage and consumer finance companies, trust companies and brokerage firms, and emerging fintechs.
We believe our advantage is strong local relationships and personalized services, commitment to technological innovation and brand recognition within the communities we serve. We intend to continue to strengthen our product offering to address the evolving financial landscape and broaden our services through branch and ATM expansion.
Employees
As of December 31, 2024, we had approximately 3,073 employees, comprised of 2,782 full-time employees and 291 part-time employees. None of our employees are parties to a collective bargaining agreement. We maintain a positive and collaborative relationship with our employees, which has helped us avoid any interruptions due to labor disagreements.
We strive to attract and retain strong talent by providing a variety of benefits and services as well as cultivating an inclusive, safe and healthy workplace. We provide a competitive compensation and benefits program to help meet the needs of all our employees, recognizing their varying needs. In addition to salaries, these programs include annual bonus opportunities, a 401(k) plan with an employer matching contribution, healthcare and insurance benefits, flexible spending accounts, paid time off including family leave and an employee assistance program. We also invest in the growth and development of our employees by providing a multi-dimensional approach to learning designed to empower, intellectually grow, and professionally develop our colleagues. In particular, we not only provide a number of in-house learning opportunities but also facilitate the educational and professional development of our employees through support to attend conferences and obtain degrees, licenses and certifications.

Our employees consistently strive to make a positive difference in the communities we serve. Our employees have taken an active interest in sharing talents in their communities through volunteer activities in financial education, economic development, human and health services, community reinvestment. Recently, we implemented a program to better track, recognize and reward all community hours served in other areas to celebrate the broad reach our employees have on our communities. In 2024 alone, our employees logged over 20,000 hours serving every community in which we reside.
Properties
Our Corporate headquarters is located at 238 Madison St, Jefferson City, MO. In addition, we operate 157 full-service branch offices as of December 31, 2024, the majority of which are in Missouri and Kansas. Additional branches are located in Oklahoma, Illinois and Colorado, and we have one branch in Florida. Currently, 21 of our branches (13% of our branch network) are leased. We regularly evaluate our branch network, in order to enter new markets or expand our community presence where there is opportunity while pivoting away from less productive locations.
Legal and Regulatory Proceedings
The Company and its subsidiaries are defendants in various claims, legal actions and complaints arising in the ordinary course of business. We are not currently party to any legal or regulatory proceedings the resolution of which we believe would have a material adverse effect on our business, results of operation, of financial condition. See Note 15, “Commitments, Contingencies, and Guarantees” to our consolidated financial statements and the notes thereto included elsewhere in this prospectus for further information regarding our legal and regulatory proceedings.

SUPERVISION AND REGULATION
The Company and the Bank are subject to extensive regulation under federal and state law. The following information describes certain aspects of that regulation applicable to the Company and the Bank and does not purport to be complete. The costs of compliance with the regulatory regime and supervisory framework applicable to the Company and the Bank are significant. The level of regulation and oversight over financial services activities, including the regulatory enforcement environment applicable to banks and bank holding companies, has in the past increased and may in the future increase. The laws, regulations and supervisory guidance applicable to the Company and the Bank are subject to frequent and ongoing change. A change in applicable laws, regulations or policies, or a change in the way such laws, regulations, or policies are interpreted or enforced by regulatory agencies or courts, may have a material impact on the business, operations, and earnings of the Company and the Bank. The likelihood and timing of any future changes, and the effect of such changes on the Company and the Bank, are not determinable at this time with any degree of certainty.
Central Bancompany, Inc.
The Company is a bank holding company organized under the laws of Missouri within the meaning of the BHC Act, and is registered as such with the Federal Reserve. As a bank holding company, the Company is subject to supervision, regulation, and examination by the Federal Reserve and the Missouri Division of Finance and is required to file various reports with the Federal Reserve. The Federal Reserve possesses extensive authority to take formal or informal corrective or enforcement actions against the Company if it were to take the position that we have violated any law or regulations or have engaged in any unsafe or unsound practice.
Under the BHC Act, a bank holding company may elect to become a financial holding company and thereby engage in a broader range of financial and other activities than are permissible for traditional bank holding companies. The Company has not elected to become a financial holding company.
The Central Trust Bank
The Bank is a Missouri-chartered trust company with banking powers and a Federal Reserve state member bank. Accordingly, the Bank is subject to supervision, regulation and oversight by the Federal Reserve and the Missouri Division of Finance. Because the Bank accepts insured deposits from the public, it is also subject to additional regulatory oversight by the FDIC.
Depository institutions, including the Bank, are subject to extensive federal and state regulations that significantly affect their businesses and activities. Regulatory bodies have broad authority to implement standards and initiate proceedings designed to prohibit depository institutions from engaging in unsafe and unsound banking practices. The standards relate generally to capital adequacy, asset quality, management capacity, earnings, liquidity, sensitivity to market risk and various other factors. The bank regulatory agencies are authorized to take action against institutions that fail to meet such standards. In states where the Bank accepts government deposits, we may also be subject to additional oversight by the applicable state bank regulatory agency.
The Bank is authorized to perform a range of fiduciary services, including the management and administration of trusts, settlement of estates and wealth management. The Bank’s fiduciary activities are currently performed through its Central Trust Company division. Some states have physical presence requirements for trust services, and the interplay between federal and state regulations in this area continues to evolve.
In addition, the Bank maintains a partnership agreement with LPL Financial LLC (“LPL”), which offers securities and advisory service to the Bank’s clients through its Central Investment Advisors division. Insurance products are also offered through LPL or its licensed affiliates. LPL is not affiliated with us. Neither Central Trust Company nor Central Investment Advisors is an investment adviser or a broker-dealer registered with the SEC or subject to its regulation.
Further, the Bank directly provides certain investment advisory services to a limited group of institutional clients. In connection with such investment advisory services, the Bank is a registered investment adviser subject to the regulation and periodic examination by the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Advisers Act imposes numerous obligations on registered investment advisers, including compliance with the anti-fraud provisions of the Advisers Act and fiduciary duties arising out of those provisions.
Deposit Insurance
The deposits of the Bank are insured by the FDIC to the extent provided by law. Accordingly, the Bank is also subject to regulation by the FDIC. The Bank is subject to deposit insurance assessments to maintain the DIF of the FDIC. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank’s capital level and supervisory rating and certain financial measures to assess an institution’s ability to withstand asset-related stress and funding-related stress. The risk matrix utilizes four risk categories which are distinguished by capital levels and supervisory ratings. In addition, the FDIC must recover, by special assessment, losses to the DIF as a result of the FDIC’s use of the systemic risk exception to the least cost resolution test under the Federal Deposit Insurance Act (“FDIA”).
In October 2022, the FDIC adopted a final rule to increase base deposit insurance assessment rate schedules uniformly by two basis points beginning in the first quarterly assessment period of 2023. The increase was instituted to account for extraordinary growth in insured deposits during the first and second quarters of 2020, which caused a substantial decrease in the “designated reserve ratio” of the DIF to total industry deposits. The FDIC has indicated that the new assessment rate schedules will remain in effect until the DIF reserve ratio meets or exceeds 2%. In the years ended December 31, 2024 and December 31, 2023, the Company recorded expense of $4.8 million and $4.6 million, respectively, for FDIC insurance premiums.
In November 2023, the FDIC adopted a rule to recover, by special assessment, losses to the FDIC deposit insurance fund as a result of the FDIC’s use, in March 2023, of the systemic risk exception to the least-cost resolution test under the FDIA in connection with the receiverships of certain regional banks. Under the rule, the assessment base is the estimated uninsured deposits that an insured depository institution reported as of December 31, 2022, excluding the first $5 billion in estimated uninsured deposits. The special assessments will be collected at an annual rate of approximately 13.4 basis points per year (3.36 basis points per quarter) over eight quarters in 2024 and 2025, with the first assessment period beginning January 1, 2024. Because the estimated loss pursuant to the systemic risk determination will be periodically adjusted, the FDIC retains the ability to cease collection early, extend the special assessment collection period and impose a final shortfall special assessment on a one-time basis. In June 2024, the FDIC announced that it projects that the special assessment will be collected for an additional two quarters beyond the initial eight-quarter collection period, at a lower rate. As a result of the special assessment, we accrued $1.1 million during the fourth quarter of 2023 and $266 thousand for the year of 2024.
Capital Requirements
The Company and the Bank are each required to comply with applicable capital adequacy standards established by the Federal Reserve (the “Basel III Capital Rules”). The Basel III Capital Rules require the Company and the Bank to maintain the following:
•
A minimum ratio of total capital to risk-weighted assets of at least 8.0%;

•
A minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%;

•
A minimum ratio of CET1 capital to risk-weighted assets of at least 4.5%; and

•
A minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average consolidated assets as reported on consolidated financial statements (known as the “leverage ratio”).

In addition to these minimum regulatory capital ratios, the Basel III Capital Rules establish a capital conservation buffer with respect to the first three ratios listed above. Specifically, banking institutions must hold CET1 capital in excess of their minimum risk-based capital ratios by at least 2.5% of risk-weighted assets in order to avoid constraints on capital distributions, including dividends and share repurchases, and certain discretionary executive compensation. The severity of the constraints depends on the amount of the shortfall and the institution’s “eligible retained income” (that is, the greater of (i) net income for the preceding four quarters, net of distributions and associated tax effects not reflected in net income and (ii) the average net income over the preceding four quarters).

Failure to meet statutorily mandated capital guidelines or more restrictive ratios separately established for a financial institution could subject us to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting or renewing brokered deposits, limitations on the rates of interest that the institution may pay on its deposits and other restrictions on its business. As described below, significant additional restrictions can be imposed on the Bank if it were to fail to meet applicable capital requirements.
As of December 31, 2024, our total risk-based capital ratio is 24.88%, our Tier 1 capital ratio is 23.63%, our CET1 capital ratio is 23.63%, and our leverage ratio is 15.69%. As of December 31, 2024, the Bank’s total risk-based capital ratio is 13.81%, its Tier 1 risk-based ratio is 12.56%, its CET1 capital ratio is 12.56%, and its leverage ratio is 8.33%.
Prompt Corrective Action
The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) establishes a regulatory scheme, which ties the level of supervisory intervention by bank regulatory authorities primarily to a depository institution’s capital category. Among other things, FDICIA authorizes regulatory authorities to take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.
The current prompt corrective action requirements for an institution to be “well-capitalized” is a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 8% or greater, a CET1 ratio of 6.5% or greater and a Tier 1 leverage ratio of 5% or greater. The Bank exceeded the thresholds to be considered well capitalized as of December 31, 2024. Well-capitalized institutions are permitted to engage in a wider range of banking activities, including among other things, the accepting of “brokered deposits,” and the offering of interest rates on deposits higher than the prevailing rate in their respective markets.
If an institution is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized, it is required to submit a capital restoration plan to its appropriate federal bank regulatory agency. For such capital restoration plan to be accepted by the appropriate federal bank regulatory agency, a bank holding company must guarantee that a subsidiary depository institution will comply with its capital restoration plan, subject to certain limitations and must provide assurances of performance. The obligation of a controlling bank holding company under the FDIA to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets or the amount required to meet regulatory capital requirements. If a depository institution fails to submit an acceptable capital restoration plan or fails to implement an approved plan, it is treated as if it is significantly undercapitalized. FDICIA imposes restrictions and prohibitions on institutions that are undercapitalized, significantly undercapitalized or critically undercapitalized with respect to, among other things, asset size, acquisitions, establishing branches, engaging in new activities, capital distributions and transactions with affiliates.
Resolution and Related Matters
If an insured depository institution such as the Bank were to become insolvent or if other specified events were to occur relating to its financial condition or the propriety of its actions, the FDIC may be appointed as conservator or receiver for the institution. In that capacity, the FDIC would have the power to (1) transfer assets and liabilities of the institution to another person or entity without the approval of the institution’s creditors, (2) require that its claims process be followed and to enforce statutory or other limits on damages claimed by the institution’s creditors, (3) enforce the institution’s contracts or leases according to their terms, (4) repudiate or disaffirm the institution’s contracts or leases, (5) seek to reclaim, recover, or recharacterize transfers of the institution’s assets or to exercise control over assets in which the institution may claim an interest, (6) enforce statutory or other injunctions, and (7) exercise a wide range of other rights, powers, and authorities, including those that could impair the rights and interests of all or some of the institution’s creditors. In addition, the administrative expenses of the conservator or receiver could be afforded priority over all or some of the claims of the institution’s creditors, and under the FDIA, the claims of depositors (including the FDIC on behalf of depositors) would enjoy priority over the claims of the institution’s unsecured creditors.

Dividends
The principal source of our liquidity is dividends from the Bank. The prior approval of the Federal Reserve is required if the total of all dividends declared by a state-chartered member bank in any calendar year would exceed the sum of the bank’s net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus or to fund the retirement of preferred stock. Federal law also prohibits a state-chartered member bank from paying dividends that would be greater than the bank’s undivided profits.
We and the Bank are also subject to limitations under Missouri law regarding the level of dividends that may be paid. The GBCL provides that a Missouri corporation, such as the Company, may pay dividends or repurchase its shares only if the net assets of the corporation are no less than its stated capital and the payment or repurchase will not reduce the net assets of the corporation below its stated capital. In addition, under Missouri law, the Bank may only pay dividends from certain undivided profits and may not pay dividends if its capital is impaired. Limitations on our ability to receive dividends from the Bank could have a material adverse effect on our liquidity and ability to pay dividends on its common stock or interest and principal on its debt, and ability to fund purchases of its common stock.
In addition, we and the Bank are subject to other regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank holding company or a bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The appropriate federal regulatory authorities have stated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings.
Permitted Activities
As a bank holding company, the Company is limited generally to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Other than its ownership and management of the Bank, the Company does not engage in any other material business.
Subject to any applicable federal requirements, the Bank is authorized to engage in activities permissible for Missouri-chartered trust companies with banking powers. Under Missouri banking laws, the Bank may generally engage in a broad range of enumerated banking activities and exercise all powers necessary, proper or convenient to those activities and any powers incidental to the business of banking. Permitted activities include, among other things, accepting deposits; lending money on personal and real estate security; issuing letters of credit; buying, selling and negotiating bonds, commercial papers and other forms of indebtedness; buying and selling investment securities; receiving money in trust; accepting and executing trusts; and acting as trustee, personal representative, conservator or any other like fiduciary capacity. Subject to certain conditions, Missouri law also permits Missouri-chartered trust companies with banking powers, such as the Bank, to engage in additional activities if those activities are permissible for a national bank operating in Missouri.
Banking Acquisitions; Changes in Bank Control
The BHC Act requires, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. In determining whether to approve a proposed bank acquisition, the Federal Reserve will consider, among other factors, the effect of the acquisition on competition, the effect of the transaction on the convenience and needs of the community to be served, and the projected capital ratios and levels on a post-acquisition basis, as well as the acquiring institution’s performance under the CRA and its compliance with fair housing and other consumer protection laws.

In addition, Section 18(c) of the FDIA, commonly known as the “Bank Merger Act,” requires the prior written approval of the Federal Reserve before any state member bank may (i) merge or consolidate with, (ii) purchase or otherwise acquire the assets of or (iii) assume the deposit liabilities of another bank if the resulting institution is to be a state member bank. In determining whether to approve a proposed merger transaction, the Federal Reserve must consider the effect on competition, the financial and managerial resources and future prospects of the existing and resulting institutions, the convenience and needs of the communities to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combating money-laundering activities. In addition, the Bank Merger Act applies to (i) mergers or consolidations with, (ii) the assumption of deposit or similar liabilities of or (iii) transfer of assets to any non-insured institutions.
In acting on any application by a banking organization to make an investment or acquisition subject to its approval, federal bank regulatory agencies have substantial discretion in whether or not to grant any approval or non-objection. If the Company or the Bank were to fail to meet certain regulatory criteria or expectations, it could have a material negative effect on the Company’s or the Bank’s ability to obtain the approvals and non-objections necessary to engage in investments or acquisitions.
Subject to certain exceptions, the BHC Act and the Change in Bank Control Act, together with their applicable regulations, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring “control” of a bank or bank holding company. Control exists if an individual or company acquires the power, directly or indirectly (including, in the case of the Bank, through us), to direct the management or policies of an insured depository institution or to vote twenty-five percent (25%) or more of any class of voting securities (including, in the case of the Company, our Class A common stock) of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires ten percent (10%) or more but less than twenty-five percent (25%) of any class of voting securities (including, in the case of the Company, our Class A common stock) of an insured depository institution and either the institution has registered its securities with the SEC under Section 12 of the Exchange Act, or no other person will own a greater percentage of that class of voting securities immediately after the acquisition.
Missouri law also generally prohibits any bank holding company from acquiring ownership or control of any depository financial institution that has Missouri deposits, such as the Bank, if the qualifying deposits in Missouri controlled by such bank holding company after the acquisition would exceed 13% of all qualifying Missouri deposits in total.
Source of Strength
Federal Reserve policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) codified this policy as a statutory requirement. Under this requirement, the Company is expected to commit resources to support the Bank, including at times when the Company may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.
Safety and Soundness Standards
The FDIA requires the federal banking agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits, and such other operational and managerial standards as the agencies deem appropriate. Federal banking agencies adopted the Interagency Guidelines for Establishing Standards for Safety and Soundness. Such guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. In general, these guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. These guidelines also prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder.
The federal bank regulatory agencies have released a statement entitled “Interagency Statement on Prudent Risk Management for Commercial Real Estate Lending” (the “CRE Guidance”). In the CRE Guidance, the federal banking regulators (i) expressed concerns with institutions that ease commercial real estate underwriting standards, (ii) directed financial institutions to maintain underwriting discipline and exercise risk management practices to identify, measure and monitor lending risks and (iii) indicated that they will continue to pay special attention to commercial real estate lending activities and concentrations going forward. The bank regulatory agencies also previously issued guidance, entitled “Interagency Guidance on Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices,” which stated that an institution is potentially exposed to significant commercial real estate concentration risk, and should employ enhanced risk management practices, where (1) total commercial real estate loans, excluding owner-occupied commercial real estate, represent 300% or more of its total capital and (2) the outstanding balance of such institution’s commercial real estate loan portfolio has increased by 50% or more during the prior 36 months. As of December 31, 2024, total commercial real estate loans, excluding owner-occupied commercial real estate, and construction and development loans represent 131.8% of our total capital and the outstanding balance of our commercial real estate loan portfolio has not increased by 50% or more during the prior 36 months.
In addition, the federal bank regulatory agencies have adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the banking regulator must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution may be subject under the FDIA. If an institution fails to comply with such an order, the banking regulator may seek to enforce such order in judicial proceedings and to impose civil money penalties.
Transactions with Affiliates
Sections 23A and 23B of the Federal Reserve Act and Regulation W establish certain quantitative limits and other requirements for loans, purchases of assets, and certain other transactions between the Bank and its “affiliates,” including the Company. Among other requirements, loans or extensions of credit to, or other covered transactions with, an affiliate, to the extent permitted, must be on terms and conditions that are substantially the same, or at least as favorable to the Bank, as those prevailing for comparable nonaffiliated transactions.
Loans to executive officers, directors, or any person who, directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank and their related interests, are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulation (Regulation O). Among other things, these loans must be made on terms (including interest rates charged and collateral required) substantially the same as those offered to unaffiliated individuals or be made as part of a benefit or compensation program and on terms widely available to employees, and must not involve a greater than normal risk of repayment. In addition, the amount of loans a bank may make to these persons is subject to both quantitative limits and procedural requirements. Missouri law generally incorporates the requirements of Regulation O for purposes of state law limitations on lending to officers and directors.
Consumer Financial Protection
The Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. Among the more prominent of such laws and regulations are the Truth in Lending Act, the Home Mortgage Disclosure Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Right to Financial Privacy Act and the Fair Housing Act. Our consumer-oriented activities are also subject to various state and local consumer protection laws. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.
The Dodd-Frank Act centralized responsibility for consumer financial protection by creating the CFPB and giving it responsibility for implementing, examining and enforcing compliance with federal consumer protection laws. The CFPB has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans, and credit cards. The CFPB’s functions include investigating consumer complaints, rulemaking, supervising and examining banks’ consumer transactions, and enforcing rules related to consumer financial products and services. Banks with more than $10 billion in assets, such as the Bank, are subject to supervision by the CFPB with respect to these federal consumer financial laws. However, state and local authorities are responsible for implementing, examining and enforcing compliance with state and local consumer protection laws, which may be stricter than federal laws, including CFPB rules. In addition, the Dodd-Frank Act allows state attorney generals to enforce compliance with federal consumer laws and regulations in certain circumstances.
Regulation Z, the implementing regulation of the Truth in Lending Act, requires mortgage lenders to make a reasonable and good faith determination, based on verified and documented information, that a consumer applying for a residential mortgage loan has a reasonable ability to repay the loan according to its terms. These rules prohibit creditors, such as the Bank, from extending residential mortgage loans without regard for the consumer’s ability to repay and add restrictions and requirements to residential mortgage origination and servicing practices. In addition, these rules restrict the imposition of prepayment penalties and restrict compensation practices relating to residential mortgage loan origination.
In March 2023, the CFPB issued a final rule amending Regulation B, the implementing regulation of the Equal Credit Opportunity Act. Covered financial institutions are required to collect and report to the CFPB data on applications for credit for small businesses, including those that are owned by women or minorities. The rule also addresses the CFPB’s approach to privacy interests and the publication of data, shielding certain demographic data from underwriters and other persons, record-keeping requirements and enforcement provisions. A court has stayed the rule pending resolution of a lawsuit challenging the rule for the plaintiffs and intervenors in that lawsuit, including the Bank.
Under the Dodd-Frank Act, the Federal Reserve adopted rules applicable to banks with $10 billion or more in assets, such as the Bank, that establish standards for debit card interchange fees and prohibit network exclusivity and routing restrictions. These rules establish a maximum permissible interchange fee for many types of debit card transactions. In October 2023, the Federal Reserve proposed amendments to these rules that would reduce this maximum permissible interchange fee and establish automatic updates to the maximum permissible interchange fee every other year based on a survey of debit card issuers. The amendments have not been finalized and we will continue to monitor proposed changes to these rules.
In December 2024, the CFPB issued a final rule that, among other things, amends Regulation Z and impacts extensions of overdraft credit offered by financial institutions with more than $10 billion in assets, such as the Bank. The final rule requires that extensions of overdraft credit adhere to consumer protections required of similarly situated products, unless the overdraft fee is at or below the institution’s costs and losses or a benchmark flat fee of five dollars. In April 2025, the final rule was disapproved under the Congressional Review Act by a joint resolution adopted by Congress, which, if signed by the President, will nullify the rule.
Community Reinvestment Act
The CRA requires the appropriate federal bank regulatory agency, in connection with its examination of a bank, to assess the bank’s record in meeting the credit needs of the communities served by the bank, including low- and moderate-income neighborhoods. Furthermore, such assessment is also required of banks that have applied, among other things, to merge or consolidate with or acquire the assets or assume the liabilities of an insured depository institution, or to open or relocate a branch. In the case of a bank holding company applying for approval to acquire a bank or bank holding company, the record of each subsidiary bank of the applicant bank holding company is subject to assessment in considering the application. Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial non-compliance.” The Bank was rated “satisfactory” in its most recent CRA evaluation.

In October 2023, the federal bank regulatory agencies issued a final rule to modernize their respective CRA regulations. The revised rules substantially alter the methodology for assessing compliance with the CRA, with material aspects taking effect January 1, 2026 and revised data-reporting requirements taking effect January 1, 2027. The final rule is currently enjoined while a federal court considers a lawsuit challenging the rule, and on March 28, 2025, the agencies announced that they intend to propose to rescind the rule and reinstate the prior framework.
Anti-Money Laundering Legislation
The Company is subject to several federal laws that are designed to combat money laundering, terrorist financing, and transactions with persons, companies or foreign governments designated by U.S. authorities (the “AML laws”). This category of laws includes the Bank Secrecy Act of 1970, as amended (“BSA”), including by the USA PARTIOT Act of 2001 and the Anti-Money Laundering Act of 2020 (the “AMLA”), and the Money Laundering Control Act of 1986. The Financial Crimes Enforcement Network (“FinCEN”), a bureau of the U.S. Department of Treasury, has issued the priorities for anti-money laundering and countering the financing of terrorism, as required under the AMLA. The priorities include: corruption, cybercrime, terrorist financing, fraud, transnational crime, drug trafficking organization activity, human trafficking and proliferation financing.
The AML laws and their implementing regulations require insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report potential money laundering and terrorist financing. The AML laws and their regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants.
In June 2024, FinCEN proposed to amend the anti-money laundering/countering the financing of terrorism (“AML/CFT”) program requirements for all financial institutions subject to the BSA that have AML/CFT program obligations, including us. The proposal would, among other things, require a financial institution’s risk assessment process to identify, evaluate and document the financial institution’s money laundering, terrorist financing and other illicit activity risks, and update such risk assessments on a periodic basis. In July 2024, the U.S. federal bank regulatory agencies proposed amendments to their respective BSA program rules to align those rules with the FinCEN proposal.
Office of Foreign Assets Control
The U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) is responsible for administering and enforcing economic and trade sanctions against specified foreign parties, including countries and regimes, foreign individuals, and other foreign organizations and entities. OFAC publishes lists of prohibited parties that are regularly consulted by the Company in the conduct of its business in order to assure its compliance. The Company is responsible for, among other things, blocking the accounts of, and transactions with, prohibited parties identified by OFAC, avoiding unlicensed trade and financial transactions with such parties, and reporting blocked transactions after their occurrence. Failure to comply with OFAC requirements could have serious legal, financial, and reputational consequences for the Company.
Privacy
Several laws, including the Right to Financial Privacy Act of 1978, and related regulations issued by the federal bank regulatory agencies also provide protections against the transfer and use of customer information by financial institutions. A financial institution must provide to its customers information regarding its policies and procedures with respect to the handling of customers’ personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer’s personal financial information to unaffiliated parties without prior notice to and approval from the customer.
In October 2024, the CFPB adopted a final rule requiring providers of payment accounts or products, such as the Bank, to make data available to consumers upon request regarding the products or services they obtain from the provider, and to third parties, with the consumer’s express authorization, for the purpose of such third parties providing the consumer with financial products or services requested by the consumer. Data required to be made available under the rule includes transaction information, account balance, account and routing numbers, terms and conditions, upcoming bill information, and certain account verification data. For banks with at least $10 billion and less than $250 billion in total assets, such as the Bank, compliance with the rule is required by April 1, 2027.
Additionally, the Gramm-Leach-Bliley Act of 1999 (the “GLBA”) includes privacy requirements for financial institutions, including obligations to protect and safeguard consumers’ nonpublic personal information and records, and limitations on the re-disclosure and re-use of such information. The GLBA requires administrative, technical, and physical safeguards to ensure the security, confidentiality, integrity, and the proper disposal of nonpublic personal information. It limits a financial institution’s disclosure of nonpublic personal information to unaffiliated third parties unless certain notice requirements are met and the consumer does not elect to prevent or “opt out” of the disclosure and requires that financial institutions provide privacy notices to their customers.
Incentive Compensation
The federal bank regulatory agencies have issued final Interagency Guidance on Sound Incentive Compensation Policies intended to ensure that the incentive compensation policies of financial institutions do not undermine the safety and soundness of such institutions by encouraging excessive risk-taking. The Interagency Guidance on Sound Incentive Compensation Policies is based upon the key principles that a financial institution’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the institution’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the financial institution’s board of directors.
The Federal Reserve reviews, as part of the regular risk-focused examination process, the incentive compensation arrangements of financial institutions, such as the Company, that are not “large complex banking organizations.” These reviews are tailored to each financial institution based on the scope and complexity of the institution’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives are included in reports of examination. Deficiencies are incorporated into the institution’s supervisory ratings, which can affect the institution’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a financial institution if its incentive compensation arrangements, or related risk management control or governance processes, pose a risk to the institution’s safety and soundness and the financial institution is not taking prompt and effective measures to correct the deficiencies.
In accordance with an SEC rule, securities exchanges have adopted rules mandating, in the case of a restatement, the recovery or “clawback” of excess incentive-based compensation paid to current or former executive officers and requiring listed issuers to disclose any recovery analysis where recovery is triggered by a restatement.
Cybersecurity
The federal bank regulatory agencies have issued guidance and standards regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management processes. If we fail to observe such regulatory guidance or standards, we could be subject to various regulatory sanctions, including financial penalties.
Banking organizations are required to notify their primary bank regulatory agency within 36 hours of determining that a “computer-security incident” has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization’s ability to carry out banking operations or deliver banking products and services to a material portion of its customer base, its businesses and operations that would result in material loss, or its operations that would impact the stability of the United States.
Certain state regulators have also implemented privacy and cybersecurity standards and regulations. For example, several states have recently adopted regulations requiring certain financial institutions to implement cybersecurity programs and many states have also recently implemented or modified their data breach notification, information security and data privacy requirements.
Future Legislation and Regulation
Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although the enactment of proposed legislation could impact the regulatory structure under which the Company and the Bank operate and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to business strategy, and limit the ability to pursue business opportunities in an efficient manner. A change in statutes, regulations or regulatory policies applicable to the Company or the Bank could have a material adverse effect on the business, financial condition, and results of operations of the Company and the Bank.

MANAGEMENT
Directors and Executive Officers
The following table sets forth biographical information regarding our directors and executive officers as of the date of this prospectus:
Name	Age	Position with the Company
Executive Officers:
S. Bryan Cook	73	Executive Chairman of the Board
Robert M. Robuck	82	Vice Chairman of the Board, Interim Chief Financial Officer
John “JR” Ross	54	President, Chief Executive Officer & Director
Jeremy W. Colbert	48	Executive Vice President, General Counsel & Corporate Secretary
Russell “Russ” L. Goldammer	68	Executive Vice President & Chief Information Officer
Eric Hallgren	41	Executive Vice President & Chief Credit Officer
Scott M. Kellett	56	Executive Vice President of Wealth Management
Daniel H. Westhues	54	Executive Vice President & Chief Customer Officer
Carey D. Schoeneberg	48	Senior Vice President & Chief Risk Officer
Tristan A. Thompson	42	Senior Vice President & Chief Commercial Banking Services and Payments Officer
Directors:
Charles W. Digges, Jr.	76	Director
Michael Kirk Farmer, Jr.	45	Director
Robert R. Hermann, Jr.	72	Director
E. Stanley Kroenke	77	Director
Charles E. Kruse	80	Director
Richard H. McClure	70	Director
Edward D. “Chip” Robertson, Jr.	72	Director
Executive Officers
S. Bryan Cook has served as the Executive Chairman of the Company and the Bank since 2024. He is the great grandson of the founder of the Company. He previously served as our Company’s Chairman, President and Chief Executive Officer for 16 years and has been on our Board since 1986. Prior to that, he served as Chief Operating Officer of the Bank. Mr. Cook received his Bachelor of Arts in Economics from Washington & Lee University. He also received his Masters of Arts in Economics, Masters of Business Administration and Ph.D. in Economics from the University of Missouri. Mr. Cook’s experience in banking and his institutional knowledge of, and commitment to, the Company and the Bank qualify him to serve as the Executive Chairman of the Board.
Robert M. Robuck has served as the Vice Chairman of the Company and the Bank since March 2010, interim Chief Financial Officer of the Company and the Bank since April 2025, and a director of the Company since 1987. Mr. Robuck has worked for the Company since its formation in 1970 and has held multiple positions with both the Company and the Bank, including Chief Financial Officer and President & Chief Operations Officer. Mr. Robuck holds a Certified Public Accountant certificate (inactive) and a Bachelor of Science in Administration and Accounting at the University of Missouri. Mr. Robuck’s experience in banking and his institutional knowledge of, and commitment to, the Company and the Bank qualify him to serve as the Vice Chairman of the Board.
John “JR” Ross has served as the President and Chief Executive Officer of the Company and the Bank since April 2024 and as a director of the Company since 2021. Mr. Ross previously served as the Chief Operating

Officer since joining the Company in March 2020. Prior to these roles, Mr. Ross spent nearly 20 years at J.P. Morgan Chase, most recently serving as the Co-Head of Depository Coverage in the Financial Institutions Group. He attended the University of Oklahoma, obtaining a Bachelor of Arts, and received a Masters of Public Administration from the Kennedy School of Government at Harvard University. Mr. Ross’s experience in banking and the financial services industry and his experience as the President and CEO of the Company qualify him to serve on our Board.
Jeremy W. Colbert has served as the Executive Vice President, General Counsel & Corporate Secretary, of the Company and the Bank since September 2023. Most recently, he served as Senior Vice President and Legal Counsel at Enterprise Bank & Trust from 2017 to 2023. Prior to that, he acted as the General Counsel for St. Louis Bank from 2010 to 2017. He previously held roles in private practice and has spent the last fifteen years serving community banks, both public and private, in varying levels of responsibility. Mr. Colbert holds a Bachelor of Science and a Master of Accountancy from the University of Missouri—Columbia and received his Juris Doctorate from Saint Louis University.
Russell “Russ” L. Goldammer has served as the Executive Vice President and Chief Information Officer for the Company and as the Chief Technology Officer of the Bank since October 2021, having previously served as the President & Chief Executive Officer of Central Technology Services, a division of the Company providing technological support for the Company, the Bank and the Bank’s customers, since June 2009. Prior to joining the Company in 2009, Mr. Goldammer served as the Chief Information Officer at First Banks, Inc. Mr. Goldammer obtained his Bachelor of Science in Civil Engineering from the Missouri University of Science and Technology.
Eric Hallgren is the Executive Vice President and Chief Credit Officer for the Company and the Bank, having joined the Company in July 2024. Prior to his role at the Company and the Bank, Mr. Hallgren most recently acted as the Chief Credit Officer for First Banks, Inc. from August 2020 to June 2024, where he previously served as Director Credit Underwriting. Mr. Hallgren holds a Bachelor of Science in Finance from Saint Louis University and received his Master of Business Administration from Washington University in St. Louis—Olin Business School.
Scott M. Kellett has served as the Executive Vice President of Wealth Management of the Company since December 2015 and previously served as Senior Vice President of Trust and Asset Management at the Company and the Bank. Mr. Kellett began his career as a Trust Administrative Officer at Bonne County National Bank (an affiliate of the Company) in 1995. He obtained a Bachelor of Arts in Political Science from the University of Missouri—Columbia and a Juris Doctor from the University of Missouri—Columbia Law School.
Daniel H. Westhues, Executive Vice President, Chief Customer Officer since February 2025, joined the Company in 1993, where he has held various roles managing retail sales and operations, marketing, product development and customer facing technology, including most recently Chief Retail and Marketing Officer from 2014 to February 2025. Mr. Westhues graduated with a Bachelor of Arts from Westminster College and obtained his Master of Business Administration from William Woods University.
Carey D. Schoeneberg has served as the Senior Vice President and Chief Risk Officer of the Company and the Bank since January 2021 and previously served as Vice President, Asset Liability Management of the Company and the Bank from April 2014 to December 2020. She joined the Company in 2008 where she has held various risk management roles including enterprise risk management, loan review, asset liability management, and oversight of capital stress testing. Ms. Schoeneberg holds a Bachelor of Science and a Master of Accountancy from the University of Missouri—Columbia.
Tristan A. Thompson is the Senior Vice President and Chief Commercial Banking Services and Payments Officer of the Company and the Bank. Prior to joining the Company in January 2025, he spent the previous 15 years in banking and financial services driving payments innovation, financial services transformation, and growth across business lines. Most recently, he acted as Payments Strategy Director for Arvest Bank from 2021 to 2025. Prior to that, he acted as Senior Vice President and Payments Group Manager for UMB Bank from 2017 to 2021. His background spans roles at regional and community banks as well as in management consulting. Mr. Thompson holds a Bachelor of Science in Business Administration and Finance from the University of Florida.

Non-employee Directors
Michael Kirk Farmer, Jr. has served as a director since 2025. He has served as the Chief Executive Officer of Farmer Holding Company, with portfolio businesses in construction, logistics and real estate since March 2023, where he previously served as Vice President since 2014. Mr. Farmer’s business experience qualifies him to serve on our Board.
E. Stanley Kroenke has served as a director of Company since 1994. Mr. Kroenke is the Chairman of The Kroenke Group, a real estate development firm that builds and owns retail shopping centers, apartment buildings, and warehouses throughout North America and in Europe. In addition, Mr. Kroenke founded Kroenke Sports & Entertainment in 1999 and is the owner Arsenal Football Club, the Los Angeles Rams, the Denver Nuggets, the Colorado Avalanche, the Colorado Rapids and their venues. Recent investments that Mr. Kroenke has led include the Hollywood Park project near Los Angeles, one of the largest privately financed real estate projects in the country, which includes the iconic SoFi Stadium and a substantial amount of retail, residential, office, and hotel development. SoFi Stadium was the host to the 2022 Super Bowl, the 2023 College Football National Championship Game, and is scheduled to host the 2028 Olympics opening and closing ceremonies. Mr. Kroenke’s business and investment experience qualifies him to serve on our Board.
Charles E. Kruse has served as a director of the Company since 2003. Mr. Kruse served as the President of the Missouri Farm Bureau from 1992 to 2010 and the Director of the Missouri Department of Agriculture from 1985 to 1991. He also served on the American Farm Bureau Board of Directors from 1995 to 2010 and on the Board of the Federal Agricultural Mortgage Corporation from 2001 and 2008. Previously in his career, Mr. Kruse served in the Missouri Army National Guard, from which he retired as a brigadier general with 26 years of service in 1993. In addition, Mr. Kruse has received three U.S. presidential appointments and served on numerous national boards and commissions. Since 1976, Mr. Kruse has been the President of Charles Kruse Farms, Inc. Mr. Kruse holds a Bachelor of Science in Agronomy from Arkansas State University and a Master of Science Degree in Agronomy from the University of Missouri. Mr. Kruse’s experience in business, financial services, and public service, and knowledge about the Missouri market, qualifies him to serve on our Board.
Charles W. Digges, Jr. has served as a director of the Company since 2013. Mr. Digges served as the President and Chief Executive Officer of The Insurance Group Inc., an independent insurance agency, from 1985 to 2021. He served on the board of directors of Central Bank of Boone County, a division of the Bank, for 35 years from 1986 to 2021, including on numerous board committees. Mr. Digges also serves on the boards of various community organizations, such as the Columbia Chamber of Commerce, for which he was Chair in 1986, and the Regional Economic Council, for which he was Chair in 1987. Mr. Digges’ business experiences in insurance and banking, longstanding service with the Bank, and commitment to the local community qualify him to serve on our Board.
Edward “Chip” D. Robertson, Jr. has served as a director of the Company since 2013. Mr. Robertson was the Chief Justice of the Missouri Supreme Court for 14 years. From 1998 to 2023, he was a shareholder of Bartimus, Frickleton, Robertson, Rader P.C., a boutique litigation firm. He served as a special consultant to the Attorney General of the United States from 2001 to 2002. He holds a Bachelor of Arts from Westminster University, a Juris Doctor from the University of Missouri—Kansas City and a Master of Laws from the University of Virginia School of Law. Mr. Robertson’s experience in law and public service qualifies him to serve on our Board.
Robert R. Hermann, Jr. has served as a director of the Company since 1997. He is the Chairman and Chief Executive Officer of Hermann Companies, Inc., a privately held investment and management consulting firm based in St. Louis that offers capital and organizational expertise to venture-stage and middle-market companies, since August 2001. He is also the current Chairman and former CEO of Anchor Packaging, the largest polypropylene food container manufacturer in North America. Mr. Hermann also serves on the boards of various community organizations, such as St. Louis Children’s Hospital, Saint Louis Zoo, and the Municipal Theatre Association of St. Louis. Mr. Hermann graduated from Princeton University with a degree in economics. His business and investment experience qualifies him to serve on our Board.
Richard H. McClure has served as a director of the Company since 2003. He retired from UniGroup, Inc., a leading corporate transportation company in 2014, where he served as the President and Chief Executive

Officer from 2002-2014. He has served as Lead Independent Director of World Wide Technology, a $20 billion leading technology solutions provider since 2018. His business experience qualifies him to serve on our Board.
Controlled Company Exemptions
After the completion of this offering, the Voting Trust will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” withing the meaning of         rules. Under such rules, a company of which more than 50% of the voting power is held by an individual, group or by another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements that (1) a majority of the board of directors consists of independent directors, (2) the board of directors has a compensation committee that is composed entirely of independent directors, and (3) that director nominations be made, or recommended to the full board of directors, by independent directors or by a nominations committee that is composed entirely of independent directors and that the company adopt a written charter or board resolution addressing the nominations process.
Following this offering, we intend to utilize the exemptions from the requirements that each of our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. As a result, following this offering, we will not have compensation or nominating and corporate governance committees that are composed entirely of independent directors. In addition, as long as we remain a “controlled company,” we may elect in the future to take advantage of any or all of the other available exemptions. As a result of any such election, our Board may not have a majority of independent directors. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the       . See “Risk Factors—Risks Related to Our Class A Common Stock—Upon the listing of our Class A common stock on the      , we will be a “controlled company” within the meaning of      rules and, as a result, will qualify for exemptions from certain corporate governance requirements, and our shareholders will not have the same protections afforded to shareholders of companies that are subject to such requirements.”
In the event that we cease to be a “controlled company” and our shares continue to be listed on        , we will be required to comply with these provisions within the applicable transition periods. If at any time we cease to be a controlled company, we intend to take all action necessary to comply with the corporate governance requirements, including by ensuring we have compensation committee and nominating and corporate governance committee that are each composed entirely of independent directors, subject to the applicable transition periods.
Director Independence
Our Board has affirmatively determined that each of           ,           ,           ,           ,           ,           and           qualify as independent directors under           listing standards.
Family Relationships
There are no family relationships between any of our executive officers or directors.
Board Structure and Committees
Under our Articles and Bylaws, our Board shall consist of at least three members and the number of directors may be fixed from time to time by the Board. Currently, the Board consist of ten members. Our Articles and Bylaws further provide that the Board shall be divided into three classes of directors, as nearly equal in number as possible. The initial classification of the three classes is as follows:
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Class I, which consists of Michael Kirk Farmer, Jr., E. Stanley Kroenke, and Charles E. Kruse, whose terms will expire at our meeting of shareholders to be held in 2026;

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Class II, which consists of Charles W. Digges, Jr., Edward D. “Chip” Robertson, Jr., and Robert M. Robuck, whose terms will expire at our meeting of shareholders to be held in 2027; and

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Class III, which consists of S. Bryan Cook, Robert R. Hermann, Jr., Richard H. McClure, and John “JR” Ross, whose terms will expire at our meeting of shareholders to be held in 2028.

Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified and until his or her earlier death, resignation or removal.
The standing committees of our Board will consist of an Audit Committee, a Compensation Committee, a Nominating and Governance Committee, a Risk Committee, and an Executive Committee. Our Board may also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.
Prior to the completion of the offering, the Board will adopt written charters that, among other things, specify the scope of the rights and responsibilities of each standing committee, which are described below. The charter of each standing committee will be available on our website following the completion of this offering. See “Where You Can Find More Information.”
Audit Committee
The Audit Committee will be responsible for, among other matters, assisting the Board’s oversight of:
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the integrity of our financial statements;

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our compliance with legal and regulatory requirements;

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the independent auditors’ qualifications; and

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the performance of the independent auditors and our internal audit function.

In addition, the Audit Committee will be responsible for overseeing the risks that may have a significant impact on our financial statements and preparing an audit committee report and our annual proxy statement
Upon the completion of this offering, our Audit Committee will consist of     (Chair),      and     . Our Board has determined that all members of the Audit Committee (1) are “independent” under the listing standards of the        and meet the requirements of Rule 10A-3 of the Exchange Act and (2) meet the financial literacy requirements under the rules of          . Additionally, our Board has determined that       qualifies as an “audit committee financial expert” under SEC rules.
Compensation Committee
The Compensation Committee will be responsible for, among other matters:
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reviewing and approving executive officer compensation goals, objectives and plans, including any incentive-compensation plans and equity-based plans;

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overseeing the administration of our compensation plans;

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overseeing, in consultation with management legal and regulatory compliance with respect to compensation matters;

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overseeing human resources and talent-related risks of the company;

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reviewing and recommending with respect to any employment, severance or termination agreements between us and our executive officers; and

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preparing an annual compensation committee report to be included in our annual proxy statement in accordance with applicable SEC rules and regulations.

Upon the completion of this offering, our Compensation Committee will consist of      ,         and       .

Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee will be responsible for, among other matters:
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identifying individuals qualified to become members of our Board, consistent with criteria approved by the Board;

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reviewing our corporate governance policies and practices, such as our insider trading policy and code of conduct and ethics;

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overseeing the organization of our Board and its committee structure; and

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developing and recommending to our Board a set of corporate governance guidelines and principles applicable to us, including standards in determining the independence or directors.

Upon the completion of this offering, our Nominating and Corporate Governance Committee will consist of      (Chair),      and      .
Risk Committee
The Risk Committee will be responsible for, among other matters:
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assessing whether the risk management functions provide proper oversight of the Company’s risk profile consistent with the Board’s established risk appetite;

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ensuring issues and concerns are elevated to the Board and the Company’s Audit Committee, as appropriate;

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assisting the Board in defining the Company’s risk appetite in the Company’s Risk Appetite Statement, including by reviewing the Company’s Risk Appetite Statement and recommending to the Board any changes thereto;

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reviewing, and assessing the effectiveness of, the Company’s Enterprise Risk Management program (as established and described in the Company’s Enterprise Risk Management Policy), including management’s implementation thereof, and recommending to the Board any changes thereto;

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monitoring regulatory matters, including regulatory developments and results of examinations; and

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evaluating the adequacy of resource allocations to the risk management functions.

Upon the completion of this offering, our Risk Committee will consist of      (Chair),      and      .
Executive Committee
The Executive Committee will be empowered to exercise the authority of the Board between meetings, except as limited by our written charter, Missouri law, our Articles, our Bylaws or other applicable laws and regulations.
Upon the completion of this offering, our Executive Committee will consist of       (Chair),        ,         ,       and,       .
Board Oversight of Risk Management
Our Board believes that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face and, ultimately, our long-term corporate success. Our Board, both directly and through its committees, is responsible for overseeing our risk management processes, with each of the committees of our Board assuming a different and important role in overseeing the management of the risks we face.
The Risk Committee reviews, and assesses the effectiveness of, the Company’s enterprise risk management program, which is designed to assist the Board, management, and our business lines in identifying and monitoring major risks to mitigate potential losses or adverse impacts to the Company’s position. The Risk Committee also reviews the strategies, policies, procedures, reports, models and systems established by management to identify, assess, measure, and manage the major risks facing the Company. The Audit

Committee is responsible for overseeing risks associated with financial matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting) and, through its oversight of our internal audit function, assessing the overall effectiveness of our risk management framework.
The Compensation Committee has primary responsibility for risks and exposures associated with our human resources, compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our Compensation Committee reviews and approves all human resources and talent-related components of our risk metrics, Further, the Compensation Committee, in conjunction with our Chief Human Resources Officer and other members of our senior management as appropriate, reviews our incentive compensation arrangements to ensure these programs are consistent with our compensation philosophy and applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The Governance and Nominating Committee oversees risks associated with the independence of our Board and potential conflicts of interest.
Our senior management is responsible for implementing and reporting to our Board regarding our risk management processes, including by assessing and managing the risks we face, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis. Our senior management is also responsible for creating and recommending to our Board for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk we are willing to accept in connection with the operation of our business and pursuit of our business objectives.
The role of our Board in our risk oversight is consistent with our leadership structure, with our senior management having responsibility for assessing and managing our risk exposure, and our Board and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout our operations.
Compensation Committee Interlocks and Insider Participation
Other than S. Bryan Cook, Robert M. Robuck and John “JR” Ross, no member of our Board or the Compensation Committee was at any time during the last completed fiscal year, or at any other time, one of our officers or employees.
None of our officers currently serves, or has served during the last completed fiscal year, as a member of the Board or compensation committee (or other committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board or Compensation Committee.
Code of Conduct and Ethics
Prior to the completion of this offering, our Board will adopt a code of conduct that will apply to all of our employees, officers and directors. Upon the completion of this offering, the full text of our code of conduct will be posted on our website. If we amend or grant any waiver from any provision of our code of conduct that applies to our directors or executive officers, we will publicly disclose such amendment or waiver as required by applicable law, and we intend to disclose any such amendments or waivers on our website.

EXECUTIVE COMPENSATION
2024 Summary Compensation Table
The following table provides summary information concerning the compensation earned by our principal executive officer and our two other most highly compensated executive officers as of December 31, 2024 for services rendered for the year ended December 31, 2024. These individuals are referred to as our named executive officers (the “NEOs”).
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
S. Bryan Cook Executive Chair	2024
John “JR” Ross President & Chief Executive Officer	2024
Piyush Agarwal Chief Financial Officer(6)	2024

(1)
The amounts reported represent the NEO’s base salary earned during the fiscal year covered.

(2)
The amounts reported represent, for Messrs. Cook and Agarwal, bonuses earned for 2024 and, for Mr. Agarwal, a retention bonus paid in January 2024, as described below under the Narrative Disclosure to 2024 Summary Compensation Table.

(3)
The amounts reported represent the aggregate grant date fair value of stock awards and restricted stock awards granted in 2024 to the NEOs, which have been calculated in accordance with FASB ASC Topic 718 as discussed in Note 11, “Stock-Based Compensation” to our consolidated financial statements and notes thereto contained elsewhere in this prospectus.

(4)
The amounts reported represent, for Mr. Ross, the bonus earned for 2024 pursuant to pre-defined performance metrics:        .

(5)
The amounts in this column include the following: for Mr. Cook, the incremental cost to the Company of personal use of a Company vehicle ($      ), reimbursement of club membership fees ($      ), the incremental cost to the Company of personal use of the Company’s aircraft ($      ), 401(k) matching contributions ($      ) and director fees ($      ); for Mr. Ross, the incremental cost to the Company of personal use of a Company vehicle ($      ), reimbursement of club membership fees ($      ), the incremental cost to the Company of personal use of the Company’s aircraft ($      ), 401(k) matching contributions ($      ) and director fees ($      ); and for Mr. Agarwal, the incremental cost to the Company of personal use of a Company vehicle, director fees ($      ) and 401(k) matching contributions ($      ).

(6)
On April 7, 2025, Mr. Agarwal announced that he was resigning from his role as Chief Financial Officer, effective May 2, 2025.

Narrative Disclosure to 2024 Summary Compensation Table
Agreements with NEOs.
The Company has entered into employment agreements with Messrs. Ross and Agarwal. Mr. Cook is not party to an employment agreement.
The employment agreements with each of Messrs. Ross and Agarwal generally provide for the terms of Messrs. Ross and Agarwal’s compensation arrangements, including salary and variable compensation, vacation, perquisites, and eligibility for other health and welfare benefits. Mr. Agarwal’s agreement includes eligibility for an annual bonus with a target of 56% of base salary and maximum of 67% of base salary, subject to performance. Mr. Agarwal’s agreement also included a retention bonus of $      payable on each of the first three anniversaries of January 29, 2021, subject to his continued employment on each payment date. The final installment of the retention bonus was paid in January 2024. Each of the agreements contains non-competition covenants and customer and employee non-solicitation covenants that apply for 24 months following a termination of employment for any reason, along with mutual non-disparagement obligations.
The agreements provide that, in the event of termination by the Company without “cause” or by the executive with “good reason,” the executives are entitled to severance equal to (i) 12 months of base salary plus (ii) an amount equal to the monthly employer subsidy for health insurance premiums and disability premiums for then active employees for 12 months, subject to the execution and non-revocation of a release in favor of the Company. In the event of a termination by the Company without cause or resignation by the executive with “good reason” within 12 months following a “change of control,” the executives are entitled to severance consisting of: two times the sum of (i) the executive’s base salary in effect on the date of termination, (ii) the annual bonus paid for the calendar year immediately preceding the termination of employment, plus (iii) the annualized amount of the monthly employer subsidy for health insurance premiums and disability premiums for then active employees. The agreements include a cutback in the event amounts would be an excess parachute payment under Code Section 280G.
“Cause” under each of the employment agreements includes: (i) a material breach of the terms of the executive’s employment agreement; (ii) executive’s conduct that amounts to fraud, dishonesty, disloyalty or willful misconduct; (iii) any conviction (including a plea of guilty or nolo contendere or entry into a pre-trial diversion program) for the commission of a crime involving a breach of trust or moral turpitude; (iv) conduct on the part of the executive that amounts to gross and willful insubordination or failure to perform his duties in a material respect, which is not cured to the reasonable satisfaction of the Company within 15 days after the executive receives written notice of such failure; (v) a good faith determination by a human resources committee that termination of the executive could materially advance the Company’s compliance with a regulatory action; and (vi) the executive’s removal or permanent prohibition from participating in the conduct of the Company’s affairs by an order issued under Section 8(e)(4) or 8(g)(1) of the Federal Deposit Insurance Act (12 U.S.C. 1818(e)(4) and (g)(1)). The executive’s right to cure any breach will not apply if there are habitual or repeated breaches by the executive involving the same or similar conduct.
“Good Reason” under each of the employment agreements includes: (i) a material diminution in the executive’s base salary other than a general reduction in base salary that affects all similarly situated colleagues; (ii) a relocation of the executive’s principal place of employment by more than 50 miles from his current principal place of employment, without the executive’s consent; (iii) a material diminution in the executive’s authority, duties, or responsibilities; or (iv) a material breach of the executive’s employment agreement by the Company.
Base Salary.   Base salary represents the fixed portion of an NEO’s compensation and is intended to provide compensation for expected day-to-day performance. Salaries are reviewed periodically and may be increased based on a number of factors, including the assumption of additional responsibilities and other factors that demonstrate an NEO’s increased value to the Company and review of competitive market data. The base salary rates for Messrs. Cook, Ross and Agarwal as of December 31, 2024 were $      , $      and $      , respectively, which reflect increases effective as of March 1, 2024 in connection with our annual review of our NEOs’ base salaries.
2024 Bonuses and Non-Equity Incentive Plan Compensation.   For Mr. Ross, in order to motivate achievement of short-term performance objectives, the Company determines his annual bonus based on achievement of predefined performance metrics. For fiscal year 2024, Mr. Ross’s bonus was formula-based, with his earned bonus equal to one percent of shareholder value added in excess of a ten percent return on risk-based capital, subject to a maximum bonus opportunity of $1,000,000. Based on the Company’s fiscal year 2024 performance, Mr. Ross received a payout equal to his maximum bonus opportunity.
For Messrs. Cook and Agarwal, annual bonuses are determined on a discretionary basis. For fiscal year 2024, we took into account the Company’s performance and, in particular, the increase in earnings, along with individual performance when determining bonus amounts. The Company also considered a peer compensation study performed by AON, our compensation consultant.
Equity Awards.   We believe that providing a meaningful equity stake in our business is essential to create compensation opportunities so that we can compete for talent, on a risk-adjusted basis, with the wide range of banks in the competitive market. In addition, we believe that ownership shapes behavior, and that by providing compensation in the form of equity awards, it aligns NEO incentives with stockholder interests in a manner that supports superior performance over time.
The Company grants equity awards to key employees, excluding the NEOs, in the form of restricted stock awards or stock awards pursuant to the Central Bancompany, Inc. Restricted Stock Plan (the “Restricted Stock Plan”). The Restricted Stock Plan is designed to attract, retain, and reward employees while aligning the interest of the employees with the success of the Company. Awards are determined by our Board.
The Company grants equity awards to the NEOs in the form of restricted stock awards for Messrs. Ross and Agarwal, and stock awards for Mr. Cook. Awards of restricted stock granted to Messrs. Ross and Agarwal vest over three years based on their continued service, subject to earlier vesting in the event of a change in control or the death of the NEO, and dividend rights are received upon grant of such awards, but are not paid out until vesting of the underlying award. Stock awards granted to Mr. Cook prior to this offering vested immediately upon grant.
Retirement Plans.
401(k) Plan.   We offer a tax-qualified 401(k) plan to our U.S. employees, including our NEOs. Employees may contribute a maximum of 75% of their base salary, subject to certain IRS limits. The Company’s matching contribution is equal to one-half of an employee’s contribution, up to a maximum of 6% of the employee’s base pay. The Company also makes a voluntary contribution of 4% of base salary for all active employees.
Retirement Plan.   The Company has a noncontributory defined benefit pension plan, the Central Bancompany, Inc. Retirement Plan (the “Retirement Plan”), which was frozen to new participants as well as to future accruals, effective as of December 31, 2018. Following such date, participants in the Retirement Plan stopped accruing additional benefits for future service or compensation, but will retain benefits accumulated as of December 31, 2018, in accordance with the terms of the plan, which provides for a payment upon separation from service of 60% of the average of the five highest years of base salary prior to the date the Retirement Plan was frozen, less 50% of the participant’s social security benefit. Mr. Cook is the only NEO who participates in the Retirement Plan.
SERP.   Certain executives, including Mr. Cook, participate in the Central Bancompany Nonqualified Supplemental Retirement Plan (“SERP”), which provides for benefits upon a participant’s termination of employment due to death, disability, or qualifying retirement. Additionally, participants who are active employees at the time of a “change in control” (as defined in the SERP) will receive their benefits in the form of a lump sum payment within 60 days of the date of such change in control.
The SERP was frozen to new participants and accruals, effective as of December 31, 2018. Following such date, participants stopped accruing additional benefits under the SERP, but will retain benefits accumulated as of December 31, 2018, in accordance with the terms of the SERP.
Deferred Compensation Plans.   The Company maintains the Central Bancompany, Inc. Incentive Compensation Plan I (“Incentive Plan I”) and the Central Bancompany, Inc. Incentive Compensation Plan II (“Incentive Plan II”), which provide for the deferral of compensation in the form of grants of phantom share awards which notionally track the value of the Company’s equity. Mr. Cook previously received awards in both Incentive Plan I and Incentive Plan II and is currently receiving annual distributions under Incentive Plan I through 2026, which became payable upon him reaching retirement age. Mr. Cook will be entitled to begin receiving distributions under Incentive Plan II upon his separation from service. Mr. Cook did not receive any grants under Incentive Plan I or Incentive Plan II in 2024. Both Incentive Plan I and Incentive Plan II provide for payment of a participant’s accrued benefit upon the termination of such participant’s employment due to death, disability, or qualifying retirement. Additionally, in the event of a “change in control” (as defined in Incentive Plan I and Incentive Plan II), any unvested benefits accrued by an active participant will vest in full as of the date of the change in control, and will be paid out to the participant in the form of a lump sum payment within 60 days of the date of such change in control.
Benefits:   Our NEOs receive health coverage, life insurance, disability benefits and, generally, other similar benefits in the same manner as our U.S. employees.
Perquisites:   We provide our NEOs with perquisites and other personal benefits that we believe to be reasonable and competitive with those offered by comparable companies to their executive officers including, for each NEO, use of a vehicle selected by the Company (and related expenses, but excluding gas expenses for travel not related to the business of the Company) and for Messrs. Cook and Ross, personal use of our corporate aircraft when not needed for business purposes, and subject to a cap based on a percentage of miles flown, and club memberships, which our NEOs also use for business purposes.

Outstanding Equity Awards at December 31, 2024
The following table provides information regarding outstanding equity awards made to our named executive officers as of December 31, 2024.
Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
S. Bryan Cook	—	—
John “JR” Ross
Piyush Agarwal

(1)
Reflects shares of unvested restricted stock, which are scheduled to vest as follows:                 . Mr. Cook has historically received fully vested shares, and therefore had no outstanding equity awards at December 31, 2024.

(2)
Calculated based on a per share value as of December 31, 2024 of $      , which is determined based on the value of shares of our Class A common stock quoted on the OTC Markets.

Termination and Change in Control Provisions
As discussed above, the Company has entered into employment agreements with Messrs. Ross and Agarwal, which include severance entitlements in the event of certain qualifying terminations. Additionally, the restricted stock award agreements with Messrs. Ross and Agarwal provide that the awards will become fully vested upon a change in control, or upon the death of the employee. NEOs who participate in the SERP, Incentive Plan I or Incentive Plan II may also be entitled to payment of their vested benefits under such plans in the event of a change in control, as discussed in further detail above.
Assessing Risk in Our Compensation Programs
Our Board has evaluated our compensation policies and practices in place in 2024, including with the advice of AON, our compensation consultant, and has concluded that none of the Company’s incentive plans were likely to motivate behavior that would result in a material adverse impact to the Company.
Compensation Arrangements to be Adopted in Connection with this Offering
We intend to develop executive compensation programs to incentivize our NEOs in the long-term and short-term, following the completion of this offering. The terms of such a program will be disclosed in an amendment to this registration statement.

DIRECTOR COMPENSATION
The following table sets forth the amount of compensation we paid to each of our directors (other than directors who are NEOs, whose compensation is reflected in the 2024 Summary Compensation Table, above) during the 2024 fiscal year for their service on the Company’s Board and the Central Trust Bank Boards of Directors. Directors are paid an annual fee of $      for services as a member of our Board, a fee of $      for each meeting attended, and receive                 .
2024 Director Compensation
Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)(1)	Total ($)
Charles W. Digges, Jr.
Michael K. Farmer, Sr.
Robert R. Hermann, Jr.
E. Stanley Kroenke
Charles E. Kruse
Richard H. McClure
Edward D. “Chip” Robertson, Jr
Robert M. Robuck

(1)
The amounts in this column include the following for each of our non-NEO directors:                 .

We intend to continue to provide compensation to each member of our Board who is not a team member for their services following the completion of this offering. The terms of the director compensation program are expected to be disclosed in an amendment to this registration statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
This section sets forth information, as of           , 2025, regarding the beneficial ownership of our Class A common stock by our principal shareholders, executive officers and directors.
A person is deemed to be a beneficial owner of a share of common stock if such person has or shares voting power, which includes the power to vote or to direct the voting of such share, or investment power, which includes the power to dispose of or to direct the disposition of such share. A person is also deemed to be a beneficial owner of any shares of which that person has a right to acquire beneficial ownership within 60 days. Under this definition, more than one person may be deemed to be a beneficial owner of the same shares.
The percentage ownership set forth below immediately prior to the completion of this offering is based on          shares of Class A common stock and no shares of Class B common stock outstanding as of           , 2025 (excluding treasury stock), and does not reflect the stock dividend, whereby each share of our Class A common stock will receive        additional shares, that will occur prior to the consummation of this offering. Applicable percentage ownership after the offering assumes the issuance of       shares of Class A common stock in this offering (or       shares if the underwriters elect to exercise in full their option to purchase additional shares from us) and gives effect to the stock dividend that will occur prior to the consummation of this offering. In accordance with SEC rules, shares of our Class A common stock issuable pursuant to the vesting and settlement of restricted stock awards which are subject to service-based vesting conditions expected to occur within 60 days of           , 2025 are deemed outstanding for calculating the percentage of outstanding shares of the person holding these restricted stock awards, but are not deemed outstanding for calculating the percentage of any other person.
The following table sets forth information, as of            , 2025, regarding the beneficial ownership of our Class A common stock immediately prior to the completion of this offering by:
•
each person known by us to own beneficially more than 5% of any class of our outstanding common stock, including the Voting Trust;

•
each of our named executive officers;

•
each of our directors; and

•
all of our directors and executive officers as a group.

Except as otherwise indicated, the address for each shareholder listed below is c/o Central Bancompany, Inc., 238 Madison Street, Jefferson City, MO 65101.
Name	Shares beneficially owned prior to this offering		Shares beneficially owned following this offering
% Voting Power
	Number	% Voting Power	Number	Assuming underwriters’ option is not exercised	Assuming underwriters’ option is exercised in n full
Greater than 5% Stockholders
Voting Trust(1)
Directors and Named Executive Officers
S. Bryan Cook
Robert R. Hermann, Jr.
Robert M. Robuck
Charles W. Digges, Jr.
Michael Kirk Farmer, Jr.
Richard H. McClure
E. Stanley Kroenke

Name	Shares beneficially owned prior to this offering		Shares beneficially owned following this offering
% Voting Power
	Number	% Voting Power	Number	Assuming underwriters’ option is not exercised	Assuming underwriters’ option is exercised in n full
Charles E. Kruse
Edward D. “Chip” Robertson, Jr.
John “JR” Ross
All Directors and Executive Officers as a group (17 persons)

(1)
Consists of shares of Class A common stock held indirectly through the Voting Trust of which S. Bryan Cook, Robert R. Hermann, Jr. and Robert M. Robuck are the Trustees. The Trustees, acting by a simple majority, exercise sole voting discretion over Class A common stock held in the Voting Trust. To the fullest extent permitted by Missouri law, which governs the Voting Trust Agreement, the Voting Trust Members have waived any and all fiduciary duties of the Trustees. See “Certain Relationships and Other Related Party Transactions—Voting Trust Agreement.” Each Trustee disclaims beneficial ownership of the shares held within the Voting Trust except to the extent of his pecuniary interest therein, if any.

CERTAIN RELATIONSHIPS AND OTHER RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements with directors and executive officers described in “Executive and Director Compensation” above, this section describes each transaction since January 1, 2022, and each proposed transaction, in which:
•
we have been or are to be a participant;

•
the amount involved exceeds or will exceed $120,000; and

•
any of our directors, executive officers or persons known by us to be the beneficial owner of more than 5% of the outstanding of our Class A common stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees) (collectively, “principal shareholders”), had or will have a direct or indirect material interest.

Ordinary Banking Relationships
Certain of our directors and executive officers, along with their immediate family members and affiliates, are clients of, or have had transactions with, the Company or the Bank in the ordinary course of business. These transactions include deposits, loans, and other financial services-related transactions, including certain trust and wealth management services. These transactions are made in the ordinary course of business, are made available on terms, including interest rates and collateral, consistent with those available to the general public under similar conditions at the time of the transactions, and do not present more than the normal risk of collectability or any unfavorable features. As of the date of this prospectus, none of these loans were categorized as nonaccrual, past due, restructured or potential problem loans.
Our directors and executive officers, along with their immediate family members and their affiliated organizations, and affiliates, had credit outstanding with the Company and the Bank of $274.8 million and $276.6 million as of December 31, 2024 and December 31, 2023, respectively. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our directors and executive officers, as well as with their immediate family members and affiliates.
Voting Trust Agreement
Currently, approximately 67.8% of our outstanding Class A common stock is held in the Voting Trust, governed by the voting trust agreement among the Company, the Voting Trust Members and S. Bryan Cook, Robert M. Robuck and Robert R. Hermann, Jr., as trustees (the “Trustees”). The Voting Trust Members consist of extended members of the Sam Baker Cook family and certain employees, descendants of former employees and other shareholders party thereto. S. Bryan Cook is our Executive Chairman, and Robert M. Robuck and Robert R. Hermann, Jr. are our directors.
The Trustees, acting by a simple majority, exercise sole voting discretion over Class A common stock held in the Voting Trust. Voting Trust Members are entitled to receive any cash dividends or other cash distributions made in respect of the shares underlying their respective interests in the Voting Trust. To the fullest extent permitted by Missouri law, which governs the Voting Trust Agreement, the Voting Trust Members have waived any and all fiduciary duties of the Trustees. We have also agreed to indemnify the Trustees against certain liabilities arising out of or in connection with their action or inaction under the Voting Trust Agreement.
Subject to the terms and conditions of the Voting Trust Agreement, Voting Trust Members may transfer their interests in the Voting Trust or withdraw their Class A Common Stock from the Voting Trust (i) in connection with a third party sale, subject to a right of first refusal by us and (ii) as otherwise permitted by the Trustees in their sole and absolute discretion.
In addition, the Voting Trust Agreement obligates us to enter into a registration rights agreement prior to the completion of this offering, in customary and reasonable form granting registration rights to certain Voting Trust Members in connection with this offering and such other follow-on offerings of our Class A common stock as agreed upon among the parties. See “—Registration Rights Agreement.”
Further, the Voting Trust Members have agreed, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our Class A common stock or any securities convertible into or exchangeable or exercisable for Class A common stock for a period, as specified by us and the managing underwriter, not to exceed 180 days after the date of this prospectus, without the prior written consent of the managing underwriter. Under the Voting Trust Agreement, the underwriters are intended third-party beneficiaries of these “market stand-off” provisions and may enforce such provisions.
The Voting Trust will terminate on December 31, 2035, which date may be extended for one or more additional ten-year terms with the approval of the Trustees, the Company and Voting Trust Members representing at least 60% of the shares of Class A common stock subject to the Voting Trust. In addition, the Voting Trust may be terminated at any time by the unanimous vote of the Trustees. The Voting Trust may only be amended with the written consent of Voting Trust Members representing at least 60% of the shares of Class A common stock subject to the Voting Trust.
Registration Rights Agreement
Prior to the completion of this offering, we intend to enter into a registration rights agreement with certain shareholders, as required by the Voting Trust Agreement described above. The registration rights agreement will provide, among other things and subject to certain exceptions and conditions, that we are required to register shares of Class A common stock beneficially owned by such shareholders under the Securities Act, and they will have the right to participate in future registrations of securities by us.
Statement of Policy Regarding Transactions with Related Persons
Transactions by us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve’s Regulation W, which governs certain transactions by us with our affiliates, and the Federal Reserve’s Regulation O, which governs certain loans by us to executive officers, directors and principal shareholders. We have adopted policies to comply with these regulatory requirements and restrictions.
Our Board will adopt a written policy governing the review and approval of transactions with related parties that will or may be expected to exceed $120,000 in any fiscal year. The policy will call for the related person transactions to be reviewed and, if deemed appropriate, approved by our Audit Committee. Upon determination by our Audit Committee that a transaction requires review under the policy, the material facts are required to be presented to the Audit Committee. In determining whether or not to approve a related person transaction, our Audit Committee will take into account, all relevant facts and circumstances, including whether the related person transaction is in our best interests, whether it involves a conflict of interest and the commercial reasonableness of the transaction. In the event a member of our Audit Committee is not disinterested with respect to the related person transaction under review, that member may not participate in the review, approval or ratification of that related person transaction.
Certain decisions and transactions are not subject to the related party transaction approval policy, including: (i) decisions on compensation or benefits relating to directors or executive officers and (ii) indebtedness to us in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to us and not presenting more than the normal risk of collectability or other unfavorable features.

DESCRIPTION OF CAPITAL STOCK
The following summary describes our capital stock and the material provisions of our Articles and Bylaws, and of the GBCL. Because the following is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our Articles and Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.
General
Our authorized capital stock consists of:
•
500,000,000 shares of Class A common stock, $0.01 par value per share;

•
50,000,000 shares of Class B common stock, $0.01 par value per share; and

•
50,000,000 shares of preferred stock, $0.01 par value per share.

Currently, there are no shares of Class B common stock or preferred stock outstanding.
Common Stock
We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of holders of Class A common stock and Class B common stock are identical, other than as set forth below.
Voting Rights
Under our Articles, each holder of our Class A common stock is entitled to one vote per share and each holder of our Class B common stock is entitled to no vote per share, unless otherwise required by the GBCL.
Under the GBCL, even if shares of a particular class or series of stock are not otherwise entitled to a vote on any matter submitted to the shareholders, such as our Class B common stock, amendments to the articles of incorporation of corporation which adversely affect those shares require a vote of the class or series of which such shares are a part, including amendments which would:
•
increase or decrease the aggregate number or par value of authorized shares of the class or series;

•
create a new class of shares having rights and preferences prior or superior to the shares of the class or series;

•
increase the rights and preferences, or the number of authorized shares, of any class having rights and preferences prior to or superior to the rights of the class or series; or

•
alter or change the powers, preferences or special rights of the shares of such class or series so as to affect such shares adversely.

Under our Bylaws, there is no cumulative voting for the election of directors.
No Conversion Rights
Our common stock has no conversion rights.
Economic Rights
Dividends.   Subject to the rights of the holders of any shares of preferred stock then issued and outstanding, the holders of shares of the Class A common stock and the Class B common stock will be entitled to receive dividends when, as and if declared by the Board out of funds legally available therefor, without distinction as to class of common stock (except as provided below). No dividend payable in shares of stock of the Company will be declared or paid to the holders of outstanding shares of the Class A common stock unless a dividend payable in shares of stock of the Company is declared and paid at the same time and at the same rate per share to all of the holders of outstanding shares of the Class B common stock; and no dividend payable in shares of stock of the Company will be declared or paid to the holders of outstanding shares of Class B common stock unless a dividend payable in shares of stock of the Company is declared and paid at the same time and at the same rate per share to all of the holders of outstanding shares of Class A common stock; provided, that any such stock dividend will be payable only as follows: (a) the shares of stock of the Company to be paid as a stock dividend in respect of the outstanding shares of Class A common stock will consist only of shares of Class A common stock, and the shares of stock of the Company to be paid as a stock dividend in respect of the outstanding shares of Class B common stock will consist only of shares of the Class B common stock or (b) said stock dividend will be payable solely in shares of Class B common stock or preferred stock as to both outstanding shares of Class A common stock and Class B common stock.
Liquidation or Dissolution.   Subject to the rights of the holders of any shares of preferred stock then issued and outstanding, in the event of a voluntary or an involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the outstanding shares of Class A common stock and the holders of the outstanding shares of Class B common stock will be entitled pro rata to all of the net assets of the Company without distinction as to class of stock.
No Preemptive or Similar Rights
Holders of our common stock do not have preemptive, subscription or redemption rights. There are no redemption or sinking fund provisions applicable to our common stock.
Fully Paid and Non-assessable
All of our outstanding shares of Class A common stock and Class B common stock will be fully paid and non-assessable.
Preferred Stock
Under our Articles, our Board is authorized to direct us to issue shares of preferred stock in one or more series or classes without shareholder approval, unless otherwise required by the Articles, by law or by any stock exchange. Our Board has the discretion to determine the voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions of each series or class of preferred stock.
Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Class A common stock and Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our Company that may otherwise benefit holders of our Class A common stock and Class B common stock and may adversely affect the market price of our Class A common stock and the voting and other rights of the holders of Class A common stock and Class B common stock.
Authorized but Unissued Stock
We may issue additional shares of common stock or preferred stock without shareholder approval, subject to applicable rules of       , for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee benefit plans. The existence of unissued and unreserved common and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of us through a merger, tender offer, proxy contest, or otherwise, and protect the continuity of management and possibly deprive you of opportunities to sell your shares at prices higher than the prevailing market prices. We could also use additional shares to dilute the stock ownership of persons seeking to obtain control of us.
Anti-Takeover Effects of Provisions of Applicable Law and Our Articles and Bylaws
Missouri Corporate Law
Shareholders’ Votes Required for Mergers.   Under the GBCL, a Missouri corporation must generally obtain the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote thereon to approve a merger or consolidation. This requirement cannot be lowered by the articles of incorporation or bylaws of a Missouri corporation.
Control Share Acquisition Statute.   The GBCL has a “control share acquisition statute,” which may limit the rights of a shareholder to vote some or all of its shares. Pursuant to our Articles, the “control shares acquisition statute” in the GBCL does not apply to us.
Business Combination Statute.   The GBCL contains a “business combination statute,” which restricts certain “business combinations” (as defined below) between a corporation and an “interested shareholder” (as defined below) or affiliates of the interested shareholder, for a period of five years after the date of the transaction in which the person becomes an interested shareholder, unless either such transaction or the interested shareholder’s acquisition of stock is approved by the board of directors on or before the date the interested shareholder obtains such status.
The statute also provides that, after the expiration of such five-year period, business combinations are prohibited unless:
•
a business combination approved by the corporation’s board of directors prior to the date on which the interested shareholder became an interested shareholder, or where the purchase of stock that caused the interested shareholder to become an interested shareholder was approved in advance by the corporation’s board of directors;

•
a business combination approved by the holders of a majority of the outstanding voting stock not owned by the interested shareholder, or by any affiliate or associate of the interested shareholder (as defined in the statute) at a meeting called for such purpose no earlier than five years after the date on which the interested shareholder became an interested shareholder; or

•
a business combination that satisfies certain fairness and procedural requirements prescribed in the statute.

For this purpose, a “business combination” includes a mergers or consolidation, some sales, leases, exchanges, pledges and similar dispositions of corporate assets or stock and any reclassifications or recapitalizations that generally increases the proportionate voting power of the interested shareholder. Under the GBCL, an “interested shareholder” means any person who owns or controls twenty percent (20%) or more of the outstanding shares of the corporation’s voting stock, or who is an affiliate or associate of the corporation (as defined in the statute) and at any time within the 5-year period prior to the date in question previously owned or controlled twenty percent (20%) or more of the outstanding shares of the corporation’s voting stock.
Although a corporation may opt out of the business combination statute through a provision in its articles of incorporation or bylaws, we have not opted out. Accordingly, the Missouri business combination statute applies to acquisitions of our Class A common stock.
Takeover Bid Disclosure Statute.   The GBCL contains a “takeover bid disclosure statute,” which requires that, under some circumstances, before making a tender offer that would result in the offeror acquiring control of us, the offeror must file certain disclosure materials with the Missouri Commissioner of Securities.
Federal and Missouri Banking Law
The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The BHC Act requires any “bank holding company” to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than five percent (5%) of the voting power of our outstanding common stock. Any “company” (as defined in the BHC Act) other than a bank holding company is required to obtain the approval of the Federal Reserve before acquiring “control” of us. “Control” generally means (1) the ownership or control of twenty-five percent (25%) or more of a class of voting securities, (2) the ability to elect a majority of the directors or (3) the ability otherwise to exercise a controlling influence over management and policies. The interpretation of these control attributes is subject to interpretation by the Federal Reserve through regulation and practice. A person, other than an individual, that controls us for purposes of the BHC Act is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice (or rebut control) to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of the voting power of our outstanding Class A common stock (or any other class of our voting securities).
Missouri law also generally prohibits any bank holding company from acquiring ownership or control of any depository financial institution that has Missouri deposits, such as the Bank, if the qualifying deposits in Missouri controlled by such bank holding company after the acquisition would exceed 13% of all qualifying Missouri deposits in total.
Board Classification
The GBCL permits classification of a Missouri corporation’s board of directors with as equal of number in each class as possible if the corporation’s articles of incorporation or bylaws so provide. Our Articles and Bylaws provide for a classified board of directors comprised of three classes as equal in size as possible.
The GBCL permits a corporation to elect each director to a term of between one (1) and three (3) years. Our Articles and Bylaws provide that directors are elected to a three (3) year term.
Removal of Directors; Vacancies
The GBCL provides that, unless the articles of incorporation or bylaws provide otherwise, one or more directors of a corporation may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors. The GBCL also provides that any director may be removed for cause by action of a majority of the entire board of directors if the director, at the time of removal, fails to meet the qualifications stated in the articles of incorporation or bylaws for election as a director or is in breach of any agreement between such director and the corporation relating to such director’s services as a director or employee of the corporation.
Our Articles provide that directors may be removed only (a) for cause, by a majority of the Board, as provided by law, in the event a director fails to meet the qualifications stated in the Bylaws for election as a director or in the event such director is in breach of any agreement between such director and the Company relating to such director’s service as a director or employee of the Company, or (b) with or without cause, by a vote of the holders of two-thirds of the shares then entitled to vote at an election of directors, voting as a single class. Any such vote by the shareholders shall be in addition to the separate vote of any particular class or series of our capital stock required by or pursuant to law, our Articles or otherwise.
The GBCL provides that, unless otherwise provided in the corporation’s articles of incorporation or bylaws, the board of directors can fill vacancies by a majority vote until the next election of directors by shareholders at a regular or special meeting. Our Articles and Bylaws do not contain any provision that alters this standard.
No Cumulative Voting
Our Bylaws provide that there shall be no cumulative voting for our directors. The absence of cumulative voting may make it more difficult for shareholders owning less than a majority of our common stock to elect any directors to our Board.
Limitations on Shareholder Action by Written Consent
The GBCL provides that any action by written consent of shareholders in lieu of a meeting must be unanimous.
Limitations on Calling Shareholder Meetings
Under our Bylaws, special meetings of shareholders may be called only by a majority of our Board, the Chairman of the Board, our President, or the holders of not less than 85% of our voting stock.
Shareholder Proposals and Notice
Our Bylaws provide advance notice procedures for shareholders seeking to bring business before our shareholders at our annual meeting of shareholders. Our Bylaws also specify certain requirements regarding the form and content of a shareholder’s notice. These provisions might preclude our shareholders from bringing matters before our shareholders at our annual meeting of shareholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.
Limitations on Liability and Indemnification Matters
Our Articles limit the liability of our directors to us or any of our shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under the GBCL.
Under the GBCL, a corporation may indemnify any person made or threatened to be made a party to any legal proceeding (including, any suit by or in the name of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in any such capacity with respect to another enterprise, against expenses and other amounts reasonably incurred by him in connection with such legal proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The foregoing notwithstanding, no indemnification may be made in respect to any claim brought by or in the name of the corporation as to which such person is adjudged to be liable to the corporation unless and only to the extent that a proper court determines that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper. A corporation is required to indemnify its directors or officers, and its employees or agents, to the extent that such persons have been successful on the merits or otherwise in defending an action, suit or proceeding or any claim, issue or matter therein, unless the corporation’s articles of incorporation or bylaws provide otherwise. These indemnification rights are not exclusive of any other rights to which the person seeking indemnification is entitled and do not limit a corporation’s right to provide further indemnification.
Our Articles provide rights of indemnification generally as set forth in the GBCL as described above.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock and Class B common stock will be        .
Securities Exchange
We intend to list our Class A common stock on the             under the symbol “CBC.”

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon the completion of this offering, we will have       shares of Class A common stock outstanding (or       shares if the underwriters elect to exercise in full their option to purchase additional shares from us) after giving effect to the stock dividend, whereby each share of our Class A common stock will receive        additional shares, that will occur prior to the consummation of this offering.
All of the       shares of Class A common stock to be sold in this offering (or       shares if underwriters elect to exercise in full their option to purchase additional shares from us) will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased or held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining       shares of Class A common stock will be “restricted securities” as defined in Rule 144 and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including under Rule 144 and Rule 701. Of these shares,       shares of Class A common stock will be subject to a contractual 180-day lock-up period described below and will be available for sale in the public market only after 180 days from the date of this prospectus (subject to registration or an exemption from registration). The remaining shares of Class A common stock that are not subject to the contractual lock-up may be sold in the public market if they qualify for an exemption from registration under Rule 144 or Rule 701.
The Voting Trust Members may divest their ownership interest in us over time, subject to market conditions and other considerations. Shares held by the Voting Trust Members will be subject to the 180-day lock-up period.
Rule 144
In general, a person who has beneficially owned restricted shares of our Class A common stock for at least six months would be entitled to sell such securities; provided that, (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during, the 90 days preceding the sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. A person who is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and has beneficially owned restricted shares of our Class A common stock for at least one year would be entitled to sell such securities without regard to the current public information requirements of Rule 144.
On April 28, 2025, our Articles became effective, which, among other things, automatically reclassified and converted each share of Class B common stock then outstanding (excluding treasury stock) into one share of Class A common stock. We believe that all holders who receive Class A common stock in the Reclassification will be permitted to “tack” the holding period of their Class B common stock to their own holding periods with respect to their Class A common stock for purposes of establishing the requisite six-month or one-year holding period.
Persons who have beneficially owned restricted shares of our Class A common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale would be subject to additional restrictions by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:
•
one percent (1%) of the number of shares of our Class A common stock then outstanding, which will equal approximately       shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•
the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Rule 701
In general, and subject to expiration of the applicable lock-up restrictions and, in the case of the Voting Trust Members, the applicable restrictions under the Voting Trust Agreement, any of our employees, directors or officers who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date (subject to the lock-up agreements referred to below, as applicable), which qualify under Rule 701 promulgated under the Securities Act, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.
Form S-8 Registration Statement
We intend to file one or more registration statements on Form S-8 under the Securities Act upon consummation of this offering to register for the purposes of United States federal securities laws the shares of our common stock that are issuable pursuant to our equity incentive plan. These registration statements are expected to be filed and become effective as soon as practicable after the effective date of this offering. Shares covered by these registration statements will then be eligible for sale in the public markets in the United States, subject to the lock-up agreements and, if applicable, to Rule 144 limitations applicable to affiliates.
Voting Trust Agreement
Under the Voting Trust Agreement, the Voting Trust Members have agreed, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our Class A common stock or any securities convertible into or exchangeable or exercisable for Class A common stock for a period, as specified by us and the managing underwriter, not to exceed 180 days after the date of this prospectus, without the prior written consent of the managing underwriter. Under the Voting Trust Agreement, the underwriters are intended third-party beneficiaries of these “market stand-off” provisions and may enforce such provisions.
Lock-up Agreements
We and members of the Voting Trust and our executive officers, directors and director nominees holding                shares of our Class A common stock have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus:
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock;

•
file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock;

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise.
In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock.
Registration Rights Agreement
After this offering, and subject to the lock-up agreements and restrictions under the Voting Trust Agreement, certain Voting Trust Members, who will hold approximately    % (or    % if the underwriters’ option to purchase additional shares is exercised in full) of our Class A common stock after completion of this offering, may require us to register shares of our Class A Common Stock they beneficial own under the Securities Act. For more information, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” After such registration, these shares of our Class A common stock will become freely tradeable without restrictions under the Securities Act. These sales could have a material adverse effect on the prevailing market price of our common stock.

MATERIAL UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS OF CLASS A COMMON STOCK
This section summarizes certain United States federal income tax consequences of the ownership and disposition of our Class A common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:
•
a nonresident alien individual;

•
a foreign corporation; or

•
an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from Class A common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This summary does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:
•
banks, insurance companies or other financial institutions;

•
tax-exempt or governmental organizations;

•
tax-qualified retirement plans;

•
qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund) or any other person that is subject to special rules or exemptions under the Foreign Investment in Real Property Tax Act;

•
dealers in securities or foreign currencies;

•
persons whose functional currency is not the U.S. dollar;

•
“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•
persons subject to the alternative minimum tax;

•
entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•
persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•
persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•
certain former citizens or long-term residents of the United States; and

•
persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds our Class A common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding our Class A common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in our Class A common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of our Class A common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends
If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our Class A common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits will generally be treated first as a tax-free return of capital, on a share-by-share basis, to the extent of your tax basis in our Class A common stock (and will reduce your basis in such our Class A common stock), and, to the extent such portion exceeds your tax basis in our Class A common stock, the excess will be treated as gain from the taxable disposition of our Class A common stock, the tax treatment of which is discussed below under “Gain on Disposition of Our Class A common stock.”
Except as described below, distributions treated as dividends paid to you on our Class A common stock are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, the withholding agent will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to the withholding agent:
•
a valid Internal Revenue Service (“IRS”) Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or

•
in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States IRS.
If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, withholding agents are generally not required to withhold tax from the dividends, provided that you have furnished to the withholding agent a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:
•
you are a non-United States person; and

•
the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.
If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
Gain on Disposition of Our Class A common stock
You generally will not be subject to United States federal income tax on gain that you recognize on a disposition of our Class A common stock unless:
•
the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis;
•
you are an individual, you hold our Class A common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•
we are or have been a “United States real property holding corporation” (as described below), at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, you are not eligible for a treaty exemption, and either (1) our Class A common stock is not regularly traded on an established securities market during the calendar year in which the sale or disposition occurs or (2) you owned or are deemed to have owned, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, more than five percent (5%) of our Class A common stock.

If the gain from the taxable disposition of shares of our Class A common stock is effectively connected with your conduct of a trade or business in the United States (and, if required by a tax treaty, the gain is attributable to a permanent establishment that you maintain in the United States), you will be subject to tax on the net gain derived from the sale at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are an individual non-U.S. holder described in the second bullet point immediately above, you will be subject to a flat 30% tax (unless an applicable income tax treaty provides otherwise) on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States.
With respect to the third bullet point above, we will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation. Even if we were to become a United States real property holding corporation, gain arising from your sale or other taxable disposition of shares of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and you owned, actually and constructively, five percent (5%) or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or your holding period.
FATCA Withholding
Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on your behalf if you or such persons fail to comply with certain information-reporting requirements. Payments of dividends that you receive in respect of our Class A common stock could be affected by this withholding if you are subject to the FATCA information-reporting requirements and fail to comply with them or if you hold our Class A common stock through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.
Backup Withholding and Information Reporting
We and other payors are required to report payments of dividends on our Class A common stock on IRS Form 1042-S even if the payments are exempt from withholding. Dividends paid by us (or our paying agents) to you may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply if you provide a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-ECI, or

otherwise establish an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that you are a U.S. person who is not an exempt recipient.
Payment of the proceeds from the sale of our Class A common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (1) the broker has certain connections to the United States, (2) the proceeds or confirmation are sent to the United States or (3) the sale has certain other specified connections with the United States.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC,                 and                 are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our Class A common stock indicated below:
Name	Number of Shares
Morgan Stanley & Co. LLC

Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of our Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ overallotment option described below.
The underwriters initially propose to offer part of the shares of our Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      per share under the public offering price. After the initial offering of the shares of our Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to       additional shares of our Class A common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of our Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of our Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional       shares of Class A common stock.
Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our Class A common stock offered by them.

Exchange Listing
We intend to apply to list our Class A common stock on the        under the trading symbol “CBC.”
Lock-Up Agreements
We and members of the Voting Trust and our executive officers, directors and director nominees holding   shares of our Class A common stock have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock;

•
file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock;

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock.
The restrictions described in the immediately preceding paragraph will be subject to certain specified exceptions.
Morgan Stanley & Co. LLC, in its sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
Price Stabilization; Short Positions
In order to facilitate the offering of our Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the overallotment option. The underwriters can close out a covered short sale by exercising the overallotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the overallotment option. The underwriters may also sell shares in excess of the overallotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our Class A common stock in the open market to stabilize the price of our Class A common stock. These activities may raise or maintain the market price of our Class A common stock above independent market levels or prevent or retard a decline in the market price of our Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
Electronic Distribution
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of our Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our Class A common stock, although shares of our Class A common stock are currently quoted on the OTC Markets under the symbol “CBCY”. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
Notice to Prospective Investors in the European Economic Area (“EEA”)
This prospectus is not a prospectus for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”).
In relation to each Member State of the EEA, no offer of shares of our Class A common stock which are the subject of the offering contemplated by this prospectus to the public may be made in that Member State of the EEA other than:
(a)
to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the relevant underwriters nominated by us for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our Class A common stock shall require us or any underwriter to publish a prospectus pursuant to the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Member State of the EEA means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our Class A common stock.

Notice to Prospective Investors in the United Kingdom
In the United Kingdom, this prospectus is not a prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom (the “UK Prospectus Regulation”).
The communication of this prospectus and any other document or materials relating to the offer of our shares of Class A common stock contemplated hereby is not being made, and this prospectus and such other documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). This prospectus may not be distributed or circulated to any person in the United Kingdom other than to (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order or (iii) other persons to whom it may otherwise lawfully be communicated or distributed under the Order (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons. Other persons should not act on this prospectus or any of its contents.
In relation to the United Kingdom, no offer of shares of our Class A common stock which are the subject of the offering contemplated by this prospectus to the public may be made in the United Kingdom other than:
(a)
to any legal entity which is a qualified investor as defined in the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the UK Prospectus Regulation), subject to obtaining the prior consent of the relevant underwriters nominated by us for any such offer; or

(c)
in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of shares of our Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of our Class A common stock.
All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.
Notice to Prospective Investors in Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of our Class A common stock.
Accordingly, the shares of our Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except pursuant to an exemption as described below from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our Class A common stock. The shares of our Class A common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our Class A common stock. The shares of our Class A common stock may only be transferred en bloc without subdivision to a single investor.
Notice to Prospective Investors in Canada
The shares of our Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Hong Kong
The shares of our Class A common stock have not been and will not be offered or sold in Hong Kong by means of any document other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No advertisement, invitation or document relating to the shares of our Class A common stock has been or will be issued or has been or will be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of our Class A common stock described herein. The shares of our Class A common stock may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of our Class A common stock constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this prospectus nor any other offering or marketing material relating to the shares of our Class A common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, nor the Company nor the shares of our Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. The shares of our Class A common stock are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA, and investors in the common stock will not benefit from protection or supervision by such authority.
VALIDITY OF CLASS A COMMON STOCK
The validity of the shares of our Class A common stock offered hereby will be passed upon for us by       . Certain legal matters will be passed upon for us by Sullivan & Cromwell LLP, New York, New York and for the underwriters by Sidley Austin LLP, New York, New York.
EXPERTS
The consolidated financial statements of Central Bancompany, Inc. as of December 31, 2024 and 2023, and for each of the years in the two-year period ended December 31, 2024, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy or form of such contract, agreement or document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You may inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.
We maintain an internet site at https://www.centralbank.net/. The information on, or accessible from, our website is not part of this prospectus by reference or otherwise.
Upon the completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect copies of these materials without charge at the SEC’s website. We intend to make available to our common shareholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162
Report of Independent Registered Public Accounting Firm
To the Board of Directors
Central Bancompany, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Central Bancompany, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Change in Accounting Principle
As discussed in Notes 1 and 3 to the consolidated financial statements, the Company has changed its method of accounting for the recognition and measurement of credit losses as of January 1, 2023 due to the adoption of ASC Topic 326, Financial Instruments—Credit Losses.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 1973.
Kansas City, Missouri
March 31, 2025, except for Notes 21 and 22, as to which the date is April 28, 2025
KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

CENTRAL BANCOMPANY, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2024 and 2023
(Dollars in thousands, except for share and per share data)
	2024	2023
Assets
Cash and due from banks	$265,209	233,476
Short-term interest-bearing deposits	969,416	1,447,487
Interest-bearing deposits	699	1,188
Federal funds sold and securities purchased under agreements to resell	7,183	3,665
Investment securities:
Available for sale (AFS)	5,603,723	5,029,305
Held to maturity, net of allowance for credit losses of $21 and $26 (fair value of $3,231 and $4,060 in 2024 and 2023, respectively.)	3,225	4,033
Equity	48,770	50,246
Trading	666	—
Total investment securities	5,656,384	5,083,584
Loans	11,624,091	11,485,288
Less allowance for credit losses	(154,279)	(154,809)
Net loans	11,469,812	11,330,479
Loans held for sale	34,264	35,442
Land, buildings, and equipment, net	215,316	217,931
Deferred tax assets, net	23,332	56,635
Foreclosed assets held for sale	3,695	4,344
Goodwill	348,237	348,237
Core deposit and other intangibles	6,653	10,042
Mortgage servicing rights	30,423	33,876
Bank owned life insurance	24,522	24,758
Other assets	187,398	189,361
Total assets	$19,242,543	19,020,505
See accompanying notes to consolidated financial statements.

CENTRAL BANCOMPANY, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2024 and 2023
(Dollars in thousands, except for share and per share data)
	2024	2023
Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing demand	$5,245,705	5,378,324
Savings and interest-bearing demand	8,043,244	7,943,456
Time	1,696,899	1,547,730
Total deposits	14,985,848	14,869,510
Federal funds purchased and customer repurchase agreements	1,007,295	1,226,167
Total customer funds	15,993,143	16,095,677
Other liabilities	138,739	181,030
Total liabilities	16,131,882	16,276,707
Stockholders’ equity:
Preferred stock, $0.01 par value. 50,000,000 shares authorized; 0 shares issued for both 2024 and 2023, respectively	—	—
Class A voting common stock, $0.01 par value. 500,000,000 shares authorized; 5,956,057 shares issued for both 2024 and 2023, respectively	60	60
Class B nonvoting common stock, $0.01 par value. 50,000,000 shares authorized; 0 shares issued for both 2024 and 2023, respectively	—	—
Capital surplus	16,237	13,548
Retained earnings	3,333,669	3,085,304
Accumulated other comprehensive loss	(139,925)	(267,592)
	3,210,041	2,831,320
Less treasury stock of 1,548,362 and 1,536,946 shares of Class A voting common stock in 2024 and 2023, respectively; 0 shares of Class B nonvoting common stock in 2024 and 2023, respectively	(99,380)	(87,522)
Total stockholders’ equity	3,110,661	2,743,798
Total liabilities and stockholders’ equity	$19,242,543	19,020,505
See accompanying notes to consolidated financial statements.

CENTRAL BANCOMPANY, INC. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended December 31, 2024 and 2023
(Dollars in thousands, except for share and per share data)
	2024	2023
Interest income:
Loans	$708,386	646,923
Investment securities	151,489	129,740
Federal funds sold and securities purchased under agreements to resell	45,102	23,989
Total interest income	904,977	800,652
Interest expense:
Deposits	190,432	128,694
Federal funds purchased and customer repurchase agreements	27,221	38,779
Total interest expense	217,653	167,473
Net interest income	687,324	633,179
Provision for credit losses	14,587	16,252
Net interest income after provision for credit losses	672,737	616,927
Other income:
Service charges and commissions	56,137	50,441
Payment services revenue	67,531	67,414
Brokerage services	25,739	22,433
Fees for fiduciary services	45,897	40,197
Mortgage banking revenues, net	42,080	37,113
Other income	9,667	8,176
Investment securities losses, net	(36,661)	(18,894)
Total other income	210,390	206,880
Other expenses:
Salaries and employee benefits	281,087	271,508
Net occupancy and equipment	47,131	44,253
Computer software and maintenance	20,318	19,490
Marketing and business development	19,990	19,053
FDIC and bank exam fees	5,583	5,671
Legal and professional fees	26,290	19,095
Bankcard processing, rewards and related cost	32,002	36,031
Other expenses	57,006	53,969
Total other expenses	489,407	469,070
Income before income taxes	393,720	354,737
Income taxes	87,910	81,044
Net income	$305,810	273,693
Net income per common share – basic	$69.29	61.87
Net income per common share – diluted	$69.29	61.87
See accompanying notes to consolidated financial statements.

CENTRAL BANCOMPANY, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years ended December 31, 2024 and 2023
(Dollars in thousands)
	2024	2023
Net income	$305,810	273,693
Reclassification adjustment for net losses on AFS securities included in net income, net of taxes	39,031	15,204
Unrealized gain on AFS securities, net of income taxes	70,574	107,416
Change in pension loss, net of income taxes	18,061	6,701
Other comprehensive income	127,667	129,321
Total comprehensive income	$433,477	403,014
See accompanying notes to consolidated financial statements.

CENTRAL BANCOMPANY, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2024 and 2023
(Dollars in thousands, except for share and per share data)
	Class A Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2022	$60	11,830	2,858,291	(86,868)	(396,913)	2,386,400
Adoption ASU 2016-13			5,241			5,241
Balance at January 1, 2023, adjusted	$60	11,830	2,863,532	(86,868)	(396,913)	2,391,641
Net income			273,693			273,693
Other comprehensive income (loss)					129,321	129,321
Purchase of treasury stock				(959)		(959)
Cash dividends paid on common stock ($11.75 per share)			(51,921)			(51,921)
Stock-based compensation		2,023				2,023
Issuance under equity compensation plans		(305)		305		—
Balance at December 31, 2023	$60	13,548	3,085,304	(87,522)	(267,592)	2,743,798
Net income			305,810			305,810
Other comprehensive income (loss)					127,667	127,667
Purchase of treasury stock				(12,143)		(12,143)
Cash dividends paid on common stock ($13.00 per share)			(57,445)			(57,445)
Stock-based compensation		3,458				3,458
Issuance under equity compensation plans		(769)		285		(484)
Balance at December 31, 2024	$60	16,237	3,333,669	(99,380)	(139,925)	3,110,661
See accompanying notes to consolidated financial statements.

CENTRAL BANCOMPANY, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2024 and 2023
(Dollars in thousands)
	2024	2023
Cash flows from operating activities:
Net income	$305,810	273,693
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,204	19,565
Accretion of discounts and amortization of premiums, net	7,640	15,322
Deferred income taxes	(6,660)	2,633
Provision for credit losses	14,587	16,252
Gain on sale of loans, net	(28,964)	(23,648)
Purchases of trading securities	(2,347)	(5,273)
Sales of trading securities	1,677	5,288
Investment securities losses, net	36,661	18,894
Originations of mortgage loans held for sale	(1,278,005)	(1,163,209)
Proceeds from sales of mortgage loans held for sale	1,302,861	1,180,076
Stock-based compensation	3,458	2,023
(Decrease) increase in other assets	8,312	(4,925)
(Decrease) increase in other liabilities	(20,937)	8,401
Net cash provided by operating activities	363,297	345,092
Cash flows from investing activities:
Purchase of available-for-sale securities	(3,761,831)	(1,008,046)
Purchase of equity securities	(10,590)	—
Proceeds from sales of available-for-sale securities	1,044,686	662,970
Proceeds from sales of equity securities	26,654	103
Proceeds from maturities of available-for-sale securities	2,227,755	1,916,907
Proceeds from maturities of held-to-maturity securities	836	669
Net change in interest-bearing deposits	489	250
Net increase in loans	(148,660)	(268,625)
Purchase of land, buildings, and equipment	(25,158)	(25,890)
Proceeds from sale of land, buildings, and equipment	11,911	1,489
Net cash (used in) provided by investing activities	(633,908)	1,279,827
Cash flows from financing activities:
Decrease in deposits	(53,155)	(1,102,186)
Increase in time deposits	169,493	410,500
Decrease in federal funds purchased and customer repurchase agreements	(218,872)	(90,780)
Dividends paid	(57,532)	(51,870)
Purchase of treasury stock	(12,143)	(959)
Net cash used in financing activities	(172,209)	(835,295)
Net increase (decrease) in cash and cash equivalents	(442,820)	789,624
Cash and cash equivalents at beginning of year	1,684,628	895,004
Cash and cash equivalents at end of year	$1,241,808	1,684,628
Cash and due from banks	$265,209	233,476
Short-term interest-bearing deposits	969,416	1,447,487
Federal funds sold and securities purchased under agreements to resell	7,183	3,665
Total cash and cash equivalents	$1,241,808	1,684,628
Supplemental disclosure of cash flow information:
Interest paid	$216,063	161,178
Income taxes paid	92,020	71,342
Loans transferred to foreclosed assets held for sale	4,938	1,124
See accompanying notes to consolidated financial statements.

CENTRAL BANCOMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(1)   Summary of Significant Accounting Policies
Principles of Consolidation and Subsequent Events
The accompanying consolidated financial statements include the accounts of Central Bancompany, Inc., and its subsidiaries (collectively, the “Company”). Central Bancompany owns all the outstanding capital stock of The Central Trust Bank (the “Bank”), which is headquartered in Missouri. All intercompany accounts and transactions have been eliminated.
The Company evaluated subsequent events for recognition or disclosure through March 31, 2025, the date on which the consolidated financial statements were issued. While the U.S. economy continued to be strong in 2024, continued record levels of inflation forced the Federal Reserve to maintain tight monetary conditions. High inflation and interest rates may adversely affect our business activities, financial condition, and results of operations. Such effects will depend on future developments, which are highly uncertain and difficult to predict. Meanwhile, continued risk from the uncertain geopolitical climate may cause stress to the economic conditions in the U.S. and globally.
Use of Estimates
Management has made a number of estimates and assumptions relating to the reporting of assets and statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP). Actual results could differ from those estimates.
Cash and Cash Equivalents
For purposes of the consolidated statements of cash flows, the Company considers cash and due from banks, short-term interest-bearing deposits maturing within 90 days, and federal funds sold and securities purchased under agreements to resell maturing within 90 days to be cash equivalents. Interest-bearing deposits are held at other financial institutions and are not considered cash and cash equivalents.
Investment Securities
Held-to-maturity securities (“HTM”) are those that the Company has the positive intent and ability to hold to maturity. HTM securities are recorded at amortized cost, net of allowance for credit losses. Trading account securities (“Trading”) are bought and held principally for the purpose of selling them in the near term. Equity securities (“Equity”) include common and preferred stock with readily determinable fair value as well as certain equity securities without a readily determinable fair value. All other debt securities held by the Company are classified as available-for-sale (“AFS”). Trading, Equity, and AFS securities are recorded at fair value. For both Trading and Equity securities, gains and losses, both realized and unrealized, are included in earnings. Unrealized holding gains and losses, net of related tax effect, on AFS securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses upon disposition of AFS securities are included in income using the specific-identification method for determining the cost of the securities sold.
Purchased premiums and discounts on investment securities are amortized/accreted into interest income using the constant yield method based upon the remaining contractual maturity of the asset, adjusted for any expected prepayments.
Allowance for Credit Losses on Available-for-Sale Debt Securities
For AFS debt securities in an unrealized loss position, the entire loss in fair value is required to be recognized in current earnings if the Company intends to sell the securities or believes it more likely than not that it will be required to sell the security before the anticipated recovery. Any time the Company does not expect to recover the amortized cost basis, a credit loss is deemed to have occurred and an allowance for credit losses is recorded. The allowance for credit losses is limited by the amount that the fair value is less than the amortized cost basis.
Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit losses on the consolidated statements of income. Losses are charged against the allowance for credit losses on securities when management believes the uncollectibility of an AFS security is confirmed or when either of the conditions regarding intent or requirement to sell is met.
Accrued interest receivable on AFS debt securities is excluded from the estimate of credit losses.
Loans Held for Sale
Loans held for sale are accounted for at fair value pursuant to the fair value option permitted by ASC 825, Financial Instruments. The Company elected to take the fair value option for loans held for sale permitted by ASC 825, Financial Instruments beginning January 1, 2020. The fair value is based on secondary market prices for loans with similar characteristics, including an adjustment for embedded servicing value. Gains and losses from the changes in fair value are included in mortgage banking revenues, net. Deferred fees and costs related to these loans are recognized as part of the cost basis of the loan at the time it is sold. Interest income related to loans held for sale is accrued based on the principal amount outstanding and the loan’s contractual interest rate.
Loans
For purposes of these financial statements, the loan portfolio collectively includes all loans and leases the Company holds for investment, hereinafter referred to as “loans.” Loans that the Company intends and has the ability to hold for the foreseeable future or until maturity or payoff are carried at amortized cost. Amortized cost represents the outstanding principal balance of loans, net of any deferred origination fees and related costs. The Company has elected to exclude all accrued interest receivable from the disclosures of amortized cost and has opted not to establish an allowance for credit losses related to accrued interest receivables.
Interest on loans is accrued and credited to income based on the principal amount outstanding, using primarily a simple interest calculation. Loan and commitment fees, net of associated costs, are deferred and amortized over the life of the loans, shown as an adjustment to interest income. The Company applies the straight-line method for amortization, which approximates the level yield method. Amortization does not anticipate loan prepayments, and any unamortized fees are recognized in full at the time of payoff.
The accrual of interest on loans is discontinued when, in management’s judgment, the interest is uncollectible in the normal course of business. When a loan is placed on non-accrual status, any interest previously accrued but not collected is reversed against current income, and the loan is charged off to the extent uncollectible. Principal and interest payments received on non-accrual loans are generally applied to principal. Interest is included in income only after all previous loan charge-offs have been recovered and is recorded only as received. The loan is returned to accrual status only when the borrower has brought all past-due principal and interest payments current and, in the opinion of management, has demonstrated the ability to make future payments of principal and interest as scheduled.
The Company may renegotiate the terms of existing loans during the normal course of business. When modifications are made to the terms of an existing loan, the Company assesses whether a borrower is experiencing financial difficulty. In making this assessment, the Company considers whether the borrower is currently in default on any of its debt and evaluates whether it is probable that the borrower would default on its obligations in the foreseeable future absent the loan modification. The Company also considers whether the borrower could obtain comparable financing from another lender at market terms for similar debt, without the modification. Modifications of loans to borrowers in these situations may indicate that the borrower is facing financial difficulty.
Allowance for Credit Losses on Loans
The allowance for credit losses on loans is a valuation amount that is deducted from the amortized cost basis of loans not held at fair value to present the net amount expected to be collected over the contractual term of the loans. The allowance for credit losses on loans is measured using relevant information about past events, including historical credit loss experience on loans with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flow over the contractual term of the loans. An allowance will be created upon origination or acquisition of a loan and is updated at subsequent reporting dates. The methodology is applied consistently for each reporting period and reflects management’s current expectations of credit losses. Changes to the allowance for credit losses on loans resulting from periodic evaluations are recorded through increases or decreases to the credit loss expense for loans, which is recorded in provision for credit losses on the consolidated statements of income. Loans that are deemed to be uncollectible are charged off against the related allowance for credit losses on loans. The allowance for credit losses on loans is measured on a collective (pool) basis. Loans are aggregated into pools based on similar risk characteristics including borrower type, collateral type, and expected credit loss patterns. The Company maintains a policy to reverse accrued and unpaid interest when a loan is placed on non-accrual. Therefore, an allowance is not recorded for accrued interest.
Liability for Unfunded Lending Commitments
The Company’s accrual for credit risk associated with unfunded lending commitments is maintained at a level that is appropriate to cover estimated losses associated with credit instruments that are not currently recognized as assets such as loan commitments, standby letters of credit or guarantees that are not unconditionally cancellable by the bank. This accrual is included in other liabilities in the consolidated balance sheets with changes to the liability recorded through increases or decreases to the provision for credit losses on the consolidated statements of income. The methodology used to measure credit losses for unfunded lending commitments is the same as the methodology used for loans, however, the estimate of credit risk for unfunded lending commitments takes into consideration the likelihood that funding will occur. The liability for unfunded lending commitments excludes any exposures that are unconditionally cancellable by the Company.
Land, Buildings, and Equipment
Land, buildings, and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line or declining balance method depending upon the type of asset. The Company generally assigns depreciable lives of 25-30 years for buildings; 15 years for building improvements; 15 years for land improvements; and 3-7 years for furniture, equipment, and software. Maintenance and repair costs are charged to expense as incurred. Major improvements are individually considered and are capitalized or expensed as the facts dictate.
Goodwill and Other Intangible Assets
Goodwill represents the excess of cost over equity in net assets of entities acquired. The Company accounts for goodwill in accordance with ASC 350, Intangibles—Goodwill and Other. Under ASC 350, goodwill and intangible assets that have indefinite useful lives are not amortized, but rather tested at least annually for impairment. Intangible assets that have finite useful lives continue to be amortized over 7 to 20 years. The Company performs an annual qualitative evaluation of goodwill. Based on the results of this qualitative assessment, if the Company concludes it is more likely than not that a reporting unit’s fair value is less than its carrying amount, a quantitative analysis is performed. If the fair value of a reporting unit is less than the carrying amount, an impairment has occurred and is measured as the amount by which the carrying amount exceeds the reporting unit’s fair value. The Company has not recorded impairment resulting from goodwill impairment tests during the years ended December 31, 2024 and 2023.
Foreclosed Assets
Foreclosed assets represent property that has been repossessed following default on a loan. These assets primarily consist of commercial and residential real estate, as well as other non-real estate property such as automobiles. Upon foreclosure, the assets are initially recognized at fair value, less estimated costs to sell, with any necessary valuation adjustments reflected in the allowance for credit losses.
The fair value of foreclosed assets is generally determined based on independent appraisals, third-party price opinions, or internally developed pricing models. These fair value estimates are reviewed and updated periodically to help ensure they accurately reflect market conditions.

Subsequent declines in fair value below the carrying amount are recognized through valuation allowances, which may be reversed if future increases in fair value occur. Any adjustments to the carrying value, along with realized gains or losses on the sale of foreclosed assets, as well as net operating expenses related to these assets, are recorded within other expenses.
Income Taxes
The Company and its subsidiaries file a consolidated federal income tax return. State and local income tax returns are filed on a combined, consolidated, or separate return basis based upon each jurisdiction’s laws and regulations. Deferred tax assets and liabilities are recognized based upon the differences between the values of assets and liabilities as recognized in the financial statements and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect of changes in statutory tax rates on the measurement of deferred tax assets and liabilities is recognized through income tax expense in the period the change is enacted. A valuation allowance is provided when it is more likely than not that some portion of the entire deferred tax asset may not be realized.
Comprehensive Income
Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the Company, this includes net income, changes in unrealized gains and losses on AFS investment securities, and the net periodic benefit cost related to the Company’s defined benefit pension plan, net of applicable tax effects. The amounts recognized in accumulated other comprehensive loss related to the defined benefit pension plan are adjusted out of accumulated other comprehensive loss when they are subsequently recognized as components of net periodic benefit cost.
Mortgage Banking
The fair value of retained mortgage servicing rights related to loans originated and sold is capitalized as an asset in accordance with ASC 860, Accounting for Servicing of Financial Assets, thereby increasing the gain on sale of the loan by the amount of the asset. Such mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income, considering appropriate prepayment assumptions. Any remaining unamortized amount is charged to expense if the related loan is repaid prior to maturity.
Management monitors the capitalized mortgage servicing rights on a disaggregated basis by stratum for impairment based on the fair value of those rights. Any impairment is recognized through a valuation allowance.
Derivative Financial Instruments
ASC 815, Derivatives and Hedging, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Accordingly, the Company records all derivatives at fair value.
The Company enters into interest rate lock commitments on certain mortgage loans related to mortgage banking operations on a best-efforts basis, which are commitments to originate loans where the interest rate on the loan is determined prior to funding. The Company also originates and sells certain loans related to mortgage banking operations on a mandatory delivery basis. To hedge interest rate risk, the Company sells short positions in mortgage-backed securities related to the loans sold on a mandatory delivery basis. The commitments to originate and short positions are accounted for as derivatives and carried at fair value in other assets and other liabilities with changes in fair value recorded in mortgage banking revenues, net.
The Company maintains an overall interest rate risk management strategy that permits the use of derivative instruments to modify exposure to interest rate risk. The Company’s interest rate risk management strategy includes the ability to modify the repricing characteristics of certain assets and liabilities to help reduce the risk that changes in interest rates adversely affect the net interest margin and cash flows. Interest rate swaps may be used on a limited basis as part of this strategy. The Company also makes interest rate swap contracts available to customers who wish to modify their interest rate sensitivity. The Company offsets the interest rate risk of these swaps by purchasing matching contracts with offsetting pay/receive rates from other financial institutions.
Customer Repurchase Agreements
The Company engages in customer transactions involving the sale of securities under agreements to repurchase as of a specified future date. Such repurchase agreements are considered collateralized financing transactions, not as a sale of the underlying securities. The obligation to repurchase assets sold is reflected as a liability in the consolidated balance sheet of the Company at the amount of cash received in the transaction. The fair value of collateral provided to a counterparty is monitored daily, and collateral is returned or provided by the Company in order to maintain full collateralization for these transactions.
Stock Based Compensation
The Company’s stock-based compensation plan, as detailed in Note 11, “Stock-Based Compensation” is accounted for in accordance with the guidance set forth in ASC 718, Compensation—Stock Compensation. Specifically, the Company adheres to the provisions outlined in ASC 718-10-30-3 and ASC 718-10-35-2, which require the measurement of stock-based compensation based on the fair value of the awards granted at the grant date.
The fair value for restricted stock awards (RSAs) is based on the weighted average market price of the Company’s Class B common stock during a specified period that is within 30 days before or 30 days after grant date, as determined by the Board of Directors in its sole discretion. The cost of stock-based compensation is recognized over the requisite service period, which is typically the vesting period, in accordance with the principles of ASC 718.
The Company recognizes stock-based compensation expense in the consolidated statements of income within “Salaries and Benefits.” The expense is recognized over the vesting period, with the total expense being adjusted for forfeitures only when they occur, in line with the policy outlined under ASC 718. Forfeitures are accounted for on an actual basis, and no estimated forfeitures are included in the initial measurement of compensation cost.
Treasury Stock
The Company accounts for treasury stock under the cost method, as outlined in ASC 505-30, Equity—Treasury Stock. Purchases of the Company’s common stock are recorded at cost, which includes all direct costs associated with the acquisition. When treasury stock is reissued, the carrying value of treasury stock is reduced based on the average cost basis of the shares held in treasury.
Income Per Share
The Company applies the two-class method for the computation of income per share, as prescribed by ASC 260, Earnings Per Share. The two-class method is an earnings allocation formula that determines income per share for common stock and for participating securities, according to dividends declared and participation rights in undistributed earnings.
The Company’s nonvested share-based awards vest based on the satisfaction of service conditions and are subject to forfeiture until such conditions are met. These nonvested share-based awards are not considered participating securities for the purpose of calculating income per share and as such do not participate in undistributed earnings. However, dividends or dividend equivalents declared or paid on nonvested share-based awards with forfeitable dividend rights are deducted from the income available to common stockholders. Such amounts reflect dividends that have been allocated to other-than-common stockholders and reduce the amount of income available for distribution to common stockholders.
Recent Accounting Pronouncements
Credit Losses—In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The update replaces the current incurred loss methodology for recognizing credit losses with a current expected loss model, which requires the measurement of all expected credit losses for financial assets held at the report date based on historical experience, current conditions, and reasonable and supportable forecasts. The amendment broadens the information that the entity must consider in developing its expected credit loss estimates. Additionally, the update amends the accounting for credit losses on AFS debt securities. The update requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimated credit losses, as well as the credit quality and underwriting standards of a company’s loan portfolio. Discussion of the impact of adoption is included below, as well as in Note 3, Loans and Allowance for Credit Losses and Note 2, Investment Securities.
The Company adopted CECL using the modified retrospective method for all financial assets measured at amortized cost and for unfunded lending commitments. Results for reporting periods beginning on or after January 1, 2023 are presented under CECL. The Company recorded a net increase to retained earnings of $5.2 million as of January 1, 2023 for the cumulative effect of adopting CECL, net of tax. The transition adjustment included a decrease to the allowance for credit losses of $6.0 million related to the loan portfolio, an increase to the allowance for credit losses related to HTM securities of $31 thousand.
On March 31, 2022, the FASB issued ASU 2022-02, Financial Instruments—Credit Losses (Topic 326):Troubled Debt Restructuring and Vintage Disclosures, which eliminated the accounting guidance on troubled debt restructurings (“TDRs”) for creditors in ASC 310-40. ASU 2022-02 requires that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. Further, it requires entities to disclose gross write-offs recorded in the current period by year of origination in the vintage disclosures on a year-to-date basis. The guidance was effective January 1, 2023. The adoption of this pronouncement did not have a significant effect on the Company’s financial position, results of operations, or cash flows of the Company. The new required disclosures have been included in the notes to the consolidated financial statements.
Income Taxes—In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)— Improvements to Income Tax Disclosures. This update establishes additional disclosure requirements regarding rate reconciliation and income taxes paid. This update also removes certain existing disclosure requirements. This update is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments in this update should be applied on a prospective basis, though retrospective application is permitted. Other than the inclusion of additional disclosures, the Company does not expect the change to have a significant effect on the Company’s consolidated financial statements.
Income Statement Reporting—In November 2024, The FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this update require new disclosures providing further detail of a company’s income statement expense items. This update is effective for annual periods beginning after December 15, 2026, and interim periods beginning December 15, 2027. Early adoption is permitted. The amendments in this update should be applied on a prospective basis. The Company is currently assessing the impact ASU 2024-03 will have on its expense disclosures.
Segment Reporting—In November 2023 the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The amendments in this update are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures related to significant segment expenses. The amendments do not change how an entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments and all existing segment disclosure requirements in ASC 280 and other Codification topics remain unchanged. The amendments in this update are incremental and require entities that report segment information to disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss as well as other segment items. Annual disclosure of the title and position of the chief operating decision maker and how the reported measures of segment profit or loss are used to assess performance and allocation of resources is also required. The amendments in this update are effective for fiscal years beginning after December 15, 2023. The Company has determined that the adoption of ASU 2023-07 did not have a significant impact on the Company’s Consolidated Financial Statements, other than the inclusion of additional disclosures.

Investments—Equity Method and Joint Ventures—In March 2023, the FASB issued ASU 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. The amendments in this update allow reporting entities to elect to account for qualifying tax equity investments—beyond those in low-income housing tax credit (LIHTC) structures—using the proportional amortization method, if certain conditions are met. This update is effective for annual periods beginning after December 15, 2023, including interim periods within those annual periods. Other than the inclusion of additional disclosures, the Company does not expect the change to have a significant effect on the Company’s consolidated financial statements.
(2)   Investment Securities
The table below includes the fair value of equity securities as of December 31, 2024 and 2023. Equity investments with no readily determinable fair value are carried at cost. Federal Home Loan Bank and Federal Reserve stock represent equity interests the Company is required to hold in the Federal Reserve Bank and Federal Home Loan Bank. These amounts are also carried at cost as they do not have a readily determinable fair value because ownership of these shares is restricted, and they lack a market.
(in thousands) Equity Securities	12/31/2024	12/31/2023
Common and preferred stock with readily determinable fair value	$724	2,212
Federal Home Loan Bank stock	10,708	10,830
Federal Reserve Bank stock	26,057	26,057
Other–no readily determinable fair value	11,281	11,147
Total equity securities	$48,770	50,246
As of December 31, 2023, the Company held 66,020 shares of Visa Inc. Class B-1 common stock that had a carrying value of zero as there had not been observable price changes in orderly transactions for identical or similar investments. On January 23, 2024, Visa, Inc.’s shareholders approved an exchange offer that allowed holders of Class B-1 shares to convert up to 50% of their holdings into Visa Class C shares, which could later be converted into freely transferable Visa Class A common shares, subject to certain restrictions and holding period conditions (the “Exchange Offer”). The Exchange Offer opened on April 8, 2024, and expired on May 3, 2024. The Company tendered all of its 66,020 Class B-1 Visa shares under the offer, receiving 33,010 Visa Class B-2 shares and 13,100 Visa Class C shares. The Visa Class C shares automatically convert into four Visa Class A shares upon transfer to anyone other than a Visa member or affiliate.
In the second quarter of 2024, the Company sold 34,928 Visa Class A shares, recognizing $9.7 million in pre-tax gains. An unrealized gain of $4.6 million was recognized on the remaining Visa Class C shares based on the closing price of Visa Class A shares, reflecting market transactions involving similar Visa securities. The Company sold the remaining Visa Class C shares, equating to 17,472 Visa Class A shares, in the third quarter, realizing a pre-tax gain of $4.5 million. The 33,010 of Visa Class B-2 shares retain the same restrictions as the former Class B-1 shares and have a carrying value of zero, as there have not been observable price changes in orderly transactions for identical or similar investments of the same issuer.
During 2024 and including the gain on VISA shares outlined above, $14.7 million in net gains were recorded on common and preferred stock, consisting of $16 million in gains realized on sales during 2024 and a $1.3 million decrease in unrealized gains on the portfolio. In 2023, $1.1 million in net gains were recorded on common and preferred stock, consisting of $2.8 million in gains realized on sales during 2023 and $1.7 million decrease in unrealized gains on the portfolio.

The following tables show the carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value of AFS and HTM securities by security type at December 31, 2024 and 2023.
(in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair values	Allowance for credit losses	Net carrying amount
2024
Available for sale:
United States treasuries	$1,291,137	752	(22,336)	1,269,553	—	1,269,553
United States debentures	373,869	54	(4,635)	369,288	—	369,288
United States agency mortgage-backed securities	4,078,956	6,535	(170,739)	3,914,752	—	3,914,752
Obligations of states and political subdivisions	21,274	79	(212)	21,141	—	21,141
Other securities	29,648	12	(671)	28,989	—	28,989
	$5,794,884	7,432	(198,593)	5,603,723	—	5,603,723
Held to maturity:
United States agency mortgage-backed securities	$25	1	—	26	—	26
Obligations of states and political subdivisions	3,221	—	(16)	3,205	(21)	3,184
	$3,246	1	(16)	3,231	(21)	3,210
(in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair values	Allowance for credit losses	Net carrying amount
2023
Available for sale:
United States treasuries	$1,634,429	—	(85,117)	1,549,312	—	1,549,312
United States debentures	1,065,318	57	(53,253)	1,012,122	—	1,012,122
United States agency mortgage-backed securities	2,592,784	1,501	(197,095)	2,397,190	—	2,397,190
Obligations of states and political subdivisions	34,764	114	(341)	34,537	—	34,537
Other securities	37,087	15	(958)	36,144	—	36,144
	$5,364,382	1,687	(336,764)	5,029,305	—	5,029,305
Held to maturity:
United States agency mortgage-backed securities	$36	—	—	36	—	36
Obligations of states and political subdivisions	4,023	4	(3)	4,024	(26)	3,998
	$4,059	4	(3)	4,060	(26)	4,034
Accrued interest receivable totaled $22.0 million and $16.9 million at December 31, 2024 and 2023, respectively, and is included within other assets on the consolidated balance sheets.

The amortized cost and fair value of AFS and HTM securities at December 31, 2024, by contractual maturity, are shown below:
	United States government obligations and government- sponsored enterprises		Obligations of states and political subdivisions		Other securities*
(in thousands)	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Available for sale:
Within 1 year	$739,848	730,909	4,780	4,767	20,614	20,145
After 1 but within 5 years	925,158	907,932	15,810	15,706	3,500	3,360
After 5 but within 10 years	—	—	259	247	—	—
After 10 years	—	—	425	421	—	—
Mortgage–and asset-backed securities	4,078,956	3,914,752	—	—	5,534	5,484
	$5,743,962	5,553,593	21,274	21,141	29,648	28,989
Held to maturity:
Within 1 year	$—	—	1,539	1,537	—	—
After 1 but within 5 years	—	—	1,647	1,632	—	—
After 5 but within 10 years	—	—	35	36	—	—
After 10 years	—	—	—	—	—	—
Mortgage–and asset-backed securities	25	26	—	—	—	—
	$25	26	3,221	3,205	—	—

*
Other securities consist primarily of corporate bonds.

Proceeds from sales of AFS securities in 2024 and 2023 were $1 billion and $663 million, respectively. Net losses of $51.2 million and net losses of $20 million were recognized on the sale of AFS securities in 2024 and 2023, respectively. Management did not record an ACL on the remaining securities in an unrealized loss position at December 31, 2024 because scheduled coupon payments have been made and management anticipates that the entire principal balance will be collected as scheduled.
Investment securities and money market obligations with a carrying value of approximately $3.9 billion and $3.9 billion were pledged to secure public deposits, repurchase agreements, and borrowed funds at December 31, 2024 and 2023, respectively.
Allowance for credit losses on investment securities:
The Company adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments on January 1, 2023. The principles for expected credit losses apply to all financial assets valued at cost, including our portfolio of HTM debt securities. The expected credit losses for these assets are determined based on the likelihood of default and the potential loss in the event of default, using assumptions that correspond to loans with similar credit profiles. The Company recorded an allowance for credit losses on its HTM securities of $21 thousand and $26 thousand at December 31, 2024 and 2023, respectively.
All AFS securities not issued or guaranteed by the U.S. Government, its agencies, or sponsored enterprises are subject to a quarterly review to test for impairment. This process requires the Company to adequately test for a range of credit and loss assumptions and does not rely primarily on credit ratings. This revealed no matters that would warrant impairment and result in an allowance for credit losses as of December 31, 2024 and 2023, respectively. The Company determined that all unrealized losses in its available-for-sale portfolio are primarily attributable to changes in interest rates and current market conditions.
Special emphasis and analysis are placed on securities that have experienced a negative credit rating event, are below investment grade, or have an uncertain financial outlook. These securities are placed on a watch list and monitored for further developments. At December 31, 2024, the fair value of securities on this watch list was $2.2 million compared to $2.8 million at December 31, 2023.
The table below summarizes debt securities AFS in an unrealized loss position, aggregated by length of impairment period, for which an allowance for credit losses has not been recorded. Unrealized losses on these AFS securities have not been recognized as income because after review, the securities were deemed not to be impaired. The unrealized losses on these securities are primarily attributable to changes in interest rates and current market conditions. Additionally, management does not intend to sell the securities, and it is more likely than not that management will not be required to sell the securities prior to the anticipated recovery.
Gross unrealized losses on AFS investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2024 and 2023 were as follows:
	Less than 12 months		12 months or more		Total
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2024
Available for sale:
United States government obligations and government-sponsored enterprises	$1,468,478	(14,293)	2,757,421	(183,418)	4,225,899	(197,711)
Obligations of states and political subdivisions	2,239	(16)	9,618	(195)	11,856	(211)
Other securities	717	—	26,691	(671)	27,409	(671)
	$1,471,434	(14,309)	2,793,730	(184,284)	4,265,164	(198,593)
	Less than 12 months		12 months or more		Total
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2023
Available for sale:
United States government obligations and government-sponsored enterprises	$260,209	(1,669)	4,544,915	(333,796)	4,805,124	(335,465)
Obligations of states and political subdivisions	3,952	(11)	19,535	(330)	23,487	(341)
Other securities	—	—	32,442	(958)	32,442	(958)
	$264,161	(1,680)	4,596,892	(335,084)	4,861,053	(336,764)
Gross unrealized losses on HTM investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2024 and 2023 were as follows:
	Less than 12 months		12 months or more		Total
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2024
Held to maturity:
United States government obligations and government-sponsored enterprises	$—	—	—	—	—	—

	Less than 12 months		12 months or more		Total
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Obligations of states and political subdivisions	1,278	(15)	149	(1)	1,427	(16)
	$1,278	(15)	149	(1)	1,427	(16)

	Less than 12 months		12 months or more		Total
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2023
Held to maturity:
United States government obligations and government-sponsored enterprises	$—	—	33	—	33	—
Obligations of states and political subdivisions	449	(3)	—	—	449	(3)
	$449	(3)	33	—	482	(3)
For obligations of states and political subdivisions, the Company’s holdings are primarily in general obligation and revenue bonds. The Company monitors credit risk, including both pre-purchase and ongoing post-purchase credit reviews and analysis. The Company monitors credit ratings of all bond issuers in these segments and reviews available financial data, including market and sector trends. The underlying bonds are evaluated for credit losses in conjunction with management’s estimate of the allowance for credit losses.
The following table shows the amortized cost basis by credit rating of the Company’s HTM obligations of states and political subdivisions at December 31, 2024 and 2023.
(in thousands) 2024	Non-Rated	A	AA	AAA	Grand Total
Obligations of states and political subdivisions	$35	40	2,996	150	3,221
2023	Non-Rated	A	AA	AAA	Grand Total
Obligations of states and political subdivisions	$39	80	3,274	630	4,023
All HTM securities were current and not past due at December 31, 2024 and 2023.
(3)   Loans and Allowance for Credit Losses
Loans consisted of the following at December 31, 2024 and 2023:
(in thousands)	2024	2023
Construction and development	$867,349	987,548
Commercial non-real estate	1,874,906	1,906,260
Multifamily residential real estate	825,755	894,770
Non-owner-occupied commercial real estate	2,372,010	2,195,757
Owner-occupied commercial real estate	1,572,955	1,556,839
Commercial real estate	4,770,720	4,647,366
Home equity lines of credit	349,011	307,113
All other residential real estate	2,791,087	2,471,151
Residential real estate	3,140,098	2,778,264

(in thousands)	2024	2023
Consumer credit card	93,825	89,724
All other consumer	903,452	1,109,007
Consumer	997,277	1,198,731
Total unpaid principal balance	11,650,350	11,518,169
Less unearned income, net	26,259	32,881
Total Loans	$11,624,091	11,485,288

Accrued interest receivable totaled $45.9 million and $45.0 million at December 31, 2024 and 2023, respectively, and is included within other assets on the consolidated balance sheets.
No loans were acquired by the Company in 2024 or 2023.
Loans made to officers and directors of the Company are summarized below. They were made in the ordinary course of business and otherwise on terms consistent with those available to all customers.
(in thousands)	2024
Balance at beginning of year	$276,615
New loans	41,611
Repayments	(43,614)
Other changes	191
Balance at end of year	$274,803
Mortgage loans held-for-sale at December 31, 2024 and 2023 totaled approximately $34.3 million and $35.4 million, respectively. The Company determines at the time of origination whether mortgage loans will be held for the Company’s portfolio or sold to the secondary market. Loans originated and intended for sale in the secondary market are recorded using the fair value option. The election of the fair value option aligns the accounting for these loans with the related economic hedges discussed in Note 18.
The Company has outstanding commitments to provide loans to customers and also has issued letters of credit. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as is involved in extending loan facilities to customers. At December 31, 2024 and 2023, the Company had unfunded loan commitments of $2.9 billion and $3.2 billion, respectively. Outstanding letters of credit as of December 31, 2024 and 2023 amounted to $89.1 million and $93.3 million, respectively.
The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Company upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties. The Company’s banking markets are located throughout the states of Missouri, Kansas, Illinois, Iowa, Oklahoma, Colorado, North Carolina, Tennessee, Florida, and Arkansas and the Company’s loan portfolio has no unusual geographic concentrations of credit risk beyond its market areas.
Allowance for Credit Losses
The allowance for credit losses is measured using an average historical loss model which incorporates relevant information about past events (including historical credit loss experience on loans with similar risk characteristics), current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the loans. The allowance for credit losses is measured on a collective (pool) basis. Loans are aggregated into pools based on similar risk characteristics including borrower type and collateral type—construction and development, commercial non-real estate, multifamily residential real estate, non-owner-occupied real estate, owner-occupied real estate, home equity lines of credit, all other residential real estate, consumer credit card, and all other consumer credit. Loans that do not share similar risk characteristics, primarily large loans on non-accrual status are evaluated on an individual basis.
For loans evaluated for credit losses on a collective basis, an average historical loss rate is calculated for each pool using the Company’s historical net charge-offs (combined charge-offs and recoveries by observable historical reporting period) and outstanding loan balances during a lookback period. Lookback periods can be different based on the individual pool and represent management’s credit expectations for the pool of loans over the remaining contractual period. Due to changes in portfolio composition, the Company’s own historical loss rates are not fully reflective of loss expectations and have been augmented by industry and peer data. Therefore, the historical loss rates are augmented by peer data. The calculated average net charge-off rate is then adjusted for current conditions and reasonable and supportable forecasts. These adjustments increase or decrease the average historical loss rate to reflect expectations of future losses given a single path economic forecast of key macroeconomic variables including GDP, unemployment rate, various interest rates, HPI, and CREPI. The adjustments are based on results from various regression models projecting the impact of the macroeconomic variables to loss rates. The forecast is used for four quarters and then reverts back to historical averages using a four-quarter straight-line reversion method. The forecast adjusted loss rate is applied to the amortized cost of loans over the remaining contractual lives, adjusted for expected prepayments. The contractual term excludes expected extensions (except for contractual extensions at the option of the customer), renewals and modifications. Credit cards and certain similar consumer lines of credit, included in the individual loan totals, do not have stated maturities and therefore, for these loan classes, remaining contractual lives are determined by estimating future cash flows expected to be received from customers until payments have been fully allocated to outstanding balances. Additionally, the allowance for credit losses considers other qualitative factors not included in historical loss rates or macroeconomic forecast such as changes in portfolio composition, underwriting practices, or significant unique events or conditions.
Key model assumptions in the Company’s allowance for credit loss model include the economic forecast, the reasonable and supportable forecast period, prepayment assumptions and qualitative factors applied for portfolio composition changes, underwriting practices, or significant unique events or conditions. The assumptions utilized in estimating the Company’s allowance for credit losses at December 31, 2024 and December 31, 2023 are discussed below.
Key Assumption	December 31, 2024	December 31, 2023
Overall economic forecast
•
Forecast provided by Oxford Economics

•
Uncertainty around economic forecasts prior to the change in administration.

•
Forecasted GDP growth with expectations that imports will be front-loaded ahead of tariffs.

•
Path of monetary policy is uncertain with anticipation of rate cuts skewing towards fewer.

•
Forecast provided by Oxford Economics

•
Expect the economy to experience a slowdown as consumer spending levels are believed to be unsustainable.

•
Inflation remains above targeted levels resulting in high interest rates and the first rate cut not occurring until later in the supportable period.

Reasonable and supportable period and related reversion period	• 4 quarter reasonable and supportable period • 4 quarter reversion to historical average loss rates using straight line method	• 4 quarter reasonable and supportable period • 4 quarter reversion to historical average loss rates using straight line method
Forecasted macro-economic variables	• Unemployment between 4.2% and 4.3% • GDP of 2.6%	• Unemployment ranging from 3.8% to 4.5% • GDP of 1.2%

Key Assumption	December 31, 2024	December 31, 2023
	• Prime rate is 7.5%, with a 25 basis point decline each quarter of the supportable forecast period	• Prime rate is 8.5%, declining to 8.25% at the end of the supportable forecast
Prepayment assumptions	• Commercial loan prepayment speeds of 14.4% • Mortgage and HELOC prepayment speeds of 18.3% • Consumer loan and credit card prepayment speeds of 15%	• Commercial loan prepayment speeds of 18.8% • Mortgage and HELOC prepayment speeds of 17.5% and 13.3% respectively • Consumer loan and credit card prepayment speeds of 15%
Qualitative factors
Qualitative adjustments for:
•
Economic uncertainty related to geopolitical risks and upcoming change in administration

•
Ongoing impact of inflation and increased rate environment on customer ability to repay

•
Changes in portfolio composition, concentrations, and underwriting standards

Qualitative adjustments for:
•
Impact of inflation and ongoing high rate environment on customer ability to repay

•
Increasing delinquencies, particularly in the consumer portfolio

•
Changes in portfolio composition, concentrations, and underwriting standards

The liability for unfunded lending commitments utilizes the same model as the allowance for credit losses on loans, however, the liability for unfunded lending commitments incorporates an assumption for the portion of unfunded commitments that are expected to be funded. The unfunded commitments allowance is included within other liabilities on the consolidated balance sheets.
Sensitivity in the Allowance for Credit Loss Model
The allowance for credit losses is an estimate that requires significant judgment including projections of the macro-economic environment. The forecasted macro-economic environment continuously changes which can cause fluctuations in estimated expected losses.
The following is a summary of the activity in the allowance for credit losses on loans and the liability for unfunded lending commitments during the year ended December 31, 2024 and December 31, 2023. Included within commercial loans are the following pools—real estate development & construction, commercial real estate (CRE), owner-occupied CRE, commercial & industrial (C&I), and multifamily residential loans. Included within residential real estate are 1-4 family residential and home equity loans. Included within individual loans are consumer and credit card loans.
			Commercial real estate			Residential real estate		Consumer
(in thousands)	Construction & development	Commercial non-real estate	Multifamily residential real estate	Non-owner- occupied commercial real estate	Owner- occupied commercial real estate	Home equity Lines of Credit	All other residential real estate	Consumer credit card	All other consumer credit	Total
For the year ended December 31, 2024:
Allowance for credit losses on loans
Balance at beginning of year	$24,505	21,180	8,983	14,481	9,626	4,885	32,280	8,071	30,798	154,809
Provision for credit losses on loans	(2,829)	6,043	(631)	3,787	(201)	(388)	4,510	3,437	948	14,676
Loans charged off	(950)	(6,900)	—	(1,821)(5)	(11)	(355)	(3,894)	(10,929)	(24,865)
Recoveries on loans previously charged off	125	3,592	—	16	520	19	304	685	4,398	9,659
Balance at end of year	20,851	23,915	8,352	16,463	9,940	4,505	36,739	8,299	25,215	154,279

			Commercial real estate			Residential real estate		Consumer
(in thousands)	Construction & development	Commercial non-real estate	Multifamily residential real estate	Non-owner- occupied commercial real estate	Owner- occupied commercial real estate	Home equity Lines of Credit	All other residential real estate	Consumer credit card	All other consumer credit	Total
Liability for unfunded commitments
Balance at beginning of year	152	206	5	9	8	188	—	—	—	568
Provision for credit losses on unfunded lending commitments	20	(45)	(3)	(5)	2	(53)	—	—	—	(84)
Balance at end of year	172	161	2	4	10	135	—	—	—	484
Allowance for credit losses on loans and liability for unfunded lending commitments	$21,023	24,076	8,354	16,467	9,950	4,640	36,739	8,299	25,215	154,763

			Commercial real estate			Residential real estate		Consumer
(in thousands)	Construction & development	Commercial non-real estate	Multifamily residential real estate	Non-owner- occupied commercial real estate	Owner- occupied commercial real estate	Home equity Lines of Credit	All other residential real estate	Consumer credit card	All other consumer credit	Total
For the year ended December 31, 2023:
Allowance for credit losses on loans
Balance at beginning of year	$36,973	28,763	16,908	13,384	9,329	4,205	27,785	3,944	16,338	157,630
Adoption of ASU 2016-13	(15,043)	(6,453)	(8,483)	1,469	242	(413)	3,568	2,903	16,241	(5,971)
Balance at January 1, 2023, adjusted	21,930	22,310	8,424	14,853	9,571	3,792	31,353	6,847	32,579	151,659
Provision for credit losses on loans	2,241	525	430	(487)	(597)	1,135	2,044	4,103	7,822	17,216
Loans charged off	(56)	(4,096)	—	—	—	(50)	(1,247)	(3,387)	(14,880)	(23,716)
Recoveries on loans previously charged off	391	2,440	128	115	652	9	130	509	5,276	9,650
Balance at end of year	24,505	21,180	8,983	14,481	9,626	4,885	32,280	8,071	30,798	154,809
Liability for unfunded commitments
Balance at beginning of year	975	337	7	14	10	175	—	—	6	1,525
Adoption of ASU 2016-13	4	—	—	—	—	—	—	—	—	4
Balance at January 1, 2023, adjusted	979	337	7	14	10	175	—	—	6	1,529
Provision for credit losses on unfunded lending commitments	(827)	(131)	(2)	(5)	(2)	13	—	—	(6)	(961)
Balance at end of year	152	206	5	9	8	188	—	—	—	568
Allowance for credit losses on loans and liability for unfunded lending commitments	$24,657	21,386	8,988	14,490	9,634	5,073	32,280	8,071	30,798	155,377

Age Analysis of Past Due and Nonaccrual Loans
The Company considers loans past due on the day following the contractual repayment date if the contractual repayment was not received by the Company as of the end of the business day. The following table provides aging information on the Company’s past due and accruing loans, in addition to the balances of loans on non-accrual status, at December 31, 2024 and 2023. Balances in the tables below represent total unpaid principal balances gross of unearned and unamortized loan fees and costs.
(in thousands)	Current or less than 30 days past due	30–89 Days past due	90 Days past due and still accruing	Nonaccrual	Total
At December 31, 2024:
Construction and development	$863,163	1,850	—	2,336	867,349
Commercial non-real estate	1,856,053	15,636	256	2,961	1,874,906
Multifamily residential real estate	825,189	99	—	467	825,755
Non-owner-occupied commercial real estate	2,358,045	7,543	—	6,422	2,372,010
Owner-occupied commercial real estate	1,567,254	1,561	—	4,140	1,572,955
Commercial real estate	4,750,488	9,203	—	11,029	4,770,720
Home equity lines of credit	346,367	1,458	149	1,037	349,011
All other residential real estate	2,759,401	16,235	2,745	12,706	2,791,087
Residential real estate	3,105,768	17,693	2,894	13,743	3,140,098
Consumer credit card	91,539	1,957	329	—	93,825
All other consumer	883,940	13,587	—	5,925	903,452
Consumer	975,479	15,544	329	5,925	997,277
Total	$11,550,951	59,926	3,479	35,994	11,650,350
(in thousands)	Current or less than 30 days past due	30–89 Days past due	90 Days past due and still accruing	Nonaccrual	Total
At December 31, 2023:
Construction and development	$985,983	1,353	—	212	987,548
Commercial non-real estate	1,899,114	5,682	310	1,154	1,906,260
Multifamily residential real estate	894,770	—	—	—	894,770
Non-owner-occupied commercial real estate	2,195,061	659	—	37	2,195,757
Owner-occupied commercial real estate	1,549,377	3,033	—	4,429	1,556,839
Commercial real estate	4,639,208	3,692	—	4,466	4,647,366
Home equity lines of credit	305,730	781	10	592	307,113
All other residential real estate	2,458,296	4,392	1,773	6,690	2,471,151
Residential real estate	2,764,026	5,173	1,783	7,282	2,778,264
Consumer credit card	88,732	848	144	—	89,724
All other consumer	1,088,214	15,542	1	5,250	1,109,007
Consumer	1,176,946	16,390	145	5,250	1,198,731
Total	$11,465,277	32,290	2,238	18,364	11,518,169
Nonaccruing loans at December 31, 2024 and 2023 totaled approximately $36 million and $18.7 million, respectively. At December 31, 2024 and 2023, the Company had $11.3 million and $4.1 million, respectively, of non-accrual business loans that had no allowance for credit loss. The interest income recorded on nonaccrual loans was approximately $1.2 million and $1.1 million in 2024 and 2023, respectively.
The following table provides information about the credit quality of the loan portfolio using the Company’s internal rating system reflecting management’s risk assessment. The pass category consists of a range of loan grades that reflect low to moderate, though still acceptable, risk. Loans are placed on watch status when (1) one or more weaknesses which could jeopardize timely liquidation exists; or (2) the margin or liquidity of an asset is sufficiently tenuous that adverse trends could result in a collection problem. Loans classified as substandard are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified may have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. Such loans are characterized by the distinct possibility that the Company may sustain some loss if the deficiencies are not corrected. Loans are placed on nonaccrual status when (1) deterioration in the financial condition of the borrower exists for which payment of full principal and interest is not expected, or (2) upon which principal or interest has been in default for a period of 90 days or more and the asset is not both well secured and in the process of collection.
Loans are analyzed for risk rating updates as part of the annual credit review process. For larger loans, rating assessments may be more frequent if relevant information is obtained earlier through debt covenant or overall relationship management. Smaller loans are monitored as identified by the loan officer based on the risk profile of the individual borrower or if the loan becomes past due related to credit issues. Loans rated Watch, Substandard or Non-accrual may be subject to more frequent review and monitoring processes. In addition to the regular monitoring performed by the market lending personnel and credit committees, loans are subject to review by the Loan Review Department which verifies the appropriateness of the risk ratings for the loans chosen as part of its risk-based review plan.
The risk category of loans in the portfolio as of December 31, 2024 and December 31, 2023 are as follows:
At December 31, 2024:	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis
	2024	2023	2022	2021	2020	Prior		Total
(in thousands)
Construction and development
Risk Rating
Pass	$320,004	176,393	164,289	104,744	10,987	13,752	55,897	846,066
Watch	248	3,824	11,509	—	—	—	2	15,583
Substandard	1,194	—	1,615	—	8	547	—	3,364
Non-accrual	—	1,632	142	459	89	14	—	2,336
Total Commercial	321,446	181,849	177,555	105,203	11,084	14,313	55,900	867,349
Commercial non-real estate
Risk Rating
Pass	399,016	252,671	235,271	178,160	90,397	184,191	494,970	1,834,676
Watch	219	877	5,160	9,378	39	210	401	16,285
Substandard	1,137	1,989	4,036	1,035	522	12,110	157	20,985
Non-accrual	48	2,222	275	53	89	122	152	2,961
Total Commercial	400,419	257,760	244,741	188,626	91,047	196,633	495,680	1,874,906
Multifamily residential real estate
Risk Rating
Pass	83,545	52,922	174,686	147,178	113,582	182,284	3,272	757,469
Watch	—	500	20,230	1,338	11,164	26,855	690	60,777
Substandard	—	—	—	—	3,524	3,518	—	7,042

At December 31, 2024:	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis
	2024	2023	2022	2021	2020	Prior		Total
(in thousands)
Non-accrual	—	—	—	467	—	—	—	467
Total Commercial	83,545	53,422	194,916	148,984	128,269	212,657	3,962	825,755
Non-owner-occupied commercial real estate
Risk Rating
Pass	245,902	217,321	474,737	312,812	206,200	823,284	24,262	2,304,517
Watch	—	—	8,016	12,405	—	26,879	226	47,526
Substandard	—	—	6,219	585	—	6,742	—	13,545
Non-accrual	—	—	—	26	—	6,395	—	6,422
Total Commercial	245,902	217,321	488,971	325,828	206,200	863,300	24,488	2,372,010
Owner-occupied commercial real estate
Risk Rating
Pass	135,833	121,103	212,907	270,841	127,911	552,786	100,158	1,521,540
Watch	638	6,155	5,673	2,854	5,867	4,477	1,390	27,054
Substandard	1,752	229	5,076	464	2,519	8,405	1,777	20,222
Non-accrual	—	329	568	281	688	2,256	18	4,140
Total Commercial	138,223	127,817	224,225	274,440	136,984	567,923	103,343	1,572,955
Home equity lines of credit
Risk Rating
Accrual	1,176	692	207	—	—	2,929	342,970	347,974
Non-accrual	—	—	—	124	—	—	913	1,037
Total Residential Real Estate	1,176	692	207	124	—	2,929	343,883	349,011
All other residential real estate
Risk Rating
Accrual	640,678	525,271	621,285	455,146	192,331	342,663	1,006	2,778,381
Non-accrual	1,055	2,001	3,649	1,776	594	3,631	—	12,706
Total Residential Real Estate	641,733	527,272	624,934	456,922	192,926	346,294	1,006	2,791,087
Consumer credit card
Risk Rating
Current	—	—	—	—	—	—	91,539	91,539
30–89 days	—	—	—	—	—	—	1,957	1,957
90+ days	—	—	—	—	—	—	329	329
Total Consumer	—	—	—	—	—	—	93,825	93,825
All other consumer
Risk Rating
Current	328,142	175,298	169,605	91,594	48,299	20,552	50,451	883,941
30–89 days	1,305	3,608	4,220	2,639	1,141	674	—	13,587
Non-accrual	291	1,206	2,055	1,147	651	575	—	5,925
Total Consumer	329,739	180,111	175,880	95,380	50,091	21,801	50,451	903,452
Total loans	$2,162,183	1,546,243	2,131,428	1,595,506	816,602	2,225,849	1,172,537	11,650,350

At December 31, 2023:	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis
	2023	2022	2021	2020	2019	Prior		Total
(in thousands)
Construction and development
Risk Rating
Pass	$278,091	381,401	172,535	53,096	17,070	17,413	61,805	981,411
Watch	558	1,406	—	—	—	—	32	1,995
Substandard	730	1,251	—	60	—	1,889	—	3,930
Non-accrual	—	—	—	98	—	113	—	212
Total Commercial	279,378	384,058	172,535	53,254	17,070	19,416	61,837	987,548
Commercial non-real estate
Risk Rating
Pass	372,134	339,981	273,357	125,867	53,965	179,353	520,968	1,865,626
Watch	2,403	2,995	2,913	561	204	14,332	7,757	31,165
Substandard	2,369	1,835	76	1,033	18	2,128	506	7,964
Non-accrual	44	481	252	111	22	242	353	1,505
Total Commercial	376,952	345,291	276,598	127,572	54,208	196,054	529,584	1,906,260
Multifamily residential real estate
Risk Rating
Pass	62,571	158,300	224,596	118,289	68,599	194,416	5,765	832,536
Watch	6,574	20,566	—	6,931	18,773	2,040	—	54,883
Substandard	—	—	—	3,629	214	3,508	—	7,351
Non-accrual	—	—	—	—	—	—	—	—
Total Commercial	69,145	178,866	224,596	128,849	87,586	199,963	5,765	894,770
Non-owner-occupied commercial real estate
Risk Rating
Pass	186,485	431,319	319,314	235,343	261,927	704,889	30,963	2,170,240
Watch	—	1,186	89	—	—	7,492	100	8,867
Substandard	—	—	—	—	—	16,613	—	16,613
Non-accrual	—	—	27	—	—	10	—	37
Total Commercial	186,485	432,504	319,430	235,343	261,927	729,004	31,063	2,195,757
Owner-occupied commercial real estate
Risk Rating
Pass	144,781	217,935	291,047	139,026	139,176	503,529	74,241	1,509,735
Watch	2,172	10,050	4,464	4,724	4,110	5,348	2,559	33,428
Substandard	50	1,584	534	—	1,055	5,001	1,024	9,247
Non-accrual	—	247	1,617	496	106	1,963	—	4,429
Total Commercial	147,003	229,815	297,662	144,246	144,447	515,841	77,825	1,556,839
Home equity lines of credit
Risk Rating
Accrual	1,189	—	180	—	—	3,189	301,963	306,521
Non-accrual	—	—	—	—	—	—	592	592
Total Residential Real Estate	1,189	—	180	—	—	3,189	302,555	307,113

At December 31, 2023:	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis
	2023	2022	2021	2020	2019	Prior		Total
(in thousands)
All other residential real estate
Risk Rating
Accrual	624,146	693,026	508,076	219,624	114,454	299,596	5,539	2,464,461
Non-accrual	431	855	2,138	333	309	2,625	—	6,690
Total Residential Real Estate	624,577	693,880	510,214	219,957	114,763	302,220	5,539	2,471,151
Consumer credit card
Risk Rating
Current	—	—	—	—	—	—	88,732	88,732
30–89 days	—	—	—	—	—	—	848	848
90+ days	—	—	—	—	—	—	144	144
Total Consumer	—	—	—	—	—	—	89,724	89,724
All other consumer
Risk Rating
Current	468,016	273,605	161,536	88,960	26,189	30,989	38,920	1,088,214
30–89 days	2,982	5,405	3,998	1,926	505	726	—	15,542
90+ days	—	—	—	—	—	—	1	1
Non-accrual	559	1,659	1,270	982	242	537	—	5,250
Total Consumer	471,557	280,669	166,804	91,868	26,936	32,252	38,921	1,109,007
Total loans	$2,156,286	2,545,084	1,968,020	1,001,089	706,937	1,997,940	1,142,813	11,518,169

Collateral-dependent loans
The Company’s collateral-dependent loans are comprised of loans where repayment of the loan is dependent on the sale or operation of the collateral. The Company requires that collateral-dependent loans be either over-collateralized or carry collateral equal to the amortized cost of the loan. The following table presents the amortized cost basis of collateral-dependent loans as of December 31, 2024 and December 31, 2023, by the expected source of repayment.
(in thousands) At December 31, 2024:	Real Estate	Business Assets	Total
Construction and development	$1,417	—	1,417
Commercial non-real estate	341	—	341
Multifamily residential real estate	467	—	467
Non-owner-occupied commercial real estate	6,772	—	6,772
Owner-occupied commercial real estate	3,800	—	3,800
All other residential real estate	2,777	47	2,824
Total	$15,576	47	15,623
(in thousands) At December 31, 2023:	Real Estate	Business Assets	Total
Construction and development	$1,358	—	1,358
Commercial non-real estate	237	167	405
Non-owner-occupied commercial real estate	60	—	60
Owner-occupied commercial real estate	3,850	—	3,850
All other residential real estate	2,144	57	2,201
Total	$7,648	225	7,873

Modifications for borrowers experiencing financial difficulty
The Company adopted ASU 2022-02 on January 1, 2023 which required that the Company evaluate whether modifications represent a new loan or a continuation of existing loans. When borrowers are experiencing financial difficulty, the Company may agree to modify the contractual terms of a loan to a borrower to assist the borrower in repaying principal and interest owed to the Company.
The Company’s modification of loans to borrowers experiencing financial difficulty are generally in the form of term extensions, repayment plans, payment deferrals, forbearance agreements, interest rate reductions, forgiveness of interest and/or fees, or any combination thereof. Commercial loans modified to borrowers experiencing financial difficulty are primarily loans that are substandard or non-accrual, where the maturity date was extended. Modifications on personal real estate loans are primarily those placed on forbearance plans, repayment plans, or deferral plans where monthly payments are suspended for a period of time or past due amounts are paid off over a certain period of time in the future or set up as a balloon payment at maturity. Modifications to certain credit card and other small consumer loans are often modified under debt counseling programs that can reduce the contractual rate, or, in certain instances, forgive certain fees and interest charges. Other consumer loans modified to borrowers experiencing financial difficulty consist of various other workout arrangements with consumer customers.
The following tables present the amortized cost at December 31, 2024 and December 31, 2023 of loans that were modified during the year ended December 31, 2024 and December 31, 2023.
(in thousands) December 31, 2024	Term Extension	Payment Delay	Interest Rate Reduction	Interest/Fees Forgiven	Other	Total	% of Total Loan Category
Construction and development	$2,710	—	—	2,126	556	5,392	0.62%
Commercial non-real estate	3,927	—	—	185	—	4,112	0.22%
Multifamily residential real estate	1,263	—	690	—	—	1,953	0.24%
Non-owner-occupied commercial real estate	10,268	2,869	—	5,663	—	18,800	0.79%
Owner-occupied commercial real estate	6,015	610	—	—	—	6,625	0.42%
Commercial real estate	17,547	3,479	690	5,663	—	27,379	0.57%
Home equity lines of credit	876	—	—	—	—	876	0.25%
All other residential real estate	3,167	1,217	1,036	—	—	5,419	0.19%
Residential real estate	4,043	1,217	1,036	—	—	6,295	0.20%
All other consumer	586	317	78	—	—	981	0.11%
Total	$28,812	5,013	1,804	7,974	556	44,159	0.38%
(in thousands) December 31, 2023	Term Extension	Payment Delay	Interest Rate Reduction	Interest/Fees Forgiven	Other	Total	% of Total Loan Category
Construction and development	$3,045	—	—	—	—	3,045	0.31%
Commercial non-real estate	1,603	—	—	1,995	191	3,788	0.20%
Multifamily residential real estate	837	—	—	—	—	837	0.09%
Non-owner-occupied commercial real estate	10,695	—	—	—	—	10,695	0.49%
Owner-occupied commercial real estate	4,793	—	—	8,332	268	13,392	0.86%
Commercial real estate	16,325	—	—	8,332	268	24,924	0.54%
Home equity lines of credit	587	—	180	—	—	767	0.25%
All other residential real estate	2,111	2,324	479	—	—	4,914	0.20%

(in thousands) December 31, 2023	Term Extension	Payment Delay	Interest Rate Reduction	Interest/Fees Forgiven	Other	Total	% of Total Loan Category
Residential real estate	2,699	2,324	659	—	—	5,682	0.20%
All other consumer	1,033	—	779	204	—	2,016	0.18%
Total	$24,704	2,324	1,438	10,530	459	39,455	0.34%

The estimate of lifetime expected losses utilized in the allowance for credit losses model is developed using average historical experience on loans with similar risk characteristics, which includes losses from modifications of loans to borrowers experiencing financial difficulty. As a result, a change to the allowance for credit losses is generally not recorded upon modification. For modifications to loans made to borrowers experiencing financial difficulty that are placed on nonaccrual status, the Company determines the allowance for credit losses on an individual evaluation, using the same process that it utilizes for other loans on nonaccrual status.
If a loan to a borrower experiencing financial difficulty is modified and when full and timely collection becomes uncertain, the allowance for credit losses continues to be based on individual evaluation, if that loan is already on nonaccrual status. For those loans, the allowance for credit losses is estimated using discounted expected cash flows or the fair value of collateral. If an accruing loan made to a borrower experiencing financial difficulty is modified and subsequently deemed uncollectible, the loan’s risk rating is downgraded to nonaccrual status and the loan’s related allowance for credit losses is determined based on individual evaluation, or if necessary, the loan is charged off and collection efforts begin.
The following tables summarize the financial impact of loan modifications and payment deferrals during the year ended December 31, 2024 and December 31, 2023.
Term Extension For the year ended December 31, 2024
Construction and development	Extended maturity by a weighted average of 10.7 months.
Commercial non-real estate	Extended maturity by a weighted average of 9.3 months.
Multifamily residential real estate	Extended maturity by a weighted average of 9.8 months.
Non-owner-occupied commercial real estate	Extended maturity by a weighted average of 13.7 months.
Owner-occupied commercial real estate	Extended maturity by a weighted average of 24.0 months.
Home equity lines of credit	Extended maturity by a weighted average of 11.1 months.
All other residential real estate	Extended maturity by a weighted average of 17.1 months.
All other consumer	Extended maturity by a weighted average of 11.5 months.
Payment Delay For the year ended December 31, 2024
Non-owner-occupied commercial real estate	Deferred certain payments by a weighted average of 1 year.
Owner-occupied commercial real estate	Deferred certain payments by a weighted average of 6.1 years.
All other residential real estate	Deferred certain payments by a weighted average of 1.4 years.
All other consumer	Deferred certain payments by a weighted average of 3.0 months.
Interest Rate Reduction For the year ended December 31, 2024
Multifamily residential real estate	Reduced contractual interest from weighted average of 8.45% to 7.00%.
All other residential real estate	Reduced contractual interest from weighted average of 6.63% to 5.67%.

Interest Rate Reduction For the year ended December 31, 2024
All other consumer	Reduced contractual interest from weighted average of 9.16 to 7.24%.
Forgiveness of Interest/Fees For the year ended December 31, 2024
Construction and development	Approximately $5 thousand of interest and fees forgiven
Commercial non-real estate	Approximately $112 thousand of interest and fees forgiven
Non-owner-occupied commercial real estate	Approximately $1 thousand of interest and fees forgiven
For the year ended December 31, 2023
Construction and development	Extended maturity by a weighted average of 22.9 months.
Commercial non-real estate	Extended maturity by a weighted average of 15.7 months.
Multifamily residential real estate	Extended maturity by a weighted average of 12.0 months.
Non-owner-occupied commercial real estate	Extended maturity by a weighted average of 11.3 months.
Owner-occupied commercial real estate	Extended maturity by a weighted average of 18.4 months.
Home equity lines of credit	Extended maturity by a weighted average of 18.9 months.
All other residential real estate	Extended maturity by a weighted average of 43.2 months.
Consumer	Extended maturity by a weighted average of 6.0 months.
For the year ended December 31, 2023
Other residential real estate	Deferred certain payments by a weighted average of 5.0 months
For the year ended December 31, 2023
Home equity lines of credit	Reduced contractual interest from weighted average 9.25% to 7.75%
All other residential real estate	Reduced contractual interest from weighted average 5.75% to 5.25%
Credit card	Reduced contractual interest rate from a weighted average 22.00% to 6.00%.
All other consumer	Reduced contractual interest rate from a weighted average 10.05% to 5.71%.
For the year ended December 31, 2023
Construction and development	Approximately $2 thousand of interest and fees forgiven
Owner-occupied commercial real estate	Approximately $16 thousand of interest and fees forgiven
Consumer	Less than $1 thousand of interest and fees forgiven
The following table provides the amortized cost basis of loans to borrowers experiencing financial difficulty that had a payment default during the twelve months ended December 31, 2024 and were modified on or after January 1, 2024 through December 31, 2024. For purposes of this disclosure, the Company considers “default” to mean 90 days or more past due as to interest or principal.
(in thousands)	Term Extension	Payment Delay	Interest Rate Reduction	Total
Construction and development	$238	—	—	238
Commercial non-real estate	32	—	—	32
Multifamily residential real estate	467	—	—	467
Non-owner-occupied commercial real estate	3,526	—	—	3,526

(in thousands)	Term Extension	Payment Delay	Interest Rate Reduction	Total
Owner-occupied commercial real estate	1,725	—	—	1,725
All other residential real estate	1,575	527	754	2,856
Consumer	34	204	6	244
Total	$7,598	731	760	9,090

The following table provides the amortized cost basis of loans to borrowers experiencing financial difficulty that had a payment default during the twelve months ended December 31, 2023 and were modified on or after January 1, 2023 (the date we adopted ASU 2022-02) through December 31, 2023.
(in thousands)	Term Extension	Interest Rate Reduction	Interest/Fees Forgiven	Other	Total
Commercial non-real estate	$919	—	—	191	1,110
Owner-occupied commercial real estate	825	—	365	—	1,190
All other residential real estate	313	479	—	—	792
Consumer	688	—	—	—	688
Total	$2,744	479	365	191	3,779
The Company had commitments of $975 thousand and $4.2 million at December 31, 2024 and December 31, 2023, respectively, to lend additional funds to borrowers experiencing financial difficulty and for whom the Company has modified the terms of loans.
(4)   Mortgage Banking Activities
The Company originates mortgage loans and sells those loans to the Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Association (FNMA), and private investors. Typically, these loans are sold with servicing retained by the Bank. Loans sold with servicing retained in 2024 and 2023 aggregated $255 million and $259.4 million, respectively. Loans serviced for investors aggregated $4.7 billion and $5 billion at December 31, 2024 and 2023, respectively.
Included in mortgage banking revenues in the accompanying consolidated statements of income for 2024 and 2023 are the following:
(in thousands)	2024	2023
Gains on sale of mortgage loans	$26,090	18,400
Fees on real estate loans sold	3,279	4,028
Gains on interest rate lock commitments (IRLC) and associated hedging*	589	1,980
Servicing fees	12,122	12,705
Mortgage banking revenues, net	$42,080	37,113

*
For additional detail on this item see note 18.

Included in gain on sales of mortgage loans during 2024 and 2023 are capitalized mortgage servicing rights aggregating $2.9 million and $2.8 million, respectively.
The following assumptions were used in determining the fair value of the capitalized mortgage servicing rights:
	2024	2023
Discount Rate	9.31%	9.23%
Prepayment Speed	6.80%	7.00%
Delinquency Rate	0.79%	0.93%

A summary of the mortgage servicing rights is as follows:
(in thousands)	2024	2023
Balance at beginning of year	$33,876	37,788
Capitalized mortgage servicing rights	2,866	2,806
Amortization	(6,319)	(6,718)
Change in valuation allowance	—	—
Balance at end of year	$30,423	33,876
The valuation allowance at each of December 31, 2024 and 2023 was $0.
The following table shows the estimated future amortization expense based on existing asset balances and the interest rate environment as of December 31, 2024. The Company’s actual amortization expense in any given period may be different from the estimated amounts depending upon the addition of new intangible assets, changes in mortgage interest rates, prepayment speeds, and other market conditions.
Year:	(in thousands)
2025	$4,017
2026	3,574
2027	3,204
2028	2,872
Thereafter	16,756
(5)   Land, Buildings, and Equipment
A summary of land, buildings, and equipment at December 31, 2024 and 2023 is as follows:
(in thousands)	2024	2023
Land	$59,321	58,316
Buildings and improvements	294,479	296,157
Equipment	64,649	53,459
Right to use assets, net of amortization	30,187	32,198
	448,636	440,130
Less accumulated depreciation	233,320	222,199
	$215,316	217,931
The following table shows the estimated future depreciation expense based on existing asset balances as of December 31, 2024:
Year:	(in thousands)
2025	$15,072
2026	13,441
2027	11,156
2028	10,038
2029	8,784
Thereafter	67,317
Depreciation of buildings charged to operating expense was approximately $8.4 million and $8.5 million in 2024 and 2023, respectively, and is included in net occupancy expense on the consolidated statements of income. Depreciation of equipment charged to operating expense was approximately $7.4 million and $7.5 million in 2024 and 2023, respectively, and is included in equipment expense on the consolidated statements of income.

(6)   Goodwill and Intangible Assets
Goodwill and core deposit intangible assets are summarized in the following table:
	2024			2023
(in thousands)	Gross carrying amount	Accumulated amortization	Net amount	Gross carrying amount	Accumulated amortization	Net amount
Amortizable intangible assets:
Core deposit intangible assets	$26,052	(20,930)	5,122	26,052	(17,849)	8,203
Trust customer intangible asset	6,100	(4,569)	1,531	6,100	(4,261)	1,839
Total amortizable intangible assets	32,152	(25,499)	6,653	32,152	(22,110)	10,042
Goodwill:
Wealth management segment	11,811	—	11,811	11,811	—	11,811
Community banking segment	336,426	—	336,426	336,425	—	336,425
Total goodwill	348,237	—	348,237	348,237	—	348,237
Aggregate amortization expense on core deposit and other intangible assets for the years ended December 31, 2024 and 2023 was $3.4 million and $3.5 million, respectively. The following table shows the estimated future amortization expense for the next five years based on existing asset balances and the interest rate environment as of December 31, 2024. The Company’s actual amortization expense in any given period may be different from the estimated amounts depending on the addition of new intangible assets and other market conditions.
Year:	(in thousands)
2025	$3,227
2026	2,483
2027	280
2028	271
2029	251
Thereafter	141
(7)   Income Taxes
The components of income tax expense on operations for the years ended December 31, 2024 and 2023 are as follows:
(in thousands)	2024	2023
Current income tax expense:
Federal	$88,526	69,013
State	6,044	9,398
Total current income tax expense	94,570	78,411
Deferred income tax expense:
Federal	(5,656)	2,339
State	(1,004)	294
Total deferred income tax expense	(6,660)	2,633
Total income tax expense on operations	$87,910	81,044

The reasons for the difference between the effective tax rates of 22.3% and 22.9% for 2024 and 2023, respectively, and the current federal statutory income tax rate of 21%, are as follows:
	2024		2023
(in thousands)	Amount	Percent	Amount	Percent
Income tax expense at federal statutory rate	$82,681	21.0	$74,495	21.0
Increase (reduction) in income taxes resulting from:
Tax-exempt interest, net	(2,165)	(0.6)	(1,653)	(0.5)
Other tax-exempt income	(134)	(0.0)	(156)	(0.0)
Dividend exclusion	(41)	(0.0)	(45)	(0.0)
State income taxes, net of federal income tax	10,103	2.6	8,503	2.4
Nondeductible expenses	819	0.2	773	0.2
Federal and State tax credits, net of tax credit partnership amortization	(3,339)	(0.9)	(862)	(0.2)
Other, net	(14)	0.0	(11)	0.0
	$87,910	22.3	$81,044	22.9
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023 are presented below:
(in thousands)	2024	2023
Deferred tax assets:
Loans, principally due to allowance for loan losses	$36,901	37,216
Accrued expenses	26,983	26,943
Buildings and equipment	928	2,373
Defined benefit plan	—	3,880
Unrealized loss on available-for-sale securities	45,573	79,882
Core Deposit Intangible	749	262
Unearned Revenue	526	—
Total gross deferred tax assets	111,660	150,556
Deferred tax liabilities:
Prepaid pension expense	10,602	10,078
Mortgage servicing rights	7,253	8,113
Goodwill	35,924	34,717
Lease financing	29,502	37,945
Unrealized gain on equity securities	698	821
Capitalized Loan Costs	1,214	—
Defined Benefit Plans	1,773	—
Other	1,362	2,247
Total gross deferred tax liabilities	88,328	93,921
Net deferred taxes	$23,332	56,635
The Company has not recorded a valuation allowance related to the net deferred tax assets at December 31, 2024 or 2023 due to historical and expected future earnings of the Company.
The Company classifies interest and penalties on uncertain tax benefits as income tax expense. In the normal course of business, the Company provides for uncertain tax positions and the related interest and penalties and adjusts its unrecognized tax benefits and related interest and penalties accordingly. Unrecognized tax benefits decreased by $100 thousand during 2024, totaling $1.5 million at December 31, 2024.

Federal net operating loss (NOL) carryovers were acquired in certain acquisitions. The remaining amount of NOL carryover is $603 thousand and $689 thousand as of December 31, 2024 and 2023, respectively. The NOL expires in 2033. The annual use of the NOL is limited and the Company expects to use the remaining carryover before expiration.
With few exceptions, the Company’s U.S. federal and state tax returns for years prior to 2021 are no longer subject to examination by tax authorities.
(8)   Deposits
Maturities of time deposits are as follows at December 31, 2024:
Year:	(in thousands)
2025	$1,602,357
2026	64,364
2027	17,559
2028	7,490
2029	5,039
Thereafter	90
$1,696,899
Time deposits include certificates of deposit of $250 thousand and over, totaling approximately $536.7 million and $493.4 million at December 31, 2024 and 2023, respectively. Interest expense on such deposits amounted to $20 million and $19.2 million in 2024 and 2023, respectively.
(9)   Customer Repurchase Agreements
The Company’s obligation to repurchase securities sold at December 31, 2024 and 2023 totaled $906.8 million and $1.1 billion, respectively. These are short-term borrowings that generally have one day maturities. Information concerning securities sold under agreements to repurchase during the year is as follows:
(in thousands)	2024	2023
Average monthly balance during the year	$865,928	1,163,696
Maximum month-end balance during the year	919,153	1,299,276
Average interest rate during the year	2.39%	2.66%
Assets and liabilities relating to securities purchased under agreements to resell and securities sold under agreements to repurchase (“Customer repurchase agreements”) are presented gross in the consolidated balance sheet and the Company is not party to any offsetting arrangements associated with these agreements. Resale and repurchase agreements to purchase/sell securities are subject to an obligation to resell/repurchase the same or similar securities and are accounted for as collateralized financing transactions, not as sales and purchases of the securities portfolio. The securities collateral accepted or pledged in resale and repurchase agreements with other financial institutions also may be sold or re-pledged by the secured party but is usually delivered to and held by third party trustees.

The table below shows the remaining contractual maturities of repurchase agreements outstanding at December 31, 2024, in addition to the various types of marketable securities that have been pledged as collateral for these borrowings.
	Remaining Contractual Maturity of the Agreements
(in thousands) December 31, 2024:	Overnight and continuous	Up to 90 days	Greater than 90 days	Total
Repurchase agreements, secured by:
U.S. government and federal agency obligations	$25,071	—	—	25,071
Government-sponsored enterprise obligations	6,578	—	—	6,578
Mortgage-backed securities	875,147	—	—	875,147
Other	—	—	—	—
Total Repurchase agreements, gross amount recognized	$906,796	—	—	906,796
(10)   Employee Benefit Plans
The Company has a noncontributory defined benefit pension plan, the Central Bancompany, Inc. Retirement Plan (the Plan), available to qualified employees, as defined under the Plan. On November 14, 2018, the Company’s Board of Directors approved an amendment to freeze the Plan, effective December 31, 2018. After December 31, 2018, participants in the Plan stopped accruing additional benefits for future service or compensation. Participants retained benefits accumulated as of December 31, 2018, in accordance with the terms of the Plan.
As part of its ongoing strategy to manage pension obligations, the Company purchased two separate group annuity contracts during the year ended December 31, 2024, to settle a portion of its defined benefit pension liability. On August 28, 2024, the Company purchased a group annuity contract from Pacific Life Insurance Company to settle pension liabilities related to approximately 1,104 retirees and beneficiaries. The annuity covered benefits totaling $81.8 million, reducing the Company’s pension obligation by an equivalent amount. On December 5, 2024, the Company purchased an additional group annuity contract from Pacific Life Insurance Company to settle further pension obligations. This annuity covered the benefits of approximately 43 retirees and beneficiaries, with a corresponding reduction in the pension liability of $16.9 million. As of the date of the annuity purchases, the Company has no further obligation for the settled benefits, as the responsibility for payment of benefits now rests with the annuity provider.
In addition to the annuity purchase placements, the Company offered eligible terminated, vested pension plan participants as well as eligible active employee pension plan participants who have reached the age of 59.5 years old, an option to elect a one-time voluntary lump sum window distribution equal to the present value of the participant’s pension benefit, in settlement of all future pension benefits to which they would otherwise have been entitled. Payments were distributed to participants who accepted the lump sum offer in December 2024 from the assets of the Pension Plan. The Company paid out benefits, via lump sum distribution, of approximately 248 terminated vested and eligible active participants resulting in a reduction in the pension liability of $21.6 million.
The annuity purchases and lump sum distributions were made to reduce the Company’s exposure to future pension funding volatility. The settlement related to the annuity purchases and lump sum distributions resulted in a total decrease in the Company’s pension liability by $120.3 million. The Company recognized a gain on settlement of $2.7 million in the fourth quarter of 2024. The gain was actuarially determined based on the acceleration of the recognition of the accumulated unrecognized actuarial gain associated with the Pension Plan. The settlement was recorded under the provisions of ASC 715-30, Compensation—Retirement Benefits—Defined Benefit Plans, and is included in the Company’s pension income for the period.
The remaining pension liability after the settlement is $114.9 million, and the Company continues to manage the pension plan’s remaining obligations in accordance with its funding policy.

The Company’s funding policy is to contribute funds to an account maintained by the pension plan trustee, as necessary, to provide for the normal cost and amortization of the unfunded actuarial accrued liability. To the extent that these costs are fully covered by assets in the trust, a contribution might not be made in a particular year.
Assets held in the Plan are primarily government and government agency obligations, common stock, corporate bonds, mutual funds, and money market accounts. Certain executives also participate in a supplemental pension plan (the CERP) that the Company funds only as retirement benefits are disbursed. The CERP carries no segregated assets.
Benefit obligations of the CERP are shown in the table immediately below. In all other tables presented, the pension plan and the CERP are presented on a combined basis, even though the CERP is unfunded.
(in thousands)	2024	2023
Projected benefit obligation	$15,216	16,013
Cumulative contributions in excess of net periodic benefit cost	17,862	18,441
The following items are components of net pension cost for the years ended December 31, 2024 and 2023:
(in thousands)	2024	2023
Interest cost on projected benefit obligation	$11,623	13,366
Expected return on plan assets	(10,431)	(11,386)
Amortization of net (gain) loss	(55)	(56)
Settlement gain recognized	(2,736)	—
Net periodic pension cost	$(1,599)	1,924
The following table sets forth the pension plans’ funded status, using valuation dates of December 31, 2024 and 2023:
(in thousands)	2024	2023
Change in projected benefit obligation:
Projected benefit obligation at prior valuation date	$248,480	247,770
Interest cost	11,623	13,366
Plan settlements	(120,303)	—
Benefits paid	(14,273)	(15,535)
Actuarial (gain) loss	(10,627)	2,879
Other	—	—
Projected benefit obligation at valuation date	114,900	248,480
Change in plan assets:
Fair value of plan assets at beginning of year	255,854	246,685
Actual return (loss) on plan assets	26,307	23,119
Employer contributions	1,363	1,585
Plan settlements	(120,303)	—
Benefits paid	(14,273)	(15,535)
Other	—	—
Fair value of plan assets at end of year	148,948	255,854
Funded status and net amount recognized at December 31	$34,048	7,374

Amounts recognized on the December 31 balance sheet are as follows:
(in thousands)	2024	2023
Prepaid pension asset	$44,473	42,091
Accrued benefit liability	(10,425)	(34,717)
Net amount recognized at December 31	$34,048	7,374
Amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive loss, on a pretax basis, at December 31, 2024 are as follows:
(in thousands)
Accumulated other comprehensive income, pretax	$7,434
Cumulative employer contributions in excess of net periodic benefit cost	26,614
Net amount recognized on the December 31, 2024 balance sheet	$34,048
The following weighted average assumptions have been used at December 31, 2024 and 2023:
	2024	2023
Determination of benefit obligation at year-end:
Discount rate	5.70%	5.50%
Determination of net periodic benefit cost for the year ended:
Discount rate	5.50%	5.55%
Expected long-term rate of return on Plan assets	4.50%	4.50%
The expected return on pension plan assets is developed using inflation expectations and risk factors to arrive at a long-term nominal expected return for each asset class. The nominal expected return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on plan assets.
The following table shows the Company’s employer contributions and benefits paid for the years ended December 31, 2024 and 2023:
(in thousands)	2024	2023
Employer contributions	$1,363	1,585
Benefits paid	14,273	15,535
The weighted average asset allocations as of December 31, 2024 and 2023, by asset category, are as follows:
	Plan assets as of December 31,
	2024	2023
Equity securities	50%	36%
Fixed income	49	61
Cash and equivalents	1	3
Total	100%	100%
The Plan’s Investment Policy focuses on efficient allocation of capital among various asset classes to create a diversified portfolio in order to achieve the Plan’s investment return objective of 4.5%. In making capital allocation decisions, the Trustee considers the expected return, standard deviation, and correlation of returns of various asset classes, as well as the current term structure of interest rates and current market conditions. In order to generate sufficient returns to meet actuarial estimates of the Plan’s future obligations, the majority of the Plan’s assets are typically invested in asset classes with higher expected rates of return, specifically equity securities. In order to limit risk, a lesser allocation is made to fixed income securities. Within strict policy ranges, the Trustee has discretion to increase or decrease the equity and fixed income allocations in response to changing market conditions. The Plan allocates a small percentage to real assets in the form of precious metals trusts.
The following benefit payments are expected to be paid:
Year:	(in thousands)
2025	$6,147
2026	6,533
2027	6,826
2028	7,080
2029	7,263
2030–2034	38,913
Following is a description of the valuation methodologies used for assets measured at fair value in the Plan:
Cash equivalents—Money market funds are valued at the closing price reported on the active market on which the funds are traded.
U.S. government and agency obligations—Federal agencies are priced utilizing industry-standard models that consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market, and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace.
Corporate bonds—Corporate securities are valued using a type of matrix, or grid, pricing in which securities are benchmarked against the treasury rate based on credit rating. These model and matrix measurements are classified as Level 2 in the fair value hierarchy.
Mutual funds and common stocks—The fair value of these investments is based on quoted market prices from national securities exchanges.
The following table sets forth by level, within the fair value hierarchy, the pension plan’s assets at fair value as of December 31, 2024:
		Fair value measurements at report date using
(in thousands)	December 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other unobservable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$1,940	1,940	—	—
U.S. government and agency obligations	16,250	—	16,250	—
Common stocks	40,542	40,542	—	—
Corporate bonds	18,385	—	18,385	—
Mutual funds–fixed income	36,958	36,958	—	—
Mutual funds–equities	34,873	34,873	—	—
Total	$148,948	114,313	34,635	—

The following table sets forth by level, within the fair value hierarchy, the pension plan’s assets at fair value as of December 31, 2023:
		Fair value measurements at report date using
(in thousands)	December 31, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other unobservable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$6,875	6,875	—	—
U.S. government and agency obligations	72,238	19,469	52,769	—
Common stocks	42,428	42,428	—	—
Corporate bonds	17,779	—	17,779	—
Mutual funds–fixed income	65,976	65,976	—	—
Mutual funds–equities	50,558	50,558	—	—
Total	$255,854	185,306	70,548	—
The Company has established a Voluntary Employees Beneficiary Association Trust (VEBA) to fund the employee benefit plan covering medical and dental benefits. For the years ended December 31, 2024 and 2023, the Company contributed $16.4 million and $14.9 million, respectively, to the VEBA.
The Company has established an employee savings plan under Section 401(k) of the Internal Revenue Code (the Code). Under this plan, employees are allowed to contribute a maximum of 75% of their base pay, subject to certain IRS limitations. The Company’s matching contribution is equal to one-half of the employee’s contribution up to a maximum of 6% of the employee’s base pay. For the years ended December 31, 2024 and 2023, the Company contributed $3.9 million and $4 million, respectively, to the 401(k) plan.
In 2019, with the freezing of the defined benefit pension plan effective December 31, 2018, the Company added to the defined contribution plan two additional benefits. Effective January 1, 2019, a Non-Elective Contribution (NEC) of 4% was given to all employees, except employees drawing a pension. Effective December 1, 2024, the plan was amended to allow any participant electing to commence pension benefits as a result of the special election window from October 3, 2024 to November 15, 2024, to continue to be eligible for the NEC contribution. NEC eligibility has an immediate entry date for employees aged 18 or older. For the years ended December 31, 2024 and 2023, the Company contributed $8.2 million and $7.7 million, respectively, to the 401(k) plan related to this benefit.
Also, in effect as of January 1, 2019, a Supplemental NEC of an additional 4% was given to employees who had been active for ten plus years as of January 1, 2019 and not drawing a pension. This contribution was given for five years ending in 2023. For the years ended December 31, 2024 and 2023, the Company expensed $0 and $2.4 million, respectively, related to the 4% contribution for ten year plus employees.
The Company maintains deferred compensation plans. The liability for the plans, aggregating $35.7 million and $37.8 million at December 31, 2024 and 2023, respectively, is recorded in other liabilities in the accompanying consolidated balance sheets. Total expenses under these arrangements, included in salaries and employee benefits, were $3.4 million and $2.2 million for the years ended December 31, 2024 and 2023, respectively.
(11)   Stock-Based Compensation
The Company provides stock-based compensation to key employees in the form of restricted stock awards (RSAs) and stock-based performance bonuses. The Company’s restricted stock plan is designed to attract, retain, and reward employees while aligning the interest of the employees with the success of the Company. Awards are determined by the Company’s Human Resources Committee of the Board of Directors. At December 31, 2024, 42,229 shares of Class B common stock remained available for issuance under the plan.
Restricted stock awards represent a grant of shares of common stock that vests over a specified period, subject to the satisfaction of service conditions. The vesting period for RSAs awarded by the Company is generally 3 or 5 years, but vesting terms may vary in accordance with the specific provisions of the individual award agreements. There are restrictions as to the transferability, sale, pledging, or assigning, among others, prior to the vesting period. Dividend rights are received upon grant of the restricted stock awards but are paid upon vesting.
The fair value of RSAs is determined based on the weighted average selling price of the Company’s Class B common stock during a specified period that is within 30 days before or 30 days after the applicable determination date, as determined by the Board of Directors in its sole discretion. Compensation expense is recognized over the vesting period of the awards, based on the fair value at grant date.
The following represents a summary of changes in the Company’s nonvested restricted stock shares as of December 31, 2024.
	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2023	1,766	$599.55
Granted	4,808	657.13
Vested	685	596.50
Forfeited	—	—
Nonvested at December 31, 2023	5,889	$646.91
Granted	5,919	653.89
Vested	1,835	634.51
Forfeited	44	655.29
Nonvested at December 31, 2024	9,929	$653.33
The Company also awards stock bonuses to specified employees. Stock bonuses are granted at the discretion of the Company’s Board of Directors. The fair value of stock bonuses is recognized as compensation expense on the date the award is granted as these shares are unrestricted and not subject to a future service requirement.
For the years ended December 31, 2024 and 2023, the total stock-based compensation expense recognized for restricted stock awards and stock bonuses was $3.5 million and $2 million, respectively. This expense is calculated on the graded vesting method and is included in salaries and employee benefits. The fair value of restricted shares vested totaled $1.2 million and $450 thousand during the years ended December 31, 2024 and 2023, respectively. The unrecognized compensation cost of nonvested restricted stock totaled $3.1 million at December 31, 2024. The Company expects to recognize compensation expense of $1.7 million in 2025, $874 thousand in 2026, $412 thousand in 2027, $151 thousand in 2028, and $19 thousand in 2029 on the nonvested shares of restricted stock.
(12)   Earnings Per Share
The Company, with its two classes of common stock, applies the two-class method of computing income per share. The two-class method requires the calculation of separate income per share amounts for the nonvested share-based awards and for common stock. The income per share attributable to common stock is shown in the following table.
Nonvested share-based awards vest subject to the satisfaction of services conditions and are subject to forfeiture until such service conditions are met. The nonvested share-based awards are not considered securities which participate in undistributed earnings with common stock. However, dividends or dividend equivalents actually declared or paid and charged to retained earnings for unvested awards with forfeitable rights to dividends reduces income available to common shareholders as these amounts reflect dividends that have been allocated to other-than-common-stockholders and reduce the amount available for distribution to the common stockholders.
Basic income per share is based on the weighted average number of common shares outstanding during the year. Diluted income per share gives effect to all dilutive potential common shares that were outstanding during the year. Since the nonvested share-based awards are subject to forfeiture, the shares are excluded from both the basic and diluted income per share computation. Presented below is a summary of the components used to calculate basic and diluted income per common share
(In thousands, except per share data)	2024	2023
Basic income per share:
Net income attributable to Central Bancompany, Inc.	$305,810	273,693
Less: Dividends declared on forfeitable nonvested restricted stock	120	610
Net income allocated to common stock	$305,690	273,083
Weighted average common shares outstanding	4,412	4,414
Basic income per common share	$69.29	61.87
Diluted income per common share:
Net income attributable to Central Bancompany, Inc.	$305,810	273,693
Less: Dividends declared on forfeitable nonvested restricted stock	120	610
Net income allocated to common stock	$305,690	273,083
Weighted average diluted common shares outstanding	4,412	4,414
Diluted income per common share:	$69.29	61.87
The Company is permitted, by authorization of the Board of Directors, to repurchase shares of the Company’s common stock. The most recent authorization in June 2023 approved purchases until June 30, 2025, for a purchase price of not more than $25 million in aggregate. As of December 31, 2024, there was $12 million remaining under such authorization.
The table below shows activity in the outstanding shares of the Company’s common stock during the years ended December 31, 2024 and 2023.
(in thousands)	2024	2023
Shares outstanding at January 1	4,419	4,415
Issuance of stock-based compensation	6	5
Purchases of treasury stock	(18)	(1)
Shares outstanding at December 31	4,408	4,419
(13)   Capital Adequacy
Quantitative measures established by regulation to ensure capital adequacy require banks to maintain minimum amounts and ratios (set forth in the table below on a consolidated basis, amounts in thousands) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. At December 31, 2024, the Company met all capital requirements to which it is subject, and the Bank’s capital position exceeded the regulatory definition of well-capitalized.
The Basel III minimum required ratios for well-capitalized banks (under prompt corrective action provisions) are 6.5% for Tier I common capital, 8.0% for Tier I capital, 10.0% for Total capital and 5.0% for the leverage ratio.

A summary of the Company’s and the Bank’s capital ratios at December 31, 2024 and 2023 is as follows:
	Actual		Minimum capital adequacy requirement		Well-capitalized requirement
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2024:
Total risk-based capital (to risk-weighted assets):
Company	$3,083,839	24.88%	$991,777	8.00%	$—	—%
Central Trust Bank	1,706,617	13.81	1,028,943	8.00	1,286,179	10.00
Tier 1 capital (to risk-weighted assets):
Company	2,929,055	23.63	743,833	6.00	—	—
Central Trust Bank	1,551,833	12.56	771,707	6.00	1,028,943	8.00
Tier 1 common equity capital (to risk-weighted assets):
Company	2,929,055	23.63	557,875	4.50	—	—
Central Trust Bank	1,551,833	12.56	578,781	4.50	836,016	6.50
Tier 1 capital (to average assets):
Company	2,929,055	15.69	746,578	4.00	—	—
Central Trust Bank	1,551,833	8.33	745,433	4.00	931,792	5.00
	Actual		Minimum capital adequacy requirement		Well-capitalized requirement
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2023:
Total risk-based capital (to risk-weighted assets):
Company	$2,836,024	22.75%	$997,385	8.00%	$—	—%
Central Trust Bank	1,677,031	13.48	994,909	8.00	1,243,636	10.00
Tier 1 capital (to risk-weighted assets):
Company	2,680,621	21.50	748,039	6.00	—	—
Central Trust Bank	1,521,628	12.24	746,182	6.00	994,909	8.00
Tier 1 common equity capital (to risk-weighted assets):
Company	2,680,621	21.50	561,029	4.50	—	—
Central Trust Bank	1,521,628	12.24	559,636	4.50	808,363	6.50
Tier 1 capital (to average assets):
Company	2,680,621	14.36	746,740	4.00	—	—
Central Trust Bank	1,521,628	8.16	746,013	4.00	932,516	5.00
(14)   Leasing
Leases are recorded at market values at the inception of the lease and may contain escalations based on indexes tied to the consumer price index or other factors for an increase in the amount of the lease payment. Escalators are included in valuing of right to use assets under certain conditions. Lease value cash flows are discounted to present value in recording the right to use asset based on Federal Home Loan Bank advance rates. The Company has made the election not to separate lease and non-lease components for existing real estate leases when determining consideration within the lease contract. All the Company’s lease agreements are classified as operating leases under ASC 842.

As of December 31, 2024 and 2023, the Company’s assets included right to use assets for operating leases that had a weighted average lease term remaining of 25.1 years and 25.1 years and a weighted average discount rate of 3.8% and 3.8%, respectively. The Company’s assets also included right to use assets for finance leases in 2024 and 2023 that had a weighted average lease term remaining of 2.1 years and 3.1 years and weighted average discount rate of 1.49% and 1.49%, respectively.
Operating lease cost recorded in net occupancy amounted to $3.6 million and $3.6 million in 2024 and 2023, respectively. Operating cash flows from operating leases were $3.6 million and $3.3 million in 2024 and 2023, respectively. As of December 31, 2024 and 2023, the right to use assets, reported within premises and equipment, net, totaled $30.2 million and $32.2 million respectively. The lease liability, reported within other liabilities, recognized on the financial statements as of December 31, 2024 and 2023 totaled $31.5 million and $33.5 million, respectively.
As of December 31, 2024, undiscounted operating lease liabilities are scheduled to mature as follows:
Year:	(in thousands)
2024	$3,314
2025	2,994
2026	2,611
2027	2,353
2028	2,182
Thereafter	36,359
Operating expense and short-term lease costs totaled $3.8 million and $3.8 million in 2024 and 2023, respectively. Amortization of right to use assets charged to operating expense was approximately $2.4 million and $2.4 million in 2024 and 2023, respectively, and is included in net occupancy and equipment expense on the consolidated statements of income.
(15)   Commitments, Contingencies, and Guarantees
In the normal course of business, in order to meet the needs of customers, the Company is subject to off-balance sheet risk which could potentially impact its financial position. These off-balance sheet arrangements include commitments to fund loans and standby letters of credit.
The Company has outstanding commitments to provide loans to, and letters of credit on behalf of customers. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.
Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as is involved in extending loan facilities to customers.
In addition, the Company may enter into interest rate swap risk participation agreements when certain clients are engaged in interest rate hedging activities in a syndicated loan or a loan in which we are a participant. This is represented as Credit Derivatives in the table below and is the only Credit Derivative activity in which the Company currently participates. Under these agreements, the Company assumes a portion of the counterparty credit risk associated with a client’s interest rate swap transaction with a third-party financial institution, for which the Company receives a fee. If the client fails to meet its payment obligations under the swap, the Company may be required to fulfill those obligations up to its participation level.
The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Company upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties. The Company’s banking markets are located within the states of Missouri, Kansas, Illinois, Iowa, Oklahoma, Colorado, North Carolina, Tennessee,

Florida, and Arkansas and the Company’s loan portfolio has no unusual geographic concentrations of credit risk beyond its market areas.
Such commitments and conditional obligations were as follows as of the dates presented.
	Contractual Amount
(in thousands)	12/31/24	12/31/23
Off-balance sheet commitments
Loan commitments	$2,910,550	3,163,854
Standby letters of credit	87,979	87,605
Commercial letters of credit	1,089	5,719
Credit derivatives	14,720	16,720
The Company and its subsidiaries are defendants in various claims, legal actions, and complaints arising in the ordinary course of business. The Company records losses when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changes in circumstances. Due to the inherent subjectivity of assessments and unpredictability of outcomes of legal proceedings, any amounts accrued may not represent the ultimate loss to the Company from legal proceedings.
(16)   Fair Value Disclosures
Fair Value Hierarchy
The Company uses fair value measurements to record fair value adjustments to certain financial and nonfinancial assets and liabilities and to determine fair value disclosures. Various financial instruments such as AFS and trading securities are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets and liabilities on a nonrecurring basis, such as loans, loans held for sale, mortgage servicing rights, and certain other investment securities. These nonrecurring fair value adjustments typically involve lower of cost or market accounting or write-downs of individual assets.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value, which are in accordance with ASC 820. ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
•
Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly (such as interest rates, yield curves, and prepayment speeds).

•
Level 3—inputs to the valuation methodology are unobservable and significant to the fair value. These may be internally developed, using the Company’s best information and assumptions that a market participant would consider.

When determining the fair value measurements for assets and liabilities required or permitted to be recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to market observable data for similar assets and liabilities.

Valuation Methods for Instruments Measured at Fair Value on a Recurring Basis
The following table presents assets and liabilities measured at fair value on a recurring basis (including items that are required to be measured at fair value) at December 31, 2024 and 2023.
		Fair value measurements at report date using
(in thousands)	Fair Value December 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Loans held for sale	$34,264	—	34,264	—
Available-for-sale investment securities:
U.S. government obligations and government-sponsored enterprises	5,553,593	1,269,553	4,284,040	—
Obligations of states and political subdivisions	21,141	—	21,141	—
Other securities	28,989	614	28,375	—
Equity investments	48,770	724	36,765	11,281
Trading	666		666
Derivatives*	10,312	—	10,312	—
Total assets	$5,697,735	1,270,891	4,415,563	11,281
Liabilities:
Derivatives*	$8,842	—	8,842	—
Total liabilities	$8,842	—	8,842	—

*
The fair value of each class of derivative is shown in Note 18.

		Fair value measurements at report date using
(in thousands)	Fair Value December 31, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Loans held for sale	$35,442	—	35,442	—
Available-for-sale investment securities:
U.S. government obligations and government-sponsored enterprises	4,958,624	1,549,312	3,409,312	—
Obligations of states and political subdivisions	34,537	—	34,537	—
Other securities	36,144	812	35,332	—
Equity investments	50,246	2,213	36,886	11,147
Derivatives*	10,178	—	10,178	—
Total assets	$5,125,171	1,552,337	3,561,687	11,147
Liabilities:
Derivatives*	$9,125	—	9,125	—
Total liabilities	$9,125	—	9,125	—

*
The fair value of each class of derivative is shown in Note 18.

Following is a description of the Company’s valuation methodologies used for instruments measured at fair value on a recurring basis:
Securities
Securities are identified as trading, available-for-sale, or held-to-maturity at the time of purchase based on the intent of management.
Trading securities are carried at fair value with unrealized gains and losses included in current period earnings.
AFS securities are accounted for in accordance with ASC 320 and are carried at fair value. Unrealized gains and losses are recorded, net of deferred income taxes, as accumulated other comprehensive income (loss) in shareholders’ equity. AFS securities are separately identified as pledged to creditors if the creditor has the right to sell or re-pledge the collateral. This portfolio comprises the majority of the assets the Company records at fair value.
The fair value of our securities, which consist primarily of obligations of the U.S. government and government sponsored enterprises (GSEs), is generally based on instrument-level pricing provided to us by a third-party pricing service which utilizes a combination of market quotations in an active market where available, and industry-standard models that consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace.
We periodically evaluate the pricing supplied by third-party pricing services by comparing the provided pricing with other sources including, but not limited to, recent transactions in similar instruments, dealer quotes and modeled values using various observable market inputs. Based on the results of such evaluations, management may adjust prices obtained from third-party pricing services to more appropriately reflect its estimate of prices that could be realized in orderly transactions in the current market.
The various portions of the estimated fair value of the Company’s equity securities are based on several inputs. Where quoted prices are available in an active market, the measurements are classified as Level 1. Equity securities which are infrequently traded or restricted, such as equity interests in the Federal Reserve and Federal Home Loan Bank, are classified as Level 2. The fair value of equity securities based on unobservable inputs and estimates are classified as Level 3.
Loans Held for Sale
Loans held for sale are carried at fair value. The portfolio consists primarily of residential real estate loans that are originated with the intent to sell. The Company contracts to sell the loans to FHLMC, FNMA, and other private investors. Fair value measurements on these loans held for sale are based on quoted market prices for similar loans in the secondary market and are classified as Level 2. No write-down was necessary at December 31, 2024 and 2023.
Derivatives
The Company’s derivative instruments include interest rate swaps, interest rate lock commitments (IRLC) and to-be-announced (TBA) contracts for hedging our mortgage loan pipeline. Valuations for interest rate swaps are derived from a proprietary model whose significant inputs are readily observable market parameters, primarily yield curves used to calculate current exposure. The results of the model are constantly validated through comparison to active trading in the marketplace. The fair value measurements of interest rate swaps and floors are classified as Level 2 due to the observable nature of the significant inputs utilized. Derivatives relating to residential mortgage loan sale activity include commitments to originate mortgage loans held for sale, forward loan sale contracts, and forward commitments to sell TBA securities. The fair values of loan commitments and sale contracts are estimated using quoted market prices for loans similar to the underlying loans in these instruments. The valuations of loan commitments are further adjusted to include embedded servicing value and the probability of funding. These assumptions are considered Level 2 inputs and are significant to the loan commitment valuation; accordingly, the measurement of loan commitments is classified as Level 2. The fair value measurement of TBA contracts is based on security prices published on trading platforms and is classified as Level 2.
Valuation Methods for Instruments Measured at Fair Value on a Nonrecurring Basis
The following table presents assets measured at fair value on a nonrecurring basis (including items that are required to be measured at fair value) at December 31, 2024 and 2023.
		Fair value measurements at report date using
(in thousands)	Fair Value December 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Collateral dependent loans	$15,376	—	—	15,376
Mortgage servicing rights	60,339	—	—	60,339
Total assets	$75,715	—	—	75,715
		Fair value measurements at report date using
(in thousands)	Fair Value December 31, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Collateral dependent loans	$7,863	—	—	7,863
Mortgage servicing rights	60,888	—	—	60,888
Total assets	$68,751	—	—	68,751
Following is a description of the Company’s valuation methodologies used for other financial instruments measured at fair value on a nonrecurring basis:
Mortgage Servicing Rights
The Company initially measures its mortgage servicing rights at fair value and amortizes them over the period of estimated net servicing income. They are periodically assessed for impairment based on fair value at the reporting date. Mortgage servicing rights do not trade in an active market with readily observable prices. Accordingly, the fair value is estimated based on a valuation model, which calculates the present value of estimated future net servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds, market discount rates, cost to service, float earnings rates, and other ancillary income, including late fees. The fair value measurements are classified as Level 3. There was no valuation adjustment recorded on the mortgage servicing rights at December 31, 2024.
Collateral Dependent Loans
While the overall portfolio is not carried at fair value, adjustments are recorded on certain loans to reflect partial write-downs that are based on the value of the underlying collateral. Nonrecurring adjustments also include certain impairment amounts for collateral dependent loans when establishing the allowance for credit losses on loans. In determining the value of real estate collateral, the Company relies on external appraisals and assessment of property values by its internal staff. In the case of non-real estate collateral, reliance is placed on a variety of sources, including external estimates of value and judgments based on the experience and expertise of internal specialists. Because many of these inputs are not observable, the measurements are classified as Level 3.

Foreclosed Assets
Foreclosed assets consist of loan collateral, which has been repossessed through foreclosure. This collateral is comprised of commercial and residential real estate and other non-real estate property. Foreclosed assets are recorded as held for sale initially at the lower of the loan balance or fair value of the collateral less estimated selling costs. After foreclosure, valuations are updated periodically, and the assets may be marked down further, reflecting a new cost basis. Fair value measurements may be based upon appraisals, third-party price opinions, or internally developed pricing methods. These measurements are classified as Level 3.
Fair Value of Financial Instruments
The carrying amounts and estimated fair values of financial instruments held by the Company, in addition to a discussion of the methods used and assumptions made in computing the estimates, are set forth below.
Cash and Due from Banks, Short-term Interest-Bearing Deposits, Federal Funds Sold and Securities Purchased Under Agreement to Resell, and Accrued Interest Receivable
The carrying amounts for cash and due from banks, short-term interest-bearing deposits, and federal funds sold, and securities purchased under agreements to resell, and accrued interest receivable approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns.
Time Deposits
The fair value of time deposits is based on the discounted value of cash flows. Discount rates are based on the Company’s approximate cost of obtaining similar maturity funding in the market. Their fair value measurement is classified as Level 3.
Held-to-Maturity Securities
The fair value of our HTM investment securities is generally based on instrument-level pricing provided to us by a third-party pricing service which utilizes a combination of market quotations in an active market where available, and industry standard models that consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace.
We periodically evaluate the pricing supplied by third-party pricing services by comparing the provided pricing with other sources including, but not limited to, recent transactions in similar instruments, dealer quotes and modeled values using various observable market inputs. Based on the results of such evaluations, management may adjust prices obtained from third-party pricing services to more appropriately reflect its estimate of prices that could be realized in orderly transactions in the current market.
Loans
The estimated fair value of the Company’s loan portfolio is based on the segregation of loans by type—commercial, residential mortgage, and consumer. Each loan category is further segmented into fixed and adjustable-rate interest categories. In estimating the fair value of each category of loan, the carrying amount of the loan is reduced by an allocation of the allowance for loan losses. Such allocation is based on management’s loan classification system, which is designed to measure the credit risk inherent in each classification category.
The estimated fair value for variable rate loans is the carrying value of such loans, reduced by an allocation of the allowance for credit losses based on management’s loan classification system.
The estimated fair value of fixed-rate loans is calculated by discounting the scheduled cash flows for each loan category—commercial, residential real estate, and consumer. The cash flows through maturity for each category of fixed-rate loans are aggregated for the Company. Prepayment estimates for residential real estate and installment consumer loans are based on estimates for similar instruments in the secondary market with similar maturity schedules and interest rates. Discount rates used for each loan category of fixed rate loans represent rates the Company believes are reflective of what the Company could sell loans for based on market conditions and the Company’s assessment of credit quality.
Deposits
The fair value of deposits with no stated maturity is equal to the amount payable on demand. Such deposits include savings and interest and non-interest-bearing demand deposits. The fair value of demand deposits does not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market. Because they are payable on demand, they are classified as Level 1 in the fair value hierarchy. The fair value of time deposits is based on the discounted value of cash flows. Discount rates are based on the Company’s approximate cost of obtaining similar maturity funding in the market. Their fair value measurement is classified as Level 3.
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase
The estimated fair value of federal funds purchased and securities sold under agreements to repurchase approximate their carrying values because of the short-term nature of these borrowings.
Accrued Interest Payable
The estimated fair value of accrued interest payable approximates the carrying value because of the short-term nature of the liability.
The estimated fair values of the Company’s financial instruments are as follows:
	December 31, 2024
		Estimated Fair Value
(in thousands)	Carrying amount	Level 1	Level 2	Level 3
Financial Assets
Cash and due from banks and short-term interest bearing deposits	$1,234,625	1,234,625	—	—
Time deposits	699	—	—	699
Federal funds sold and securities purchased under agreements to resell	7,183	7,183	—	—
Investment securities
Available for sale	5,603,723	1,270,167	4,333,556	—
Held to maturity	3,225	—	2,554	677
Equity	48,770	724	36,765	11,281
Trading	666		666
Loans
Construction and development	846,497	—	—	845,327
Commercial non-real estate	1,850,992	—	—	1,852,650
Multifamily residential real estate	817,403	—	—	798,336
Non-owner-occupied commercial real estate	2,345,722	—	—	2,309,045
Owner-occupied commercial real estate	1,563,015	—	—	1,535,407
Commercial real estate	4,726,141	—	—	4,642,788
Home equity lines of credit	344,640	—	—	343,842
All other residential real estate	2,752,799	—	—	2,652,339
Residential real estate	3,097,439	—	—	2,996,182

	December 31, 2024
		Estimated Fair Value
(in thousands)	Carrying amount	Level 1	Level 2	Level 3
Consumer credit card	85,526	—	—	91,366
All other consumer	863,217	—	—	855,080
Consumer	948,743	—	—	946,446
Total Loans	$11,469,812	—	—	11,283,393
Loans held for sale	$34,264	—	34,264	—
Derivatives	10,312	—	10,312	—
	December 31, 2023
		Estimated Fair Value
(in thousands)	Carrying amount	Level 1	Level 2	Level 3
Financial Assets
Cash and due from banks and short-term interest bearing deposits	$1,680,963	1,680,963	—	—
Time deposits	1,188	—	—	1,187
Federal funds sold and securities purchased under agreements to resell	3,665	3,665	—	—
Investment securities
Available for sale	5,029,305	1,550,124	3,479,181	—
Held to maturity	4,059	—	3,361	673
Equity	50,246	2,213	36,886	11,147
Loans
Construction and development	963,043	—	—	953,554
Commercial non-real estate	1,885,081	—	—	1,869,694
Multifamily residential real estate	885,787	—	—	858,803
Non-owner-occupied commercial real estate	2,169,300	—	—	2,110,258
Owner-occupied commercial real estate	1,547,213	—	—	1,499,571
Commercial real estate	4,602,300	—	—	4,468,632
Home equity lines of credit	302,228	—	—	301,221
All other residential real estate	2,437,911	—	—	2,264,727
Residential real estate	2,740,139	—	—	2,565,949
Consumer credit card	81,653	—	—	87,243
All other consumer	1,058,264	—	—	1,039,799
Consumer	1,139,917	—	—	1,127,042
Total Loans	$11,330,479	—	—	10,984,871
Loans held for sale	$35,442	—	35,442	—
Derivatives	10,178	—	10,178	—

	December 31, 2024
(in thousands)	Carrying amount	Estimated Fair Value Level 1	Level 2	Level 3
Financial Liabilities
Noninterest-bearing demand	$5,245,705	5,245,705	—	—
Savings and interest-bearing demand	8,043,244	8,043,244	—	—
Time deposits	1,696,899	—	—	1,685,000
Total deposits	$14,985,848	13,288,949	—	1,685,000
Federal funds purchased and customer repurchase agreements	$1,007,295	1,007,295	—	—
Accrued interest payable	10,291	10,291	—	—
Derivatives	8,842	—	8,842	—
	December 31, 2023
(in thousands)	Carrying amount	Estimated Fair Value Level 1	Level 2	Level 3
Financial Liabilities
Noninterest-bearing demand	$5,378,324	5,378,324	—	—
Savings and interest-bearing demand	7,943,456	7,943,456	—	—
Time deposits	1,547,730	—	—	1,529,269
Total deposits	$14,869,510	13,321,780	—	1,529,269
Federal funds purchased and customer repurchase agreements	$1,226,167	1,226,167	—	—
Accrued interest payable	8,701	8,701	—	—
Derivatives	9,125	—	9,125	—
Limitations
Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective, involve uncertainties and cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
(17)   Accumulated Other Comprehensive Loss
The table below shows the activity and accumulated balances of components of other comprehensive loss.
(in thousands)	Unrealized Gains/Losses on AFS Securities	Pension Plan	Total
Balance December 31, 2022	$(377,815)	(19,098)	(396,913)
Other comprehensive income (loss) before reclassifications	141,040	8,799	149,839
Reclassification adjustment for net losses on AFS securities included in net income	19,964	—	19,964
Current period other comprehensive income (loss), before tax	161,004	8,799	169,803
Income tax (expense) benefit	(38,384)	(2,098)	(40,482)
Current period other comprehensive income (loss), net of tax	122,620	6,701	129,321

(in thousands)	Unrealized Gains/Losses on AFS Securities	Pension Plan	Total
Balance December 31, 2023	(255,195)	(12,397)	(267,592)
Other comprehensive income (loss) before reclassifications	92,666	23,714	116,380
Reclassification adjustment for net losses on AFS securities included in net income	51,249	—	51,249
Current period other comprehensive income (loss), before tax	143,915	23,714	167,629
Income tax (expense) benefit	(34,309)	(5,653)	(39,962)
Current period other comprehensive income (loss), net of tax	109,606	18,061	127,667
Balance December 31, 2024	$(145,589)	5,664	(139,925)

(18)   Derivative Instruments
The Company’s mortgage banking originates mortgage loans (interest rate locks) to be sold into the secondary market. The Company does not enter into a commitment to sell these loans at the time of the interest rate lock but instead enters into an agreement to sell the loan(s) after funding. The Company enters into free-standing derivatives to protect against movement in interest rates once the loan commitment is entered into. These derivatives are in the form of commitments to sell to-be-announced (TBA) securities which move in value in the opposite direction of the fixed rate loan commitments thereby economically hedging the Company from movement in interest rates during the period from the interest rate lock to the date the loan is sold into the secondary market.
As of December 31, 2024 and 2023, the amounts reflected in the Company’s balance sheet in assets and liabilities for the value of the interest rate lock commitments, funded loans held for sale, and the corresponding commitments to sell the TBA securities were as follows:
(in thousands)	Notional Value 12/31/2024	Market Value 12/31/2024	Notional Value 12/31/2023	Market Value 12/31/2023
Interest Rate Lock Commitments	$47,875	366	43,428	736
Loans Closed–Market Value Loans Held for Sale	34,791	946	24,655	981
TBA Derivative Value	61,000	245	59,500	(586)
The market value of the loan commitment pipeline is net of expenses.
The Company maintains an overall interest rate risk management strategy that permits the use of derivative instruments to modify exposure to interest rate risk. The Company’s interest rate risk management strategy includes the ability to modify the repricing characteristics of certain assets and liabilities to help reduce the risk that changes in interest rates adversely affect the net interest margin and cash flows. Interest rate swaps may be used on a limited basis as part of this strategy. The Company also sells interest rate swap contracts to customers who wish to modify their interest rate sensitivity. The Company offsets the interest rate risk of these swaps by purchasing matching contracts with offsetting pay/receive rates from other financial institutions. The Company’s “Back-to-Back” swaps are accounted for as free-standing derivatives, and changes in their fair value are recorded in current earnings. These Back-to-Back swap contracts comprised a portion of the Company’s swap portfolio at December 31, 2024 and 2023 with total notional amounts of $226.2 million and $206.9 million, respectively.
The Company also employs the use of “Critical Terms” swaps. While this strategy does not directly involve customers of the Bank, Critical Terms are used to swap the interest rate structure of individual loans. By using Critical Terms, the Bank is able to mark-to-market the loan as well. For derivatives designated and that qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in earnings. The Company includes the gain or loss on the hedged items in the same line item as the offsetting loss or gain on the related derivatives. These structures had a notional amount of $11.2 million, with a fair value of $860 thousand and a notional amount of $12.1 million, with a fair value of $904 thousand at December 31, 2024 and 2023, respectively.

(in thousands)	Derivative Assets 12/31/24	Derivative Liabilities 12/31/24	Derivative Assets 12/31/23	Derivative Liabilities 12/31/23
Back to back swaps	$9,086	9,086	8,539	8,539
Fair value hedges	860	—	904	—
(19)   Revenue Recognition
Revenue should be recognized to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue from financial instruments, including revenue from loans and securities, is not included within this guidance. Noninterest revenue items that are subject to this guidance mainly include fees for bank card, trust, deposit account services, and consumer brokerage services and are discussed below and summarized in the table that follows.
Fees for Fiduciary Services
Trust and asset management income is primarily comprised of fees earned from the management and administration of trusts, settlement of estates, and other similar duties where Central Trust Company serves in a fiduciary capacity. The Company’s performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the average monthly value of the assets under management and the applicable fee rate or otherwise as negotiated as a fee for service. Other transactional-based services, including but not limited to, tax return preparation and financial planning are available. The performance obligation for these services is generally satisfied, and related revenue recognized, at the completion of the service.
Service Charges and Commissions
Service charges on deposit accounts consist of account analysis fees (i.e., net fees earned on analyzed business and public checking accounts), monthly service fees, check orders, and other deposit account related fees. The Company’s performance obligation for account analysis and monthly service fees is generally satisfied, and the related revenue recognized, when the service is provided and received immediately or in the following month.
The Company provides corporate cash management services to its business customers to meet their various transaction processing needs. Such services include deposit and check processing, lockbox, remote deposit, reconciliation, online banking, and other similar transaction processing services. The Company maintains unit prices for each type of service, and the customer is billed based on transaction volumes processed monthly.
Overdraft fees are charged to customers when daily checks and other withdrawals to customers’ accounts exceed balances on hand. The daily overdraft charge is calculated and the fee is posted to the customer’s account each day.
Other deposit related fees such as check orders, foreign ATM processing fees, stop payment fees, and cashier’s checks are largely transactional based, and therefore, the Company’s performance obligation is satisfied, and related revenue recognized, when the transaction is processed.
Payment Services Revenue
Fees, exchange, and other service charges are primarily comprised of debit and credit card income, ATM fees, merchant services income, and other service charges. Debit and credit card income is primarily comprised of interchange fees earned whenever the Company’s debit and credit cards are processed through card payment networks such as MasterCard. The fees earned are established by the settlement network and are dependent on the type of transaction processed but are typically based on a per unit charge. Interchange income is settled daily through the networks.
Brokerage Services
Consumer brokerage services revenue is comprised of commissions received upon the execution of purchases and sales of mutual fund shares and equity securities, in addition to certain limited insurance products in an agency capacity. Also, fees are earned on managed advisory programs. Payment from the customer is upon settlement for purchases and sales of securities, upon purchase for annuities and insurance products, and upon inception of the service period for advisory programs.
Other Non-Interest Income from Contracts with Customers
Other non-interest income consists of gains on foreclosed assets, bank premises and equipment, official check fees, international currency commissions, and other miscellaneous consumer product fees. Performance obligations for these services consist mainly of the execution of transactions for the sale of various properties. Fees from these revenue sources are recognized when the performance obligation is completed, at which time cash is received by the Company.
(in thousands)	2024	2023
Service charges and commissions
Deposit account and other fees	$52,419	46,804
Other non-ASC 606 revenue	3,718	3,637
	$56,137	50,441
Payment services revenue
Bankcard transaction fees	$67,531	67,414
Brokerage services
Consumer brokerage service fees	$25,739	22,433
Fees for fiduciary services
Fiduciary service fees	$45,897	40,197
Other income
Gain on sale of foreclosed assets, bank premises, and equipment	$4,679	1,189
Other non-ASC 606 revenue	4,988	6,987
	$9,667	8,176

(20)   Parent Company Condensed Financial Statements
Following are the condensed financial statements of Central Bancompany, Inc. (Parent only) for the December 31, 2024 and December 31, 2023.
CENTRAL BANCOMPANY, INC.
Condensed Balance Sheets
December 31, 2024 and 2023
(in thousands)	2024	2023
Assets
Investment in consolidated subsidiaries:
Bank	$1,727,762	1,597,273
Cash and due from banks	312,447	190,287
Available for sale (AFS)	982	5,530
Loans	18,720	12,947
Note receivable due from bank subsidiary	980,000	980,000
Advances to subsidiaries, net of borrowings	75,120	315
Land, buildings, and equipment, net	1,505	1,530
Deferred tax assets, net	5,945	11,742
Other assets	29,435	4,025
Total assets	$3,151,916	2,803,649
Liabilities and Stockholders’ Equity
Other liabilities	41,255	59,851
Stockholders’ equity	3,110,661	2,743,798
Total liabilities and stockholders’ equity	$3,151,916	2,803,649

CENTRAL BANCOMPANY, INC.
Condensed Statements of Income
Years ended December 31, 2024 and 2023
(in thousands)	2024	2023
Income
Dividends received from consolidated subsidiary	$245,000	335,000
Earnings of consolidated subsidiaries, net of dividends	20,968	(91,770)
Interest received from consolidated subsidiary	8,720	1,390
Interest income:
Loans	1,370	964
Note to subsidiaries	52,522	45,887
Investment securities	65	1,289
Management fees charged to subsidiaries	850	3,749
Investment securities losses, net	0	(143)
Other income	464	71
Total income	329,959	296,437
Expense
Salaries and employee benefits	9,181	9,901
Net occupancy and equipment	263	572
Legal and professional fees	124	631
Management & data processing fees paid to subsidiaries	897	671
Other expenses	1,234	1,429
Total expense	11,699	13,204
Income taxes	12,450	9,540
Net income	$305,810	273,693

CENTRAL BANCOMPANY, INC.
Condensed Statements of Cash Flows
Years ended December 31, 2024 and 2023
(in thousands)	2024	2023
Cash flows from operating activities:
Net income	$305,810	273,694
Adjustments to reconcile net income to net cash provided by operating activities:
Earnings of consolidated subsidiaries, net of dividends	(20,968)	91,770
Increase in other assets	(17,513)	(5,427)
Net cash provided by operating activities	267,329	360,037
Cash flows from investing activities:
Proceeds from maturities of available-for-sale securities	4,662	187,719
Purchases of available-for-sale securities	—	(71,014)
Increase in advances to subsidiaries, net	(74,587)	(319,391)
Other, net	(6,226)	(2,862)
Net cash used in investing activities	(76,151)	(205,548)
Cash flows from financing activities:
Purchase of treasury stock	(12,143)	(959)
Issuance of stock under equity compensation plans	(285)	(305)
Dividends paid	(57,532)	(51,870)
Other, net	942	2,172
Net cash used in financing activities	(69,018)	(50,962)
Net increase in cash and cash equivalents	122,160	103,527
Cash and cash equivalents at beginning of year	190,288	86,761
Cash and cash equivalents at end of year	$312,448	190,288
Dividends paid by the Parent to its shareholders were substantially provided from Bank dividends. The Bank may distribute dividends without prior regulatory approval, provided that the dividends do not exceed the sum of net income for the current year and retained net income for the preceding two years, subject to maintenance of minimum capital requirements.
At December 31, 2024, the Bank has $980 million of borrowings from the Parent as part of its strategy to manage FDIC insurance premiums. The maturity date of this note extends by 3 months every quarter resulting in an extended maturity date that is never less than 15 months from the last extension. The interest rate is a variable rate equal to the current interest rate on excess reserves, adjusted quarterly.
At December 31, 2024, the fair value of the investment securities held by the Parent consisted of investments of $982 thousand in U.S. agency mortgage backed securities.
(21)   Business Segment Reporting
The Company’s reportable segments are determined by its Chief Executive Officer, who is the designated Chief Operating Decision Maker (“CODM”). The company has strategically aligned its operations into the following two reportable segments: Wealth Management and Community Banking (collectively, the Business Segments). These operating segments are strategic business units that offer different products and services and have different marketing strategies.
To evaluate segment performance and make informed decisions regarding the allocation of resources to the segments, the CODM reviews each segment’s actual revenues, consisting of net interest income plus noninterest income, and net income against budgeted revenues and net income on a monthly basis. This process allows the

Company to (1) assess the profitability of a specific business segment by aligning relevant costs with revenue, and (2) evaluate each business segment in a way that reflects its economic impact on consolidated earnings.
Wealth Management
The Wealth Management operating segment provides a full range of “fee-only” wealth management solutions, including investment management, fiduciary services, financial, estate, and tax planning services to individuals, businesses, and foundations. Services are provided through Central Trust Company and Central Investment Advisors, both divisions of The Central Trust Bank.
Wealth management services tailored to individuals include trust and estate advisory services and financial planning. Business services include financial planning, business succession planning, and retirement plan services. Services for foundations include assistance with endowment management, grant applications and foundation management.
Community Banking
The Community Banking operating segment is designed to serve the holistic financial service needs of individuals, businesses, agencies and community organizations within our footprint through Central Bancompany, Inc.’s wholly owned bank subsidiary, Central Trust Bank.
We provide a comprehensive suite of offerings, including a full set of deposit products, state-of-the-art digital banking solutions, a range of consumer lending solutions including HELOCs, and a wholly owned credit card portfolio. Our leading mortgage operation delivers both standard mortgages with in-house servicing available, typically sold to Freddie Mac, Fannie Mae or private investors, and a range of sophisticated mortgage options, including bridge and portfolio lending, and multiple governmental programs. Our long-tenured commercial lending teams originate loans to finance a wide range of our customers’ needs, including commercial, small business and government segments, while striving to maintain conservative underwriting standards. Our deposit and cash management solutions feature a full suite of digital-first tools, treasury management services, and innovative payment and card solutions to complement our comprehensive deposit offering for all client segments.
Segment Financial Information
The accounting policies of the Company’s operating segments are the same as those described in the summary of significant accounting policies in “Note 1. Significant Accounting Policies.” The reportable segments include a number of allocations of income and expense from various support and overhead functions within the Company.
Financial results by operating segment, including significant expense categories provided to the CODM, are detailed below:
	December 31, 2024
Segment Income Statement (in thousands)	Community Banking	Wealth Management	Total
Net Interest Income	$687,574	(250)	687,324
Provision for credit losses	14,585	2	14,587
Net interest income after provision for credit losses	672,989	(252)	672,737
Noninterest income	141,178	69,212	210,390
Noninterest expense	442,544	46,863	489,407
Income before income taxes	371,623	22,097	393,720
Income taxes	82,604	5,306	87,910
Net Income	$289,019	16,791	305,810
Assets under management		13,527,632	13,527,632

Noninterest Income	Community Banking	Wealth Management	Total
Service charges and commissions	$56,137	—	56,137
Payment services revenue	67,531	—	67,531
Brokerage services	3,333	22,406	25,739
Fees for fiduciary services	(606)	46,503	45,897
Mortgage banking revenue	42,080	—	42,080
Other income	9,364	303	9,667
Investment securities losses, net	(36,661)	—	(36,661)
Total noninterest income	$141,178	69,212	210,390
Noninterest Expense	Community Banking	Wealth Management	Total
Salaries and employee benefits	$248,802	32,285	281,087
Net occupancy and equipment expense	44,326	2,805	47,131
Computer software and maintenance	18,623	1,695	20,318
Marketing and business development	18,426	1,564	19,990
FDIC and bank exam fees	5,582	1	5,583
Legal and professional fees	25,214	1,076	26,290
Bankcard processing, rewards and related cost	32,002	—	32,002
Other expenses(1)	49,569	7,437	57,006
Total noninterest expense	$442,544	46,863	489,407

(1)
Other expenses includes $4.3M of allocated technology, service, and overhead to Wealth Management

Segment Balance Sheet (in thousands)	Community Banking	Wealth Management	Total
Assets	$19,217,815	24,728	19,242,543
	December 31, 2023
Segment Income Statement (in thousands)	Community Banking	Wealth Management	Total
Net Interest Income	$633,402	(223)	633,179
Provision for credit losses	16,252	—	16,252
Net interest income after provision for credit losses	617,150	(223)	616,927
Noninterest income	146,708	60,172	206,880
Noninterest expense	425,582	43,488	469,070
Income before income taxes	338,276	16,461	354,737
Income taxes	77,091	3,953	81,044
Net Income	$261,185	12,508	273,693
Assets under management		13,190,593	13,190,593
Noninterest Income	Community Banking	Wealth Management	Total
Service charges and commissions	$50,441	—	50,441
Payment services revenue	67,414	—	67,414
Brokerage services	3,151	19,282	22,433
Fees for fiduciary services	(691)	40,888	40,197

Noninterest Income	Community Banking	Wealth Management	Total
Mortgage banking revenue	37,113	—	37,113
Other income	8,174	2	8,176
Investment securities losses, net	(18,894)	—	(18,894)
Total noninterest income	$146,707	60,173	206,880
Noninterest Expense	Community Banking	Wealth Management	Total
Salaries and employee benefits	$241,964	29,544	271,508
Net occupancy and equipment expense	40,907	3,346	44,253
Computer software and maintenance	17,752	1,738	19,490
Marketing and business development	18,064	989	19,053
FDIC and bank exam fees	5,669	2	5,671
Legal and professional fees	18,259	836	19,095
Bankcard processing, rewards and related cost	36,031	—	36,031
Other expenses(1)	46,936	7,033	53,969
Total noninterest expense	$425,582	43,488	469,070

(1)
Other expenses includes $4.0M of allocated technology, service, and overhead to Wealth Management

Segment Balance Sheet (in thousands)	Community Banking	Wealth Management	Total
Assets	$18,993,096	27,409	19,020,505
(22)   Capital Structure and Share Reclassification
In April of 2025, the Company filed a Second Amended and Restated Articles of Incorporation following shareholder approval to amend its capital structure. The amendment, effective April 28, 2025, increased the number of authorized shares of capital stock from 13,000,000 to 600,000,000 shares, allocated as follows: 500,000,000 shares of Class A Common Stock, 50,000,000 shares of Class B Common Stock, and 50,000,000 shares of Preferred Stock. Additionally, the par value of all classes of stock was reduced from $1.00 per share to $0.01 per share.
As part of the amendment, all outstanding shares of Class B Common Stock were reclassified into Class A Common Stock on a one-for-one basis. As a result, 2,866,135 shares of Class B Common Stock outstanding as of December 31, 2024, were converted into Class A Common Stock, and no shares of Class B Common Stock remain outstanding.
The Company has retroactively adjusted all share and per-share data in the consolidated financial statements for all periods presented to reflect the reclassification and revised capital structure as if it had occurred at the beginning of the earliest period presented.
On April 16, 2025, the Company announced a one-time dividend of $40.00 per share payable to all common stockholders of record on April 27, 2025. The special dividend will be paid on May 5, 2025, totaling $176.6 million.

Through and including,                  , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
                  Shares
Central Bancompany, Inc.
Class A Common Stock

Prospectus

MORGAN STANLEY
           , 2025

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of our Class A common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the         .
Filing Fee–Securities and Exchange Commission	$	*
Fee–Financial Industry Regulatory Authority, Inc.		*
Listing Fee–		*
Fees of Transfer Agent		*
Fees and Expenses of Counsel		*
Fees and Expenses of Accountants		*
Printing Expenses		*
Miscellaneous Expenses		*
Total	$	*

*
To be provided by amendment.

Item 14.   Indemnification of Directors and Officers.
Under Section 351.555 of the GBCL, a Missouri corporation may indemnify any person made or threatened to be made a party to any legal proceeding, including any suit by or in the name of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in any such capacity with respect to another enterprise, against expenses and other amounts reasonably incurred by him or her in connection with such legal proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Notwithstanding the foregoing, no indemnification may be made in respect to any claim brought by or in the name of a Missouri corporation as to which such person is adjudged to be liable to the corporation unless and only to the extent that a proper court determines that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper. Unless its articles of incorporation or bylaws provide otherwise, a Missouri corporation is required to indemnify its directors, officers, employees or agents to the extent that such persons have been successful on the merits or otherwise in defending an action, suit or proceeding or any claim, issue or matter therein.
Our Articles provide that we must indemnify our directors and officers to the fullest extent authorized by the GBCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.
The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our Articles, our Bylaws, agreement, vote of shareholders or disinterested directors or otherwise.
We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15.   Recent Sales of Unregistered Securities.
Pursuant to our Articles, on April 28, 2025, each share of Class B common stock then outstanding was automatically reclassified, redesignated and changed into one validly issued, fully paid and non-assessable share of Class A common stock, without any further action by us or any shareholder. The issuance of Class A common stock upon automatic conversion of Class B common stock has not been registered under the Securities Act in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act.
Prior to the completion of this offering, the registrant will effect a stock dividend whereby each share of Class A common stock will receive          additional shares of Class A common stock.
In the past three years, we granted or issued to our directors, officers and employees, in aggregate, 17,260 shares of restricted stock awards and performance-based stock bonuses under our equity award programs (representing          shares of our Class A common stock after giving effect to the Reclassification and the stock dividend).
The offers, sales and issuances of the securities described above were, or will be, deemed to be exempt from registration under the Securities Act, including in reliance of Section 3(a)(9) and Section 4(a)(2) of the Securities Act and Rule 701 under the Securities Act. No underwriter or placement agent was involved in the issuance or sale of any of these securities, and no underwriting discounts or commissions were paid.
Item 16.   Exhibits and Financial Statement Schedules.
(a)   Exhibits:   See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.
(b)   Financial Statement Schedules:   All schedules are omitted because the required information is inapplicable or the information is presented in the consolidated financial statements and the related notes.
Item 17.   Undertakings
(1)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2)
The undersigned registrant hereby undertakes that:

(A)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Number	Description
1.1	Form of Underwriting Agreement*
3.1	Second Amended and Restated Articles of Incorporation
3.2	Form of Bylaws, to be in effect upon the completion of this offering*
4.1	Form of Registration Rights Agreement*
5.1	Opinion of *
9.1	Amended and Restated Voting Trust Agreement*
10.1	Central Bancompany, Inc. Restricted Share Plan*
10.2	Employment Agreement, dated as of February 2020, by and between Central Bancompany, Inc. and John Ross*
10.3	Employment Agreement, dated as of January 2021, by and between Central Bancompany, Inc. and Piyush Agarwal*
10.4	Central Bancompany, Inc. Incentive Compensation Plan I, as amended and restated effective February 14, 2018*
10.5	Central Bancompany, Inc. Incentive Compensation Plan II, as amended and restated effective February 14, 2018*
10.6	Central Bancompany Nonqualified Supplemental Retirement Plan*
21.1	Subsidiaries of the Registrant
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm*
23.2	Consent of *
24.1	Powers of Attorney (included on signature page to the Registration Statement)*
107.1	Filing Fee Table*

*
To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jefferson City, Missouri, on the       day of                  , 2025.
CENTRAL BANCOMPANY, INC.
By:

Name:
Title:
POWERS OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints John “JR” Ross, Robert M. Robuck and Jeremy W. Colbert, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities indicated on the        day of       , 2025.
Signature	Title
John “JR” Ross	President, Chief Executive Officer and Director (Principal Executive Officer)
Robert M. Robuck	Vice Chairman, Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
S. Bryan Cook	Executive Chairman
Charles W. Digges, Jr.	Director
Michael Kirk Farmer, Jr.	Director
Robert R. Hermann, Jr.	Director
E. Stanley Kroenke	Director

Signature	Title
Charles E. Kruse	Director
Richard H. McClure	Director
Edward D. “Chip” Robertson, Jr.	Director